Disclaimer and Notice of Limited Use

This Development Plan has been prepared by Washington Group International, Inc. (Washington Group) exclusively for Metallica Resources Inc. (Metallica) to present the proposed design concept, estimated costs, and development schedule for Metallica’s Cerro San Pedro Project located in the state of San Luis Potosi, Mexico (Project). The content of this Development Plan is based exclusively on the following described sources of data (Underlying Information):

a.	Written data developed by others and provided by Metallica to Washington Group, and

b.	Oral data, descriptions and instructions provided by Metallica personnel regarding the Project to Washington Group personnel in the course of Washington Group’s preparation of this Development Plan.

All geologic interpretations and resource modeling were prepared by others without the involvement of Washington Group. Washington Group has relied upon the conclusions drawn by those who prepared/provided the Underlying Information for purposes of estimating the cost and schedule required for development of the Project in accordance with the data provided. All statements contained in this Development Plan relating to resource estimation techniques and results are based on the November 2000 Feasibility Study prepared by Glamis Gold Ltd.

Washington Group did not perform any drilling, sampling, assaying, metallurgical testing, environmental sampling, or any other field sampling or testing to prepare this Development Plan. All processing design criteria, metallurgical recoveries, and reagent consumptions used in the preparation of this Development Plan were taken from the November 2000 Glamis Feasibility Study.

Notwithstanding anything to the contrary in this Development Plan, Washington Group expressly disclaims (i) any responsibility for Metallica conclusions regarding the economic feasibility of the Project based on the Glamis Feasibility Study and the Underlying Information, and (ii) any responsibility for inaccuracies in estimated Project development costs and schedule. Any express or implied warranties, including without limitation any warranty of merchantability or fitness for use of this Development Plan for a particular purpose, are hereby disclaimed.

The use and/or reliance on the contents of this Development Plan are at the sole risk of the user. Nothing in this Development Plan shall constitute or provide for, and Washington Group shall not be considered to have rendered, any legal or financial opinion(s) regarding the feasibility of the Project or regarding any other matter. Regarding the appearance of the Washington Group name and/or logo on any figure or table in the Development Plan that is identified as being prepared by others, such name and/or logo appears solely for the purpose of identifying such figure or table as being part of this Development Plan.

1. EXECUTIVE SUMMARY
1.1 Introduction and Project Description
1.2 Background Studies
1.3 Geology and Mineral Resources
1.3.1 Lithology, Structure, and Mineralization
1.3.2 Drill Data
1.3.3 Silver Bias/Adjustment
1.4 Orebody Modeling and Resources
1.4.1 Mineral Resource Estimation Procedure
1.4.2 Mineral Inventory
1.4.3 Resource Classification
1.4.4 Validation of Resource Estimate
1.4.5 Comparison with Previous Estimates
1.5 Reserves and Mine Planning
1.5.1 Mineable Reserves
1.5.2 Evaluation Input Parameters
1.5.3 Evaluation Verification
1.5.4 Final Pit Design Parameters
1.5.5 Mine Equipment
1.5.6 Mine Personnel
1.6 Metallurgy
1.6.1 Background
1.6.2 Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption
1.6.3 Description of Metallurgical Samples and Summary of Testing
1.6.4 Recovery Curves Extended for Ultimate Time on the Heap
1.7 Process and Design Engineering
1.7.1 Site Layout Considerations
1.7.2 Process Design Criteria
1.7.3 Merrill-Crowe Recovery Plant
1.7.4 Refining
1.7.5 Process Plant Services
1.7.6 Process Personnel
1.8 Leach Pad and Ponds
1.8.1 Run of Mine Haulage and Lime Addition
1.8.2 Leach Solution Recovery and Distribution
1.9 Infrastructure
1.9.1 Roads
1.9.2 Water Supply
1.9.3 Other Project Facilities
1.9.4 Community Infrastructure
1.9.5 Electrical
1.9.6 Communications
1.10 General Administration and Services
1.10.1 General Management, Accounting, and Services
1.10.2 Human Resources
1.10.3 Environmental
1.10.4 Public Relations
1.10.5 Corporate Support
1.10.6 G&A Personnel
1.10.7 G&A Costs
1.11 Environmental and Permitting
1.11.1 Environmental Baseline
1.11.2 Environmental Permitting
1.11.3 Environmental Management
1.12 Reclamation and Closure
1.12.1 Heap Leach Facility
1.12.2 Mine Waste/Waste Rock Dumps
1.12.3 Mine Pit
1.12.4 Infrastructures
1.12.5 Closure Costs
1.13 Socioeconomic Programs
1.14 Operations, Organization and Work Schedule
1.14.1 Work Schedule
1.14.2 Employee Salaries and Benefits
1.15 Construction Execution
1.16 Operating Cost Estimate
1.16.1 Mining Costs
1.16.2 Processing Costs
1.16.3 General and Administrative (G&A) Costs
1.16.4 Summary of Operating Costs
1.17 Capital Cost Estimate
1.18 Economic Evaluation
1.18.1 Basis of Estimate
1.18.2 Review of Significant Project Information
1.18.3 Economic Model
1.18.4 Precious Metal Production
1.18.5 Revenue and Cash Flow
1.18.6 Economic Results
1.19 Sensitivity Analyses
1.20 Conclusions and Recommendations
1.20.1 Introduction
1.20.2 Conclusions
1.20.3 Recommendations
2 INTRODUCTION AND PROJECT DESCRIPTION
2.1 Introduction
2.2 Scope of Work and Basis of Study
2.3 Location, Access and Infrastructure
2.4 Physiography and Climate
2.5 Seismicity
2.6 Mining History and Exploration Activity
2.6.1 Historic Activity
2.6.2 Recent Exploration Activity
2.6.3 Current Mining
2.7 Glamis Interest Acquisition Terms
2.8 Property Rights
2.8.1 Mineral Concessions
2.8.2 Land Use
2.8.3 Surface Rights Acquisition
2.8.3 Water Rights
2.9 Units and Abbreviations
3. GEOLOGY AND MINERAL RESOURCES
3.1 Introduction
3.2 Regional Geology
3.3 District Geology
3.3.1 Lithology
3.3.2 Structural Geology
3.3.3 Alteration and Mineralization
3.3.4 Deposit Setting
3.4 Geological Interpretation
3.5 Database Drilling Program and Data Collection
3.5.1 Database Information Available
3.5.2 Database Information Used
3.5.3 Validation of the Database
3.5.4 Validation of Anticipated Results
3.5.5 Silver Bias Investigation
4.OREBODY MODELING AND RESOURCES
4.1 Introduction
4.2 Construction of the Computer Block Model
4.2.1 Bench Height Study
4.2.2 Surface Topography and Underground Voids
4.2.3 Composites and Statistics
4.2.4 Variography
4.2.5 Geologic Modeling
4.2.6 Block Grade Estimation
4.3 Geological Resource Estimate
4.3.1 Mineral Inventory
4.3.2 Resource Classification
4.3.3 Validation of Resource Estimate
4.3.4 Comparison with Previous Estimates
4.3.5 Resource Potential
5. ORE RESERVES AND MINE PLANNING
5.1 Introduction
5.1.1 Economic Cone Input Parameters
5.1.2 Economic Cone Evaluations
5.1.3 Evaluation Input Parameters
5.1.4 Evaluation Verification
5.1.5 Final Pit Design Parameters
5.1.6 Final Pit Mineable Reserves
5.2 Mine Planning and Production Schedule
5.2.1 Phase Designs
5.2.2 Production Schedule
5.2.3 Annual Plans
5.2.4 Stockpiles and Waste Dumps
5.2.5 Blasting Design
5.2.6 Grade Control Procedures
5.3 Self-Mining versus Contract Mining
5.4 Mine Equipment
5.4.1 Base Production and Operating Parameters
5.4.2 Equipment Operating Requirements
5.4.3 Maintenance Facilities
5.4.4 Explosive Storage
5.5 Mine Personnel
5.5.1 Salaried Staff
5.5.2 Daily Paid Personnel
6. METALLURGY
6.1 Introduction
6.1.1 Background
6.1.2 Strategy for Developing Reliable Estimates of Recoveries and ReagentConsumption
6.2 Review of Metallurgical Investigations prior to Metallica Resources, Inc.
6.3 Description of Metallurgical Samples and Summary of Testing
6.3.1 Porphyry Oxide
6.3.2 Begonia Limestone
6.3.3 Barreno Limestone
6.3.4 Hospital Limestone
6.3.5 Porphyry — Mixed and Sulfide
6.4 Bottle Roll Tests by Laboratory and Comparison
6.4.1 Description of Test Procedures
6.4.2 Comparison of Bottle Roll Results by Ore Type
6.5 Standard Column Leach Tests by Laboratory and Comparison
6.5.1 Description of Standard Column Test Procedures
6.5.2 Comparison of Standard Column Results by Ore Type
6.6 Consolidated Test Results — Standard and Design Criteria Columns and Bottle Rolls
6.6.1 Design Criteria Column Procedures
6.6.2 Consolidated Results by Ore Type
6.7 Bottle Stir Tests (Ore Leaching Characterization) by METCON – Tucson, Arizona
6.7.1 Description of Metallurgical Samples
6.7.2 Description of Bottle Stir Test Procedures
6.7.3 Results of Bottle Stir Tests
6.8 High Solids Bottle Stir (HSBS) Tests – RDI — Denver
6.8.1 Description of Metallurgical Samples/Ore Types Tested
6.8.2 Test Procedures
6.8.3 Results of HSBS Tests
6.9 Related Investigations
6.9.1 Solution Chemistry and Leach Kinetics
6.9.2 Study of Existing Vat Leaching Operation
6.9.3 Statistical Review of Metallurgical Data/Assays
6.9.4 Cyanide Solubility / Metallurgical Recovery
6.9.5 Porphyry Sulfide Study – Analysis of Porphyry Oxide, Mixed and Sulfide Ore Types
6.9.6 Crushing
6.9.7 Pebble Lime Testing
6.9.8 Comminution Test Work
6.10 Summary of Metallurgical Results
6.10.1 Overview of Findings
6.10.2 Estimated Precious Metal Recovery and Reagent Consumption by Ore Type
7. PROCESSING
7.1 Introduction
7.2 Process Flowsheet Development
7.3 Site Layout Considerations
7.4 Process Design Criteria
7.4 Process Description and Construction
7.4.1 Merrill-Crowe Recovery Plant
7.4.2 Refining
7.4.3 Reagent Handling and Distribution
7.5 Plant Operation and Solution Management
7.5.1 Precious Metal Production Schedule
7.6 Process Plant Services
7.6.1 Process Mobile Equipment
7.6.2 Process Building
7.6.3 Assay/Metallurgical Laboratory
7.6.4 Process Department
8. LEACH PAD AND PONDS
8.1 Run of Mine Haulage and Lime Addition
8.2 Heap Leach Pad
8.3 Leach Pad Loading
8.4 Leach Solution Recovery and Distribution
8.5 Heap Operation and Solution Management
8.5.1 Water Balance and Solution Management
9. INFRASTRUCTURE
9.1 Introduction
9.2 Site Access
9.3 Roads
9.4 Main Office and Gatehouse Facilities
9.5 Water Supply and Distribution
9.6 Meteorological Station
9.7 Power
9.7.1 CFE Substation SLP II
9.7.2 Main Transmission Line
9.7.3 Main Substation
9.7.4 Distribution Lines and Secondary Substations
9.8 Communications
9.8.1 Mine site — San Luis Potosi Microwave Network
9.8.2 Mobile Radio Network
9.9 Cerro de San Pedro Housing
9.10 Cerro de San Pedro Church Stabilization
9.10.1 Property Fencing
10. GENERAL SERVICES AND ADMINISTRATION
10.1 Introduction
10.2 G&A Personnel
10.3 G&A Services
10.3.1 General Management
10.3.2 Finance and Accounting
10.3.3 Purchasing and Materials Management
10.3.4 General Services
10.3.5 Human Resources
10.3.6 Environmental
10.3.7 Public Relations
10.3.8 Corporate Support
10.4 G&A Operating Costs
10.4.1 G&A Labor Costs
10.4.2 G&A Operating Expenses
10.5 G&A Capital Costs
11. ENVIRONMENTAL AND PERMITTING
11.1 Environmental Baseline Investigations
11.1.1 Surface Water
11.1.2 Stream Sediments
11.1.3 Groundwater
11.1.4 Rock Geochemistry/Acid Rock Drainage
11.1.5 Biological
11.1.6 Anthropology/Historical Monuments
11.2 Environmental Regulations
11.2.1 Principal Laws and Regulations
11.2.2 Mining Law
11.2.3 Environmental Regulatory Agencies
11.3 Permitting
11.3.1 Permitting Status for Cerro San Pedro
11.4 Environmental Impact Evaluation and Conditions for Permit Approval
11.4.1 Project Parameters in the MIA
11.4.2 Impact Evaluation and Mitigation Measure/Conditions for Approval
11.5 Environmental Management
11.5.1 Vegetation and Wildlife Management
11.5.2 Materials Management
11.5.3 Waste Management
11.5.4 Water Management
11.5.5 Air Quality and Noise Management
11.5.6 Environmental Monitoring Plan
11.5.7 Environmental and Permitting Risk
12 RECLAMATION AND CLOSURE
12.1 Introduction
12.2 Requirements and Practices
12.3 Surface Reclamation and Revegetation Plan
12.3.1 Soils and Soil Availability for Reclamation
12.3.2 Surface Reclamation and Revegetation Procedures
12.3.3 Protected Species Revegetation
12.3.4 Non-Protected Species Revegetation
12.3.5 Revegetation Studies
12.4 Reclamation and Closure by Facility
12.4.1 Open Pit
12.4.2 Heap Leach Pad/Solution Ponds
12.4.3 Waste Rock Dump
12.4.4 Administration, Truck Shop, and Other Buildings
12.4.5 Roads/Fuel Storage Areas/Miscellaneous
12.4.6 Existing Mine Wastes
12.5 Monitoring
12.6 Closure Costs and Schedule
12.7 Reclamation and Closure Risk
13. SOCIOECONOMICS
13.1 Baseline Economic Data
13.2 Baseline Population Characteristics
13.3 Socio-Economic Mitigation
13.4 Socio-Economic Programs
14. ORGANIZATION, WORK SCHEDULE, HIRING AND BENEFITS
14.1 Organization and Staffing
14.2 Work Schedule
14.3 Employee Salaries and Benefits
12.1.3 Hiring Practices
14.2.1 Training
15. CONSTRUCTION EXECUTION
15.1 Construction Management
15.2 Execution Plan
15.3 Procurement Plan
15.4 Engineering
15.5 Project Schedule
15.6 Construction Labor Force
15.7 Responsibilities during Construction and Preproduction
16. OPERATING COST SUMMARY
16.1 Introduction
16.2 Mining
16.3 Processing
16.3.1. Power Costs
16.3.2. Process Labor Costs
16.3.3. Process Reagents
16.3.4 Process Operating and Maintenance Supplies
16.3.5 Process Water
16.4 Water
16.5 G&A and Other
16.6 Operating Cost Summary
17. CAPITAL COST ESTIMATE
17.1 Summary
17.2 Basis of Estimate
17.2.1 Purpose
17.2.2 Scope
17.2.3 Construction Approach
17.2.4 Quantity Basis
17.2.5 Cost Basis
17.3 Craft Labor
17.4 Schedule
17.5 Markups and Escalation
17.6 Construction Indirects
17.7 Contingency
17.8 Fee
17.9 Inclusions
17.10 Exclusions
17.11 Assumptions and Qualifications
18. ECONOMIC EVALUATION AND FINANCIAL ANALYSES
18.1 Basis of Estimate
18.2 Economic Model
18.2.1 Treatment of Amortization and Taxation
18.3 Precious Metal Production
18.4 Revenue and Cash Flow
18.5 Economic Results
19. CONCLUSIONS AND RECOMMENDATIONS
19.1 Introduction
19.2 Conclusions
19.3 Recommendations
EX-A Cerro San Pedro Project Technical Report

Cerro San Pedro Project	Development Plan

1.	EXECUTIVE SUMMARY	1-1
1.1	Introduction and Project Description	1-2
1.2	Background Studies	1-7
1.3	Geology and Mineral Resources	1-8
1.3.1	Lithology, Structure, and Mineralization	1-8
1.3.2	Drill Data	1-9
1.3.3	Silver Bias/Adjustment	1-12
1.4	Orebody Modeling and Resources	1-12
1.4.1	Mineral Resource Estimation Procedure	1-12
1.4.2	Mineral Inventory	1-12
1.4.3	Resource Classification	1-13
1.4.4	Validation of Resource Estimate	1-14
1.4.5	Comparison with Previous Estimates	1-15
1.5	Reserves and Mine Planning	1-16
1.5.1	Mineable Reserves	1-16
1.5.2	Evaluation Input Parameters	1-17
1.5.3	Evaluation Verification	1-19
1.5.4	Final Pit Design Parameters	1-19
1.5.5	Mine Equipment	1-22
1.5.6	Mine Personnel	1-24
1.6	Metallurgy	1-24
1.6.1	Background	1-25
1.6.2	Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption	1-27
1.6.3	Description of Metallurgical Samples and Summary of Testing	1-29
1.6.4	Recovery Curves Extended for Ultimate Time on the Heap	1-32
1.7	Process and Design Engineering	1-35

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Cerro San Pedro Project	Development Plan

1.7.1	Site Layout Considerations	1-35
1.7.2	Process Design Criteria	1-35
1.7.3	Merrill-Crowe Recovery Plant	1-35
1.7.4	Refining	1-37
1.7.5	Process Plant Services	1-37
1.7.6	Process Personnel	1-37
1.8	Leach Pad and Ponds	1-37
1.8.1	Run of Mine Haulage and Lime Addition	1-38
1.8.2	Leach Solution Recovery and Distribution	1-38
1.9	Infrastructure	1-38
1.9.1	Roads	1-39
1.9.2	Water Supply	1-39
1.9.3	Other Project Facilities	1-39
1.9.4	Community Infrastructure	1-39
1.9.5	Electrical	1-40
1.9.6	Communications	1-40
1.10	General Administration and Services	1-41
1.10.1	General Management, Accounting, and Services	1-41
1.10.2	Human Resources	1-41
1.10.3	Environmental	1-42
1.10.4	Public Relations	1-42
1.10.5	Corporate Support	1-42
1.10.6	G&A Personnel	1-42
1.10.7	G&A Costs	1-43
1.11	Environmental and Permitting	1-43
1.11.1	Environmental Baseline	1-44
1.11.2	Environmental Permitting	1-46
1.11.3	Environmental Management	1-47

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Cerro San Pedro Project	Development Plan

1.12	Reclamation and Closure	1-49
1.12.1	Heap Leach Facility	1-49
1.12.2	Mine Waste/Waste Rock Dumps	1-51
1.12.3	Mine Pit	1-51
1.12.4	Infrastructures	1-51
1.12.5	Closure Costs	1-52
1.13	Socioeconomic Programs	1-53
1.14	Operations, Organization and Work Schedule	1-54
1.14.1	Work Schedule	1-54
1.14.2	Employee Salaries and Benefits	1-54
1.15	Construction Execution	1-56
1.16	Operating Cost Estimate	1-58
1.16.1	Mining Costs	1-58
1.16.2	Processing Costs	1-59
1.16.3	General and Administrative (G&A) Costs	1-60
1.16.4	Summary of Operating Costs	1-61
1.17	Capital Cost Estimate	1-62
1.18	Economic Evaluation	1-63
1.18.1	Basis of Estimate	1-63
1.18.2	Review of Significant Project Information	1-63
1.18.3	Economic Model	1-64
1.18.4	Precious Metal Production	1-65
1.18.5	Revenue and Cash Flow	1-65
1.18.6	Economic Results	1-66
1.19	Sensitivity Analyses	1-66
1.20	Conclusions and Recommendations	1-72
1.20.1	Introduction	1-72
1.20.2	Conclusions	1-72

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Cerro San Pedro Project	Development Plan

1.20.3	Recommendations	1-73
2	INTRODUCTION AND PROJECT DESCRIPTION	2-1
2.1	Introduction	2-1
2.2	Scope of Work and Basis of Study	2-1
2.3	Location, Access and Infrastructure	2-3
2.4	Physiography and Climate	2-3
2.5	Seismicity	2-8
2.6	Mining History and Exploration Activity	2-8
2.6.1	Historic Activity	2-8
2.6.2	Recent Exploration Activity	2-9
2.6.3	Current Mining	2-11
2.7	Glamis Interest Acquisition Terms	2-11
2.8	Property Rights	2-13
2.8.2	Land Use	2-22
2.8.3	Water Rights	2-27
2.9	Units and Abbreviations	2-27
3.	GEOLOGY AND MINERAL RESOURCES	3-1
3.1	Introduction	3-1
3.2	Regional Geology	3-1
3.3	District Geology	3-1
3.3.1	Lithology	3-4
3.3.2	Structural Geology	3-6
3.3.3	Alteration and Mineralization	3-7
3.3.4	Deposit Setting	3-12
3.4	Geological Interpretation	3-13
3.5	Database Drilling Program and Data Collection	3-17
3.5.1	Database Information Available	3-17
3.5.2	Database Information Used	3-18

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Cerro San Pedro Project	Development Plan

3.5.3	Validation of the Database	3-21
3.5.4	Validation of Anticipated Results	3-21
3.5.5	Silver Bias Investigation	3-28
4.	OREBODY MODELING AND RESOURCES	4-1
4.1	Introduction	4-1
4.2	Construction of the Computer Block Model	4-1
4.2.1	Bench Height Study	4-1
4.2.2	Surface Topography and Underground Voids	4-2
4.2.3	Composites and Statistics	4-3
4.2.4	Variography	4-16
4.2.5	Geologic Modeling	4-17
4.2.6	Block Grade Estimation	4-21
4.3	Geological Resource Estimate	4-29
4.3.1	Mineral Inventory	4-29
4.3.2	Resource Classification	4-29
4.3.3	Validation of Resource Estimate	4-31
4.3.4	Comparison with Previous Estimates	4-32
4.3.5	Resource Potential	4-33
5.	ORE RESERVES AND MINE PLANNING	5-1
5.1	Introduction	5-1
5.1.1	Economic Cone Input Parameters	5-1
5.1.2	Economic Cone Evaluations	5-1
5.1.3	Evaluation Input Parameters	5-1
5.1.4	Evaluation Verification	5-5
5.1.5	Final Pit Design Parameters	5-5
5.1.6	Final Pit Mineable Reserves	5-8
5.2	Mine Planning and Production Schedule	5-11

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Cerro San Pedro Project	Development Plan

5.2.1	Phase Designs	5-11
5.2.2	Production Schedule	5-16
5.2.3	Annual Plans	5-18
5.2.4	Stockpiles and Waste Dumps	5-23
5.2.5	Blasting Design	5-24
5.2.6	Grade Control Procedures	5-29
5.3	Self-Mining versus Contract Mining	5-30
5.4	Mine Equipment	5-30
5.4.1	Base Production and Operating Parameters	5-31
5.4.2	Equipment Operating Requirements	5-33
5.4.3	Maintenance Facilities	5-37
5.4.4	Explosive Storage	5-39
5.5	Mine Personnel	5-39
5.5.1	Salaried Staff	5-40
5.5.2	Daily Paid Personnel	5-42
6.	METALLURGY	6-1
6.1	Introduction	6-1
6.1.1	Background	6-2
6.1.2	Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption	6-2
6.2	Review of Metallurgical Investigations prior to Metallica Resources, Inc.	6-5
6.3	Description of Metallurgical Samples and Summary of Testing	6-5
6.3.1	Porphyry Oxide	6-12
6.3.2	Begonia Limestone	6-13
6.3.3	Barreno Limestone	6-14
6.3.4	Hospital Limestone	6-15
6.3.5	Porphyry – Mixed and Sulfide	6-15
6.4	Bottle Roll Tests by Laboratory and Comparison	6-15

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Cerro San Pedro Project	Development Plan

6.4.1	Description of Test Procedures	6-15
6.4.2	Comparison of Bottle Roll Results by Ore Type	6-16
6.5	Standard Column Leach Tests by Laboratory and Comparison	6-16
6.5.1	Description of Standard Column Test Procedures	6-16
6.5.2	Comparison of Standard Column Results by Ore Type	6-17
6.6	Consolidated Test Results – Standard and Design Criteria Columns and Bottle Rolls	6-21
6.6.1	Design Criteria Column Procedures	6-21
6.6.2	Consolidated Results by Ore Type	6-22
6.7	Bottle Stir Tests by METCON – Tucson, Arizona	6-35
6.7.1	Description of Metallurgical Samples	6-35
6.7.2	Description of Bottle Stir Test Procedures	6-35
6.7.3	Results of Bottle Stir Tests	6-35
6.8	High Solids Bottle Stir (HSBS) Tests – RDI - Denver	6-36
6.8.1	Description of Metallurgical Samples/Ore Types Tested	6-36
6.8.2	Test Procedures	6-36
6.8.3	Results of HSBS Tests	6-37
6.9	Related Investigations	6-38
6.9.1	Solution Chemistry and Leach Kinetics	6-38
6.9.2	Study of Existing Vat Leaching Operation	6-40
6.9.3	Statistical Review of Metallurgical Data/Assays	6-42
6.9.4	Cyanide Solubility / Metallurgical Recovery	6-42
6.9.5	Porphyry Sulfide Study – Analysis of Porphyry Oxide, Mixed and Sulfide Ore Types	6-43
6.9.6	Crushing Size	6-43
6.9.7	Pebble Lime Testing	6-45
6.9.8	Comminution Test Work	6-45
6.10	Summary of Metallurgical Results	6-46
6.10.1	Overview of Findings	6-47

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Cerro San Pedro Project	Development Plan

6.10.2	Estimated Precious Metal Recovery and Reagent Consumption by Ore Type	6-49
7.	PROCESSING	7-1
7.1	Introduction	7-1
7.2	Process Flowsheet Development	7-1
7.3	Site Layout Considerations	7-1
7.4	Process Design Criteria	7-4
7.4	Process Description and Construction	7-7
7.4.1	Merrill-Crowe Recovery Plant	7-7
7.4.2	Refining	7-8
7.4.3	Reagent Handling and Distribution	7-9
7.5	Plant Operation and Solution Management	7-9
7.5.1	Precious Metal Production Schedule	7-10
7.6	Process Plant Services	7-10
7.6.1	Process Mobile Equipment	7-10
7.6.2	Process Building	7-10
7.6.3	Assay/Metallurgical Laboratory	7-10
7.6.4	Process Department	7-11
8.	LEACH PAD AND PONDS	8-1
8.1	Run of Mine Haulage and Lime Addition	8-1
8.2	Heap Leach Pad	8-1
8.3	Leach Pad Loading	8-10
8.4	Leach Solution Recovery and Distribution	8-10
8.5	Heap Operation and Solution Management	8-11
8.5.1	Water Balance and Solution Management	8-12
9.	INFRASTRUCTURE	9-1
9.1	Introduction	9-1
9.2	Site Access	9-1
9.3	Roads	9-1

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Cerro San Pedro Project	Development Plan

9.4	Main Office and Gatehouse Facilities	9-3
9.5	Water Supply and Distribution	9-3
9.6	Meteorological Station	9-7
9.7	Power	9-7
9.7.1	CFE Substation SLP II	9-8
9.7.2	Main Transmission Line	9-8
9.7.3	Main Substation	9-12
9.7.4	Distribution Lines and Secondary Substations	9-12
9.8	Communications	9-13
9.8.1	Mine site – San Luis Potosi Microwave Network	9-13
9.8.2	Mobile Radio Network	9-14
9.9	Cerro de San Pedro Housing	9-15
9.10	Cerro de San Pedro Church Stabilization	9-15
9.10.1	Property Fencing	9-15
10.	GENERAL SERVICES AND ADMINISTRATION	10-1
10.1	Introduction	10-1
10.2	G&A Personnel	10-1
10.3	G&A Services	10-1
10.3.1	General Management	10-2
10.3.2	Finance and Accounting	10-2
10.3.3	Purchasing and Materials Management	10-3
10.3.4	General Services	10-3
10.3.5	Human Resources	10-3
10.3.6	Environmental	10-4
10.3.7	Public Relations	10-4
10.3.8	Corporate Support	10-5
10.4	G&A Operating Costs	10-5
10.4.1	G&A Labor Costs	10-5

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Cerro San Pedro Project	Development Plan

10.4.2	G&A Operating Expenses	10-6
10.5	G&A Capital Costs	10-6
11.	ENVIRONMENTAL AND PERMITTING	11-1
11.1	Environmental Baseline Investigations	11-1
11.1.1	Surface Water	11-1
11.1.2	Stream Sediments	11-1
11.1.3	Groundwater	11-3
11.1.4	Rock Geochemistry/Acid Rock Drainage	11-10
11.1.5	Biological	11-16
11.1.6	Anthropology/Historical Monuments	11-22
11.2	Environmental Regulations	11-24
11.2.1	Principal Laws and Regulations	11-24
11.2.2	Mining Law	11-25
11.2.3	Environmental Regulatory Agencies	11-26
11.3	Permitting	11-27
11.3.1	Permitting Status for Cerro San Pedro	11-28
11.4	Environmental Impact Evaluation and Conditions for Permit Approval	11-30
11.4.1	Project Parameters in the MIA	11-31
11.4.2	Impact Evaluation and Mitigation Measure/Conditions for Approval	11-31
11.5	Environmental Management	11-34
11.5.1	Vegetation and Wildlife Management	11-34
11.5.2	Materials Management	11-34
11.5.3	Waste Management	11-35
11.5.4	Water Management	11-37
11.5.5	Air Quality and Noise Management	11-37
11.5.6	Environmental Monitoring Plan	11-38
11.5.7	Environmental and Permitting Risk	11-38
12	RECLAMATION AND CLOSURE	12-1

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Cerro San Pedro Project	Development Plan

12.1	Introduction	12-1
12.2	Requirements and Practices	12-1
12.3	Surface Reclamation and Revegetation Plan	12-2
12.3.1	Soils and Soil Availability for Reclamation	12-3
12.3.2	Surface Reclamation and Revegetation Procedures	12-3
12.3.3	Protected Species Revegetation	12-5
12.3.4	Non-Protected Species Revegetation	12-5
12.3.5	Revegetation Studies	12-6
12.4	Reclamation and Closure by Facility	12-7
12.4.1	Open Pit	12-8
12.4.2	Heap Leach Pad/Solution Ponds	12-8
12.4.3	Waste Rock Dump	12-10
12.4.4	Administration, Truck Shop, and Other Buildings	12-11
12.4.5	Roads/Fuel Storage Areas/Miscellaneous	12-11
12.4.6	Existing Mine Wastes	12-12
12.5	Monitoring	12-13
12.6	Closure Costs and Schedule	12-13
12.7	Reclamation and Closure Risk	12-17
13.	SOCIOECONOMICS	13-1
13.1	Baseline Economic Data	13-1
13.2	Baseline Population Characteristics	13-2
13.3	Socio-Economic Mitigation	13-4
13.4	Socio-Economic Programs	13-4
14.	ORGANIZATION, WORK SCHEDULE, HIRING AND BENEFITS	14-1
14.1	Organization and Staffing	14-1
14.2	Work Schedule	14-1
12.4.3	Hiring Practices	14-3
14.2.1	Training	14-4

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Cerro San Pedro Project	Development Plan

15.	CONSTRUCTION EXECUTION	15-1
15.1	Construction Management	15-1
15.2	Execution Plan	15-1
15.3	Procurement Plan	15-2
15.4	Engineering	15-2
15.5	Project Schedule	15-4
15.6	Construction Labor Force	51-8
15.7	Responsibilities during Construction and Preproduction	15-8
16.	OPERATING COST SUMMARY	16-1
16.1	Introduction	16-1
16.2	Mining	16-1
16.3	Processing	16-2
16.3.1.	Power Costs	16-3
16.3.2.	Process Labor Costs	16-4
16.3.3.	Process Reagents	16-4
16.3.4	Process Operating and Maintenance Supplies	16-8
16.3.5	Process Water	16-8
16.4	Water	16-8
16.5	G&A and Other	16-8
16.6	Operating Cost Summary	16-13
17.	CAPITAL COST ESTIMATE	17-1
17.1	Summary	17-1
17.2	Basis of Estimate	17-2
17.2.1	Purpose	17-2
17.2.2	Scope	17-2
17.2.3	Construction Approach	17-2
17.2.4	Quantity Basis	17-2
17.2.5	Cost Basis	17-4

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Cerro San Pedro Project	Development Plan

17.3	Craft Labor	17-6
17.4	Schedule	17-7
17.5	Markups and Escalation	17-7
17.6	Construction Indirects	17-7
17.7	Contingency	17-7
17.8	Fee	17-7
17.9	Inclusions	17-7
17.10	Exclusions	17-8
17.11	Assumptions and Qualifications	17-8
18.	ECONOMIC EVALUATION AND FINANCIAL ANALYSES	18-1
18.1	Basis of Estimate	18-1
18.2	Economic Model	18-1
18.2.1	Treatment of Amortization and Taxation	18-2
18.3	Precious Metal Production	18-3
18.4	Revenue and Cash Flow	18-3
18.5	Economic Results	18-4
19.	CONCLUSIONS AND RECOMMENDATIONS	19-1
19.1	Introduction	19-1
19.2	Conclusions	19-2
19.3	Recommendations	19-3

Table of Contents	September 2003	xiii

Cerro San Pedro Project	Development Plan

1. EXECUTIVE SUMMARY

This development plan has been prepared to present the current project design, operating philosophy, capital and operating costs, and economics for the Cerro San Pedro gold/silver project located in the State of San Luis Potosi, Mexico. The project will be developed as an open pit mine producing run-of-mine ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site.

The project produces about 960,900 gold equivalent ounces over an eight-year life at an average cash cost of $221 per gold equivalent ounce. The project requires an initial investment of $28.2 million to take it into production with a total investment over its life of $32.2 million. Assuming 100 percent equity, the project yields a Net Present Value of $35.7 million at a 5 percent discount rate with an 23.6 percent Rate of Return at metal prices of $350/oz Au and $5.00/oz Ag.

Ore will be hauled directly from the pit to the leach pad via a 2 kilometer (km) haul road. The leach pad will have the capacity for 61 million tonnes of ore and the precious metals are recovered from the pregnant heap leach solution using a typical Merrill-Crowe zinc precipitation plant.

Metal production is expected to be about 63,800 ounces of gold and 1.5 million ounces of silver in the first year and then average 90,400 ounces of gold and 2.1 million ounces of silver for Years 2 through 8 with production tapering off in Years 9 and 10. The total production is estimated to be nearly 722,000 ounces of gold and 16.9 million ounces of silver. On a gold equivalent basis, production is expected to reach 86,100 ounces the first year, average 120,000 ounces for the next seven years with the final two years producing the remaining ounces for a grand total of 960,900 gold equivalent ounces.

Average unit operating costs over the life of the project, excluding the preproduction stripping that is included in the capital cost, are $0.9p per total tonne ($2.09 per tonne of ore) for contract mining (mining, fuel, water maintenance, and supervision), $0.04 per tonne of ore for the owner’s mining costs, $0.98 per tonne of ore for processing, and $0.38 per tonne of ore for general and administrative costs.

All federal, state, and municipal permits required for the project have been applied for or have been granted and the project has maintained compliance with all permit conditions.

This Executive Summary section of the development plan is intended to provide a summary of the significant aspects of the Cerro San Pedro Project. The reader is encouraged to refer to individual sections and

Section 1	September 2003	1-1

Cerro San Pedro Project	Development Plan

appendices to gain more information that may not be included in the Executive Summary. All references to costs in this study are United States dollars estimated as of second quarter 2003 with the currency rate at 1 US dollar = 10.25 Mexican pesos.

1.1 Introduction and Project Description

The Cerro San Pedro gold and silver heap leach project is located in semi-arid central Mexico in the state of San Luis Potosi (SLP) approximately 400 km north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The site is located 20 km east-northeast of the city of SLP, which is the state capital with a population of approximately one million people. The site can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro de San Pedro. The SLP airport has many daily flights to Mexico City and Monterrey as well as limited direct flights from the United States. Figure 1.1 shows the location of the Cerro San Pedro Project.

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years. In recent history, Asarco, Geocon, Bear Creek Mining, and Compania Fresnillo conducted exploration and development programs. Minera San Xavier (MSX), a wholly owned subsidiary of Metallica Resources, Inc. (Metallica), began its exploration activity at Cerro San Pedro in April 1995. Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior, Inc. (Cambior) in early 1998 giving Cambior a 50 percent interest in the project.

In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica. As part of that agreement, Glamis evaluated the resources and mining reserves developed by Cambior, for Cambior’s Feasibility Study completed in November 1999, prior to performing the detailed work that provided the basis for Glamis’ November 2000 Feasibility Study.

In January 2003, Glamis agreed to sell its 50 percent interest in the project to Metallica for cash, and/or cash and free trading common shares of Metallica, and a sliding scale Net Smelter Return (NSR) royalty that is based on the price of gold. The total purchase price is $18 million, $2 million paid on closing (the $2 million was paid on February 13, 2003); $5 million paid within six months from closing; $6 million within 12 months of closing, payable in cash or, at the election of Metallica, in registered and freely tradable common shares of Metallica; $2.5 million upon commencement of commercial production (defined as 10,000 ounces of gold produced); and $2.5 million 12 months following the commencement of commercial production.

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Cerro San Pedro Project	Development Plan

CALIFORNIA
ARIZONA
NEW MEXICO
TEXAS
PACIFIC OCEAN
MEXICO
San Luis Potosi
GULF OF MEXICO
PROJECT LOCATION
MEXICO CITY
BELIZE
GUATEMALA
Concepcion
Ciudad Victoria
Matehuala
Tula
Zacatecas
PROJECT LOCATION
SAN LUIS POTOSI
Aguascalientes
0
50
100
KILOMETERS
OPEN PIT
EAST WASTE DUMP
WEST WASTE DUMP
Run of Mine Haul Road
Office and Truck Shop
Lime Bin
LEACH PAD
Leach Ponds and Process Plant
La Zapatilla (Relocated)
TO SAN LUIS POTOSI
0
500
SCALE IN METERS

Figure 1-1.

Location of the Cerro San Pedro Project

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

The NSR royalty, to be paid to Glamis, is based on the following sliding scale.

Gold Price
(US$/troy ounce)	NSR Royalty

Below $325.00	None
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 or above	2.0%

Currently, MSX controls 41 mineral concessions, totaling 9,295 hectares (ha). In addition to the mineral concessions, MSX has all the surface rights agreements in place for the operation. MSX has worked to establish an operating safety buffer zone for the village of Cerro San Pedro, adjacent to the proposed pit, and many properties within the buffer zone have been acquired.

Obtaining control of all the property within the safety buffer zone, either through private negotiations or by requesting a temporary occupation from the Federal Mining Bureau, is not considered practical and the state government will not support restricting public access to the village. Instead, the village will remain open to the public, and MSX will formalize an agreement with the state and municipal authorities to ensure public safety for the village. The agreement will include a joint effort to ensure that the proper safety precautions are taken.

MSX will continue to acquire property within the safety buffer zone from owners who choose to engage in private negotiations. This will provide the property owners with one of the following alternatives:

•	Sale with buyback option at end of project.

•	Sale without buyback option.

•	Relocation to a MSX house in Cerro de San Pedro outside safety buffer zone.

MSX has also obtained the required power line rights of way and water rights to construct and operate the project. Figure 1.2 is a map of the project area showing the general layout of the proposed Cerro San Pedro Project and Figure 1.3 shows the southeastern margin of the proposed pit with respect to the buffer zone around the village of Cerro de San Pedro.

Water rights agreements with five parties for the annual use of 992,000 cubic meters (m) have been concluded and the National Water Commission has approved their transfer to the well site located approximately two km from the leach pad.

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Cerro San Pedro Project	Development Plan

EAST WASTE DUMP
Cerro de San Pedro Village
OPEN PIT
Property Boundary
Explosives Magazine
Existing Road
Truck shop, Lime bin and Fuel storage
LEACH PAD
2070 m. Elevation Fill
Phase II
Phase I
WEST WASTE DUMP
Run of Mine Haul Road
New Haul Road
Leach Ponds and Process Plant
New acces road
SW Corner Zapatilla Prop Bndy
Relocated La Zapatilla Village
2459000 N
2458000 N
2457000 N
2456000 N
2455000 N
NORTH
0
500
SCALE IN METERS

Figure 1-2.

Project Site Map

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

Figure 1.3 Photo with Buffer Zone

Crest of Pit
Buffer Zone
San Nicolas
Church
San Pedro Apostol
Church
50m
Buffer Zone
N

Figure 1.3. Photo with Buffer Zone

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

1.2 Background Studies

Areas of study and primary sources of information that were used in preparation of the development plan are summarized in Table 1.1.

Table 1.1

Sources of Information Used in the Development Plan

AREA	SERVICES PROVIDED	Name of Company/Consultant

Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Peterson, Consultant/Formerly Metallica
	Mineralogy/Petrography	Petrographic Consultants, Intl.

Mining	Mine Design/Engineering	Mine Reserves Associates
	Model Verification	Independent Mining Consultants, Inc.
GeoSight, Inc.
Glamis / Mine Reserves Associates
WLR Consulting, Inc.
	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates

Metallurgy	Management	Glamis
	Bottle Rolls, Columns, CN Sol	McClelland Laboratories
	Diagnostic Testing/Reagent Work	Resource Development Inc. (RDI)
	Ore Characterization	METCON Research, Inc.
	Database/Statistical Analysis	Ron Radzieta / Zuker Geochemistry Group
	Solution Chemistry	Unifield Engineering
Times Ltd. (Mudder)
McClelland Laboratories

Processing	Management	Minera San Xavier
	Heap Modeling	Unifield Engineering
	Costing/Data Review	WGI
	Leach Pad	WGI / Westec / Amec
	Merrill-Crowe Plant Design	Summit Valley Equipment & Engineering

Electrical and	Management	Glamis / Minera San Xavier
Communication	Electrical Power Line	Procoin / CFE
	13.8 kV Distribution Line	Cypesa / Procoin
	Main Substation	Cypesa
	Communication	Telmex / Glamis

Infrastructures	Management	WGI / Minera San Xavier
	Access Road	WGI
	Water Management	Sodinco Group

Environmental	Management	Minera San Xavier
	Baseline/impact Analysis	Behre Dolbear de Mexico

Section 1	September 2003	1-7

Cerro San Pedro Project	Development Plan

Table 1.1

Sources of Information Used in the Development Plan

AREA	SERVICES PROVIDED	Name of Company/Consultant

	ARD Evaluations	Chemac Environmental Services
Geochemica, Inc.
	Water Balance Modeling	Womack and Associates
Water Management Consultants
	Closure Planning	Shepherd Miller
Closure Strategy Group (CSG)
	Permitting	Gochnour & Associates, Inc.
Minera San Xavier

Other	Socioeconomics	Minera San Xavier
	Taxation	Minera San Xavier / Glamis

Four feasibility studies have been prepared for the project to date. Welsh Engineering Science & Technology, Inc. (Westec) produced the first feasibility study. Kilborn International, Inc. (Kilborn) produced a feasibility study for Metallica in 1997; Cambior prepared a feasibility study in December 1999; and Glamis produced their feasibility study in November 2000. This development plan utilizes reports that were generated from the previous feasibility studies, as well as more recent work, to support the current design and operating concepts.

1.3 Geology and Mineral Resources

The Cerro San Pedro district lies along the boundary between the Sierra Madre Oriental (Eastern Sierra Madre) fold belt and the Mesa Central volcanic plateau physiographic provinces. Current exploration in this historic district has resulted in the delineation of a large body of low-grade gold-silver mineralization amenable to modern bulk mining and heap leach extraction methods.

1.3.1 Lithology, Structure, and Mineralization

A complex deformation history, including pre-mineral folding, thrusting, normal, reverse, and wrench faulting, accompanied by porphyry dike intrusion are considered to be the primary factors behind the localization of mineralization at Cerro San Pedro. District geology is characterized by complexly folded and faulted Cretaceous limestones that have been intruded by a large dike or plug of diorite to quartz diorite porphyry of late Cretaceous to early Tertiary age. Gold-silver mineralization occurs in association with disseminated iron oxides and sulfides hosted within the porphyry intrusive (porphyry oxide, mixed and sulfide) and its

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Cerro San Pedro Project	Development Plan

surrounding limestone host rocks (from oldest to youngest? the Begonia, Hospital, and Barreno Limestones). Porphyry oxide-hosted mineralization is distributed in a well-developed zone of stockwork fracturing and pervasive hydrothermal alteration developed around the intersection between several systems of cross-cutting north, east, northeast, and northwest trending shear zones. These structures extend into the surrounding limestone country rocks as higher grade veins, chimneys, and mantos. A large body of porphyry mixed and porphyry sulfide-hosted Au-Ag-Zn sulfide mineralization also underlies the main zone of Au-Ag porphyry oxide mineralization. The bulk of the potentially economic mineralization is hosted within the porphyry diorite rock type. Figure 1.4 is a plan view showing the geology of the Cerro San Pedro resource area. Figure 1.5 is a typical cross-section through the deposit showing the typically moderate westward dip of the porphyry dike.

1.3.2 Drill Data

The exploration program begun by Metallica in 1995 and expanded by Cambior in 1997 utilized the database that had been developed by previous companies since the 1970s. MSX’s efforts focused on expanding the previously defined oxide resource hosted in both limestones as well as in the underlying quartz diorite porphyry. This expansion has been accomplished through a systematic program of detailed surface and underground geological mapping, geochemical sampling, metallurgical testing, and the completion of approximately 58,000 m of exploration and delineation drilling. The resource estimate uses the results of 36 reverse circulation holes from exploration prior to MSX and 219 drill holes completed by MSX, 125 of which are reverse circulation and 94 are core holes. The deposit has been drilled overall on a 50 m by 50 m grid with a closer spacing in some areas. Assay intervals, typically of 2 m length, which had less than 30 percent recovery were not used for grade estimation. In addition, a total of 2,153 channel samples representing about 4,600 m were collected from numerous accessible underground workings.

The geological block model for Cerro San Pedro was constructed with respect to both structural and lithological (rock type) control. The assay results from drill holes and channel samples were composited to 5 m lengths by respecting these rock and structural domain boundaries. Cambior used standard industry practice to limit or cap the high-grade outliers and to develop indicators to reflect the boundary between low-grade mineralization and unmineralized or barren materials. Validation of the geological and assay database was done using software tools, plots on sections, and plan view maps to ensure that information stored in the database occurs in the correct position and conforms with the geological interpretation. Verification of assay results used in the database was also performed. After 1995, an assay verification program was initiated in which every twenty-fifth sample is systematically reassayed.

Section 1	September 2003	1-9

Cerro San Pedro Project	Development Plan

2,458,700 N
2,458,600 N
2,458,500 N
2,458,400 N
2,458,300 N
2,458,200 N
2,458,075 N
Pit Limit
Kg
Begonia
Kh
Hospital
Kb
Barreno
Tp
Porphyry
East
Waste Dump
Fill
Tr
Rhyolite
Kb
Barreno MnOx
Qal
Quaternary
Olmeda Fault
Abundancia Fault
Gogorron Fault
Chueca Fault
Princesa Fault
Mendez Fault System
313,600 E
314,800 E
N

Explanation
Quaternary
Holocene
Tertiary
Oligocene
Maria Fm.
CRETACEOUS
Albian
Cuesta del Cura Formation
Aptian
La Peña Formation
Barreno Fm.
Hospital Fm.
Begoña Fm.
Fill
Fill - Man made cover materials including mine dump and tailings. (0-10 mtrs.)
Qal
Quaternary alluvium - recent unconsolidated and caliche cemented alluvium and colluvium. (0-10 mtrs.)
~Unconformity~
Tr
Rhyolite tuff - welded, ignimbrage ash flows. (>15 mtrs.)
Rhyolitic breccia/vitrophyre. (1-10 mtrs.)
~Unconformity~
Tp
Diorite porphyry - Intrusive into all older rocks variably altered, especially in map area to propylitic, argillic, and sericitic assemblages. (>200 mtrs.)
KbMnOx
Upper Barreno Limestone - KbMnOx (>70 mtrs.)
Thin-bedded oolitic limestone with regular chert interbeds; locally argillaceous. Locally abundant manganese oxide.
Kb
Middle Barreno Limestone (5-15 mtrs.)
Massive intraformational carbonate breccia.
Lower Barreno Limestone (30-40 mtrs.)
Thin-bedded oolitic limestone with regular chert interbeds and nodules.
Kh
Upper Hospital Limestone (~40 mtrs.)
Medium to thin-bedded fine crystaline limestone with intercalated chert lenses and nodules.
Middle Hospital Limestone (0-15 mtrs.)
Medium-bedded fine crystaline limestone with rare chert nodules.
Lower Hospital Limestone (50-60 mtrs.)
Thin to medium-bedded fine crystaline limestone with local chert nodules and lenses; interbeds of hematitic calcareous shale toward basal contact.
Kg
Begoña Limestone (>250 mtrs.)
Medium-bedded micritic limestone with locally abundant hematitic calcareous shale interbeds.
Mustard yellow intraformational breccia within upper 25 meters of unit.
Interbedded carbonaceous horizons toward lower part of sequence.
Basal contact of Begoña limestone is not observed at Cerro San Pedro.
Contact
Fault
Mineralized fault
Strike and dip of beds and of overturned beds
Strike of vertical and horizontal beds
Strike and dip of fault and vertical fault
Strike and dip of cleavage
Strike and dip of foliation in volcanic rocks
Breccia zone
Thrust
Shrinkage or subsidence
Overturned syncline axis
Overturned anticline axis
Shaft
Roads
0
100
250
Scale in Meters

Figure 1-4.

Plan of Resource Area

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

Figure 1.5 Geologic Section

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Cerro San Pedro Project	Development Plan

1.3.3 Silver Bias/Adjustment

Assay validation work performed in 1999 on pulps and assay reject material suggested that Bondar-Clegg silver assays performed prior to 1997 were lower than comparable assays performed since that time. In order to confirm this trend and to provide a statistical basis to adjust the original assays, an extensive reassay program was performed. Bondar-Clegg collected a total of 14 percent of the overall sample database within the conceptual pit limits, or some 2,120 samples, and reassayed in May-July 1999. Results confirmed no bias for Au, but a positive bias (averaging 28 percent) when compared with pre-1997 Ag assays. Another analysis was done which compared new assay results on 250 random samples by two different laboratories, one using the Ag procedure prior to September 1997 and one using the current procedure. Once again, no Au bias was observed, however, Ag was higher for the current technique. This work confirmed that the digestion technique used prior to September 1997 (agua regia) was insufficient to put all the Ag into solution for subsequent analysis by an AA instrument. An upward adjustment of approximately 30 percent was made to Ag values in the geologic database on samples assayed prior to September 1997, which resulted in raising the overall average Ag grade by 23 percent.

1.4 Orebody Modeling and Resources

1.4.1 Mineral Resource Estimation Procedure

The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), probability-assigned constrained kriging (PACK) with OK and PACK with ID3 and restrictive kriging (RK). Cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit. Cambior implemented the PACK method for estimating the Cerro San Pedro deposit. The RK method is a MEDSYTEM equivalent of the PACK technique. Glamis states that either of these restrictive kriging methods would best characterize the grade distribution for the CSP ore deposit in its November 2000 Feasibility Study.

1.4.2 Mineral Inventory

A mineral inventory for the RK estimating method was calculated for the model by rock type and is summarized in Table 1.2. Modeled voids for underground workings were accounted for in this inventory but no attempt was made to remove unmodeled voids, which are estimated at 600,000 tonnes.

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Cerro San Pedro Project	Development Plan

Table 1.2

Glamis 2000 Model Mineral Inventory

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Barreno Ox	10,408	0.51	20.85	6,281	0.69	23.51	4,390	0.84	25.94
BarrenoMnOx	3,042	0.73	30.44	2,390	0.87	32.83	1,889	1.01	35.99
Hospital Ox	5,789	0.57	27.29	3,652	0.76	31.22	2,645	0.92	35.23
Begonia Ox	10,675	0.56	25.01	7,452	0.71	28.79	5,699	0.82	31.65
Begonia Carb	3,835	0.52	24.66	2,463	0.68	29.51	1,934	0.77	31.53
Porphyry Ox	89,353	0.48	15.87	58,709	0.60	19.30	40,494	0.71	22.08
Porphyry Mix	37,931	0.45	14.28	28,314	0.52	16.46	18,847	0.60	19.22
Porphyry Sulf	77,162	0.38	10.01	50,247	0.46	12.03	28,832	0.54	14.14
Rhyolite	191	0.64	17.34	181	0.66	17.69	166	0.69	18.24

Total	238,386	0.45	14.95	159,689	0.56	17.75	104,895	0.67	20.81

The RK resource is presented by Resource Classification in the Table 1.3. These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource.

1.4.3 Resource Classification

The resource estimate is classified on the basis of these parameters:

▪	Measured: All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

▪	Indicated: All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

▪	Inferred: All other estimated blocks.

All estimation parameters, such as mineralization controls, were respected.

Within the confines of an engineered pit, the measured and indicated resource classifications would translate into proven and probable reserve categories respectively. This classification scheme adheres to standards set forth by Canadian and American securities authorities. The mineral resource is summarized at various cutoff grades by classification in Table 1.3 following.

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Cerro San Pedro Project	Development Plan

Table 1.3

Mineral Inventory By Classification

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18

Total	238,386	0.45	14.95	159,689	0.56	17.75	104,895	0.67	20.81

1.4.4 Validation of Resource Estimate

Validating the resource model was performed by inspecting various plan and sectional areas of the model. Comparisons of exploration data composites with the block model grade estimates were made to insure structural domains were adhered to and that model grades represented the local composite grade data. The behavior of the RK estimating method shows a close relationship between the block grades and the assay composite grades, which demonstrates the model is valid and represents the Cerro San Pedro mineral deposit.

Five different estimation techniques have been used to estimate the CSP geological resources. Problems associated with the traditional modeling methods, such as ordinary kriging or inverse distance to a power, are that these methods tend to overly smooth grade and do not restrict unwanted interpolation of blocks without manually establishing physical limits, such as structural and/or rock boundaries. As such, tonnages may be overestimated and grades do not represent local information. The advantage of using the RK indicator kriging method is to limit the extent of grade interpolation within mineralized envelopes and to properly represent the grade within these mineralized zones. A comparison of the results between these resource estimation methods is presented in Table 1.4.

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Cerro San Pedro Project	Development Plan

Table 1.4

Comparison Of Mineral Resource Using Different Estimation Methods

	Cutoff = 0.20 g/t Au

	% Difference	% Difference	Tonnes	Au	Ag	Au Equiv.	Ounces
Method	Tonnes	Ounces	(000)	(g/t)	(g/t)	(g/t)	Au Eq (000)

Restrictive Kriging (MRA)	0%	0%	238,386	0.45	14.9	0.71	5,454
Pack with ID3 (Cambior)	-17%	-7%	197,800	0.50	16.2	0.80	5,080
Pack with OK (Cambior)	-16%	-10%	200,200	0.48	15.4	0.76	4,900
Inv Dist^3 (ID3) (Cambior)	-6%	<1%	224,200	0.47	15.8	0.76	5,480
Ordinary Kriging (Cambior)	-1%	<-1%	235,800	0.44	14.9	0.71	5,420

Independent Mining Consultants (IMC) was requested to determine if any grade dilution should be incorporated into the resource estimate. The IMC study is included as an appendix to this report (see Section 3.2). IMC does not foresee a requirement to apply a grade dilution factor or procedure to the Cerro San Pedro resource model. They further concluded that the model is probably somewhat conservative in grade, so that any further grade reduction due to dilution is not warranted.

1.4.5 Comparison with Previous Estimates

It is difficult to compare different resource estimates because the database information, estimation techniques, and grade interpolation parameters vary from one estimate to another. Comparing the Cambior and Glamis/MRA models is not a true “apples to apples” comparison due to these variations. Differences between these models are: the method used to adjust high grade data for the silver bias correction, the use of exploration data with sample recovery between 15 percent and 35 percent, and the RK method of grade interpolation. The Glamis/MRA model did not negatively adjust higher grade silver data for the bias correction, as strict use of the polynomial correction equation would have done. The bias proved to be real due to sample preparation not allowing all the available metal to be reported in the exploration data. The results of the two resource estimates are presented in Table 1.5.

Section 1	September 2003	1-15

Cerro San Pedro Project	Development Plan

Table 1.5

Glamis/Cambior Mineral Resource Comparison

		September 1999 Cambior				August 2000 Glamis
		Cutoff = 0.20 g/t Au				Cutoff = 0.20 g/t Au
		$ 300/oz Au; $5.50/oz Ag				$ 300/oz Au; $5.25/oz Ag

		Tonnes	Au	Ag	Au Eq	Tonnes	Au	Ag	Au Eq
Rock Type	Code	(000)	(g/t)	(g/t)	(g/t)	(000)	(g/t)	(g/t)	(000)

Barreno Oxide	100	7,400	0.57	17.8	0.89	10,408	0.51	20.85	0.87
Barreno MnOx	101	2,400	0.79	28.5	1.31	3,042	0.73	30.44	1.26
Hospital Oxide	102	3,400	0.56	22.6	0.97	5,789	0.57	27.29	1.05
Begonia Oxide	103	9,800	0.64	23.6	1.07	10,675	0.56	25.01	1.00
Begonia Carbonaceous	104	3,600	0.62	25.9	1.09	3,835	0.52	24.66	0.95
Porphyry Oxide	105	83,600	0.52	17.7	0.85	89,353	0.48	15.87	0.76
Porphyry Mixed	106	33,700	0.47	15.1	0.75	37,931	0.45	14.28	0.70
Porphyry Sulfide	107	53,600	0.43	11.3	0.64	77,162	0.38	10.01	0.55
Tertiary Rhyolite	108	0	0.00	0.0	0.0	191	0.64	17.34	0.94
Tailings	109	400	0.63	26.8	1.13	N/A	N/A	N/A	N/A

Total		197,800	0.50	16.20	0.80	238,386	0.45	14.95	0.71

Contained Ozs (million)			3.19	103.03	5.08		3.45	114.6	5.45

1.5 Reserves and Mine Planning

1.5.1 Mineable Reserves

The ore reserves presented in this development plan were prepared by WLR Consulting, Inc. (WLR) of Lakewood, Colorado. The complete WLR report, dated February 4, 2003, has been posted on SEDAR and is included in the Appendix to the development plan.

Floating cone input parameters for this study used metallurgical recoveries, processing and mining costs derived from the results of Cambior metallurgical testing and historic Glamis operating parameters. Specialized mining software was used to evaluate the three dimensional (3D) block model and to estimate economic mineable pit limits. Recovery, commodity prices, and operating cost criteria were varied to test the sensitivity of the resource to the key operating parameters. The base case commodity prices used were US$325 per ounce of gold and $4.62 per ounce of silver.

Section 1	September 2003	1-16

Cerro San Pedro Project	Development Plan

Mintec’s MEDSYSTEM software, using a Lerchs-Grossmann (LG) algorithm, was used to evaluate the Cerro San Pedro resources.

1.5.2 Evaluation Input Parameters

The input parameters used for the MEDSYSTEM LG Pit include mining, processing, incremental capital, G&A, commodity price, pit slope angle, and metallurgical recovery. A mining cost for either waste or ore was applied to all rock types. These costs were based on Metallica operating parameters from experience, manufacturer data, and from previous analysis performed by Glamis, Cambior, MRA, and IMC for the Cerro San Pedro resource study. Pit slope criteria follow guidelines established by C.O. Brawner Engineering. Process input criteria were established through internal and third party verification of the Cambior metallurgical test data for the various processing scenarios.

Each block in the model was evaluated to have a positive or negative value using the following criteria:

•	The revenue per tonne of gold equivalency was calculated assuming the block was potentially ore material and applying the appropriate metallurgical recoveries and commodity price.

•	The cost per tonne was calculated as the sum of the mining, processing, G&A, and incremental capital costs.

•	The net value per tonne was calculated by subtracting the costs from the revenue.

The 3D LG algorithm uses this net-value information to determine which blocks to mine as ore or waste. The ultimate pit, at a particular set of equivalency gold price, was determined by requiring the ore blocks within the pit shell to not only pay for their processing and G&A costs, but also their mining cost. Once the LG optimized shell of the pit is defined using the appropriate costs criteria, the reserves within that shell were compiled using internal cutoffs, based on only the processing and G&A costs, applied to each rock type. Tables 1.6 and 1.7 provide details for the LG input parameters used. Table 1.6 shows the process recoveries by rock type and the associated processing costs. Table 1.7 presents some of the other economic, recovery and design information used as input parameters.

Section 1	September 2003	1-17

Cerro San Pedro Project	Development Plan

Table 1.6

Pit Limit Input Parameters - Process Recoveries and Processing Costs

	Total	Silver	Processing Cost
Rock Type	Recovery (%)	Recovery (%)	($/t ore)

Porphyry Oxide	75	40	1.01
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begonia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Table 1.7

Pit Limit Input Parameters - Other Economic Values and Slope Angles

Parameter	Value

Gold Price	$325	/ oz
Silver Price	$4.62	/ oz
Refining recovery for gold	99.50%
Refining recovery for silver	98.00%
Freight and refining cost for gold	$3.00	/ oz
Freight and refining cost for silver	$0.15	/oz
Gross receipts royalty	1 .95%
Mining cost – ore	$0.97	/ t
Mining cost – waste	$0.85	/ t
General and administration cost	$0.20	/ t-ore
Slope angles on NW, N & NE walls (no ramps)	55	degrees
Slope angles on E, SE, SW and W walls	45	degrees

The economic parameters presented above have been estimated by Metallica and have provisions for possible contract mining at Cerro San Pedro. All prices and costs are in U.S. dollars.

Contours of the resulting pit shell are presented in Figure 1.6.

Section 1	September 2003	1-18

Cerro San Pedro Project	Development Plan

Additional floating cone (FC) analyses were conducted to reconfirm the mine development sequence and starter pit geometries using the latest cost and recovery parameters. The FC algorithm was used for this part of the study because it was faster than comparable LG runs and yielded similar results, especially for the internal phases.

1.5.3 Evaluation Verification

Mine Reserves Associates verified the pit optimization process for Glamis. MRA utilized the Cambior geologic model, the MRA generated grade model, and the MEDSYSTEM LG evaluation software to generate economic shells. No significant difference was recognized between the various modeling techniques or the evaluation software used. The results between verifications varied, but the variations were a result of testing the resource for different commodity price and by the material designation for ore types. The various methods revealed total material quantities of approximately 120 million total tonnes and 50 million tonnes of ore, when considering the porphyry oxide and limestones with favorable metallurgical characteristics. Glamis proceeded confidently with its evaluation of the resource given the level of verification this deposit has received.

1.5.4 Final Pit Design Parameters

A final mineable pit was developed by WLR Consulting, Inc. with Metallica involvement. Slope angles used for design held to criteria established in C.O. Brawner Engineering report dated August 18, 1999, attached in Section 4.0 of the Appendix. Final highwall slope angle criteria also accounted for wall height and proximity to haul roads for overall highwall slope angles, and the time the wall would be exposed during active mining operations. Road geometry considered adequacy for the expected equipment fleet to be used for width and performance characteristics up to the maximum gradeabilty. Maintaining haulage ramps to a maximum of 10% has been proven to maintain fleet performance and equipment longevity, and was used as the maximum allowable grade except on the lowest 4 benches mined at the end of the project. Minimum pushback widths accounted for fleet access and mobility within the active mining areas. The key design parameters are shown in Table 1.8.

Section 1	September 2003	1-19

Cerro San Pedro Project	Development Plan

Figure 1-6.

Plan of LG Pit

Washington Group International

0 100 200

Scale In Meters

Section 1	September 2003	1-20

Cerro San Pedro Project	Development Plan

Table 1.8

Pit Design Parameters

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10m
Vertical Interval between Catch Benches	20m
Catch Bench Width (toe to crest):
North & West Wall	8.6m
East Wall	10.3m
South Wall	9.2m
Designed Road Width	30m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55m
Minimum Mining Width	30m

The final pit design was used to calculate the mineable reserves. Though economic pit shells considered only porphyry oxide and Begonia Limestone, the final mineable ore reported considers additional ore rock types. The additional ore rock types included Barreno and Hospital Limestone.

The Cerro San Pedro Pit was developed utilizing a 3D LG methodology based on a $325 per ounce gold price and $4.62 per ounce silver price. The large tonnage, low-grade nature of the deposit dictated the use of large-scale open pit mining methods for efficient and cost effective mine development. The Cerro San Pedro Pit was divided into three phases to provide early ore production and spread stripping throughout the mine life, build to a sustainable annual ore quantity and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas, and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year. The mining schedule was based on an average annual ore production of

Section 1	September 2003	1-21

Cerro San Pedro Project	Development Plan

7.5 million tonnes of ROM material, with a maximum total production not to exceed 21.5 million tonnes. The life of the mine spans nine years including preproduction (PP) and partial production in year nine.

The schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

•	Total annual production of ore tonnes of 7.5 million tonnes.

•	Production of total tonnes moved at a target rate not to exceed 21.5 million tonnes per year.

•	An equipment fleet to take advantage of bulk unit cost economies, work within a minimum mining width of 55 meters, minimize loading machines, and keeping equipment needs constant through out the mine life.

•	Minimize initial pre-stripping and construct a mine access road to the pit in the preproduction period.

•	Target of 350,000 tonnes of ore in preproduction for bedding of the leach pad.

•	Gradual ramp up of tonnage rates in preproduction and Year 1.

•	Target high grade and low stripping in early period and maintain consistent grades thereafter.

•	Mine access road slot on 2070 bench as during pre-production activities.

•	No mining on Sundays as prescribed by project permitting.

The mine production schedule in shown in Table 1.9.

1.5.5 Mine Equipment

Hydraulic shovels were chosen as primary loading units instead of an all-wheel-loader fleet to reduce loading costs and increase productivity. The use of hydraulic shovels was chosen versus electric shovels to minimize the capital cost and powerline network required for the mine site, provide the flexibility required in mining three phases, and provide a productive match with 140-tonne trucks. The 140-tonne haul trucks were selected as the largest practical truck that would operate in the Cerro San Pedro resource and provide favorable unit costs due to the economies of scale. Initial pit development will be performed with an 11.5 cm front-end loader and 90-t trucks. This fleet will be kept on site to provide flexibility as the pit is developed

Mine mobile equipment requirements are based on the annual mine production schedule, mine shift schedules, and the equipment productivity estimates. Table 1.10 lists the major mine equipment fleet requirements.

Section 1	September 2003	1-22

Cerro San Pedro Project	Development Plan

Table 1.9 Annual Production Summary

CERRO SAN PEDRO
SUMMARY PRODUCTION SCHEDULE

		PreProd	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total

Pad Liner
Tonnes	000 t	373			380								753
Head Assay Au	g/t	1.27			0.78								1.02
Head Assay Ag	g/t	45.69			29.10								37.32
Contained Au	oz	15,260			9,525								24,785
Contained Ag	000 oz	548			356								904
Ultimate Au Recovery	%	29%			44%								34%
Ultimate Ag Recovery	%	6%			13%								9%
Total Recovered Au	oz	4,388			4,157								8,544
Total Recovered Ag	000 oz	32			45								77
Au Production	oz		4,388		4,157								8,544
Ag Production	000 oz		32		45								77
ROM Ore
Tonnes	000 t	178	5,501	7,502	7,118	7,501	7,498	7,501	7,502	7,500	2,521		60,322
Head Assay Au	g/t	0.25	0.66	0.60	0.55	0.57	0.50	0.59	0.74	0.54	0.33		0.58
Head Assay Ag	g/t	44.17	24.97	31.21	23.80	21.55	22.84	24.63	27.49	17.87	12.10		23.83
Contained Au	oz	1,420	116,475	144,760	126,055	138,202	120,330	141,522	178,962	130,687	27,096		1,125,510
Contained Ag	000 oz	253	4,416	7,528	5,447	5,197	5,507	5,940	6,630	4,309	980		46,209
Au Recovery	%		50%	60%	70%	68%	70%	67%	61%	56%	85%		63%
Ag Recovery	%		33%	28%	37%	37%	36%	36%	37%	43%	66%		36%
Recovered Au	oz		59,391	87,519	87,675	93,309	83,897	95,502	108,541	72,633	23,126	1,809	713,402
Recovered Ag	000 oz		1,547	2,091	2,031	1,938	2,008	2,167	2,466	1,833	645	78	16,805
Total Ore
Tonnes	000 t	551	5,501	7,502	7,498	7,501	7,498	7,501	7,502	7,500	2,521		61,075
Head Assay Au	g/t	0.94	0.66	0.60	0.56	0.57	0.50	0.59	0.74	0.54	0.33		0.59
Head Assay Ag	g/t	45.20	24.97	31.21	24.07	21.55	22.84	24.63	27.49	17.87	12.10		23.99
Contained Au	oz	16,681	116,475	144,760	135,580	138,202	120,330	141,522	178,962	130,687	27,096		1,150,295
Contained Ag	000 oz	801	4,416	7,528	5,803	5,197	5,507	5,940	6,630	4,309	980		47,112
Au Recovery	%		48%	60%	68%	68%	70%	67%	61%	56%	85%		63%
Ag Recovery	%		30%	28%	36%	37%	36%	36%	37%	43%	66%		36%
Recovered Au	oz		63,779	87,519	91,831	93,309	83,897	95,502	108,541	72,633	23,126	1,809	721,946
Recovered Ag	000 oz		1,580	2,091	2,076	1,938	2,008	2,167	2,466	1,833	645	78	16,882
Total Waste
Tonnes	000 t	6,701	14,700	12,700	12,700	12,700	10,400	2,250	800	925	198		74,074
Total Material
Tonnes	000 t	7,252	20,201	20,202	20,198	20,201	17,898	9,751	8,302	8,425	2,719		135,149
Strip Ratio	(W:O )	12.16	2.67	1.69	1.69	1.69	1.39	0.30	0.11	0.12	0.08		1.21

Section 1	September 2003	1-23

Cerro San Pedro Project	Development Plan

Table 1.10

Major Mine Equipment Fleet Requirements

Equipment Type	PP	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5	Yr-6	Yr-7	Yr-8	Yr-9

Blast Hole Drill (171mm)	2	2	2	2	2	2	2	2	2	2
Hydraulic Shovel (10.7m3)	0	2	2	2	2	2	2	2	2	2
Front End Loader (11.5m3)	1	1	1	1	1	1	1	1	1	1
Haul Trucks (140 tonne)	4	6	8	8	8	7	7	7	7	6
Haul Trucks (90 tonne)	4	4	4	2	2	2	0	0	0	0
Water Trucks (68,000 lit)	2	2	2	2	2	2	2	2	2	2
Track Dozer (520 hp)	3	3	3	3	3	3	2	2	2	2
Tire Dozer (450 hp)	2	2	2	2	2	2	2	2	2	2
Motor Grader (4.88 m)	2	2	2	2	2	2	2	2	2	2

1.5.6 Mine Personnel

The mining operations will be performed by a contractor. MSX will have a small staff of mining technicians to support and supervise the mining contractor, including a mine manager, mine planning engineers, a geologist, a surveyor, and engineering department support technicians. An explosives contractor under the direct supervision of the mining contractor will perform the blasting operation. This contractor will be selected when the project receives final construction approvals.

1.6 Metallurgy

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. The metallurgical testing described within this section has supported Glamis’ conclusion that the ore to be processed can be processed effectively with conventional run-of-mine heap leach technology. These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates, which are included in Section 6.1 of Appendix 6.

In addition to the Porphyry Oxide and Begonia Limestone, metallurgical information for other ore types has been included in Section 6 of this development plan. Conventional run-of-mine heap leaching is the preferred processing option evaluated from the Glamis Feasibility Study. Fine crushing of the ore may become economic at a later date in the event that precious metals prices increase substantially.

Section 1	September 2003	1-24

Cerro San Pedro Project	Development Plan

Table 1.11 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

Table 1.11

Key Metallurgical Parameters By Ore Type

	% Recovery (run-of-mine)		Reagent Consumption (kg/t)

Ore Type	Au	Ag	NaCN	Pebble Lime

Porphyry Oxide	75	40	0.30	3.0
Porphyry Mixed	30	40	0.60	6.0
Porphyry Sulfide	20	30	0.60	6.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.20	1.9
Barreno MnOx	19	5	0.20	1.9
Hospital Limestone	35	10	0.30	3.0
Weighted Average	62	34	0.33	3.3

1.6.1 Background

Metallurgical testing was conducted to provide adequate data to conduct a feasibility evaluation of the project, based on a large tonnage, low grade, heap leach development plan. The purpose and objectives of the metallurgical test work performed for the Cerro San Pedro project were to:

•	Provide metallurgical characterization and understanding of the project ore reserves.

•	Identify significant or fatal flaws.

•	Establish metallurgical and plant design criteria.

•	Establish an operating strategy.

•	Define metal recoveries, leach kinetics, reagent consumption and operating costs.

•	Establish criteria for a closure plan.

Section 1	September 2003	1-25

Cerro San Pedro Project	Development Plan

Final Pit
Perimeter
San Pedro
Apostol
Church
N
0
100
200
Scale in Meters

Figure 1-7.
Final (Year 9) Design Pit on
Vertical Air Photo Base

Washington Group International

Section 1	September 2003	1-26

Cerro San Pedro Project	Development Plan

Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination. Tests were conducted at various particle sizes and test parameters. All references to particle size (e.g. 13mm, etc.) throughout Section 6.0 refer to the 80% passing particle size, unless otherwise stated. Figure 1.8 is a flow chart representing the progression of test work from standard Phase I tests, followed by more specific tests in Phase II to better characterize metallurgical behavior.

1.6.2 Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption

Two characteristics of Cerro San Pedro ores required some additional test work to facilitate development of operating parameters.

First, the reserves include a significant amount of recoverable silver (Ag) with Ag to Au ratios in solution being high enough that, by industry standard, a Merrill-Crowe recovery plant would be indicated.

The second characteristic relates to cyanide soluble zinc contained within the ore, and its potential effect on carbon plant or Merrill-Crowe operations. Zinc (Zn) at Cerro San Pedro is primarily in the form of either oxides or carbonates and only a small fraction as the less soluble Zn sulfides.

At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved. Typically Au recovery would be estimated by running bottle roll tests, generally at high solutions to solids ratios, to provide preliminary recoveries of precious metals. Scoping style bottle roll tests would be followed up by column tests. A significant number of both of these standard tests were conducted separately on three of the main Cerro San Pedro ores, Barreno, Begonia, and Porphyry Oxide. Other investigations have focused on determining the viability of adding porphyry mixed and sulfide material as reserves, i.e. whether recoveries and reagent consumption would be favorable enough to allow inclusion of these materials as ore types.

Seven distinct mineral types have been determined by different geological and metallurgical characteristics and are listed below denoting their respective portion of the deposit as discussed in Section 4.0. Porphyry Oxide and Begonia Limestone are the two primary ore types that will be mined and processed along with small quantities of the other ore types. Table 1.12 below summarizes the process tonnage by ore type.

Section 1	September 2003	1-27

Cerro San Pedro Project	Development Plan

PHASE I
PHASE II
DESIGN CRITERIA DEVELOPMENT
METALLICA
McClelland Mexico
Mineralogy, Petrography, and Chemical Analysis
Bottle Rolls
Columns - with Carbon
• 150, 50, 32, 13mm
• Primarily Bulk Samples
Au and Ag
• Recoveries
• Leach Rates
CAMBIOR
McClelland Nevada
Bottle Rolls
Columns - with Carbon
• 32, 13mm
• Bulk and Core Composites
Columns - Non-Standard
Chemical Lime, (32, 19, 13mm)
• No PM Recovery
• w/MC
–Late Stage
–Continuous
–Continuous w/Mature Solution
Columns - Diagnostic
• Lime Consumption
• Ability to Maintain pH
Pebble Lime
• w/Carbon
• w/MC - Continuous
CN Solubility
Solution Chemistry
• Determination of CN Solubility Procedure for Ore Control During Operations
METCON Tucson
Ore Characterization (Bottle Stirs)
Solution Chemistry
Met Balance at Existing Alcalde Vat Leach Operation
• Optimum Crush Size
• Sensitivity Ranges
– CN Concentration
• Confirmation of Adequate Leach Characteristics
RDI Denver
Solution Chemistry
Diagnostic Leach
High Solids Bottle Stirs (HSBS) (Heap Simulation)
Carbon Absorption of Au, Ag, Zn
Stripping Tests for Recovery of Zn
• Lime and Cyanide Consumption
• Process Optimization
OTHERS
Mineralogy, Petrography, & Chemical Analysis
Database Management
R. Radzteta, Zuker
Ore Loading Vs Permeability
SRK
Solution Chemistry
Unfield Engineering
TIMES Ltd.
Heap Modeling
Unfield Engineering
• Solution Heap Operation
– Solution Application Rate
– Lift Height
– Leach Cycle
PM = Precious Metals
MC = Merrill Crowe

Figure 1.8. Flow Chart of Metallurgical – Process Design Test Work

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

Table 1.12

Process Tonnage By Ore Type

		Tons ore	Recoverable Au	Recoverable Ag
	Tons Ore	% of total	% of total	% of total

Porphyry Oxide	44,477,000	72.9	81.0	71.5
Porphyry Mixed	5,268,000	8.6	5.1	11.1
Porphyry Sulfide	966,000	1.6	0.8	2.2
Begonia Limestone	7,200,000	11.8	9.5	13.0
Barreno Limestone	515,000	0.8	0.6	0.2
Barreno MnOx	1,074,000	1.8	1.3	0.5
Hospital Limestone	1,574,000	2.6	1.8	1.4

No testing was performed on tailings from prior operations, which comprise approximately 0.5% of the potential available ore tonnes. Tailings were assigned a 40% recovery for both Au and Ag. Average reserve grades for tailings are 0.62 g/t Au and 29.0 g/t Ag. The majority of the tailings are comprised of leach residues from former vat leaching operations.

Beyond the standard bottle roll and column tests, additional tests were conducted as shown in Figure 1.8 that further provide ore characterization information, assess solution chemistry issues, and provide information on kinetics and reagent consumption. These tests also gave insight on the reliability of the standard tests as a predictor of ultimate precious metals recoveries.

A detailed Sulfide study was conducted on porphyry oxide, mixed and sulfide materials to relate quantitative/economic-driven metallurgical information with the qualitative geological classification to determine ultimately which materials should be classed as ore or waste. A summary of the results of the Porphyry Sulfide Study is presented under the Related Investigations Section – Sulfide Study – Analysis of Porphyry Oxide, Mixed, and Sulfide Ore Types. Details of this study are included in Section 6.8 of the Appendix.

1.6.3 Description of Metallurgical Samples and Summary of Testing

Metallurgical testing has been performed on a total of 396 different samples (core, core composite, bulk, bulk composite, underground chip samples, and reverse circulation cuttings) collected throughout the known extents of the deposit. A complete listing of samples (for bottle roll testing and for column testing) appears in

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Cerro San Pedro Project	Development Plan

Section 6.3 of the Appendix and includes location, domain, and coordinate information. An additional table provides details of the samples that comprise the composite samples (both core and bulk).

Table 1.13 on the next page summarizes the total number of tests by type of test and ore type that comprise the metallurgical data set.

The following summarizes sampling that was conducted for these tests:

Samples were taken by Metallica from surface outcrop locations and from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals. Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing. These included thoroughly oxidized material from the Porphyry Oxide (PO), Begonia Limestone (BG), Barreno Limestone (BA), Barreno Manganese (BAm), Hospital Limestone (H), and the Porphyry Mixed (PM – oxide and sulfide) and Porphyry Sulfide (PS).

Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock. No crushing or breaking of lump material was done at the site. Core and other drill interval samples were individually bagged according to their interval. No crushing or breaking of the core was done except to separate the interval being sampled. Additional bulk samples were collected by Cambior at sites previously sampled by Metallica and on new sites established by Cambior.

Cambior drilled and collected additional individual core intervals for bottle roll tests and some underground chip samples for additional work on the Hospital, Barreno, and Barreno Manganese. Cambior’s work emphasized developing the second, third, and fourth Composite Series to further build upon Metallica’s composite work (Series 1) and previous work for the three major ore types (Porphyry Oxide, Begonia, and Barreno). The Composite Series was used for testing by a full suite of metallurgical methods including bottle rolls, columns, bottle stirs, diagnostic testing, HSBS tests, etc. Column tests were performed only on composite samples, not on individual core or bulk samples.

These composite series of samples are identified as follows:

Comp 1 Series – a series of 3 bulk composites by ore type collected by Metallica from previously sampled and tested surface and underground Metallica bulk sample locations. These composites were intended to provide information from short duration column leach tests to be completed during Cambior due diligence.

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Cerro San Pedro Project	Development Plan

Table 1.13

Metallurgical Test Work to Date for Cerro San Pedro

	Number of Tests

Type of Test	PO	BG	BA	Bam	All BA	H	PM	PS	Other	Total

≥13mm — Primary Data Set for Recovery/Reagent Estimates*:
Column Tests — Total	38	22	11	12	23	0	2	2	0	87
Bulk + bulk composites	(27)	(15)	(11)	(10)	(21)	(0)	(1)	(1)	(0)	(65)
Core + core composites	(11)	(7)	(0)	(2)	(2)	(0)	(1)	(1)	(0)	(22)
McClelland — Hermosillo (Metallica)	[16 ]	[7 ]	[8 ]	[0 ]	[8 ]	[0 ]	[1 ]	[1 ]	[0 ]	[33 ]
McClelland — Sparks (Cambior)	[22 ]	[15 ]	[3 ]	[12 ]	[15 ]	[0 ]	[1 ]	[1 ]	[0 ]	[54 ]

Bottle Roll Tests — Total	121	54	51	49	100	23	43	19	8	368
Bulk + bulk composites	(22)	(13)	(11)	(11)	(22)	(0)	(1)	(2)	(1)	(61)
Core + core composites	(99)	(41)	(19)	(23)	(42)	(14)	(42)	(17)	(7)	(262)
Underground chip	(0)	(0)	(21)	(15)	(36)	(9)	(0)	(0)	(0)	(45)
McClelland — Hermosillo (Metallica)	[61 ]	[25 ]	[6 ]	[1 ]	[7 ]	[1 ]	[18 ]	[12 ]	[1 ]	[125 ]
McClelland — Sparks (Cambior)	[60 ]	[29 ]	[45 ]	[48 ]	[93 ]	[22 ]	[25 ]	[7 ]	[7 ]	[243 ]

Bottle Stirs — METCON	65	36								101
High Solids Bottle Stirs — RDI	16	20					3	3	0	42

TOTAL	240	132	62	61	123	23	48	24	8	598

Research Tests ≥ 13mm	110	80			25					215
Bottle Roll Tests <13mm/McClel	0	22	31	14	45	3	0	5	1	76

TOTAL	350	234	93	75	193	26	48	29	9	889

*	Several samples with carbonaceous material and/or of lower grade than would be considered ore were also eliminated from this data set.

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Cerro San Pedro Project	Development Plan

Comp 2 Series – a series of 3 bulk composites by ore type collected by Cambior from locations previously sampled and tested by Metallica to provide check metallurgical results of previously sampled sites. The sample locations were chosen to allow both rapid collection and a representative sample and to help establish if surface samples behave similarly to underground samples as represented in the Comp 3 Series.

Comp 3 Series – a series of 3 bulk composites by ore type collected by Cambior from new underground locations previously channel sampled and selected by Cambior to provide representative sampling of the ores throughout the deposit. Samples were selected to represent the average grade of the mineable ore, and provide a geographic spread through the deposit. The results from these Comp 3 Series samples can be compared to the surface samples of the Comp 2 Series.

Comp 4 Series – a series of 3 composites by ore type collected by Cambior from 1997 Cambior drill core generated during the 1997 due diligence period (holes 97SP-203C through 97SP-213C). These Comp 4 Series are thought to be the most representative of any of the composite samples and were selected to both approximate the average grade, geographic range, and geologic/mineralogical variability in the deposit. The core composites are comprised of a split or sawn one-half sample of the generally HQ-sized (38mm) core. The core samples were selected following receipt of assays performed on the other half of the core.

1.6.4 Recovery Curves Extended for Ultimate Time on the Heap

Extended recovery curves were not considered by McClelland Laboratories, Inc. or by Kappes, Cassiday & Associates in the determination of the projected recovery estimate for run-of-mine Porphyry Oxide or Begonia Limestone for the Glamis Feasibility Study. However, the extended curves are useful in demonstrating the potential long-term effect of multi-lift leaching and re-leaching in a full-scale commercial operation. The projection of Porphyry Oxide recoveries for ultimate time on the heap is presented in Figures 1.9 and 1.10, respectively for Au and Ag. The projection of Begonia Limestone recoveries are presented in Figures 1.11 and 1.12. The precious metals leach rate curves for the various column tests are all similar in shape. The difference in Au recovery at any point in time is fairly small between each column leach rate curve. The total difference in Ag recovery at any point between leach rate recovery curves is also small, but slightly greater than for Au.

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Cerro San Pedro Project	Development Plan

Figure 1.9

Cumulative Recovery, %
100
90
80
70
60
50
40
30
20
10
0
0
50
100
150
200
250
300
350
400
Leach Time, days
75.0% Au
PORCOMP 4 - 13mm (#1)
PORCOMP 4 - 19mm (#2)
PORCOMP 4 - 19mm (#3)
PORCOMP 3 - 13mm (#4)
PORCOMP 3 - 32mm (#5)
PORCOMP 3 - 32mm (#6)
PORCOMP 3 - 32mm (#7)
PORCOMP 3 - 32mm (#8)
PORCOMP 2 - 13mm (#9)
PORCOMP 2 - 32mm (#10)
PORCOMP 2 - 50mm (#11)
Recovery Projections

Figure 1.9. Column Test Gold Recovery Curves for Porphyry Oxide

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

Figure 1.10

Cumulative Recovery, %
100
90
80
70
60
50
40
30
20
10
0
0
100
200
300
400
500
600
700
800
Leach Time, days
40.0% Ag
PORCOMP 4 - 13mm (#1)
PORCOMP 4 - 19mm (#2)
PORCOMP 4 - 19mm (#3)
PORCOMP 3 - 13mm (#4)
PORCOMP 3 - 32mm (#5)
PORCOMP 3 - 32mm (#6)
PORCOMP 3 - 32mm (#7)
PORCOMP 3 - 32mm (#8)
PORCOMP 2 - 13mm (#9)
PORCOMP 2 - 32mm (#10)
PORCOMP 2 - 50mm (#11)
Recovery Projections

Figure 1.10. Column test Silver Recovery Curves for Porphyry Oxide

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

1.7 Process and Design Engineering

The process flowsheet incorporates a conventional run-of-mine (ROM) heap leach operation with a Merrill-Crowe zinc precipitation recovery plant. The ore processing rate will peak at 7.5 million tonnes per year (25,000 tonnes per day) based on a six-days-per-week operation for mining and leach pad stacking. A simplified schematic flowsheet is presented as Figure 1.13.

1.7.1 Site Layout Considerations

Process plant facilities have been located based upon topographic constraints of the site. The leach pad is located in a broad, flat valley area along and to the south of the paved road leading to the Cerro de San Pedro Village (elevation: 1,935 m), approximately 2km from the pit exit ramp. The solution recovery plant is situated in close proximity to the leach pad (elevation: 1,930 m). A general layout of the Cerro San Pedro project site is presented on Figure 1.2.

1.7.2 Process Design Criteria

The process plant is designed to operate 24-hours per day seven days per week. It is also designed for a peak rate of 8,000,000 tonnes of ore per year and will treat a total of 61 million tonnes over an eight-year mine life (mining and recovery). Average overall recoveries are expected at 62 percent for gold and 34 percent for silver, yielding an average annual production of about 90,000 ounces of gold and 2.0 million ounces of silver.

Metallurgical test work indicates that run-of-mine leaching is a viable processing option. The reserves are comprised mostly of Porphyry Oxide, which are particularly amenable to heap leaching without a requirement for crushing.

1.7.3 Merrill-Crowe Recovery Plant

The precious metals are recovered from the pregnant heap leach solution in a typical Merrill-Crowe zinc precipitation plant. Pregnant solution is pumped from the pregnant solution pond to the clarification filters and the clarified solution is transferred to a de-aeration tower for removal of oxygen from the solution. Zinc dust is added to the solution to precipitate the precious metals. The solution containing the precipitated precious metals is filtered to recover the precious metals.

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Cerro San Pedro Project	Development Plan

Figure 1.13

Lime
Deaeration
Tower
Clarifier
Cyanide
&
Fresh Water
Zinc Dust
Barren
Solution
Tank
Filter Press
Smelting Furnace
DORÉ
Pond
Permanent Leach Pad
Ore
Solutions

Figure 1.13. Simplified Process Flowsheet

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project

1.7.4 Refining

The precipitate is manually removed from the filter press and placed into a mercury retort furnace for mercury removal and collection. From the retort, the precipitate is loaded into a gas-fired smelting furnace and the molten metal is then poured into 31kg molds. Doré bullion is cleaned, weighed, sampled, and stored in a vault awaiting shipment. Once gold and silver are removed from the solution, the barren solution from the precipitate filters flows to the 2000 m3 barren solution tank.

The refinery area is a high security, limited-access area. A closed circuit television system with redundant video recording monitors the whole refinery area including the entrances (inside and outside). All refinery access doors are linked to an alarm system, which records every access door movement. Movement detectors are also linked to the alarm system.

1.7.5 Process Plant Services

The process building houses the overall plant facilities such as the Merrill-Crowe recovery plant, the refinery, and the reagent storage area. The refinery is enclosed in a secured area. Other facilities are under an open-sided roof, or are left uncovered. The metallurgical and assay laboratory is located adjacent to the process building.

The assay lab is sized to perform sample preparation and fire assay gold analyses on a nominal 200 samples in a 24 to 36-hour turnaround time.

1.7.6 Process Personnel

Process personnel are under the overall direction of an expatriate process manager. Staffing levels for process are fairly stable from year to year, starting at 10 during pre-production and 48 from Year 1 through Year 8. Activity after Year 9 will no longer involve placement of new ore on the heap, but only recovery of metals from heap solutions and operation of the Merrill-Crowe plant.

1.8 Leach Pad and Ponds

The design concept for the leach pad is to build the pad in two phases, with a third phase reserved for future expansion. Leach pad grading has been planned to follow existing topographic contours to minimize the earthworks. The leach pad drains to a common discharge point at the southwest corner, where solutions are diverted into external solution storage ponds for processing. The first two phases will be stacked to 65 meters and will store 61 million tones of ore. The third phase will increase the storage

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Cerro San Pedro Project

capacity to 75 million tonnes by expanding the leach pad footprint and raising the heap height. Construction of the third phase will not be required unless the current mineable reserves are increased.

Detailed leach pad and pond design information is attached to this report as Appendix 8.1.

The leach pad liner system will be a conventional composite liner, consisting of a 60 mil low density polyethylene (LDPE) primary liner underlain by a 0.3 meter compacted fine-grained low permeability soil (clay) liner in intimate contact with the LDPE. To protect against impact from truck dumping activities and to enhance solution percolation and drainage, the top surface of the leach pad liner will be overlain by a 0.5 meter bedding layer consisting of minus 12.5 mm crushed ore or rock. A network of perforated HDPE under-drain pipes will be placed on top of the HDPE liner to facilitate solution percolation and drainage. Solution will be collected and transported to an external solution pond system via a lined open channel.

1.8.1 Run of Mine Haulage and Lime Addition

Run-of-mine ore will be trucked from the mine to the leach pad in 140-tonne haul trucks at a nominal rate of 25,000 tonnes per day. The 2 kilometer long, 30-meter wide haulage road will exit the open pit at elevation 2070 meters and enter the leach pad at elevation 1990 meters. A 300 tonne pebble lime silo will be located at the entrance to the leach pad ramp. Each loaded haul truck will stop at the lime silo, where pebble lime will be added to the load at a rate sufficient to maintain the desired dosage. Ore is stacked by truck dump in 10-12 meter lifts. The ore will be spread by a track-mounted bulldozer, and ripped to a depth of 3-4 meters before leaching commences.

1.8.2 Leach Solution Recovery and Distribution

Solution from leach pad will flow in an enclosed pipe to the pregnant solution pond or the storm water pond. The pregnant solution pond will be double lined.

Solution is pumped from the pregnant solution pond to the clarifier filters at the Merrill Crowe plant. Barren solution is pumped from the barren solution tank through solution distribution piping and irrigation type drip emitters for application onto the surface of the ore. Solution application under primary leach will average 90 days and will produce nearly 90 percent of the expected gold and silver recovery, with the balance being produced during subsequent re-leach as a result of the multiple lift operations.

1.9 Infrastructure

Because the project site is in close proximity to the city of SLP, many of SLP’s support facilities will be used. Infrastructure required for project development includes all road work; raw water storage and

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Cerro San Pedro Project

distribution; relocation and development of community infrastructure; and stabilization of the San Pedro Apostol church.

1.9.1 Roads

Improvements were completed to 8.5 km of the existing 10.2 km off-site access road from the SLP Periferico road to the main entrance to the project site, including regrading, widening to 10 m, installing of additional drainage ditches, resloping, and improving a bridge crossing.

A 500-m road from the public road to Cerro San Pedro to the project gatehouse will be constructed to provide access to the plant site. In addition, a 1.6 kilometer mine access road will be constructed 30 meters wide to accommodate the large mine equipment from the mine to the leach pad. A 6-m-wide road around the leach pad will connect the process area and the truck shop/lime silo area.

1.9.2 Water Supply

Based on detailed water balance calculations, the project is estimated to require a peak of 160.6 m3/hr (45.4 l/s) of raw water for processing and dust control. Average requirements are 129.8 m3/hr (36.0 l/s) or a total of around 1 million m3/yr. MSX has developed a water production well near La Zapatilla, some 1.8 km southwest of the process building. Estimated well production is 216 m3/hr (60 l/s) of water. Additional testing will be required to determine capability for sustained flows and to determine well flow rates and effect on draw down. Water will be pumped to a tank above the process plant and will be distributed by gravity and pumps to the process plant and other facilities.

1.9.3 Other Project Facilities

A main office building will be located at the entrance of the plant site adjacent to the gatehouse. The gatehouse will be equipped with a motorized access control gate and will provide 24 hour per day, seven day per week access control to the mine site. A parking area outside the main gate will be provided for visitors.

The location of the main office building has been designed to provide close access to the process plant and assay lab.

1.9.4 Community Infrastructure

Up to ten houses were constructed in Cerro de San Pedro to accommodate families who resided in the security (safety buffer) zone. MSX also provided potable water, sewage disposal facilities, electrical

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Cerro San Pedro Project

power, and constructed access roads and sidewalks to these new houses. The San Pedro Apostol church will also be stabilized as a part of MSX’s commitment to protect historic monuments and structures.

The entire La Zapatilla village was relocated to the newly constructed village of Nueva La Zapatilla, 0.5 km south-southwest of the process building. MSX also constructed other community infrastructure and municipal works, including a school and a church. The project is already completed and is not considered as part of project capital in this study.

1.9.5 Electrical

MSX has negotiated an agreement for the electrical requirements of the Cerro San Pedro project with the governmental agency Comisión Federal de Electricidad (CFE), the sole electricity provider in Mexico. MSX has paid for one-sixth of the overall cost for the required modifications at the CFE Substation SLP II located near the city of SLP. MSX will construct an 11.3 km transmission line (shown in Figure 1.17) from this substation to the mine site. CFE will provide engineering and quality control for construction and subsequently will become owner of the transmission line when completed. At the mine site Main Substation, constructed by MSX, the electrical power received at 115 kV from the SLP II Substation will be stepped down to an intermediate voltage of 13.8 kV for electrical distribution throughout the mine site.

The 13.8 kV network supplies power to the process areas via secondary substations with step down transformers, rated 13.8 kV/480/277 V. A 600 kW diesel-driven standby generator will provide backup during power outages for the pregnant pond and barren solution pumps. The 138 kV network also supplies power to the truck shop and other facilities via an overhead power line.

The total mine power demand is estimated at 1.5 megawatts (MW) initially growing to 2.0 MW over the life of the project. Based on a detailed electrical load analysis that took into account not only electrical loads but also time of day and demand charges, the average price for energy delivered to the site is $0.065 per kilowatt-hour (kWh). The economics of generating electric power on site are highly dependent upon permitting, the price of diesel fuel, and MSX’s ability to capture the I.E.P.S. tax credit. This study assumes electric power is purchased from CFE.

1.9.6 Communications

Communication requirements between the mine site and the city of San Luis Potosí are fulfilled by a microwave link that can transmit voice, fax, and data as described below:

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Cerro San Pedro Project

▪	Local telephone services (8 circuits, voice and fax) between the main switchboard located in the administrative offices and the city of San Luis Potosí with the possibility of making long distance calls in Mexico.

▪	Electronic file exchange, Internet access, and email, via a reserved 128 kilobits per second (kbs) bandwidth channel.

TELMEX, the local telephone company, has supplied, installed, and commissioned the microwave equipment and MSX provided the on-site telecommunication room, tower, and electrical power.

The existing system includes a 25-m high tower for the microwave antenna, which will be relocated to the top of the hill above the Office building. The system described above will be duplicated for the mining contractor’s use and will share the same tower.

The mobile radio network covers the entire mine site via a repeater station installed on the hill near the powder magazine. The main antenna will be mounted on the microwave tower on the hill by the main office and covers the mobile radio communications from the La Zapatilla water well up to the powder magazine. The repeater station provides mobile radio communications coverage for the mine pit area. Telemetry, data acquisition, and control between the La Zapatilla water well and the process building are covered by a microwave link operating in 2.4 gigahertz (Ghz) band (no permit required).

1.10 General Administration and Services

General Services and administration (G&A) will provide upper-level management to the overall operation. The G&A functions are described in the following subsections.

1.10.1 General Management, Accounting, and Services

General and senior management for the operations are part of the G&A budget. The finance and accounting area includes general accounting, payroll and tax administration, lease and acquisition administration, direction for procurement and logistics, purchasing and materials management, and systems and communications. Other general services include on and off-site bus transportation for employees and trash removal.

1.10.2 Human Resources

Recruitment and training of personnel, employee relations, benefits, and office administration will be an important G&A function. Included in this area is a contracted security force to protect assets and personnel and a transportation company with its own security to regularly pick up gold and silver doré.

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Medical services for employees and local area residents, provided by two contracted personnel, will be under supervision of G&A. Mechanical, electrical, and water maintenance and janitorial services for all non-operations areas will also be provided.

1.10.3 Environmental

Environmental management will include monitoring for compliance at all facilities, including water and air sampling and maintenance of an on-site nursery.

1.10.4 Public Relations

Government and local, state, regional and national public relations will be the responsibility of G&A staff. The management of the non-profit Cerro de San Pedro Foundation, established to provide assistance to the community, will also be administered by G&A staff.

1.10.5 Corporate Support

Any support from Metallica will be included in Metallica’s corporate costs and will not be charged to the project.

1.10.6 G&A Personnel

During the pre-production period, G&A personnel includes the functions described above plus a select group of process area personnel to support the construction and early assay efforts. There will be five expatriate positions in the G&A area during the pre-production period, including the General Manager, Mine Manager, Process Manager, Senior Mine Engineer, and Senior Geologist. Additional personnel required for contracted services occur as a service cost, rather than labor.

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Cerro San Pedro Project

The positions that are in the G&A area for full operations are shown in Table 1.14.

Table 1.14

Position	Number of Personnel

General Management
General Manager	1
Mine Manager	1
Process Manager	1
Administration Manager	1
Environmental Coordinator	1
Projects Engineer	1
Administrative Assistant	1
Receptionist	1
Administration
Human Resource Manager	1
Safety/Security Supervisor	1
HR Representative	1
Information Supervisor	1
Secretary	2
Sr. Accountant	1
Cost Accountant	1
Accounting Clerk	1
Payroll Clerk	1
Office Messenger	1
Purchasing Agent	1
Warehouse Supervisor	1
Warehouse Helper	1
Janitor/General	2
Total G&A	24

1.10.7 G&A Costs

There are no capital costs associated with G&A, other than in the Owner’s Costs during the pre-production construction period. Light vehicles, survey equipment, mine planning software, and office equipment will be purchased prior to the start of construction and, therefore, are not included in the capital budget.

1.11 Environmental and Permitting

Baseline environmental investigations and evaluation of impacts were conducted during the period 1996-1997. These tasks were completed in order to collect critical information that was required to assess impacts and to assist in the development of appropriate mitigation plans. The Manifestacion de Impacto Ambiental (MIA - Environmental Impact Statement) was submitted by MSX in October 1997 to the

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Secretaria de Medio Ambiente Recursos Naturales y Pesca (SEMARNAP - Secretariat of the Environment, Natural Resources, and Fisheries). Subsequently, an MIA resolution was issued in February 1999 by the Instituto Nacional de Ecologia (INE - National Institute of Ecology), which set forth conditions for environmental protection and approval of the MIA. A subsequent amendment to the MIA was submitted by MSX in April 2001 and modified approvals were received in September 2001.

Development of a series of responses and environmental-related plans, as required by MIA resolution, are underway and will continue through the operational and closure phases of the project. In addition, all other necessary permits to begin construction and operations have been granted by the corresponding state and municipal authorities.

MSX has also developed baseline socioeconomic information and established plans to mitigate effects and enhance the socioeconomic status of inhabitants in the communities.

1.11.1 Environmental Baseline

Water Quality

Because there are no perennial streams and groundwater is limited or deep within and adjacent to the project area, there is little risk of impacting any surface or groundwater. With the arid climate and low precipitation in the region, there is low potential for production of large volumes of seepage from within the spent leach pad, mine open pit, or the waste rock facility.

Potable water in the SLP Valley is contained in either permeable alluvium, conglomeratic to sandy rhyolite tuff, or fractured latite. Water quality testing in several wells within these aquifers show that metals and most other constituents are well below the maximum allowable limits. Limited deep groundwater is located in fractured limestone, porphyry, and latite beneath the project site, including the La Zapatilla heap leach area. No hydrogeological connection is believed to exist between the limited deep groundwater located near the project site and the down-gradient potable, uncontaminated SLP groundwater aquifers.

Water Supply

MSX will obtain its water supply from a well it recently drilled within the eastern limit of the potable SLP aquifers approximately 1.8 km southwest of the process plant/western edge of the leach pad. Drawdown modeling of the effects of average pumping from this location for required Cerro San Pedro project water required shows that the surrounding potable aquifers will not be impacted. MSX is purchasing water rights to support the project. The company has also committed to evaluate alternative sources of water, i.e. industrial gray water when and if available, during the course of project operations.

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Cerro San Pedro Project

Rock Geochemistry

A number of routine static-type acid-base accounting tests were conducted to determine if rock types present at Cerro San Pedro had the potential for acid generation. As expected, limestone rocks (the major waste rock type) have substantially high neutralization potential, while porphyry rock types (the major rock type) have the potential to produce acid depending on the amount of contained sulfide-bearing minerals. Further kinetic (humidity cell) testing was performed on the three porphyry rock types. This test work indicates that Porphyry Oxide (the majority of porphyry rock type mined as ore and waste) generates weakly acidic to slightly alkaline leachate with limited release of metals. Porphyry Mixed and Sulfide types, however, produce moderate to high acidic leachate with relatively high release rates of contained metal. The potentially acid generating (PAG) material will be mixed with acid neutralizing material during operations in order to mitigate the potential for producing an acid mine drainage situation.

In addition MSX has also committed to mitigating impacts associated with previous or historical mining operations. The mitigating measures include the removal of historical waste rock along the Cerro San Pedro streambed and placement within the planned waste dumps and removal of the cyanide leached material from the recent vat leach operation. This material will be relocated to the lined leach pad once it is constructed.

Biological

Three main vegetation types exist in the project area, all typical of plant communities established in an arid climate, hilly terrain and soil derived from limestone bedrock. These plant communities are characterized by Yucca species and some large and small cactus in the north half of the project area and with more abundant large and very thorny cactus species in the south and west portions of the project area. Over 100 vegetation species were identified in the project area. Three of these species found throughout the project area (all cactus) are considered endangered, rare, and subject to special protection.

Wildlife is limited by the natural characteristics of the project area, primarily the arid climate and low vegetation production. Several bird species typical of desert areas are present and the State of SLP also falls within an important migration route for waterfowl (particularly ducks). Five species within the project area are considered endangered and/or protected and include the sparrow hawk, rattlesnake, whipping snake, desert turtle, and viper snake.

A green house has been built to provide an environment where vegetation that will be used during reclamation can be grown from seed. Additionally, a botanic garden has been established to provide an area to transplant and protect vegetation that has been removed from the areas that are impacted by the

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Cerro San Pedro Project

construction of the site facilities. These areas will also provide opportunities to study the species and promote their propagation.

Archaeological/Historical

Historical buildings and monuments, including two churches, are common in the village of Cerro de San Pedro, and authorities have established a protection zone to ensure that these are preserved. The church closest to the proposed pit, the San Pedro Apostol church, has already suffered structural damage due to uneven settling of its foundation and poor maintenance over the years. A series of studies and tests have taken place, led by state authorities and supported/assisted by MSX, to determine means to stabilize and rehabilitate the church. In addition, a civic foundation was established by MSX to protect and restore the churches and other historic buildings in town for future generations.

1.11.2 Environmental Permitting

The MIA was based on development of the Cerro San Pedro project, with an impacted area of 373.4 hectare (ha). The subsequent modifications include an area that is reduced from the area that was proposed under the MIA. Table 1.17 compares the size of the areas to be impacted.

In addition to identifying baseline conditions, the MIA and MSX have also identified areas of potential environmental impacts and related mitigation strategies. The MIA Resolution documents these areas of impacts and presents a schedule for submission of plans and studies for their mitigation in order to obtain final MIA authorization. The following section summarizes the overall environmental management plan that addresses prevention and protective measures to be taken during construction and operations included in these submittals.

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Cerro San Pedro Project

Table 1.15

Comparison of Impacted Areas in MIA, Modified MIS, and Development Plan

			Development
	MIA	Modified MIA	Plan

Description	Has	Has	Has

Open Pit Mine Area	67.58	63.0	63.1
Waste Rock Dumps	178.00		103.3
Leach Pads	98.44	88.45	88.3
Solution Ponds	1.00	—	40.4
Recovery Plant	3.50	0.18	1.7
Buildings	0.18	—	2.4
Access Roads, Diversion Ditches, Parking	10.58	29.39	5.0
Haul Road			11.4
Crushing Station, Conveyor Belt	4.28
Magazines	0.68		0.68
Nueva La Zapatilla	9.15	9.15	9.15
Total	373.39		325.43

1.11.3 Environmental Management

Vegetation and Wildlife

To ensure protection of the biological resources of the area, particularly the three protected cactus species, MSX will rescue and protect these species (and others that will improve subsequent reclamation success) prior to operations. At the end of operations, these species will be re-established at properly prepared sites as summarized in Section 1.13. Wildlife species, particularly birds, will be protected from any hazardous ponds by using floating balls or nets to exclude birds. MSX will also establish sources of fresh water for wildlife.

Materials Management and Safety

All materials will be managed utilizing plans to prevent accidents and spills and to protect the safety of workers and the public. A plan for proper explosive handling and measures to ensure the safety of workers and any inhabitants or visitors in the safety buffer zone is crucial. Blasting will occur only during the daytime, to minimize disruption and impact to the village of Cerro de San Pedro. Contingency plans will also be developed to address any emergency situations.

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Cerro San Pedro Project

Waste Management

A plan to encapsulate potentially acid generating (PAG) waste rock will be incorporated into a waste rock management plan. MSX will conservatively classify Porphyry Oxide waste rock as PAG along with Porphyry Mixed and Sulfide to ensure there is no miss-classification of PAG during operations. Based on the mine schedule, the dump material will be comprised of a limestone (neutralizing/acid consuming) to porphyry (acid generating) waste rock ratio of 14:1. The dump is also constructed on limestone bedrock. Of the significantly lower proportion of PAG material in the dump, nearly 60 percent is Porphyry Oxide, which will contribute very little to acidity. Because of the very high proportion of limestone, the selective handling, placement, and isolation of PAG material within the dump will prevent oxidation of sulfides and generation of acid rock drainage. Water balance modeling indicates that little or no effluent is expected to emanate from the waste rock dump.

Because groundwater is significantly below the mine pit, the only contribution to water in the pit will be from precipitation and run-off from surrounding areas. Based on the current design, the maximum accumulation of pit water is estimated at a depth of 5 m following a large storm event. A total of 50 percent of pit exposures (primarily in pit walls) is comprised of limestone with high neutralization potential. Of the remaining 50 percent (primarily the pit floor), over half is Porphyry Oxide and the remainder is Porphyry Mixed and Sulfide. The overall arid conditions and deep groundwater at Cerro San Pedro should contribute to a low potential for development of an extensive acid lake in the open pit.

Studies will be conducted during operations to determine if spent ore on the leach pad will have the potential to generate acid leachate upon closure. The control of heap solutions and leachate is discussed under water management.

Hazardous wastes, such as lead-acid batteries, solvents, spent laboratory chemicals, etc. will be collected and properly disposed in an approved off-site facility. Non-hazardous (solid) wastes such as domestic garbage, sewage, construction debris, and plastic will be managed using waste minimization, on- and off-site recycling, or burial in an off-site disposal facility. Other industrial wastes such as scrap steel, used rubber, or empty plastic drums may be made available for resale, or returned to the supplier.

Water Management

The potential impacts to water at the site will be managed during operations and post-closure in several manners. Potable water will be conserved, particularly with regard to the closure strategy of detoxifying/depleting heap solutions by recirculation/evaporation of solutions versus rinsing with fresh water. Collection of natural run-off into operational facilities (the pit, dump, and leach pad) will be limited by diversion structures, thereby decreasing the potential to generate leachate and/or acid rock drainage. During operations and post-closure, cyanide heap solutions and/or any potential residual leachate will be

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Cerro San Pedro Project

isolated from the underlying bedrock by a geo-synthetic liner system. Other operational controls include systems to monitor any potential solution leakage from the pad.

Air Quality and Noise Management

An air quality management plan will include measures to minimize air emissions from major sources (fugitive dust from haul trucks and air-borne metals from the Merrill-Crowe recovery plant). The effects of noise generated by blasting will be minimized through appropriate scheduling. Employees will be required to wear hearing protection in areas where noise exceeds safe levels. Monitoring of all blasts will be performed at the San Pedro Apostol church to ensure that vibration and air blast levels stay within the allowable standards.

Monitoring

Monitoring activities will be performed according to internationally accepted standards and the requirements of SEMARNAP. Identifying changes that could take place in the environment due to project development; evaluating effectiveness of preventive and control measures; and ensuring compliance with environmental regulations will be the main objectives of the monitoring program.

1.12 Reclamation and Closure

The closure strategy for the Cerro San Pedro project has been developed with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant communities, wildlife habitat, watershed functions, and limited livestock grazing. A closure strategy summary is presented in Figure 1.14. The closure strategy and costs are taken from the September 1999 Final Reduction and Closure Plan submitted to the Environment, Natural Resources, and Fisheries Ministry by MSX.

1.12.1 Heap Leach Facility

The heap leach facility closure objective is the chemical and physical stabilization of the spent ore pile. Anticipated closure activities for the heap include detoxification and depletion of the heap effluent through volatilization/evaporation during recirculation of solution, growth medium placement of approximately 20 cm of soil on the top and side slopes of the heap, revegetation by transplanting seedlings and cuttings of native species, and monitoring to evaluate success. A finite quantity of residual effluent may require disposal, but passive disposal techniques (such as a Biopass system) are anticipated. Recontouring of the heap side slopes may be necessary to ensure long-term stability of applied cover soil, which would also require installation of additional geosynthetic liner around the leach pad to accommodate regrading. Historic mine waste dumps (tailings) will have been removed during operations and disposed of within the heap.

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Cerro San Pedro Project

PIT

•	Storm water run-on diversion.

– Along pit perimeter.

– Potential additional in-pit diversion.

•	Passive chemical treatment.

– Of pit water using on-site limestone backfill.

•	Pit slope stabilization.

– Operational/final geotechnical assessment to maximize long-term stability.

•	Limited revegetation around crest.

HEAP LEACH PAD

•	Storm water run-on diversion.

•	Evaporation of solution.

– Using spray emitters.

•	Natural attenuation.

– Of cyanide during evaporation/volatilization/recarbonation.

•	Depletion of entire heap solution inventory within 4 years.

•	Incorporate kinetic testing results of spent ore after year 2 operations to determine any need for ARD management.

•	Passive treatment using BioPass system if needed to meet water discharge limits for land application.

•	Subsurface land application of any potential long-term residual seepage.

•	Limited surface recontouring to maximize run-off, minimize erosion, and encourage revegetation.

•	Infiltration barrier placement of 20 cm of cover soil.

•	Revegetation with rescued/protected species and other selected species.

WASTE ROCK DUMP

•	Storm water run-on diversion.

– Upgradient of dump.

•	Placement of historic mining waste, spent ore and tailings in dump and/or leach pad.

•	Selective handling of PAG materials (only 7% of waste rock).

– During operations to encapsulate completely in alkaline-generating limestone waste.

•	Control of erosion on dump surface with construction of moisture collection basins and limited recontouring of surface drainages/slopes.

•	Refinement of modelling upon closure which currently shows little or no leachate development.

•	Inherent passive chemical treatment and mixing of any PAG leachate with limestone leachate at 1:14 rock mass ratios (i.e., overall 1:175 acid/neut ratios).

•	Revegetation with rescued/protected species and other selected species at micro-sites.

ANCILLARY MINE FACILITIES

•	Removal/salvage of processing facilities and/or on-site burial of non-hazardous, non-salvageable components.

•	Return administrative/process/ shop/warehouse buildings to beneficial economic use of community where desirable or remove/salvage.

•	Revegetation of the footprint of all affected areas with rescued/ protected species and other select species.

REVEGETATION

•	Incorporate results of soil building and revegetation studies conducted during operations to maximize reclamation success at all facility areas.

POST-CLOSURE MONITORING AND MAINTENANCE

•	Soil erosion inspection.

•	Monitoring.

– Revegetation performance.

– Presence/absence of seepage from heap pad and waste rock dump.

•	Monitoring/maintenance of post-closure seepage management systems for heap pad, if necessary.

•	Reporting information to regulators.

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Cerro San Pedro Project

1.12.2 Mine Waste/Waste Rock Dumps

The waste rock disposal site closure objective is primarily the physical stabilization of the facility. Reclamation activities at the waste rock dump are expected to be limited to selective topsoil placement, revegetation and monitoring reclamation success. A limited quantity of growth medium application is anticipated because of the limited quantity of growth medium available from the facility footprint. Revegetation efforts will focus on growth medium placement in microsites, and primarily consist of transplanting mature plants in the manner described for the heap area. Revegetation of the dump side slopes will rely on volunteer invasion by native plants over a long time period. Potentially acid-generating (PAG) waste rock will be isolated within the crest confines of the dump in accordance with the waste rock management plan, within areas where vegetation may be established to inhibit deep infiltration. Existing historic waste rock within and adjacent to San Pedro Creek will have been removed during operations and placed within the waste rock dump.

1.12.3 Mine Pit

The mine pit closure objective is primarily one of securing the site. Key activities involve installing a barbed wire fence around the perimeter of the pit to prevent access by people, livestock, and wildlife. A perimeter diversion ditch is planned to limit surface water flow into the pit. To mitigate the potential for acid drainage in the pit floor where storm water may periodically accumulate and dissipate, partial backfilling with a small quantity of limestone waste rock has been accounted for in contingency costs. Limited revegetation efforts are anticipated around the pit crest in selected areas where visibility is a factor. Monitoring of the revegetation efforts and inspection of the fencing and ditch will be conducted in coordination with monitoring of the reclaimed heap.

1.12.4 Infrastructures

All other site facilities have been categorized under infrastructure and include roads, buildings, process facilities and any other foundation pads, tanks and pipelines. Reclamation objectives include the removal of any environmental liabilities and the return of the site to a condition that resembles pre-mining conditions or restores productivity. All salvageable items will be removed from the site. Potentially hazardous items will be disposed of in a licensed facility. Remaining items that are inert may be either demolished and buried on site in a construction debris landfill or buried in place. Particular structures may be preserved and donated to the local municipality for use by the community. Roads that will not be required after mine closure will be regraded and revegetated to approximate pre-mining conditions.

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Cerro San Pedro Project

1.12.5 Closure Costs

All costs associated with closure and reclamation activities are considered capital costs and are summarized in Table 1.16. The closure costs will be built up in a reclamation account during the production years.

Table 1.16

Closure and Reclamation Costs

Facility/Activity	Year 9	Year 10	Year 11	Year 12	Total

Leach Pad
Detoxification/pumping		200,000	200,000		400,000
Passive treatment		75,000	75,000		150,000
Physical stabilization:
Geosynthetic liner			250,000	250,000	500,000
Slope regrading			630,600	900,000	1,530,600
Coversoil placement			220,000	228,000	448,000
Revegetation:
Soil building				25,000	25,000
Planting			58,200	120,000	178,200

Subtotal		275,000	1,433,800	1,523,000	3,231,800

Waste Rock Dump
Physical stabilization:
Topsoil placement	30,800				30,800
Revegetation:
Soil building	100,000	78,000			178,000
Planting	100,200	60,000			160,200

Subtotal	231,000	138,000			369,000

Mine Pit
Pit floor backfilling w/ls	21,000				21,000
Institutional controls:
Imp. Run-on diversion	1,100				1,100
Perimeter fencing	5,900				5,900
Revegetation/planting	10,000	10,000			20,000

Subtotal	38,000	10,000			48,000

Infrastructures
Demo/salvage/removal	80,000	20,000			100,000
On-site disposal	40,000	10,000			50,000
Road recontour/reclam	20,000	20,000	7,500		47,500
Rehab disturbed areas	26,000	20,000	10,000		56,000

Subtotal	166,000	70,000	17,500		253,500

TOTAL	435,000	493,000	1,451,300	1,523,000	3,902,300

Contingency (10%)	43,500	49,300	145,100	268,200	390,200

TOTAL	478,000	542,300	1,596,400	1,675,300	4,292,500

The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that completion of site reclamation shall be within four years of final processing. This timeframe allows for the depletion of heap effluent using evaporative recirculation without a need for

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Cerro San Pedro Project

external management facilities. A two-year period of continued, but slowly reduced, solution flow through the heap is anticipated following the last placement of ore on the heap. The majority of the available precious metals should be recovered from the heap at the end of this two-year period, which would coincide with the conclusion of formal processing at the project. Formal reclamation and closure activities of the heap will then be initiated, starting with a two-year period of enhanced solution loss through evaporation and natural attenuation. At the end of this two-year period (Years 9-10), the residual solution should be totally drained from the heap. Following this period, the heap will be regraded, coversoil applied, and the heap revegetated and the process and recovery equipment removed. Reclamation and closure activities of the majority of the site buildings, the open pit, and the mine waste dump will be initiated starting immediately after the conclusion of mining. Annual monitoring would be conducted thereafter to ensure the successful development of vegetative communities and check the general physical stability of the reclamation measures.

1.13 Socioeconomic Programs

The development of the Cerro San Pedro Project required the relocation of the 21 families that lived in the village of La Zapatilla to make room for the leach pad. In addition, the open pit mining operations will take place adjacent to the village of Cerro San Pedro where 24 families live as permanent residents. Of these families, 20 in La Zapatilla village were relocated to a new village, Nueva La Zapatilla, which was built by MSX approximately 2 km southwest of the original La Zapatilla village. Others chose to be relocated to new housing built by MSX within the village of Cerro de San Pedro. Other families were compensated to relocate to other sites of their choice. Housing, other community infrastructure, and municipal services was provided at or above the current standard of living conditions. As part of the community infrastructure provided by MSX, a school that can accommodate up to 40 children was built at Nueva La Zapatilla. Formerly, school children from La Zapatilla attended school in Portezuelo, 6 km away.

The Cerro San Pedro project will create approximately 178 jobs during normal operations, with up to 420 jobs during construction. MSX has established a policy to give preferential hiring consideration to people from communities nearby the project, providing direct improvement of economic status to many families. MSX has also committed to assist in the sustainable economic and social development of the area surrounding the project, including the villages of Cerro de San Pedro, Cuesta de Campa, Monte Caldera, and La Zapatilla. An urbanization plan for this area has been developed that considers the baseline socio-economics and the future benefits that the project will generate. A non-profit foundation has been established by MSX to administer funding that MSX will provide for the preservation of the village of Cerro de San Pedro and donate assistance for the community. The foundation will be structured to require community participation and be self-sustaining for the long term. Programs the foundation will support include preservation of the two historical churches in Cerro de San Pedro, promotion of tourism by

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Cerro San Pedro Project

establishing cultural programs, and development of conservation programs such as the botanical gardens and self-sustaining cottage industries that will be compatible with tourism in the area.

1.14 Operations, Organization and Work Schedule

The Cerro San Pedro Project will employ a traditional organizational structure and is divided into three primary areas - Mining, Processing, and General Services and Administration (G&A). The Mining will be performed by a contractor, while the Processing and G&A functions will be handled by MSX. The number of expatriate employees will be kept to a minimum. An overall project organization chart for MSX is presented in Figure 1.15, with an (x) denoting an expatriate position.

All expatriate and national employees, both salaried and daily paid, will be employed by Servicios del Plata y Oro S.A. de C.V. (SPO), a subsidiary of Raleigh Mining International Ltd., which is a wholly-owned subsidiary of Metallica Resources, Inc. SPO will supply employees to MSX under a services agreement. This arrangement will consolidate all employees under one Mexican company.

1.14.1 Work Schedule

The work schedule for the Cerro San Pedro Project is based on compliance with Mexican Federal labor law, minimizing the amount of overtime pay and minimizing the amount of work performed on Sundays. The mine will operate Monday through Saturday only, while the processing facility will operate seven days per week. Management staff will normally work day shift only, five or six days per week. Some supervisory and/or technical staff will work day shift only, while shift supervisors work a shift rotation schedule, the same as the daily paid employees. After operating experience is gained, it is assumed that the workers on shift rotations will rotate shifts in two to four-week intervals.

1.14.2 Employee Salaries and Benefits

Labor rates used in the cost estimates are based on recent wage and salary surveys conducted in the SLP area for similar work including equipment operation, maintenance, and support staff positions. Non-expat base salaries range from $8,000 to $55,000 per year and daily paid labor rates range from $3,000 to $6,500 per year. Benefit burdens, as a percentage of base salary, are 30 to 60 percent depending on the position. Details of the salaries and benefits are presented in Section 16 as part of the Operating Costs.

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Cerro San Pedro Project	Development Plan

Figure 1.15 Organization Chart

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Cerro San Pedro Project	Development Plan

1.15 Construction Execution

The project will be constructed utilizing two primary contractors. One contractor will have responsibility for mine development and haul road construction, the other will be contracted to design and construct the leach pad, plant, utility and administrative facilities.

The MSX project manager will oversee all construction activities at the Cerro San Pedro project.

The Mining Contractors (Washington Group) define the design for the mine truck shop. A sub-contractor will do the detailed engineering and construction of the shop. The explosives magazines will be provided by an explosives contractor. The water and fuel storage tanks and supply lines will be designed and constructed by MexTICa, as will the power lines and transformers.

The Plant Facilities contractor (MexTICa) will be headed by a construction manager and will consist of expatriate and Mexican Nationals in positions of project management, field engineering, field supervision, project controls, material management and subcontract administration. The plant facilities construction management team will be responsible for the management and administration of subcontractors during the performance of the work and to insure compliance with specified quality requirements. Subcontractor costs and schedules will be monitored and activities managed to insure timely completion of work within budgets.

The Project Facilities contractor will also be responsible for managing a subcontract for engineering of the plant. MexTICa’s team will provide management support to the engineer in areas of schedule, constructability reviews, cost monitoring and quality issues. Procurement of plant equipment for the facility will be managed jointly by MexTIca and the engineer.

Mexican subcontractors will perform significant portions of the construction work for the process plant including; power transmission lines and substation, site earthwork, grading and drainage, fencing, HDPE liner, field erected tanks, buildings and architectural finishes, HVAC, architectural finishes and other small infrastructure packages. These major construction subcontracts will be awarded on a lump-sum basis and will include requirements for contractor performance with regard to schedule, specifications, procurement, quality control and quality assurance, safety and environmental compliance, hiring and security.

The remaining elements of the work will be self-performed by the plant facilities contractor. These activities include; structural excavation and backfill, foundations, underground and above ground piping,

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Cerro San Pedro Project	Development Plan

steel erection, equipment installation, grounding, process electrical and controls, leach system piping, systems testing and miscellaneous duties relative to the project.

The labor force for the direct hire work will be comprised of experienced Mexican craftsmen supplemented with local labor. Lunch service and bussing to a connection point on the San Luis Potosi public transportation system, will be provided by the contractors. Medical service will be provided by MSX for the project.

Construction equipment for the project will be rented or leased from the local area and be required so meet contractor safety and maintenance requirements.

The plant facilities construction management team will contract with equipment vendors for technical representative support services to advise contractor during most major mechanical equipment installations as required. MexTICa will manage the Quality Assurance (QA) program with in-house staff during plant facilities work. The liner manufacturers technical representative will be on site as required and specifically during the initial installation of the liner at the leach pad and solution ponds to inspect bedding surface and advise regarding correct installation procedures and seam testing. The construction management team will establish procedures and work methods with its managers and in consultation with the MSX environmental coordinator to ensure the protection of the environment, as required under the MIA conditions. A detailed plan and schedule for testing, start-up and turnover will be prepared by the construction management team. The team will work closely with the MSX operating personnel to ensure proper testing, safety, training and operating procedures. As construction progresses, MSX operating personnel will provide additional support relating to environmental matters, permitting, and communication with different local and federal agencies.

The work hours for the mining contractor will generally be 10 hours per day, 6 days per week. The facilities contractor will work 48 hrs per week 9 hrs per day, 5 days per week and 3 hours on Saturday.

The summarized construction schedule by activity is presented in Table 1.17

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Cerro San Pedro Project	Development Plan

Table 1.17

Summarized Construction Schedule

		Duration
Major Activity	Initiation	(Months)	Completion

Full Notice to proceed	January 04
Negotiate/Award Construction Contracts	August 03	5	January 04
Mobilize Mining Equipment	August 03	5	January 04
Access Road/Haul Road Construction	January 04	3	April 04
Mine Pre-stripping	January 04	4	May 04
Ore from Mine	May 04	7	November 04
Ore on Pad	August 04	4	November 04
115 Kv Transmission Line	January 04	7	August 04
Main Substation 115kV / 13.8 kV	February 04	6	July 04
13.8 kV distribution	February 04	5	June 04
Heap Leach Pad/Ponds	April 04	4	August 04
Raw Water Supply & Distribution	March 04	6	August 04
Process Building/Slab	May 04	3	July 04
Process Plant Installation	July 04	2	October 04
Office & Lab Building	June 04	3	August 04
Construction Complete			October 04
Process Startup	October 04	1	November 04

1.16 Operating Cost Estimate

The operating cost estimate for the project includes:

•	Mining costs.

•	Processing costs.

•	General and administrative costs.

Details of the costs are presented in Section 16.

1.16.1 Mining Costs

The mining will be performed by a contract mining company. The cost of the contract mining, including fuel averages of $2.09 per tonne of ore or approximately $132 per equivalent ounce of gold, based on a contract mining proposal from Washington Group International.

In addition to the costs associated with contract mining, MSX has a small staff to supervise the mining contract and to perform the ore control functions. The cost associated with the MSX staff is $299,000

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Cerro San Pedro Project	Development Plan

per year, which equates to $0.04 per tonne of ore or $2.80 per equivalent ounce of gold as a life-of-mine average. The cost of water is about $187,000 per year or $0.03 per tonne of ore and $1.63 per equivalent ounce of gold. Table 1.18 summarizes the mining operating costs.

Table 1.18

Mining Operating Cost Summary

		average $ / oz Au
	Average $ / tonne ore	equivalent

WGI	$1.62	$101.77
Fuel	$0.45	$28.17
Mine Operations Labor	$0.04	$2.80
Water	$0.03	$1.63
Total	$2.11	$134.38

1.16.2 Processing Costs

Processing costs include the following costs:

•	Power.

•	Reagents.

•	Labor.

•	Water.

•	Operating and maintenance supplies.

These costs are presented in greater detail below and summarized in Table 1.19

The cost of power is based on costs from Comisión Federal de Electricidad (CFE), the government- owned electric utility company in Mexico. The power cost is calculated based on base rates, hours of usage and demand charges. The average cost per kilowatt-hour is $0.065. Power accounts for approximately 9 percent of the process operating costs.

The cost of labor and an organization chart have been provided by MSX. A total of 47 people will operate the plant and support the process recovery operations. The annual operating cost is approximately $590,000 or, roughly, 7 percent of the processing budget.

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Cerro San Pedro Project	Development Plan

Operating and Maintenance supplies include the cost of piping and irrigation supplies for the heap leach operation, propane, pump parts, laboratory operating costs and maintenance supplies. The costs are estimated to be 10-percent of the cost of reagents, power and process labor on an annual basis, which is, then, 9 percent of the total process operating costs.

Reagents account for nearly 70 percent of the processing costs with sodium cyanide and lime costs accounting for almost 90 percent of the total cost of reagents. Predicted reagent consumption is based on metallurgical testwork and historical operating data from other large Merrill-Crowe heap leach operations. Updated budgetary quotes have been solicited for the majority of the reagents, including cyanide and pebble lime. The cost of reagents increases sharply in Years 6, 7 and 8 when the majority of the porphyry mixed and porphyry sulfide ores are mined and leached. These ores consume more than three times as much lime as the average consumption rate and twice as much sodium cyanide as the average consumption rate.

Table 1.19

PROCESS OPERATING COST SUMMARY

		average $ / Au
	average $/tonne	equivalent oz

Power	$0.10	$6.34
Reagents	$0.68	$43.01
Water	$0.03	$2.03
Labor	$0.08	$5.28
Operating and Maintenance Supplies	$0.09	$5.46
Total US$	$0.98	$62.13

1.16.3 General and Administrative (G&A) Costs

The G&A costs include labor costs for General Management and Administration personnel as well as all overhead costs associated with the operation of the Cerro San Pedro Mine. These costs also include the cost of shipping and refining the doré that is produced at the mine. Metallica and Mineral San Xavier provided most of the costs. An updated budgetary proposal for refining charges was solicited from Johnson Matthey in Salt Lake City, Utah.

The G&A costs average $0.38 per tonne of ore and $24.02 per equivalent ounce of gold over the life of the mine. Table 1.20 summarizes the G&A costs for this project.

Section 1	September 2003	1-60

Cerro San Pedro Project	Development Plan

Table 1.20

G&A OPERATING COST SUMMARY

	Average Cost	average	average $/oz Au
	per Year (US$)	$/tonne	equivalent

General Management	$585,438	$0.10	$6.09
Administration	$223,299	$0.04	$2.32
Owner’s Costs	$822,020	$0.13	$8.55
Doré Shipping and Refining	$677,222	$0.11	$7.05

Total	$2,307,957	$0.38	$24.02

The average operating costs for the life of the mine are summarized in Table 1.21 and shown graphically in Figure 1.17.

1.16.4 Summary of Operating Costs

Table 1.21

SUMMARY OF OPERATING COSTS

	Average Cost	average	average $/oz
	per Year (US$)	$/tonne	Au equivalent

Processing	$5,970,212	$0.98	$62.13
General & Administrative	$2,307,957	$0.38	$24.02
Mining Costs	$12,912,046	$2.11	$134.38

Total, US$	$21,190,215	$3.47	$220.53

Section 1	September 2003	1-61

Cerro San Pedro Project	Development Plan

Figure 1.17

Summary of Operating Costs

1.17 Capital Cost Estimate

The total capital cost for this project is summarized in Table 1-22, which is included below.

Table 1-22

Capital Cost Estimate

Area	Description	Cost, US$000

Mine	ROM Haul Road & Pit Access	1,437
	Contract Miner Mobilization	776
	Capitalized Prestrip	6,161

	Total Mine	8,374

Process Facilities	Leach Pad & Solution Ponds	4,174
	Process Equipment, Spares, Process Bldg.	3,261
	Lime Silo	172
	Laboratory Eq.	223

	Total Process	8,371

Admin & Infrastructure	Concrete/Site Grading & Roads	243
	Lab, Office & Guard	716
	Security/Fencing	195
	Water Supply, Storage & Distribution	333
	Power Supply & Distribution	2,533

	Total Admin & Infrastructure	4,019

Indirects	CM/Construction Indirects	1,133

Section 1	September 2003	1-62

Cerro San Pedro Project	Development Plan

Area	Description		Cost, US$000

	Engineering/QAQC		691
	Fuel		1,378
	Owner’s Cost		2,631

		Total Indirects	7,199

		Contingency	238

TOTAL			28,201

Washington Group International prepared the mine development cost estimate and TIC estimated the costs for heap leach facilities, the refining and process plant, plus all associated utilities such as fire protection, potable water, sanitary sewers, an electrical substation and electrical power distribution, lime handling, roads and parking areas, storm drainage, and raw water distribution systems.

1.18 Economic Evaluation

1.18.1 Basis of Estimate

This section presents a summary of the project’s financial analyses, as well as information on anticipated project preproduction and development costs, working capital, and taxes. This information has been formulated into an economic model that evaluates the project’s financial criteria on an after-tax basis using constant dollars (first quarter 2003). Metal prices of $350 per ounce of gold and $5.00 per ounce of silver were used in the base case evaluation. Sensitivity analyses evaluating the impact of varying project capital and operating costs as well as the gold price have been developed. Traditional financial evaluation criteria, such as internal rate of return (IRR) and net present value (NPV), have also been calculated. The project analysis covers project development and construction startup in January 2004 through operation and closure in 2014, or year 10 of operations. Project costs in 2003 are in the Metallica operating budget and are not included in the project economics.

1.18.2 Review of Significant Project Information

A total of 135.1 million tonnes of material will be mined and 61.1 million tonnes of ore will be processed at Cerro San Pedro over a mine life of 8.3 years, at an average heap stacking rate of 24,000 tonnes per day or approximately 7.5 million tonnes per year. The grade of gold and silver is reasonably stable over the life of the mine, as shown in Table 1.23. The mined grade and process recoveries have a major influence on the overall operating cash cost per ounce of gold, silver, and gold equivalent produced. In addition, the waste/ore ratio varies somewhat over the life of the mine, which also impacts the overall cash operating costs.

Section 1	September 2003	1-63

Cerro San Pedro Project	Development Plan

Table 1.23

Mine Production Schedule

Project	Ore	Gold Grade	Silver Grade	Waste	Total	Strip
Period	ktonnes	g Au/t	g Ag/t	ktonnes	ktonnes	Ratio

Pre-production	551	0.94	45.20	6,701	7,252	12.2
Year 1	5,500	0.66	24.97	14,700	20,200	2.7
Year 2	7,500	0.60	31.21	12,700	20,200	1.7
Year 3	7,500	0.56	24.07	12,700	20,200	1.7
Year 4	7,500	0.57	21.55	12,700	20,200	1.7
Year 5	7,500	0.50	22.84	10,400	17,900	1.4
Year 6	7,500	0.59	24.63	2,250	9,750	0.3
Year 7	7,500	0.74	27.49	800	8,300	0.1
Year 8	7,500	0.54	17.87	925	8,425	0.1
Year 9	2,521	0.33	12.10	198	2,719	0.1

Total	61,075	0.59	23.99	74,074	135,149	1.2

Gold and silver recoveries are estimated to average 63 percent and 36 percent, respectively, through the end of active mining. However, recirculation of heap solutions will be required for depletion and detoxification and some residual metal recoveries will result in additional precious metal production through Year 10 but are not considered in the economics at this time.

1.18.3 Economic Model

The economic model used for financial evaluation of the Cerro San Pedro Project is based on an in-house derived spreadsheet generated using Excel software. The model is quite flexible and accounts for yearly variations in material mined and processed, recoveries, operating costs, and capital expenditures. From these input areas, the model generates cash flow estimates on an annual basis. Mexican tax laws are applied as well as appropriate depreciation and amortization rates. The impact of Value Added Tax (VAT) on purchases as well as a tax credit for diesel fuel purchased and use of tax loss carry-forwards are also included in the model.

A pro forma income statement and cash flow statement are included at the end of this section in Tables 1.26 and 1.27. Sensitivities to gold price, capital cost, and operating costs are presented in Table 1.28 and shown graphically in Figure 1.18.

Section 1	September 2003	1-64

Cerro San Pedro Project	Development Plan

1.18.4 Precious Metal Production

A summary of gold, silver, and gold equivalent production by year is provided in Table 1.24, with life-of-mine total recovered ounces of 721,689 ounces of gold and 16.32 million ounces of silver. As used in the economic evaluation, gold equivalent, for the base commodity price case, is defined calculated using $325 per ounce of fold and $4.60 per ounce of silver.

Table 1.24

Summary of Annual Precious Metal Production

				% Au Ozs
		Ag Ozs	AU EQ	of AuEq
	Au Ozs	(000)	OZS	Ozs

Total Contained Ounces	1,149,989	47,175	1,817,700	63
Estimated Annual Production
Year 1	60,030	908	72,882	82
Year 2	97,258	1,964	125,070	78
Year 3	83,759	2,498	119,115	70
Year 4	95,993	2,143	126,325	76
Year 5	95,323	1,878	121,904	78
Year 6	93,097	1,861	119,437	78
Year 7	97,579	2,440	132,114	74
Year 8	74,118	1,885	100,798	73
Year 9	22,793	663	32,177	71
Year 10	1,739	80	2,871	60

Total Project Life	721,689	16,320	952,680	76

1.18.5 Revenue and Cash Flow

A summary of mine net realization or revenue based on gold and silver sales, direct operating costs, operating cash flow, and operating cash cost per ounce on an annual basis is provided in Table 1.25.

Section 1	September 2003	1-65

Cerro San Pedro Project	Development Plan

Table 1.25

Summary of Annual Net Revenue, Operating Costs, Operating Profit,
and Cash Cost/Au Eq Ounce

	Net Revenue	Cash Operating	Operating Profit	Cash Cost
Year	(Au + Ag) ($000)	Costs ($000)	($000)	$/Au Eq

1	29,335	25,718	3,617	299
2	39,881	27,454	12,427	234
3	41,275	27,087	14,188	223
4	41,107	27,532	13,584	228
5	38,250	26,769	11,481	238
6	42,965	22,151	20,814	176
7	48,845	21,916	26,929	153
8	33,574	23,015	10,559	233
9	10,987	8,791	2,196	273
10	995	1,466	-471	503

Total	327,214	211,890	115,324	221

1.18.6 Economic Results

The results of the economic model are presented in Table 1.28. The traditional valuation criteria of internal rate of return (IRR) and net present value (NPV) at various gold and silver prices for the designed pit are shown on the Table.

At a gold price of $350 per ounce and $5.00 per ounce for silver, and assuming that the initial investment is 100% equity, the project yields a Net Present Value of $35.7 million at a 5% discount rate with a 23.6% Rate of Return.

1.19 Sensitivity Analyses

Sensitivities to changes in capital costs, operating costs and gold prices were evaluated on the base case, with changes of ± 10 and ± 20 percent being examined for costs for each of the gold prices considered. As seen in Table 1.27 below, at a given percentage variation in costs, the project is much more sensitive to changes in operating costs than capital cost. Figures 1.18 and 1.19 show graphically the sensitivity of project economics to variation of capital, operating costs and gold price.

Section 1	September 2003	1-66

Cerro San Pedro Project	Development Plan

Table 1.26

GOLD PRICE = $ 350.00 SILVER PRICE = $ 5.00	CERRO SAN PEDRO PROJECT BASE CASE INCOME STATEMENT (all US$ 000)

		Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL

REVENUES
Gold Produced	oz		63,778	87,518	91,831	93,309	83,897	95,502	108,541	72,633	23,126	1,809	721,944
Silver Produced	000 oz		1,580	2,091	2,076	1,938	2,008	2,167	2,466	1,833	645	78	16,882
Gold Revenue	$000		22,322	30,631	32,141	32,658	29,364	33,426	37,989	25,422	8,094	633	252,680
Silver Revenue	$000		7,898	10,454	10,380	9,691	10,041	10,836	12,330	9,165	3,223	391	84,409
Total Revenue	$000		30,220	41,085	42,521	42,349	39,405	44,262	50,320	34,587	11,317	1,024	337,090
Newmont Royalty	$000		589	801	829	826	768	863	981	674	221	20	6,573
Glamis Royalty	$000		296	403	417	416	386	434	494	339	110	9	3,303

Net Revenue	$000		29,335	39,881	41,275	41,107	38,250	42,965	48,845	33,574	10,987	995	327,213

OPERATING COSTS
Mining	$000		13,964	14,333	13,934	14,086	13,675	9,936	8,953	9,592	3,560	12	102,045
Processing	$000		5,599	6,774	6,887	7,166	6,875	7,069	7,900	8,352	2,608	472	59,702
G & A	$000		5,522	5,544	5,456	5,489	5,443	4,307	4,126	4,360	2,294	830	43,371
Transport & Refining	$000		633	803	810	782	776	839	937	711	329	152	6,772

Total Operating Costs	$000		25,718	27,454	27,087	27,523	26,769	22,151	21,916	23,015	8,791	1,466	211,890

NON-CASH COSTS
Depreciation	$000		6,467	1,753	5,718	1,753	1,753	1,753	1,753	1,753	1,753	3,216	27,674
Reclamation	$000		680	680	680	680	602	328	279	283	91	0	4,303

Total Non-Cash Costs	$000		7,147	2,433	6,398	2,433	2,355	2,081	2,033	2,037	1,845	3,216	31,977

TAXES PAYABLE (See Below)	$000		0	0	0	1,171	2,092	5,762	7,957	2,144	0	81	19,207

NET INCOME	$000		(3,531)	9,995	7,790	9,980	7,033	12,970	16,940	6,378	351	(3,767)	64,139

Section 1	September 2003	1-67

Cerro San Pedro Project	Development Plan

Table 1.27

GOLD PRICE = $ 350.00 SILVER PRICE = $ 5.00	CERRO SAN PEDRO BASE CASE CASH FLOW STATEMENT (all US$ 000)

		Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL

SOURCES OF CASH
NET INCOME	$000		(3,531)	9,995	7,790	9,980	7,033	12,970	16,940	6,378	351	(3,767)	64,139
Depreciation	$000		6,467	1,753	5,718	1,753	1,753	1,753	1,753	1,753	1,753	3,216	27,674
Reclamation	$000		680	680	680	680	602	328	279	283	91	0	4,303
		))

TOTAL SOURCES OF CASH	$000		3,616	12,428	14,188	12,413	9,389	15,052	18,972	8,415	2,196	(551)	96,116

USES OF CASH
Capital Expenditures	$000	28,201	0	0	3,965	0	0	0	0	0	0	0	32,166
Payment to Glamis	$000		2,500	2,500	0	0	0	0	0	0	0	0	5,000
Working Capital	$000		3,000	0	0	0	0	0	0	0	0	(3,000)	0
Vat	$000	1,351	(310)	14	135	(132)	(31)	(183)	(11)	41	(541)	(333)	(0)
Reclamation	$000		0	0	0	0	0	0	0	0	0	4,303	4,303

TOTAL USES OF CASH	$000	29,552	5,190	2,514	4,100	(132)	(31)	(183)	(11)	41	(541)	970	41,469

NET CASH FLOW	$000	(29,552)	(1,574)	9,914	10,087	12,546	9,420	15,235	18,983	8,373	2,736	(1,521)	54,647

Cumulative Net Cash Flow		(29,552)	(31,126)	(21,212)	(11,125)	1,421	10,841	26,076	45,059	53,432	56,169	54,647
IRR =		23.6%
NET PRESENT VALUE =		5.0%	10.0%	15.0%	20.0%

		35,714	22,028	11,927	4,327

Section 1	September 2003	1-68

Cerro San Pedro Project	Development Plan

Table 1.28

CERRO SAN PEDRO
BASE CASE

SENSITIVITIES
(all US$ 000)

	GOLD PRICE	300.00	325.00	350.00	375.00	400.00
	SILVER PRICE	4.29	4.60	5.00	5.36	5.71

GOLD PRICE	Percent Change	-20.0%	-15.0%	-10.0%	-5.0%	0.0%	5.0%	10.0%	15.0%	20.0%

300.00	Operating Costs	24.9%	21.3%	17.5%	13.6%	10.2%	6.6%	3.3%	-0.9%	-5.8%
	Capital Costs	14.8%	13.5%	12.4%	11.3%	10.2%	9.3%	8.3%	7.5%	6.6%
325.00	Operating Costs	31.5%	27.5%	24.1%	20.5%	16.9%	13.1%	9.9%	6.4%	3.2%
	Capital Costs	22.4%	20.9%	19.5%	18.1%	16.9%	15.7%	14.7%	13.6%	12.7%
350.00	Operating Costs	37.6%	34.1%	30.7%	26.9%	23.6%	20.1%	16.6%	13.0%	9.9%
	Capital Costs	30.1%	28.3%	26.6%	25.0%	23.6%	22.2%	21.0%	19.8%	18.6%
375.00	Operating Costs	43.7%	39.8%	36.4%	33.1%	29.7%	26.1%	22.9%	19.4%	16.1%
	Capital Costs	37.2%	35.1%	33.1%	31.4%	29.7%	28.1%	26.7%	25.3%	24.1%
400.00	Operating Costs	49.6%	46.1%	42.2%	38.5%	35.3%	32.1%	28.7%	25.3%	22.2%
	Capital Costs	43.7%	41.3%	39.2%	37.1%	35.3%	33.5%	31.9%	30.4%	29.0%

Section 1	September 2003	1-69

Cerro San Pedro Project	Development Plan

Figure 1.18

Section 1	September 2003	1-70

Cerro San Pedro Project	Development Plan

Figure 1.19

Section 1	September 2003	1-71

Cerro San Pedro Project	Development Plan

1.20 Conclusions and Recommendations

1.20.1 Introduction

This development plan was prepared to present an up-to-date analysis of the Cerro San Pedro Project as a run-of-mine operation utilizing large major mining equipment. To minimize capital requirements and provide a trained mine operations and maintenance management staff, contract mining will be used to mine ore and waste and to stack ore on the leach pads.

This development plan utilized several design concepts and operating philosophies that were used in previous project feasibility studies prepared by Cambior in 1999 and Glamis Gold in 2000.

1.20.2 Conclusions

Main conclusions regarding the design and economics of the project are summarized below:

▪	Initial capital cost is $28.2 million, which amounts to about $29 per ounce of gold equivalent produced.

▪	Average cash operating cost is estimated at $221 per equivalent ounce of gold produced over the project life.

▪	At a base commodity price of $350 per ounce of gold and $5.00 per ounce of silver, the project after-tax rate of return is 23.6 percent.

▪	An increase in commodity prices to $375 for gold with $5.36 for silver yields an after-tax rate of return of 29.7 percent.

▪	Sensitivity analyses suggest that project economics are most sensitive to operating costs and less sensitive to capital costs.

▪	Risk Analysis:

Country: Low, Mexico is relatively stable with a low risk for unrest and economic instability. In addition, the project is in a good location within Mexico.

Currency: An exchange rate of 10.25 pesos per dollar was used. It is felt that using this ratio will provide relatively little risk that the peso-to-dollar exchange rate will be lower in the future.

Section 1	September 2003	1-72

Cerro San Pedro Project	Development Plan

Reserve: The ore reserves have been reviewed and audited by several parties. The main risk in reserves is the extent of unknown underground workings and their impact on the reserves. However, an allowance has been provided for unknown workings in the resource model.

Environmental/Permitting: Many of the project permits are issued. Those that remain require mostly updating to reflect current project design and operating adjustments.

Metal Price: Gold and silver are freely sold on the open market at world prices.

Consumable Pricing: Pricing used in the development plan was from single source vendor quotes. There is a possibility that better pricing can be obtained when firm quotations are requested from multiple vendors.

1.20.3 Recommendations

In order to proceed on schedule, the project will require continued funding and implementation of specific work programs in 2003. The major areas to be addressed in 2003 include:

▪	Cerro San Pedro Church stabilization

▪	Permit modifications and issuance of all required construction and operating permits

▪	Hiring of key staff to support the future construction and development efforts

▪	Proceeding with final detailed engineering

▪	Preparation of bid packages and solicitation of competitive bids for all project construction and operating goods and services

▪	Review of project design and operating plans to determine areas for potential capital or operating cost reduction. Such areas include:

•	Power – line design and electricity rates. Analysis of peak demand and ways to reduce the impact on power costs

•	Initial gold production timing and cash flow enhancement

•	Utilization of contract assay lab services

•	Competitive bidding of major consumables (NaCN, lime, power, fuel, etc.)

•	Review of staffing levels and required office facilities

•	Completion of project financing

Section 1	September 2003	1-73

Cerro San Pedro Project	Development Plan

2 INTRODUCTION AND PROJECT DESCRIPTION

2.1 Introduction

Minera San Xavier S.A. de C.V. (MSX) retained Washington Group International, Inc. (Washington Group) to prepare a development plan for the Cerro San Pedro Project (CSP). The development plan summarizes the design, development, and operating philosophies, project schedule, and capital and operating costs for the project. The costs, then, are used in a financial model, which was developed to determine the economic viability of the project.

The basis for the development plan is the November 2000 Feasibility Study that was prepared by Glamis Gold Ltd. The design includes an open pit mine, run-of-mine heap leach operation, and Merrill-Crowe precious metal recovery plant. The November 2000 Feasibility Study information was supplemented by recent reports and discussions with representatives of MSX. Additional information was taken from a November 1999 Feasibility Study that was completed by Cambior Resources and Metallica Resources, Inc. (Metallica).

The Washington Group has not performed any drilling, sampling, or independent mineral resume estimates. Also, Washington Group has not performed any independent metallurgical testing. The mineral resume and metallurgical results used in the Development Plan were developed by others and were not audited by Washington Group.

2.2 Scope of Work and Basis of Study

Extensive investigations have been done for the Cerro San Pedro Project. These include modeling of the mineral resources, metallurgical investigations, and development of the most definitive and most economically feasible mining, processing, and ancillary operations. A number of feasibility studies have been completed previously. They all include the evaluation of equipment, processes, environmental and regulatory considerations, and economic factors. The later studies (Glamis and Cambior) were reviewed by Washington Group for completeness and constructability. Washington Group updated the design and prepared new capital and operating costs. All designs were based on customary international construction methods. Capital and operating costs were estimated in US dollars at an accuracy level of plus or minus 15 percent. All cost estimates derived in Mexican pesos have been converted to US dollars based on an exchange rate of 10.25 Mexican pesos = 1.00 US dollar.

Areas of study and primary sources of information for the development plan are summarized in Table 2.1.

Section 2	September 2003	2-1

Cerro San Pedro Project	Development Plan

Table 2.1

Sources of Information Used in the Development Plan

AREA	SERVICES PROVIDED	Name of Company/Consultant

Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Peterson, Consultant/Formerly Metallica
	Mineralogy/Petrography	Petrographic Consultants, Intl.

Mining	Mine Design/Engineering	Glamis / Mine Reserves Associates / WLR Consulting, Inc.
	Model Verification	Independent Mining Consultants, Inc.
GeoSight, Inc.
Glamis / Mine Reserves Associates
WLR Consulting, Inc.
	Previous Reserve Evaluations	Cambior, Inc.
	Slope Stability	Brawner & Associates

Metallurgy	Management	Minera San Xavier
	Bottle Rolls, Columns, CN Sol	McClelland Laboratories
	Diagnostic Testing/Reagent Work	Resource Development Inc. (RDI)
	Ore Characterization	METCON Research, Inc.
	Database/Statistical Analysis	Ron Radzieta / Zuker Geochemistry Group
	Solution Chemistry	Unifield Engineering
TIMES, Ltd., (T. Mudder)
McClelland Laboratories

Processing	Management	Minera San Xavier
	Heap Modeling	Unifield Engineering
	Costing/Data Review	WGI
	Leach Pad	WGI / Westec / Amec
	Merrill-Crowe Plant Design	Summit Valley Equipment & Engineering

Electrical and	Management	WGI / Minera San Xavier
Communication	Electrical Power Line	Procoin / CFE
	13.8 kV Distribution Line	Cypesa / Procoin
	Main Substation	Cypesa
	Communication	Telmex / Glamis

Infrastructures	Management	Glamis / Minera San Xavier
	Access Road	WGI
	Water Management	WGI

Environmental	Management	Minera San Xavier
	Baseline/impact Analysis	Behre Dolbear de Mexico
	ARD Evaluations	Chemac Environmental Services

Section 2	September 2003	2-2

Cerro San Pedro Project	Development Plan

Table 2.1

Sources of Information Used in the Development Plan

Geochemica, Inc.
	Water Balance Modeling	Womack and Associates
Water Management Consultants
	Closure Planning	Shepherd Miller
Closure Strategy Group (CSG)
	Permitting	Gochnour & Associates, Inc.
Minera San Xavier
Other	Socio-economics	Minera San Xavier
	Taxation	Minera San Xavier / WGI

2.3 Location, Access and Infrastructure

The Cerro San Pedro area is located in central Mexico in the state of San Luis Potosí (SLP) approximately 400 km north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The project is located 20 km east-northeast of the city of SLP, the state capital, and can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro de San Pedro. Alternative access to the property is through the village of Los Gomez located several km east of SLP along Federal Highway No. 70. Figure 2.1 locates the project within Mexico. Figure 2.2 is a map of the project area showing the general layout of the proposed Cerro San Pedro project. The property itself is traversed by many dirt roads providing adequate access for drilling.

The city of SLP has an adequate airport with many daily flights to Mexico City, Monterrey, Houston, and San Antonio, Texas. SLP is the capital of the state of SLP and a city of approximately 1,000,000 people. There are a number of governmental agencies and private businesses with offices in SLP that provide services to the mining and exploration sector. These include: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) for topographic and geologic maps, Consejo de Recursos Minerales (CRM) for geologic publications, and abundant mechanical and supplies support for drilling services. The main power lines carrying electricity to SLP pass within 5 km of the property. Water rights are granted by concessions from the federal government and water is generally supplied by drilling wells.

2.4 Physiography and Climate

The project is located at the margins of two physiographic provinces, the Sierra Madre Oriental to the east and the Mesa Central to the west. It lies within the Sierra de Cerro San Pedro which is characterized by moderate to rugged relief with elevations ranging between 1800 m above sea level (masl) and 2300 masl. The climate is semi-arid and vegetative cover consists of various shrubs,

Section 2	September 2003	2-3

Cerro San Pedro Project	Development Plan

mesquite, and cactus. Based on information collected by Westec 1997, the warmest months are from April through September, averaging 20.1°C for this period with the maximum averaging 29.2°C for May.

Section 2	September 2003	2-4

Cerro San Pedro Project	Development Plan

CALIFORNIA
ARIZONA
NEW MEXICO
TEXAS
PACIFIC OCEAN
Gulf of California
MEXICO
San Luis Potosi
GULF OF MEXICO
PROJECT LOCATION
MEXICO CITY
PACIFIC OCEAN
BELIZE
GUATEMALA
102°
100°
24°
22°
Concepcion
Ciudad Victoria
Matehuala
Tula
Zacatecas
PROJECT LOCATION
SAN LUIS POTOSI
Aguascalientes
0 50 100
KILOMETERS
EL MEZQUITE
ENRIQUE ESTRADA
EL HUISACHE
PALMA DE LA CRUZ
RANCHO NUEVO
EAST WASTE DUMP
OPEN PIT
WEST WASTE DUMP
Cerro de San Pedro
Run of Mine Haul Road
Explosives Magazine
Lime Bin
Office and Truck Shop
LEACH PAD
Leach Ponds and Process Plant
La Zapatilla (Relocated)
CUESTA DE CAMPA
0 1500
SCALE IN METERS
1:25000
50m CONTOURS
TO SAN LUIS POTOSI
CAMINO A SAN PEDRO
EL PORTEZUELO
LA CRUZ
QUIROZ
LOS GOMEZ
LA FLORIDA
PANALILLO

Figure 2-1.

Location Map of the Cerro San Pedro Project

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 2	September 2003	2-5

Cerro San Pedro Project	Development Plan

EAST WASTE DUMP
Cerro de San Pedro Village
OPEN PIT
Property Boundary
Explosives Magazine
Existing Road
Truck shop, Lime bin and Fuel storage
LEACH PAD
2070 m. Elevation Fill
Phase II
Phase I
WEST WASTE DUMP
Run of Mine Haul Road
New Haul Road
Leach Ponds and Process Plant
New acces road
Relocated La Zapatilla Village
NORTH
0
500
SCALE IN METERS

Figure 2-2.
General Site Layout
Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.
Washington Group International

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Cerro San Pedro Project	Development Plan

The coldest months are December through February with an average of 7.4°C for this period, and a minimum averaging –4.4°C in December. Wind direction is predominantly from the west. No velocity information is available; however, winds of these directions prevail 160 to 240 days of the year.

Data recorded from 1974 through 1994 (21-year period) at the University of San Luis Potosí (UASLP) meteorological station located approximately 23 km southwest of the project at 1900 meters above sea level (masl) provides the basis for precipitation information. The average annual precipitation data indicates that half the year (November through April) is drier than the other half (May – October). During the wet half of the year, average monthly precipitation is 60.4 mm, while during the dry half of the year, monthly precipitation averages 12.5 mm. The average annual precipitation over this 21-year period is 381 mm. (Over the most recent 10-year period the average is 337 mm per Behre Dolbear de Mexico, MIA.) Evaporation data has been taken from a weather station located 110 km west of the site at 1,835 masl. Data recorded from 1980 through 1994 (15-year period) indicates the highest evaporation rates occur from March through August with a monthly average of 213 mm. The lowest evaporation rates occur from November through January, averaging 122.8 mm per month. The average annual evaporation over this 15 year period is 2,123 mm. Table 2.2 shows the variable nature of and comparison between annual precipitation and evaporation for average, typical, and extreme wet and dry years:

Table 2.2

Comparison Of Average Annual Precipitation And Evaporation (MM/YEAR)

	Extreme	Typical	Average	Typical	Extreme
	Dry Year	Dry Year	Year	Wet Year	Wet Year

Precipitation
(21 year period, 23 km southwest of project,1900 masl)	20	205	381	754	1,299
Evaporation
(15 year period, 110 km west of project,1835 masl)	2,832	2,328	2,123	1,842	1,413

Note that different locations and sampling periods were used for the precipitation and evaporation data. Other additional data is also available from the July 1998 Study by UASLP. MSX installed an automated meteorological station at the Cerro San Pedro site in January 2000, which will record precipitation, evaporation, wind speed and direction, etc.

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Cerro San Pedro Project	Development Plan

2.5 Seismicity

Seismic information was evaluated from three different sources. Seismicity records compiled by the National Oceanic and Atmospheric Administration (NOAA) indicate that there have been no measurable earthquakes within a 100-km square area around the project site. Within an approximately 200-km square km area, two earthquakes were recorded at a magnitude of 3.5 – no scale specified – (one in 1984 at 210 km distance from the site and the other in 1985 at 197 km). Records of the National Earthquake Information Center (NEIC) of the U.S. Geological Survey indicate that two earthquakes were found in the record within a 100 square km area: one at a magnitude of 4.2 (no scale noted) at 54 km distance and the other at 3.8 on the Richter scale at a distance of 84 km.

A seismic evaluation using methods by Idcriss (1993) indicates that earthquakes of these distances and magnitude should not have any significant impact at the site; however, since such a small data set may also potentially indicate a lack of data, two other sources (Vick, 1983 and Lomnitz and Rosenblueth, 1976) were consulted. The estimated average peak seismic acceleration for the two sets of data is 30 cm/sec2 (based on two events in each case). This acceleration is equivalent to 0.03 g (gravitational acceleration of 9.81 m/sec2). Typically, the horizontal bedrock acceleration would be reduced by a factor of 0.3 to 0.7 for pseudostatic stability analyses (Janson, 1985), resulting in an acceleration of 0.01 g to 0.02 g. Conservatively, however, because of lack of data, an acceleration of 0.03 g is used. From this evaluation, an acceleration of 0.03 g is conservatively suggested for use in design considerations at the site.

Information from the Seismic Chart of Mexico also confirms that the project area is located in a non-seismic area and approximately 200 km from the limits of the seismic belt with little seismic activity. Seismic activity recorded between 1988 and 1995 by the National Seismologic Service at the National Geophysical Institute of the National University of Mexico (UNAM) indicates that three seismic events occurred within a 100 km distance from the project site. These events were at 100 km distance on October 1990 at a magnitude of 4.1, at 85 km distance on February 1993 at a magnitude of 4.3, and at 80 km distance on August 1993 at a magnitude of 3.9.

2.6 Mining History and Exploration Activity

2.6.1 Historic Activity

The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Initial mining activity by the Spanish is reported to have begun in 1575 when the Spanish discovered bonanza-type gold and silver oxide mineralization exposed along the southeastern

Section 2	September 2003	2-8

Cerro San Pedro Project	Development Plan

flank of Cerro San Pedro. This discovery also marked the foundation of the city of San Luis Potosí. Production from San Pedro continued sporadically over the next 400 years as ore bodies were mined from progressively deeper levels. A second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80 percent of the district. By 1904 there were more than 100 active mine adits in the district. Ores mined throughout all historic activity up to 1925 were primarily of the bonanza-type occurring in a series of limestone-hosted breccia veins, chimneys, and mantos.

Beginning in 1925, Asarco initiated another period of surface mining of oxide ores and also began full-scale underground production of semi-massive to massive sulfide ores localized along the upper limestone-porphyry contact. Asarco ceased operations in the district in 1953. It is estimated that by the end of Asarco’s mining activities in the early 1950s, approximately 2.5 million ounces of gold, 40 million ounces of silver, and significant base metals had been produced from the Cerro San Pedro district. Through 1953, the porphyry-hosted lower grade oxide mineralization and disseminated sulfides remained relatively unexplored.

2.6.2 Recent Exploration Activity

Renewed interest in the Cerro San Pedro district, coinciding with the development of modern heap leach technology, began in 1970 when Geocon S.A. evaluated the district’s potential for a large tonnage, low-grade, bulk mineable deposit.

In 1980, Bear Creek Mining Company optioned the property and initiated an exploration campaign consisting of detailed surface and underground mapping in conjunction with extensive sampling of underground workings. Most of Bear Creek’s work was focused on limestone-hosted mineralization related to a large breccia pipe exposed in the Barreno pit.

In 1989, Compañía Fresnillo S.A. optioned the property from previous owners and began an extensive three-year exploration program. Like their predecessors, Geocon and Bear Creek, Fresnillo’s primary objective was to evaluate the district’s potential for a large, low-grade bulk mineable gold-silver deposit. Fresnillo’s program involved detailed surface and underground mapping, systematic geochemical and metallurgical sampling, and the completion of reverse-circulation holes.

Minera San Xavier, S.A. de C.V. (MSX), a wholly owned subsidiary of Metallica Resources Inc. (Metallica) began its exploration campaign at Cerro San Pedro in April 1995 with the objective of expanding previously defined oxide reserves in both the limestone hanging wall and in the underlying

Section 2	September 2003	2-9

Cerro San Pedro Project	Development Plan

porphyry. This program involved comprehensive data compilation, detailed geologic mapping, geochemical sampling, geophysical prospecting, reverse circulation and diamond drilling, and bulk sample collection for metallurgical test work. During 1995, MSX completed approximately 12,000 m of reverse circulation drilling which, in combination with the Fresnillo drill hole data, formed the basis for the calculation of the geologic resource and mineable reserves reported in a February 1996 prefeasibility study (Pincock, Allen and Holt, 1996). MSX’s 1996 exploration program confirmed and expanded the 1995 reserve estimate, completing more that 51,000 m of exploration drilling since the beginning of MSX’s activities. In early 1997, Mine Reserves Associates estimated mineable reserves based on all earlier data.

Although MSX’s exploration program had successfully delineated the majority of mineable oxide reserves within its existing land holdings, there still remained potential for discovery of new reserves on adjoining ground. Strong potential also existed for development of additional sulfide reserves both below the currently defined open pit oxide resource and at depth in the area of high grade sulfide mineralization mined previously by Asarco. Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior in early 1998. In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica. As part of that agreement, Glamis evaluated the resources and mining reserves developed by Cambior for a feasibility study that was completed in November 1999. Subsequently Metallica Acquired Glamis’ share of the project and additional detailed work was performed. This work provides the basis for this development plan.

Table 2.3 shows the progression of mineral resources and reserves delineated by exploration and development activities prior to the Glamis Feasibility Study.

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Cerro San Pedro Project	Development Plan

Table 2.3

Estimates of Resource and Reserve Prior to Glamis Feasibility Study

									PRICE
		MINERAL							($/OZ)
		RESOURCE			Contained Mineable Reserves				Basis

		million			MILLION
		tonnes	g/t	g/t	TONNES	g/t	g/t	STRIP
SOURCE	DATE	(Mt)	Au	Ag	(MT)	Au	Ag	RATIO	AU	AG

Fresnillo	1989	26.4	—	—	17.0	1.02	28.0	2.81:1	400	5.00
Pincock Allen and Holt	1995	109.5	0.63	16.8	61.5	0.65	23.6	1.83:1	400	5.45
MRA	1996	250.0	0.49	15.5	77.3	0.60	24.6	1.51:1	400	5.00
Cambior	1999	198.0	0.50	16.2	63.5	0.62	24.5	1.57:1	300	5.50
Glamis	2000	238.4	0.45	14.95	49.26	0.57	23.02	1.46:1	275	5.25

2.6.3 Current Mining

Until late 1998 there was mining activity at Cerro San Pedro that consisted of small-scale production by local miners who were mining surface dump material as well as silver-rich limestone ore. The dump material was processed on-site via vat leaching methods. The newly mined material was shipped to local smelters for use as flux. Total combined average production for the various groups then active at Cerro San Pedro was estimated at a maximum rate of 3,000 tonnes per month. MSX option agreements with the principal concessionaires at Cerro San Pedro, the Alcaldes and Mata Celias, stipulated that all small scale mining activity would terminate upon exercise of the purchase options and presently all mining activities have ceased.

2.7 Glamis Interest Acquisition Terms

In February 2003, Metallica purchased the Glamis interest in MSX and Metallica now owns 100% of the project. The purchase includes a series of cash payments, a possible share component, and a sliding scale royalty. The purchase terms are summarized in Table 2.4.

Section 2	September 2003	2-11

Cerro San Pedro Project	Development Plan

Table 2.4

Purchase Terms For Cerro San Pedro

Component	Payments

Cash and Share Payments	$2,000,000 in cash paid on February 12, 2003
	$5,000,000 in cash to be paid on August 12, 2003
	$6,000,000 in cash or Metallica shares to be paid on February 12, 2004
	$2,500,000 at commencement of production
	$2,500,000 at 1st anniversary of production

	Gold Price	NSR Royalty
Royalty Payments	below $325	0.00%
	$325 to $350	0.50%
	$350 to $375	1.00%
	$375 to $400	1.50%
	above $400	2.00%

Section 2	September 2003	2-12

Cerro San Pedro Project	Development Plan

Figure 2.3 Share Ownership and Management Structure

2.8 Property Rights

Mineral rights in Mexico belong to the Mexican nation and are administered by the federal government pursuant to Article 27 of the Mexican Constitution. Exploration and exploitation concessions may be granted or transferred to Mexican citizens and corporations and to foreigners who will agree, before the Ministry of Foreign Relations, not to invoke the protection of foreign governments. Exploration concessions are granted for a term of 6 years, with the right to convert to an exploitation concession with a term of 50 years. Concessions grant the holder the right to explore or exploit all minerals found in the ground with certain specific exceptions. Base and precious metals are not excepted from the application of the law. Maintenance of concessions requires the semi-annual payment of mining duties (due in January and July) and the performance of assessment work, on a calendar year basis, with assessment work reports required to be filed in the month of May for the preceding calendar year. The amount of mining duties and annual assessment work is set by regulation and increases over the life of either an exploration or exploitation concession and includes periodic adjustments for inflation. Mining concessions are registered at the Public Registry of Mining in Mexico City and in regional offices throughout Mexico.

Surface lands in the Cerro San Pedro project area are either Ejido lands (agrarian cooperative lands granted by the federal government to groups of Campesinos pursuant to Article 27 of the Mexican Constitution of 1917), or lands held in private ownership that were transferred into private ownership prior to the 1917 Constitution. There are also “abandoned” lands in Cerro San Pedro which are lands that at

Section 2	September 2003	2-13

Cerro San Pedro Project	Development Plan

one time were in private ownership but now have no current registered owner. Prior to January 1, 1994, Ejidos could not transfer Ejido lands into private ownership. Amendments to Article 27 of the Mexican Constitution in 1994 now allow individual property ownership within Ejidos and allow Ejidos to enter into commercial ventures with individuals or entities, including foreign corporations.

Both the mining concessions and surface property rights at the Cerro San Pedro project now held by MSX were primarily obtained through negotiations and acquisition agreements with third-party concession and surface right holders.

2.8.1 Mineral Concessions

The Cerro San Pedro mineral rights consist of 41 mineral concessions, covering an area of 9,295 ha or 22,967 acres. All concessions are located within the municipality of Cerro de San Pedro. The mineral concessions comprising the Cerro San Pedro Property are divided into ten groups, as set forth below. Of these, MSX is a party to two separate purchase option agreements. Details of the concessions and groups comprising the Cerro San Pedro Property are provided in Table 2.5:

Table 2.5

CERRO SAN PEDRO MINERAL CONCESSIONS

		CONCESSION
GROUP	Concession Name	TYPE	Title Number	Hectares

Group 1. 100% Minera San Javier
1.	La Princesa	Exploitation	180298	5.5916
2.	La Princesa Poniente	Exploitation	180366	0.0076
3.	Begoñia	Exploitation	181179	10.0000
4.	Santa Ana	Exploitation	180598	8.0000
5.	Santa Ana Sur	Exploitation	180597	1.5076
6.	Los Blancos	Exploitation	181180	9.0394
7.	Gorgorron	Exploitation	180300	9.6250
8.	San Nicolas	Exploitation	180608	6.9788
9.	San Nicolas Sur	Exploitation	180610	1.4986
10.	San Nicolas Suroeste	Exploitation	180609	0.1923
11.	Los Riscos	Exploitation	182282	4.3474
12.	La Concepcion	Exploitation	182281	4.2013
			Subtotal	60.9896

Section 2	September 2003	2-14

Cerro San Pedro Project	Development Plan

Table 2.5

CERRO SAN PEDRO MINERAL CONCESSIONS

		CONCESSION
GROUP	Concession Name	TYPE	Title Number	Hectares

Group 2. Optionor: Roberto Alcalde Garcia – Cristina 2 Group
13.	Cristina 2	Exploitation	180938	0.5537
14.	Gama	Exploitation	179256	41.6391
15.	La Canoa 3	Exploitation	184906	0.0051
16.	Omega 2	Exploitation	180958	0.1687
17.	La Canoa 2	Exploitation	180948	0.6649
18.	Cristina	Exploitation	186321	93.6228
19.	La Canoa	Exploitation	186370	3.4799
20.	Omega	Exploitation	193390	2.0576
			Subtotal	142.1918
Group 3. 100% Minera San Javier
21.	San Salvador	Exploitation	186268	12.9399
22.	Tribilin	Exploitation	187088	18.2808
23.	La Victoria	Exploitation	185387	10.3797
24.	Gabriel	Exploitation	197046	18.0000
Group 3			Subtotal	59.6004
Group 4. 100% Minera San Xavier
25.	Barreno	Exploitation	179603	11.2359
			Subtotal	11.2359
Group 5. 100% Minera San Xavier
26.	Porvenir IV Fracc. A	Exploration	201484	51.7965
27.	Porvenir IV Fracc. B	Exploration	201485	1.6242
28.	Porvenir V	Exploration	200783	12.5240
			Subtotal	65.9447
Group 6. Optionor: Antonio Alvarez Ruiz-Porvenir Group
29.	Porvenir	Exploitation	199546	4.4241
30.	Porvenir I	Exploitation	183925	12.0000
31.	Porvenir II	Exploitation	186269	2.9981
32.	El Porvenir III	Exploitation	192254	11.9923
			Subtotal	31.4145
Group 7. 100% Minera San Javier

Section 2	September 2003	2-15

Cerro San Pedro Project	Development Plan

Table 2.5

CERRO SAN PEDRO MINERAL CONCESSIONS

		CONCESSION
GROUP	Concession Name	TYPE	Title Number	Hectares

33.	Toro de Oro	Exploration	190031	100.0000
34.	Gumercinda	Exploration	191758	20.0000
			Subtotal	120.0000
Group 8. 100% Minera San Javier
35.	Louie	Exploration	203707	498.1364
Group 9. 100% Minera San Javier
36.	Pedro	Exploration	204487	5144.1280
37.	Pedro 2	Exploration	204412	3155.8839
			Subtotal	8300.0119
Group 10. 100% Minera San Xavier
38.	La Loteria	Exploitation	184377	3.8809
39.	San Fausto	Exploitation	179722	1.0000
40.	Maria del Pilar	Exploitation	179259	0.0049
41.	El Campeon	Exploitation	179257	0.2072
			Subtotal	5.0930
			Total	9,294.6182

Cerro San Pedro mining concession maps are provided in Figures 2.4 and 2.5. All concessions are located within the municipality of Cerro de San Pedro. All of the concessions are exploitation concessions except for the Porvenir IV Fracc. A (26), Porvenir IV Fracc. B (27), Provenir V (28), Toro de Oro (33), Gumercinda (34), Louie (35), Pedro (36), and the Pedro 2 (37) concessions, which are exploration concessions. The exploration concessions are valid until various dates ranging from August 26, 1999 to October 9, 2001, and several are currently in the process of being converted into exploitation concessions. A detailed report containing a survey of the area within the exploration concession must be submitted with the application to convert an exploration concession into an exploitation concession. The exploitation concessions are valid until various dates ranging from December 2036 through December 2041, subject to the periodic payment of taxes and the filing of required reports. These concessions may be extended if production is underway at any time prior to their expiration. Certain environmental permitting requirements must be satisfied before commencing mining operations under an exploitation concession (See Section 11.0, Environmental and Permitting.) Although MSX has investigated title to these concessions, there is no guarantee that title to such concessions will not be challenged.

Section 2	September 2003	2-16

Cerro San Pedro Project	Development Plan

Mineral Concession Agreements

Pursuant to the purchase option agreements, Minera San Xavier, S.A. de C.V. has the option to purchase certain claim groups comprising the Cerro San Pedro Property, and has the right during the term of each purchase option agreement to explore and exploit the concessions subject to such purchase option agreement. The terms of the current purchase option agreements and other mineral concession ownership agreements are summarised below:

Group 1

The concessions composing Group 1 were subject to an agreement dated March 1, 1994 between MSX and Negociación Minera de la Victoria y Anexas en San Pedro, S.A. The total purchase price of $250,000 was paid in March, 1999.

Group 2

The concessions composing Group 2 are subject to an agreement dated March 1, 1994 between MSX and Tomás Alcalde García and Roberto Alcalde García. Pursuant to the terms of the agreement, as amended, MSX has paid a total of $2,125,033 in option payments through July 2000. The balance of the purchase price, $220,033, is payable on March 1, 2001.

Section 2	September 2003	2-17

Cerro San Pedro Project	Development Plan

From Table 2.4
MINERA SAN XAVIER, CONCESSIONS PRINCESA GROUP, EXPLOITATION
GROUP 1
MINERA SAN XAVIER, CONCESSIONS CRISTINA 2 GROUP, EXPLOITATION
GROUP 2
MINERA SAN XAVIER, CONCESSIONS SAN SALVADOR GROUP, EXPLOITATION
GROUP 3
MINERA SAN XAVIER, CONCESSIONS, UNGROUPED, EXPLORATION
GROUPS 4, 6, 10
MINERA SAN XAVIER, CONCESSIONS, UNGROUPED, EXPLORATION
GROUPS 5,7,8,9.
MINERA SAN XAVIER, CONCESSIONS, IN PROCESS, EXPLORATION
MINING CONCESSIONS, OTHER CONCESSIONAIRE
Figure 2.5 Outline
0
2500
Scale In Meters

Figure 2-4.

Concession Map of Cerro San Pedro Mining District

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 2	September 2003	2-18

Cerro San Pedro Project	Development Plan

SAN PEDRO NORTE
E-8/1.3/378
T-195204
A-220.0 has
ET
SAN PEDRO PONIENTE
T-8/1.3/640
A-62.1 has
ET
LA ESCONDIDA
E-13281
T-152082
A-25.0 has
ET
PORVENIR IV-A
E-18882
T-201484
A-51.8 has
ER
PORVENIR
V
E-18868
T-200783
A-12.5
has
ET
CRISTINA
E-9-653
T-186321
A-93.6 has
ET
GAMA
E-16455
T-179256
A-41.7 has
ET
TRIBILIN
E-9-809
T-187088
A-18.3 has
ET
GABRIEL
E-16401
T-197046
A-18.0 has
ER
EXPLANATION
N
0
1250
Scale In Meters

Figure 2-5.

Concession Map of Cerro San Pedro Mineral Resource Area

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 2	September 2003	2-19

Cerro San Pedro Project	Development Plan

Group 3

The concessions composing Group 3 were subject to an agreement dated March 1, 1994 between MSX and Tomás Alcalde García and Gabriel Valle Echenique. This agreement, as amended, provided for a purchase price of $50,000, which was paid on March 8, 1999.

Group 4

The concessions comprising Group 4 are subject to an agreement dated March 1, 1994 between MSX and María Patrocinio Mata Celia, Eligio Mata Celia, María de Jesús Mata Celia, María Magdalena Mata Celia, Roberto Mata Celia, Jose Refugio Mata Celia, Tomás Mata Celia, Martin Mata Celia, Socorro Mata Celia de Marin, Serapio Mata Celia, Jovita Malo Avila de Mata, Jose Marín Cruz and María Martha Zamores Campos de Mata. This agreement provides for a total purchase price of $1,250,000, which was paid in April, 1998.

Group 5

The concessions comprising Group 5 are subject to an agreement dated November 27, 1995 between MSX and Antonio Alvarez Ruiz and Elva Duarte Horta. This agreement provides for a total purchase price of $700,000. A final payment of $300,000 was made on January 15, 1999.

Group 6

The concessions comprising Group 6 are subject to a purchase option agreement dated May 23, 1997 between MSX and Antonio Alvarez Ruiz et al. This agreement provides for a total purchase price of $400,000 plus a 2½ percent NSR royalty for a total of $1,000,000. To date payments totaling $300,000 have been paid and additional payments of $50,000 each are due on April 1, 2001, and 2002. Thereafter, an annual $50,000 advance royalty payment is due until advance and production royalties total $1,000,000.

Group 7

The Toro de Oro exploration concession purchase option agreement was entered into with Juan Munoz Sanchez on February 28, 1996. The total purchase price of $20,000 was paid in two installments in 1996 and 1998. The Gumercinda exploration concession was purchased on September 23, 1996 for a total price of $5,000.

Section 2	September 2003	2-20

Cerro San Pedro Project	Development Plan

Group 8

The Louie exploration concession title was granted to MSX on September 27, 1996 and is valid until September 26, 2002.

Group 9

The Pedro and Pedro 2 exploration concessions were purchased on July 14, 1997, by MSX from Minera Santa Fe de Mexico, S.A. de C.V. and are valid until February 20, 2001 and February 12, 2003, respectively.

Group 10

The La Loteria concession was purchased for $25,000 by MSX from Mr. Enrique Villarreal Quezada on December 7, 1997. The San Fausto, Maria del Pilar and El Campeon concessions were purchased for a total of $15,000 by MSX from Mr. Tomas Alcalde Garcia on December 7, 1997.

On May 22, 2000, MSX received a cancellation notice for three mining concessions from the Direccion General de Mineria (DGM) citing that the tax payments from 1993 to 1997 had not been received. The San Fausto, Maria del Pillar, and El Campeon concessions were bought by MSX in 1997 from Fausto Miranda who is no longer alive and the receipts for the payments during those years were not obtained by MSX from Mr. Miranda. The San Fausto and El Campeon concessions are clearly located outside the pit area, however, the Maria del Pillar concession is outside the current run-of-mine pit limit but it is inside a future ultimate pit limit. The Maria del Pillar concession is a 64 square meter wedge between three other concessions; the Begonia, the Porvenir IV-A, and the Cristina 2.

The DGM notified MSX in December 4, 1998, that it had 60 days to verify or make the missing payments, and when DGM did not get a response from MSX, it proceeded to cancel the concessions. MSX offered to pay all the missing payments with the applicable penalties stating that it did not have a record of receiving the first notice, but DGM refused to accept the back payments stating that they have a signed receipt of delivery of the first notification. Even though DGM rules are rigid, MSX is attempting to obtain payment verification from the Miranda Family to again appeal to DGM to withdraw the cancellation of the three concessions with special emphasis on Maria del Pillar.

MSX continues to closely monitor the Official Government Newspaper and is prepared to submit a large number of applications when DGM announces the official public lottery for the cancelled concessions.

Section 2	September 2003	2-21

Cerro San Pedro Project	Development Plan

As of this writing DGM has cleared 12 of the 14 concessions that are located within ultimate pit and as soon as the remaining 2 are cleared, MSX will continue the procedure to ensure that all concessions are in good status with DGM.

2.8.2 Land Use

Land use in the local area consists primarily of small subsistence plots and grazing of goats and sheep. Until late 1998, there was also small scale mining in the concession areas. Inhabitants currently work at small commercial businesses, the Cerro de San Pedro Municipal offices, and commute to a variety of jobs in the city of SLP. There are 24 families living on a full-time basis in the village of Cerro de San Pedro and another 22 families living in the village of La Zapatilla.

Future operations of the Cerro San Pedro project will affect the land use of the local area and will require MSX to obtain the appropriate change in land use through a permitting process. The corresponding document was submitted to the Secretaria de Medio Ambiente Recursos Naturales y Pesca (SEMARNAP – Secretariat of the Environment, Natural Resources, and Fisheries) requesting to change the use of the land within the boundaries of the project area to mining use. In addition, a separate application for a land use license was applied for from the State of SLP. Approvals for both permits were received in 2000.

2.8.3 Surface Rights Acquisition

In order to begin construction of the Cerro San Pedro project, surface rights agreements must be in place for all land to be disturbed by, or adjacent to, the proposed operation. MSX began acquiring surface rights in 1996 from three local Ejidos (Cuesta de Campa, Palma de la Cruz, and Cerro San Pedro), as well as titled landowners and possessionary rights holders.

Ejido Lands

In the case of the Ejidos, MSX has obtained surface occupation lease agreements with all three Ejidos that own property in the Cerro San Pedro project area. A total of 470 hectares are under lease with an annual total lease payment of approximately $30,000. The leases granted MSX temporary occupancy for a period of 15 years (through February of 2012). The leases may be terminated by MSX at any time, but with a penalty payment equivalent to one year’s lease payment. Figure 2.6 is a map showing the boundaries of the Ejido surface occupation lease agreements in the Cerro de San Pedro and La Zapatilla areas. Table 2.6 summarizes these agreements.

Section 2	September 2003	2-22

Cerro San Pedro Project	Development Plan

311,000 E
312,000 E
313,000 E
314,000 E
316,000 E
317,000 E
2,459,000 N
2,458,000 N
2,457,000 N
2,456,000 N
2,454,000 N
"Palma de la Cruz" Ejido
136.1549 Hectares
EAST
WASTE DUMP
OPEN
PIT
"Cerro de San Pedro" Ejido
291.3465 Hectares
WEST
WASTE DUMP
Run of Mine
Haul Road
Existing
Road
Explosives
Magazine
Cerro de San Pedro
Village
Lime Bin
"Cuesta de Campa" Ejido
42.9844 Hectares
LEACH PAD
Office and
Truck Shop
La Zapatilla
(Relocated)
Leach Ponds and
Process Plant
N
0
500
1000
Scale In Meters

Figure 2-6.

Ejido Surface Occupation Lease Agreements

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 2	September 2003	2-23

Cerro San Pedro Project	Development Plan

Table 2.6

Ejido Surface Occupation Lease Agreements

		LEASE COST/YEAR

Ejido	HECTARES	PESOS	Dollars ($)

Cuesta de Campa	42.9844	27,000	2,634
Palma de la Cruz	136.1549	68,000	6,634
Cerro de San Pedro	291.3465	170,000	16,585
Total	470.4858	265,000	25,854

Cerro de San Pedro Private Surface Lands and Public Property

There are 24 families that live as permanent residents in the village of Cerro de San Pedro. The village has two churches, a municipal office, and several other public buildings. The school is currently closed, and the few children that live in Cerro de San Pedro go to the school in Portezuelo. In addition, there are several properties that are owned by individuals that do not live in the village permanently, making occasional use of their houses usually on weekends. The remainder of the village is comprised of ruins, many of which do not have registered ownership. INAH has defined most of the village as a protected zone to preserve the two churches and other historical monuments. See Section 11.1.6 for details.

The original strategy to deal with the concerns of operating a mine in close proximity to the village of Cerro de San Pedro was for MSX to obtain control of all the property within a safety buffer zone adjacent to the pit. The safety buffer zone, which included the two churches, the municipal office, and the school, would be fenced and closed to public access Monday through Saturday. On Sundays, when mining activities are suspended, the village would be open to the public to allow access to church services and local tourism. In addition, the municipal office would be relocated outside the safety buffer zone to enable it to continue its normal activities during the week.

Obtaining control of all the property within the safety buffer zone, either through private negotiations or requesting a temporary occupation from the Federal Mining Bureau, is now not considered practical, and the state government will not support restricting access to the village. Instead, the village will remain open to the public and MSX has signed an agreement with the state and municipal authorities to ensure public safety for the village. As a result, MSX will involve the state and municipal authorities in a joint

Section 2	September 2003	2-24

Cerro San Pedro Project	Development Plan

effort to ensure that the proper safety precautions are taken to protect the public, especially during blasting operations.

MSX will continue to acquire property within the safety buffer zone from owners that choose to engage in private negotiations. This will provide the property owners that feel affected by the mining activities with one of the following alternatives:

▪	Sale with buyback option at end of project.

▪	Sale without buyback option.

▪	Relocation to an MSX house in Cerro de San Pedro outside the safety buffer zone.

Figure 2.7 is a photograph showing the village of Cerro de San Pedro and the perimeter of the proposed open pit.

Section 2	September 2003	2-25

Cerro San Pedro Project	Development Plan

Power Line Right of Way

A 115 kV power line is planned to supply the project with electricity. The power line will be 11.3 km in length and run from an existing substation to near the process building. The right of way for the new power line will follow next to an existing power line, but a separate right of way had to be negotiated with the affected landowners. The average width needed for the right of way is 23 m. Approximately 98 percent of the total 25.35 hectares of required right of way has been acquired. Table 2.7 details information regarding the status obtaining these rights.

Table 2.7

115 KV Power Line Right Of Way Acquisition

	NUMBER OF	AREA	% OF
Source for Right of Way	PARCELS	(HA)	TOTAL

Private Ejido land – acquired	68	21.09	83
Common Ejido land – acquired	24	3.77	15

Total acquired	92	24.86	98

Private Ejido land – not acquired	1	0.30	1
Private property – not acquired	1	0.19	1

Total not acquired	2	0.49	2

Total Required	94	25.35	100

The cost of the right of way acquisition for the 115 kV power line has been $203,320 through July 2000. An additional $9,772 is budgeted to complete the acquisition of the remainder of the right of way which is expected in the near future.

Section 2	September 2003	2-26

Cerro San Pedro Project	Development Plan

2.8.3 Water Rights

Water rights are owned by the Mexican nation and administered by an agency of the federal government; the Comisión Nacional de Agua (CNA). CNA has granted water concessions to private parties throughout the defined SLP Hydrologic Basin. As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties. The Cerro San Pedro Project is forecast to use an average of 1 million cubic meters (m3) of water per year. MSX has acquired pumping rights to 992,000 cubic meters per year approved by CNA. The aggregate total of the acquired water rights will be transferred from eight existing wells scattered through the Basin to the La Zapatilla well site where a well was completed July 1999 with a total pumping capacity of almost 2 million cubic meters of water per year. The La Zapatilla well is located about 2.5 km southwest of the process building, as shown on the general site layout in Figure 2.2 earlier in this section. Table 2.8 details information regarding the acquisition of water rights.

Table 2.8

Water Rights Acquisition

WATER RIGHTS OWNERSHIP	CUBIC METERS (M3)	TYPE OF NEGOTIATION

Jose Isabel Loredo Lopes	24,000	Transfer of rights
Industrial Quimica de Mexico	250,000	Transfer of rights (11 yrs:1998-2009)
Agricultores del Ranchito	53,000	Transfer of rights
Club Campestre de San Luis	185,000	Transfer of rights
Penasco Pozo Numero 7	120,000	Transfer of rights
La Melada (Eduardo Salas Ovalle)	360,000	Transfer of rights
Total Acquired	992,000

2.9 Units and Abbreviations

All units in this report are metric unless otherwise noted. Tonnage figures are given in metric tonnes of 1000 kilograms. Gold content is reported in grams (g) or grams of metal per metric tonne (g/t). Costs are in United States dollars unless noted as Mexican pesos.

Section 2	September 2003	2-27

Cerro San Pedro Project	Development Plan

San Pedro Apostol
Church
Buffer Zone
N
60m

Figure 2.7. Photograph Showing Area of Village Cerro San Pedro and Buffer Zone
Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

Section 2	September 2003	2-28

Cerro San Pedro Project	Development Plan

3.     GEOLOGY AND MINERAL RESOURCES

3.1 Introduction

The Cerro San Pedro project is located in the state of San Luis Potosi, in the Cerro San Pedro District in central Mexico. Current exploration in this historic district has resulted in the delineation of a large body of low-grade gold-silver mineralization amenable to modern bulk mining and heap leach extraction methods.

3.2 Regional Geology

The Cerro San Pedro Mineral District lies along the margin between the Sierra Madre Oriental fold belt to the east and the more westerly Mesa Central volcanic plateau physiographic province. These areas correspond to the recently characterized tectonostratigraphic terranes of Mexico as the margin between the Guachichil and Tephuano terranes, respectively.

Regional stratigraphy consists of a thick succession of Cretaceous carbonate units, which outcrop in the area as the Aptian and Albian formations called La Peña and Cuesta del Cura Formations, respectively. The deformational history of the area is characterized by a series of east verging folds and thrusts developed during the Laramide orogeny which, in the project area, are cross-cut by a complex system of normal and reverse faults and major conjugate northwest and northeast trending right-lateral shears as shown in Figure 3.1. During the late Cretaceous to early Paleocene time, the limestone succession in the local project area was intruded by a diorite to quartz-diorite porphyry.

Post Laramide deformation developed a characteristic Basin and Ridge block faulting, resulting in the formation of the San Luis-Villa de Reyes graben to the west of the project area and underlying the city of San Luis Potosi.

3.3 District Geology

The Cerro San Pedro deposit occurs in the Sierra de San Pedro and the western part of the Sierra de Alvarez, both belonging to the Sierra Madre Occidental fold belt. The limestone sequence outcropping in the area, originally deposited on the western slope of the Valles-San Luis carbonate platform, is ascribed to the Aptian La Peña and Albian Cuesta del Cura Formations, which are a transgressive succession and covered a large portion of northeastern Mexico during the Cretaceous.

Section 3	September 2003	3-1

Cerro San Pedro Project	Development Plan

Multiple deformation phases occurred during the Laramide orogeny, which affected the district and resulted in a series of north-northwest trending folds. The main features belong to the first phase of deformation and include the Barreno and Abundancia synclines to the south and the north of the main deposit, respectively. The folds are intersected by two major conjugate northwest and northeast trending right-lateral shears, referred to as the Olvidada and Abundancia Faults, respectively, which serve to define the location of the Cerro San Pedro project area.

Section 3	September 2003	3-2

Cerro San Pedro Project	Development Plan

22°15'
Eastern Sierra Madre Fold-thrust belt
Monterrey
57
Zacatecas
SAN LUIS POTOSI
22°10'
70
Aguascalientes
57
22°05'
SIERRA SAN MIGUELITO
Mexico City
101°00'
22°00'
100°55'
100°50'
100°45'
100°40'
SAN PEDRO PROJECT
SIERRA DE SAN PEDRO
SIERRA ALVAREZ
Cd. Valles
GULF OF MEXICO
PACIFIC OCEAN
N

Explanation

- Range Front Fault
- Thrust
- Regional Fold Axes
- Cretaceous Limestones
- Tertiary Volcanics
- Alluvial Coverage

Figure 3-1.

Regional Geology Map

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 3	September 2003	3-3

Cerro San Pedro Project	Development Plan

Another important fault system is called the Mendez, developed in the center of the main deposit between the two shear systems and which created the environment to permit the intrusion of the diorite/quartz-diorite porphyry along an east-west dilation zone following the transition from a compressional to an extensional stress regime.

The shape of the porphyry body, as defined by drill hole intercepts, is that of a thick (200-400 m) moderately west-dipping dike. Information from the deepest levels mined by Asarco demonstrates that the intrusive body continues at depth. In general, the complex deformational history of pre-mineral ground preparation and the emplacement of the intrusion in the District are considered to be the primary factors behind the localization of the mineralization in the area.

3.3.1 Lithology

The local stratigraphic sequence at Cerro de San Pedro has been informally subdivided into three principal units based on readily distinguishable characteristics (Maynard, 1995). These units include the Begonia, Hospital, and Barreno Limestones, which are described from oldest to youngest below and correspond to the upper part of the La Peña Formation and lower part of the Cuesta del Cora Formation as presented in Figure 3.2.

The Begonia Limestone is a 250-m-thick sequence of light to medium gray, medium bedded limestones containing thin interbeds of red hematitic shale. Thick-bedded carbonaceous horizons are common in the lower part, which underlies much of the western flank of the Cerro San Pedro deposit in direct contact with the intrusive. Thirty meters below the contact with the overlying Hospital Limestone, there is distinctive 1.5 to 2-m-thick mustard to greenish gray arenaceous limestone.

The Hospital Limestone is a 280 to 300 m sequence of irregularly thin- to thick-bedded limestone representing the transitional sedimentary facies between the Begonia and Barreno Limestones. The lower contact is distinguished by an increasing amount of interbedded chert and corresponding decrease in shaley interbeds. The upper contact with the Barreno Limestone is characterized by an abrupt decrease in bedding thickness and an increase in interbedded chert.

The Barreno Limestone is a 110 to 150 m sequence of thin-bedded limestones and carbonate breccia subdivided into three stratigraphic units; the lower and upper units being characterized by thin-bedded, finely crystalline limestone with semicontinuous chert interbeds and local silty partings, with the middle subunit consisting of a distinctive 5 to 15-meter-thick massive sedimentary breccia. The color of all three

Section 3	September 2003	3-4

Cerro San Pedro Project	Development Plan

Explanation
Quaternary
Holocene
Tertiary
Oligocene
Maria Fm.
CRETACEOUS
Albian
Cuesta del Cura Formation
Barreno Fm.
Aptian
La Peña Formation
Hospital Fm.
Begoña Fm.
Fill
Qal
Tr
Tp
KbMnOx
Kb
Kh
Kg
Fill - Man made cover materials including mine dump and tailings. (0-10 mtrs.)
Quaternary alluvium - recent unconsolidated and caliche cemented alluvium and colluvium. (0-10 mtrs.)
~Unconformity~
Rhyolite tuff - welded, ignimbrage ash flows. (>15 mtrs.)
Rhyolitic breccia/vitrophyre. (1-10 mtrs.)
~Unconformity~
Diorite porphyry - Intrusive into all older rocks variably altered, especially in map area to propylitic, argillic, and sericitic assemblages. (>200 mtrs.)
Upper Barreno Limestone - KbMnOx Thin-bedded oolitic limestone with regular chert interbeds; locally argillaceous. Locally abundant maganese oxide. (>70 mtrs.)
Middle Barreno Limestone Massive intraformational carbonate breccia. (5-15 mtrs.)
Lower Barreno Limestone Thin-bedded oolitic limestone with regular chert interbeds and nodules. (30-40 mtrs.)
Upper Hospital Limestone Medium to thin-bedded fine crystalline limestone with intercalated chert lenses and nodules. (~40 mtrs.)
Middle Hospital Limestone Medium-bedded fine crystalline limestone with rare chert nodules. (0-15 mtrs.)
Lower Hospital Limestone Thin to medium-bedded fine crystalline limestone with local chert nodules and lenses; interbeds of hematitic calcareous shale toward basal contact. (50-60 mtrs.)
Begoña Limestone Medium-bedded micritic limestone with locally abundant hematitic calcareous shale interbeds. (>250 mtrs.)
Mustard yellow intraformational breccia within upper 25 meters of unit.
Interbedded carbonaceous horizons toward lower part of sequence.
Basal contact of Begoña limestone is not observed at Cerro San Pedro.
Contact
Fault
Mineralized fault
Strike and dip of beds and of overturned beds
Strike of vertical and horizontal beds
Strike and dip of fault and vertical fault
Strike and dip of cleavage
Strike and dip of foliation in volcanic rocks
Breccia zone
Thrust
Shrinkage or subsidence
Overturned syncline axis
Overturned anticline axis
Shaft
Roads
0
100
250
Scale in Meters
Kb Barreno
Kh Hospital
Pit Limit
Kg Begonia
Tp Porphyry
East Waste Dump
Fill
Tr Rhyolite
Kb Barreno MnOx
Qal Quaternary
Abundancia Fault
Mendez Fault System
Princesa Fault
Chubasco Fault
2,458,700 N
2,458,500 N
2,458,400 N
2,458,300 N
2,458,200 N
2,458,075 N
314,200 E
314,800 E
N

Figure 3-2.

Geologic Map of a Portion of the Cerro San Pedro Mining District

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 3	September 2003	3-5

Cerro San Pedro Project	Development Plan

members ranges from medium to dark gray becoming black with increased replacement by manganese oxide.

The San Pedro porphyry is a wedge-shaped, north-striking and west-dipping intrusive dike that has been intensely altered throughout the District. Unaltered San Pedro porphyry located north of Cerro San Pedro is a holocrystalline-porphyritic rock of diorite to quartz diorite composition consisting of 35-55 percent fine-to-medium-grained subhedral to euhedral phenocrysts of plagioclase, hornblende, biotite, potassium feldspar, and minor quartz in a medium to dark green aphanitic matrix of quartz, K-feldspar, and minor plagioclase.

Hills in the region surrounding Cerro San Pedro are capped by a sequence of post-mineral pyroclastic rocks that unconformably overlie the San Pedro porphyry and limestone country rock. These volcanics consist of a discontinuous dark brownish green basal andesite, overlain by a light reddish-tan, welded rhyolitic tuff of Oligocene age. The base of the rhyolite is commonly marked by a black vitrophyre or a breccia composed of clasts of rhyolite and mineralized limestone from the underlying section. The tertiary volcanics show no evidence of alteration or deformation.

3.3.2 Structural Geology

The overall tectonic setting of the 1- by 2-km area of the Cerro San Pedro District at the western edge of the Sierra Madre Oriental fold belt is characterized by a series of slightly overturned east-verging anticlines and synclines, which follow NNW-trending axes, developed in the first phase of deformation. This is characterized from a regional system of intersecting conjugate NNW-striking wrench faults and associated east-striking fault splays that have been superimposed upon a system of earlier overturned folds, reverse faults, and thrusts. Examples of these folds are the Abundancia and Barreno synclines located in the northern and southern portions of the deposit, respectively. These folds are cut and offset by a system of west-dipping reverse faults trending NNW and are called the Mendez Fault System (see Figure 3.3, a geologic cross section along 2,458,075N). This system, which acted as one of the primary controls for the emplacement of the porphyry intrusive body and the distribution of the mineralization, is marked by multi-stage tectonic breccias, and is generally best developed in the central part of the district. A second phase of deformation developed the conjugate wrench fault system, which cut and offset the Mendez Fault and the earlier folds, and the Princesa and Gran Hundido structures as fault splays that extend from the Abundancia to the Victoria Faults.

The north-dipping Gran Hundido Fault and the south dipping Princesa Fault created a large block of uplifted Begonia Limestone and underlying porphyry called the Begonia Horst. The outcropping intrusive

Section 3	September 2003	3-6

Cerro San Pedro Project	Development Plan

body follows an elongated north-striking, west-dipping area of east-west dilation extending approximately 1.5 kilometers through the District, attaining its greatest width in the area of the Begonia Horst.

3.3.3 Alteration and Mineralization

Hydrothermal alteration and mineralization of the San Pedro porphyry and adjacent limestone postdate essentially all structures and stratigraphy in the District.

Alteration in the limestone country rocks is largely dependent on factors affecting the rock permeability, such as bedding thickness and the extent of local tectonic deformation features such as faults, veining or breccia zones. Even close to well-mineralized areas (< 2 meters), limestone is typically not visibly altered. Widespread recrystallization or silicification of limestone is not present.

Section 3	September 2003	3-7

Cerro San Pedro Project	Development Plan

2300
2200
2100
2000
1900
1800
1700
313,800E
313,950E
314,100E
314,250E
314,400E
314,550E
314,700E
La hija de la Chueca Fault
La Chueca Fault
PIT LIMIT
- Phase 2 -
Gogorron Fault
Mendez Fault System
PIT LIMIT
- Phase 1 -
PIT LIMIT
- Final Phase -
Fill
Fill
Kh
Kg
KgCa
TpMi
TpSu
Kg
TpMi
TpOx
Kb
Kh
Kg
0
150
300
Explanation
Fill Fill
Tr Rhyolite Tuff
TpOx Porphyry Oxide
TpMi Porphyry with Oxide/Sulfide
TpSu Porphyry Sulfide
KbMn Barreno Manganese Limestone
Kb Barreno Limestone
Kh Hospital Limestone
KgCa Begonia Carbonaceous Limestone
Kg Begonia Limestone
Fault
Washington Group International

Figure 3-3.

Geologic Cross Section Along 2,458,075 N. Showing Drill Holes – Looking North

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Section 3	September 2003	3-8

Cerro San Pedro Project	Development Plan

Limestone-Hosted Alteration and Mineralization

Four types of limestone-hosted alteration and mineralization are present at the Cerro San Pedro deposit and include (see Figure 3.4):

▪	stratiform carbonate replacement: characterized by pervasive calcite ± manganese oxide replacement in the thin-bedded units of the Barreno and Hospital Limestones;

▪	discordant stockwork veining and carbonate recrystallization along vein selvages: occurs in the thicker bedded units of the Begonia and Hospital Limestones and typically in zones of breccia along faults, bedding planes, low angle thrust faults, and fault intersections as vuggy crystalline silicification replacing limestone clasts and as ferruginous jasperoid developed along structures;

▪	open space filling and replacement of tectonic breccia: characterized principally by the alteration pattern along the Princesa Fault and the breccias inside the Begonia Horst. The Princesa breccias consist of angular limestone clasts extensively replaced by secondary carbonate in association with finely disseminated manganese and lesser iron oxides. The breccias inside the Begonia Horst show an early episode of silicification, hydrothermal brecciation, and cementation by a mixture of iron oxides and hydroxides, followed by a later episode of cataclastic brecciation and cementation by quartz, barite, hematite, and calcite; and

▪	carbonaceous replacement from locally remobilized carbon: is confined to the Begonia Limestone on the western portion of the hanging wall inside the Begonia Horst. This alteration pattern is well exposed in the Victoria tunnel along the limestone-porphyry contact and extends at depth along structures such as the Princesa and Mendez Faults.

Section 3	September 2003	3-9

Cerro San Pedro Project	Development Plan

OUTLINE OF PIT
AT LEVEL 2030
Abundancia Fault
2200
2100

Explanation

- Diorite porphyry intrusive with general contact dip - contains Au - bearing stockworks
- Zone of black, recrystallized carbonates with Mn+FeOx
- Rhyolite Ignimbrite - Postmineral tertiary
- Shaft
- Open Stope
- Mineralized fault Bxa (surface)
- Mineralized fault Bxa (subsurface)
- Outline of underground + open stopes
- Caved ground above stopes
- C Chimney deposit location, with plunge where known

N

0 100 250

Scale In Meters

Figure 3-4.

Map Showing Areas of Different Mineralization Types, 2030 Level

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 3	September 2003	3-10

Cerro San Pedro Project	Development Plan

Porphyry-Hosted Alteration and Mineralization

Alteration of the San Pedro porphyry consists of three principal mineral assemblages that partially overlap one another and follow the overall trends of the major ore-controlling structures. In order of increasing alteration intensity, these are:

▪	chlorite-illite (propylitic) alteration,

▪	illite-kaolinite (argillic) alteration, and

▪	illite-muscovite-silica (sericitic) alteration.

Propylitic alteration is characterized by partial to complete replacement of hornblend and biotite phenocrysts to chlorite with minor anatase, epidote, and calcite. Illitic and kaolinitic clays have partially replaced the aphanitic matrix. Accessory magnetite is weak to moderately altered to hematite. As alteration intensity increases from propylitization toward more advanced argillization, matrix replacement by illite-kaolonite becomes more pervasive and is accompanied by complete replacement of mafic phenocrysts and accessory magnetite by hematite and lesser goethite. Plagioclase phenocrysts are replaced by illite. Overprinting sericitic alteration is most strongly developed along major ore-controlling structures, such as the limestone-porphyry contact and the Mendez and Princesa Fault zones. It is characterized by complete replacement of earlier argillic and propylitic alteration minerals by finely crystalline muscovite accompanied by formation of aggregates and veinlets of xenomorphic quartz.

The sericite type of alteration is the most intense and hosts the higher grades of gold-silver mineralization within the porphyry oxide ore type. These higher-grade zones have a mineral assemblage of finely crystalline quartz-alunite-hematite/goethite/jarosite veining hosted within strongly sericitized diorite. Winterbourne’s current work suggests that a fourth and fifth alteration type may exist and are expressed by acid-sulfate alteration in the upper portion of the porphyry and as advanced argillic alteration (a mixture of clay gouge plus silica) within deeper zones.

Porphyry oxide mineralization is characterized as material that has undergone replacement by secondary iron oxides after primary sulfides. Oxide assemblages consist of finely crystalline jarosite replacing goethite and hemimorphite after pyrite and sphalerite, and hematite after pyrite and in relict mafic phenocrysts sites. Other accessories include anglesite in association with plumbojarosite, hydrous zinc and copper sulfates, and traces of iron arsenate. Gold and silver in the porphyry oxides occur as discrete crystals within 0.2- to 8-micron-wide bands lining colloform goethite after primary sulfides, and as lesser 4 to 15 micron xenomorphic crystals of native gold and acanthite (<1-2 microns) included within secondary quartz grains.

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Cerro San Pedro Project	Development Plan

The mixed porphyry oxide-sulfide and porphyry sulfide zones underlie the main body of porphyry oxide mineralization and form a westerly dipping tongue of disseminated and stockwork sulfides and goethitic oxides that continue at depth beneath the carbonaceous zone in the limestone hanging wall. Gold and silver grades are somewhat lower in both of these ore types than in the porphyry oxide and typically show a progressive decrease at depth.

Mixed porphyry oxide-sulfide mineralization is characterized by partial replacement of primary pyrite and sphalerite by a mixture of goethite and hematite. Coarse gypsum and pale blue hydrous zinc-copper sulfate lining vugs and open fractures are common. Gold occurs as rounded to subrounded crystals, 10-40 microns in size, included within partially oxidized pyrite grains and as wormy intergrowths, < 5 microns in size, in goethitic oxides after pyrite. Silver occurs as native xenomorphic < 8 microns in size, within goethitic oxides.

Porphyry sulfide mineralization occurs primarily as assemblages of ± 1-7 percent disseminated and stockwork veinlets of pyrite-sphalerite ± galena that are variably intergrown with quartz, calcite, and occasional K-feldspar, barite, and alunite. Trace amounts of chalcopyrite, tetrahedrite, arsenopyrite, and pyrhotite also occur. Gold occurs as rounded 9-38 micron size blebs contained exclusively within disseminated pyrite grains. Silver occurs as acanthite and argentite in association with trace covellite as tetrahedrite associated with exsolved chalcopyrite inclusions in sphalerite, and as an 8-16% admixture in native gold grains.

3.3.4 Deposit Setting

Geologic studies conducted to date in the Cerro San Pedro District clearly indicate that gold-silver mineralization occurs within a well-developed system of pre-mineral faulting and stockwork fracturing that cuts both the San Pedro porphyry and the enveloping limestone country rock. The high degree of post-intrusive/pre-mineral faulting indicates that the fluids responsible for hydrothermal alteration and mineralization were most active following the emplacement of the San Pedro porphyry and may have been derived from another intrusive source at depth. The absence of a well-developed skarn assemblage may validate this interpretation since this absence indicates that intrusion and subsequent alteration and mineralization of the porphyry occurred under generally low temperatures.

The observed increase in gold and silver grades with increased oxidation intensity indicates that oxidation of primary hypogene sulfide mineralization was integral to development of economic Au-Ag mineralization. Fluid inclusion data indicate that two distinct fluids, a highly saline fluid related to porphyry-hosted sulfide mineralization and a more dilute fluid related to porphyry and limestone-hosted oxide mineralization, were involved with the mineralizing process. The local presence within the porphyry

Section 3	September 2003	3-12

Cerro San Pedro Project	Development Plan

of high sulfidation style of alteration-mineralization represented by quartz-alunite ± barite ± anhydrite veining that cross-cuts primary sulfide mineralization, further suggests that at least some of the oxidation at San Pedro may have resulted from hypogene rather than supergene processes. However, the influence of normal “top-down” supergene processes and their resulting oxidation products is dominant as evidenced by the overall configuration of the oxidation zones in the porphyry and, particularly, the association of oxidation with structural faults and other conduits. In addition, the historic limestone-hosted bonanza-grade gold and silver veins mined from the hanging wall of the porphyry represent late stage supergene assemblages that overprint earlier hypogene sulfide mineralization.

Typical geometries for limestone-hosted mineralized bodies are discrete zones of brittle fracture and brecciation including tabular fault controlled veins and breccias and circular to ovate shallow and steeply raking breccia pipes and zones of stockworks.

The shape of mineralized zones in the underlying porphyry is broader and comprises zones of brittle-ductile shearing. Higher-grade mineralization is preferentially developed along the upper and lower porphyry-limestone contacts and along the down dip extension of major fault systems, such as the Mendez Fault system. Away from these structures, a well-developed system of radial and concentric stockwork fractures centered over the Begonia Horst controls the development of lower grade disseminated mineralization.

3.4 Geological Interpretation

The geological interpretation of the deposit for use in generating a computer geologic block model was carried out by creating 51 east-west oriented geological cross-sections spaced every 25 meters north-south and 6 north-south oriented cross-sections spaced every 50 meters through the deposit. On each section were plotted drill hole traces and underground workings with their related sampling and geological data. Rock codes and gold and silver grades were plotted as an average 10-meter composite value for drill holes and other samples.

The sections were interpreted, validated, and then digitized to facilitate construction of a series of level plans at 10-meter spacing from 2280.0 to 1600.0 meters of elevation. The same procedure was then applied on the plan views (interpretation, validation, and digitizing) to create the base for the three-dimensional rock and structural models.

Once the deposit geometry was obtained, the rock and structural models were combined with the block model. Each block was assigned codes for rock type and structure. The block model consists of 126

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Cerro San Pedro Project	Development Plan

blocks east-west by 126 blocks north-south by 84 levels, each block being 10 by 10 by 10 meters wide, long, and high, respectively.

Table 3.1 presents the rock type and structural codes used at Cerro San Pedro. Figures 3.5 and 3.6 show the rock type and the structural type distributions, respectively, for the 2,030 m elevation.

Table 3.1

Rock Type and Structural Type Codes

Rock Type			Structure Type

Description	Code	Density (t/m3)	Description	Code

Barreno Limestone	100	2.55	Abundancia	1
Barreno MnOx	101	2.57	Olvidada	2
Hospital Limestone	102	2.59	Princesa	3
Begonia Limestone	103	2.50	Rosario-Porvenir	4
Begonia Carbonaceous	104	2.48	Felix Ovalle	5
Porphyry Oxide	105	2.29	5 de Mayo	6
Porphyry Mixed	106	2.49	West Contact Zone	21
Porphyry Sulfide	107	2.51	East Contact Zone	22
Tertiary Rhyolite	108	2.51	West Sediments	25
Tailings	109	1.80	Porphyry	26
Backfill	110	1.80	Wedge Princesa F-O	27
			East Sediments	28

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Cerro San Pedro Project	Development Plan

Kg
Begonia Limestone
Kh
Hospital
Limestone
Kh
Hospital
Limestone
OUTLINE OF PIT
AT LEVEL 2030
KgCa
Begonia Carbonaceous
Kb
Barreno
Limestone
TpOx
Porphyry
Oxide
Kh
Hospital
Limestone
TpMi
Porphyry
Mixed
Kb
Barreno
Limestone
Tailing
N
0
200
400
Scale In Meters

Figure 3-5.

Map Showing Rock Type Classification – 2030 Level

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

OUTLINE OF PIT
AT LEVEL 2030
Olvidada
Abundancia
Abundancia
East Sediment
West Sediment
Porphyry
Contact Zone West
Contact Zone East
Princesa
Rosario-Porvenir
Wedge Princesa/ F.O.
Felix Ovalle
Cinco de Mayo
0
200
400
Scale In Meters
N

Figure 3-6.

Map Showing Structure Type Classification – 2030 Level

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

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Cerro San Pedro Project	Development Plan

3.5 Database Drilling Program and Data Collection

3.5.1 Database Information Available

The Cerro San Pedro database was established using the results from four different drilling campaigns: Bear Creek (1982), Cia Fresnillo (1989-1992), MSX-Metallica (1995-1996) and MSX under the Cambior-Metallica Joint Venture (1997-1998) as shown in Table 3.2, totaling some 271 drill holes. These companies as presented in Table 3.3 also collected numerous channel samples in the accessible drifts and stopes.

Table 3.2

Available Drill Hole Database

		DDH holes		RC holes		Total

Company	Year	No.	Meters	No.	Meters	No.	Meters

Bear Creek	1982			3	276.2	3	276.2
Fresnillo	1992			49	9,518.3	49	9,518.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-CAMBIOR	1997	11	2,650.0			11	2,650.0
MSX-CAMBIOR	1998	13	1,439.0			13	1,439.0
Surface
MSX-CAMBIOR	1998	42	3,522.9			42	3,522.9
Underground

Total		94	16,180.3	177	42,659.4	271	58,839.7

Table 3.3

Available Underground Database

	Year	No. Of Channel Samples	Meters

Bear Creek	1982	854	1397.80
Fresnillo	1990	742	742.00
MSX-Metallica	1995	100	262.38
MSX-Metallica	1996	1,304	2,289.86
MSX	1995-1998	749	2,007.30

Total		3,749	6,699.34

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Cerro San Pedro Project	Development Plan

More than 50 percent of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were reassayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum, arsenic, antimony, mercury, and manganese. From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury, and manganese. Cyanide shake leach gold assaying has been done on all samples assaying more than 0.10 g Au/t by fire assay since 1995. Tables 3.4 and 3.5 summarize the assay information available.

Table 3.4

Drill Hole Database Analytical Information

Element	No. Samples	Element	No. Samples	Element	No. Samples

Au g/t	27,931	Zn ppm	12,976	Hg ppm	8,910
Ag g/t	27,919	Mo ppm	8,910	Mn ppm	8,680
Cu ppm	12,537	As ppm	8,910	Au CYN g/t	12,710
Pb ppm	12,975	Sb ppm	8,910	Ag CYN g/t	622

Table 3.5

Underground Database Analytical Information

Element	No. Samples	Element	No. Samples	Element	No Samples

Au g/t	2,153	Zn ppm	2,060	Hg ppm	2,060
Ag g/t	2,153	Mo ppm	2,025	Mn ppm	1,638
Cu ppm	2,060	As ppm	2,060	Bi ppm	2,060
Pb ppm	2,060	Sb ppm	2,060

3.5.2 Database Information Used

For the construction of the present resource estimate the results from 255 drill holes of the available 271 drill holes have been used, completed in three different exploration campaigns by Cia Fresnillo (1989-1992), MSX under Metallica (1995-1996) and MSX under Cambior-Metallica Joint Venture (1997-1998), the details of which are shown in Table 3.6. All of the Bear Creek and 13 of the Fresnillo holes were not utilized because the logging data are not available.

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Cerro San Pedro Project	Development Plan

Table 3.6

Drill Hole Database Information Utilized

		DDH holes		RC holes		Total

	Year	No.	Meters	No.	Meters	No.	Meters

Fresnillo	992			36	9,129.3	36	9,129.3
MSX-Metallica	995			47	11,970.0	47	11,970.0
MSX-Metallica	996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-Cambior	997	11	2,650.0			11	2,650.0
MSX-Cambior Surface	1998	13	1,439.0			13	1,439.0
MSX-Cambior Underground	1998	42	3,522.9			42	3,522.9

Total		94	16,180.3	161	41,994.2	255	58,174.5

All drill hole samples with no indication of recovery and/or no geologic description were flagged. All samples described and/or inferred to have less than 15 percent recovery were also flagged. The flagged samples were discarded for use in the present resource estimation, because these samples appear to be biased high for metal value as compared to samples with higher recovery.

Due to the existence of numerous tunnels in the project, channel sampling from underground workings was collected during both the MSX (Metallica) and MSX (Cambior-Metallica) exploration programs, the results of which were also used for the resource estimate, as shown in Table 3.7. Samples collected during prior Bear Creek and Fresnillo sampling campaigns were systematically resampled by MSX in 1997 and 1998. Based on the resampling, the Bear Creek and Fresnillo samples were generally biased high for gold and silver and they were, hence, discarded and not used for the present resource estimation. To simplify compositing of underground samples and their manipulation, the channel sampling lines were treated as continuous horizontal drill holes (pseudo-holes).

The area of defined mineral resource has generally been drilled at a 50 m drill hole spacing, with some areas drilled at a closer spacing, locally to a 25 m by 25 m grid.

Table 3.7

Underground Database Information Utilized

	Year	No. of Channel Samples	Meters

MSX-Metallica	1995	100	262.38
MSX-Metallica	1996	1,304	2,289.86
MSX-Cambior	1997-1998	749	2,007.30

Total		2,153	4,559.54

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Cerro San Pedro Project	Development Plan

Samples were collected from:

▪	Representative splits of reverse circulation drill hole cuttings on a 2-m length

▪	One half of the core samples at a 2 m average length, with a minimum of 0.1 m interval to a maximum of 22.5 m interval

▪	Underground channel samples on a 2 m average length, with a minimum of 1.5 m interval to a maximum of 10.0 m interval

Geological information stored in the drill hole and underground sampling database corresponds to rock-type, geologic description, faults, voids, and sample recovery and is referenced to the geological mapping and assaying done on the drill core, drill cuttings and underground channel samples. Void information in drill holes corresponds to where tunnels and stopes were intercepted by a drill hole and no sample was recovered. Each drill hole sample and channel sample has been identified by name, coordinates, azimuth, inclination, and depth, and stored in the MEDSYSTEM database.

Surface topography data were obtained from an air photo survey commissioned to The Orthoshop of Tucson, Arizona, in 1998, and later refined on site by MSX surveyors to correct a few discrepancies around the caved areas such as Barreno, Cinco de Mayo, and Felix Ovalle. All the data prior to the survey have been corrected based on the new topography and added to the database.

The underground topography was built through wire-frames obtained from the survey completed by MSX during 1996-1997 and for a portion of the caved workings from old maps completed by Asarco (1920-1949), digitized in Geo-Model, and then constructed as solids with GS-32. A check program was performed during 1998 to validate the data and, in a few cases, to correct the existing underground topography within the accessible tunnels and stopes. The location maps of each channel sample collected and each underground drill hole were also completed within this survey. All the topography data have been stored in MEDSYSTEM.

Underground workings, which have been surveyed and incorporated into the topographic model for the deposit, are shown in Table 3.8.

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Cerro San Pedro Project	Development Plan

Table 3.8

Surveyed Underground Workings (Tunnels and Stopes) (continued)

Tunnels		Stopes

Abundancia	Porvenir	5 de Mayo
El Conjuro	Princesa	Felix Ovalle
Dorotea	El Rey	El Populo
Encantada	Rosalía	El Seis-Abundancia
Felix Ovalle East and West	El Seis	Victoria
Guadalupe	San Luis
Mesilla Upper and Lower Levels	Victoria
Olvidada	La Viejita
El Cuervo	Tunel X
El Populo	Zapatos

3.5.3 Validation of the Database

Validation of the database was done by using software tools, plots on sections, and plan view maps to ensure that the information stored in the database occurs in the correct position and conforms with the geological interpretation. The geological data from the drill hole logging sheets were verified and any discrepancies found were corrected by a relogging of the cores and cuttings stored at the project site. The data entered in the database were then used for the final refinement of the rock and structural models used for the present resource estimate. All the assay results were also checked and the few errors found were corrected.

3.5.4 Validation of Anticipated Results

Since 1995, assaying and assay verification have been performed by Bondar Clegg Laboratories of Vancouver, Canada. The 25th sample in each batch submitted is systematically reassayed by Bondar Clegg. If discrepancies are observed in the assay results between the original and reassay value for either gold and silver, the entire batch is reassayed. Bondar Clegg was also instructed in 1995 and 1996 to send a duplicate pulp sample (each 25th) to Cone Geochemical (Denver) for assay verification. MSX did not submit its own analytical standards or blanks to Bondar Clegg. The Bondar Clegg assays comprise the primary assay database for the project.

MSX performed two tests on assay versus reassay results. These tests are the F-test and the Student t-Test. The F-test returns the one-tailed probability that the variances in assay and re-assay results for

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Cerro San Pedro Project	Development Plan

gold and silver performed at Bondar Clegg are not significantly different. The Student t-Test determines whether two samples are likely to have come from the same two underlying populations that have the same mean.

As shown in Table 3.9, the gold and silver data mean and variance for the Bondar Clegg check assays are statistically similar in both of the F-test and the Student t-Test. Figures 3.7 and 3.8 show good correlation, higher than 90 percent for both distributions, although the gold value dispersion is higher than the dispersion for the silver values. A conditional bias does not appear.

Table 3.9

Results of Analytical Validation (Bondar Clegg Only)

“F” TEST TWO-SAMPLE FOR VARIANCES F

	Au		Ag

	Re-Assay	Assay	Re-Assay	Assay
Mean (g/t)	0.326	0.323	12.979	13.294
Variance	0.384	0.355	788.102	773.571
Observations	1223	1223	1224	1224
df	1222	1222	1223	1223
F	1.080		1.019
P(F<=f) one-tail	0.090		0.372
F Critical two-tail	1.119		1.119

“T”-TEST: TWO-SAMPLE ASSUMING EQUAL VARIANCES

	Au		Ag

	Re-Assay	Assay	Re-Assay	Assay
Mean (g/t)	0.326	0.323	12.979	13.294
Variance	0.384	0.355	788.102	773.571
Observations	1223	1223	1224	1224
Pooled Variance	0.370		780.837
Hypothesized Mean Difference	0		0
df	2444		2446
t Stat	0.133		-0.279
P(T<=t) one tail	0.447		0.390
t Critical one-tail	1.645		1.645
P(T<=t) two tail	0.894		0.781
t Critical two-tail	1.961		1.961

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Cerro San Pedro Project	Development Plan

Figure 3.7 Results of Analytical Validation – Gold

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Cerro San Pedro Project	Development Plan

Figure 3.8 Results of Analytical Validation – Silver

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Cerro San Pedro Project	Development Plan

The comparison between Bondar Clegg and Cone assay results is presented in Table 3.10 and Figures 3.9 and 3.10. The gold assay results are statistically similar between Bondar Clegg and Cone and no bias appears as shown in Figure 3.9 and the scattergram shows a very good correlation between Cone and Bondar Clegg gold assay results. The silver assay results show that the hypothesis of mean and variance similarity is not accepted (Table 3.10). The scattergram presented in Figure 3.10 shows an obvious silver bias between Cone and Bondar Clegg assay results, with the Cone silver assay results being systematically higher than the Bondar Clegg silver assay results. At the time, the silver bias was explained by the difference between the pulp pulverization (–150 mesh for Bondar Clegg versus –190 mesh for Cone). Comparisons between analytical methods from the two laboratories have not been studied.

Table 3.10

RESULTS OF ANALYTICAL VALIDATION (BONDAR CLEGG AND CONE)

“F” TEST TWO-SAMPLE FOR VARIANCES F

	Au		Ag

		BClegg or		BClegg or
	Cone	Database	Cone	Database
Mean (g/t)	0.358	0.341	15.47	10.94
Variance	0.705	0.618	1324.40	898.29
Observations	842	842	559	559
Df	841	841	558	558
F	1.139		1.474
P(F<<=f) one-tail	0.029		0
F Critical two-tail	1.145		1.181

“T”-TEST: TWO-SAMPLE ASSUMING EQUAL VARIANCES

	Au		Ag

		BClegg or		BClegg or
	Cone	Database	Cone	Database
Mean (g/t)	0.358	.341	15.47	10.94
Variance	0.705	.618	1324.40	898.29
Observations	842	842	559	559
Pooled Variance	0.661		1111.3
Hypothesized Mean Difference	0		0
Df	1682		1116
t Stat	0.414		2.273
P(T<=t) one tail	0.340		0.012
t Critical one-tail	1.646		1.646
P(T<=t) two tail	0.679		0.023
t Critical two-tail	1.961		1.962

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Cerro San Pedro Project	Development Plan

Figure 3.9 Results of Analytical Validation – Gold

Data Base v/s Cone
Number of data 842
Number plotted 769
Number trimmed 23
X Variable: mean 0.341
std. dev. 0.786
Y Variable: mean 0.358
Number of data 842
Number plotted 769
X Variable: mean 0.341
std. dev. 0.786
Y Variable: mean 0.358
std. dev. 0.839
correlation 0.964
rank correlation 0.975
Au Cone
Au Data Base
100
10
1
0.1
0.01
0.01
0.1
1
10
100

Figure 3.9 Results of Analytical Validation - Gold (Data Base vs. Check Cone)

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Cerro San Pedro Project	Development Plan

Figure 3.10 Results of Analytical Validation –Silver

Data Base v/s Cone
Number of data 559
Number plotted 527
Number trimmed 306
X Variable: mean 10.939
std. dev. 29.945
Y Variable: mean 15.471
std. dev. 36.360
Bias
Number of data 559
Number plotted 527
Number trimmed 306
X Variable: mean 10.939
std. dev. 29.945
Y Variable: mean 15.471
std. dev. 36.360
correlation 0.961
rank correlation 0.944
Ag Cone
1000
100
10
1
0.1
0.1
1
10
100
1000
Ag Data Base

Figure 3.10 Results of Analytical Validation - Silver (Data Base vs. Check Cone)

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Cerro San Pedro Project	Development Plan

3.5.5 Silver Bias Investigation

The core versus reverse-circulation twin hole drill program performed during the 1998 within the porphyry suggested a silver bias trend with the core holes reporting a much better silver grade than the older (1995-1996) RC drill holes. There appeared to be no bias in the gold assays, however. To further investigate the cause(s) for the bias, some of the old RC samples were obtained from storage and a new split obtained and sent to Bondar Clegg. Bondar Clegg was asked to prepare these samples using the 1998 sampling protocol and to assay them for gold and silver. The results of the reassaying gave higher silver grades than the original assays and the silver bias disappears as compared to the core twin assays (see Figure 3.11). The 1998 sampling protocol is different from the previous one because an additional step of comminution is applied before the final pulverization of the sample with the resulting pulp sample being more representative of the entire sample, while the assaying technique has also changed during the year. Gold assaying remains mainly unchanged and was performed by a 30-gram or by a 50-gram Fire assay, with an atomic absorption (AA) measurement. Silver was assayed by agua regia digestion and AA measurement before September 1997. After this date, a new procedure was requested for gold and silver by Fire Assay (Palladium collection) and AA measurement.

In order to further investigate this silver assay bias, 186 coarse reject samples were collected and sent to Bondar Clegg for reassaying in April 1999. These samples were selected randomly inside the January 1998 pit limit. Assay results of the comparison are presented in Figure 3.12 and show the average silver grade is around 32-percent higher for the newly assayed (1999) sample versus the original assay for the drilling and assaying performed before September 1997. No silver bias was observed for samples assayed after September 1997. Gold shows no bias as observed in Figure 3.13. Even if at that time the silver bias for samples taken before September 1997 was known, the number of samples was insufficient to adequately correct the database.

Therefore an extensive reassay program was outlined. The goal was to collect approximately 14 percent of the overall sample database that will be used for the resource estimate inside a conceptual pit limit based on the preliminary silver bias correction. The samples were randomly selected inside an outline where most of the mineable reserves are present. A total of 2,120 channel and drill hole coarse reject samples were collected and sent to Bondar Clegg during May 1999. Bondar Clegg prepared them using the 1998 sampling protocol. The results returned were comparable to those from the limited previous sampling program, confirming no bias for gold and a positive silver bias (averaging 28%) for the samples assayed prior to September 1997, as shown in Figures 3.14, 3.15, and 3.16.

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Cerro San Pedro Project	Development Plan

Figure 3.11 Drill Hole Twin Comparison – Silver Assays

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Cerro San Pedro Project	Development Plan

Figures 3.12 Initial Bondar Clegg Reassay Program – Silver

Figure 3.13 Initial Bondar Clegg Reassay Program – Gold

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Cerro San Pedro Project	Development Plan

Figure 3.14 Extensive Bondar Clegg Reassay Program – Silver 95 & 96

Figure 3.15 Extensive Bondar Clegg Reassay Program – Silver 97 & 98

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Cerro San Pedro Project	Development Plan

Figure 3.16 Extensive Bondar Clegg Reassay Program – Gold

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Cerro San Pedro Project	Development Plan

In order to obtain more confidence on the silver bias and to insure that the Bondar Clegg assay results are valid, 250 samples randomly selected from the previous 2,120 samples were sent to two independent laboratories during the month of July 1999 and 16 blanks were added to crosscheck the assay results. Cone Geochemical from Denver and Chemex Laboratory from Vancouver each received representative splits of the 250 pulps (-150 mesh) and coarse rejects (-10 mesh) samples. The samples were rebagged and retagged so it was impossible for the laboratory to associate assay results from pulps and rejects. These labs were asked to perform gold, silver assays by FA/AA, silver assays by using partial (agua regia) and total digestion (4 acid) with AA finish, and gold cyanide and silver cyanide assays. Chemex and Cone assays confirmed the silver bias for the samples assayed by Bondar Clegg prior to September 1997. The agua regia digestion technique produced similar silver results between Bondar Clegg, Chemex, and Cone as presented in Figures 3.17 and 3.18. Silver assaying with the total digestion technique by Chemex and Cone reproduced the Bondar Clegg results from the recent reassaying program as presented in Figures 3.19 and 3.20. No gold bias is observed, as shown in Figure 3.21. The Cone and Chemex assay results are similar using pulps or coarse rejects.

The silver bias is the result of the assaying method used by Bondar Clegg prior to September 1997. The agua regia digestion technique is insufficient to put all the silver particles in the sample into solution for subsequent analysis by the AA instrument.

Therefore, the Cerro San Pedro silver database was adjusted for sample assays performed prior to September 1997 by using polynomial regression for the channel and the drill hole samples. The factors were calculated from the 2,120-sample database and are presented in Table 3.11. Overall, this results in an adjustment of 85 percent or 25,541 samples out of a total of 30,072 samples in the entire silver assay database. This adjustment results in raising the average from 13.84 g/t to 17.10 g/t (+ 23 percent) based on all silver database assays and from 12.48 g/t to 16.32 g/t (+ 30 percent) for those samples assayed prior to September 1997.

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Cerro San Pedro Project	Development Plan

Table 3.11

Silver Assay Bias Correction Factors

Y = A0 + A1 X + A2 X 2 + A3 X 3 + A4 X4

Where Y = Ag Corrected and X = Ag Original

Factors	Drill Holes	Channels

A0	1.103880854	2.758375734
A1	1.398538946	1.430514547
A2	-0.005310806	-0.003584165
A3	0.000012522	0.000018733
A4	0	-0.000000048

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Cerro San Pedro Project	Development Plan

Figure 3.17 and 3.18

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Cerro San Pedro Project	Development Plan

Figures 3.19 and 3.20

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Cerro San Pedro Project	Development Plan

Figure 3.21

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Cerro San Pedro Project	Development Plan

4. OREBODY MODELING AND RESOURCES

4.1 Introduction

The geologic database described in Section 3 was combined with topographic and previous mining data and used as the basis for construction of the geologic block model. After applying geologic control to the model and choosing an appropriate modeling algorithm, the resource was classified and quantified.

The work was performed as part of the November 2000 Feasibility Study that was prepared by Glamis Gold Ltd.

4.2 Construction of the Computer Block Model

The coordinate and block dimensions of the model are shown in Table 4.1. The model covers a north-south dimension of 1,260 meters, an east-west dimension of 1,260 meters, and a vertical dimension of 840 meters.

Table 4.1

Block Model Limits and Dimensions

Axis	Min. (m)	Max. (m)	Block Size (m)	# Blocks

X (Easting)	313,650	314,910	10	126
Y (Northing)	2,457,550	2,458,810	10	126
Z (Elevation)	1560	2,400	10	84

4.2.1 Bench Height Study

Independent Mining Consultants (IMC) was contracted to perform a study to evaluate the impact of various mining bench heights, from 2 to 10 m, on the contained mineralization. The study, which is contained in Appendix 3.2, demonstrated that there was little to no penalty in adopting a 10 m bench height which is preferred from a mining perspective. Figure 4.1 presents the results of this study showing contained mineralization (GT product) at varying cutoff grades for gold and silver for bench heights of 5, 6, 8, and 10 m benches. Operational gains can be made with higher benches, while the selectivity gains by using shorter bench heights are minimal.

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Cerro San Pedro Project	Development Plan

4.2.2 Surface Topography and Underground Voids

The topographic surface was passed to MRA as a gridded topography as well as a percent-remaining in each model block. The modeled underground voids were also transferred as a percent-remaining variable.

The topography was generated from aerial data, while underground void data were generated through physical survey of all accessbile underground openings.

Figure 4.1 Contained Mineralization at Various Bench Heights for Gold and Silver

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Cerro San Pedro Project	Development Plan

4.2.3 Composites and Statistics

Five m down-the-hole composites were calculated from the drillhole/channel sample data base. A total of 11,904 composites were computed. Rock type and structural zone codes were transferred from the database to the composite file on a majority basis.

Log-probability plots were generated on groupings of structural zones as defined by the Cambior geologic interpretation. MRA investigated these groupings during 1999 for Metallica and concurred with their validity (Draft Report – “Update of the Cerro San Pedro Model,” May 1999).

The log-probability plots show distributions of moderate variability for both gold and silver with coefficients of variation between 1.00 and 2.00. Outlier thresholds were selected by interpretation of the following Log-probability plots, Figures 4.2 – 4.13. Statistics for gold and silver composites are shown in Table 4.2.

Table 4.2

Gold Composite Statistics

Structure	Mean	Std.	Coeff.	Number	Outlier

1+2+27	0.30	0.66	2.20	865	2.25
25+28	0.06	0.24	4.00	2796	1.00
4	0.68	0.96	1.41	400	4.50
3+5+6	0.59	0.91	1.54	713	5.00
21+22	0.49	0.81	1.65	1896	5.00
26	0.47	0.58	1.23	4097	5.00

Silver Composite Statistics

Structure	Mean	Std. Dev.	Coeff.	Number	Outlier

1+2+27	18.85	19.70	1.04	880	150.00
25+28	6.91	11.53	1.67	3136	80.00
4	34.23	38.34	1.12	411	150.00
3+5+6	27.01	33.17	1.23	727	100.00
21+22	27.50	43.75	1.59	1923	200.00
26	15.76	18.64	1.18	4140	150.00

Section 4	September 2003	4-3

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
10.0000
1.0000
0.1000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	865	NUMBER	865
MEAN	0.2990	MEAN	−1.9820
MINIMUM	0.0100	MINIMUM	−4.6050
MAXIMUM	9.1300	MAXIMUM	2.2120
VARIANCE	0.4340	VARIANCE	1.2770
ST. DEV.	0.6590	ST. DEV.	1.1300

Figure 4-2.

Probability Plot for Gold
Structures 1, 2 & 27 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-4

Cerro San Pedro Project	Development Plan

10.0000
1.0000
0.1000
99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	2796	NUMBER	2796
MEAN	0.0650	MEAN	−3.4060
MINIMUM	0.0100	MINIMUM	−4.6050
MAXIMUM	9.3100	MAXIMUM	2.2310
VARIANCE	0.0570	VARIANCE	0.9780
ST. DEV.	0.2390	ST. DEV.	0.9890

Figure 4-3.

Probability Plot for Gold

Structures 25 & 28 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-5

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
10.0000
1.0000
0.1000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	400	NUMBER	400
MEAN	0.6850	MEAN	−1.0020
MINIMUM	0.0400	MINIMUM	−3.2190
MAXIMUM	7.7200	MAXIMUM	2.0440
VARIANCE	0.9200	VARIANCE	1.1950
ST. DEV.	0.9590	ST. DEV.	1.0930

Figure 4-4.

Probability Plot for Gold
Structure 4 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-6

Cerro San Pedro Project	Development Plan

10.0000
1.0000
0.1000
99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	713	NUMBER	713
MEAN	0.5910	MEAN	−1.2520
MINIMUM	0.0200	MINIMUM	−3.9120
MAXIMUM	6.8900	MAXIMUM	1.9300
VARIANCE	0.8220	VARIANCE	1.3810
ST. DEV.	0.9060	ST. DEV.	1.1750

Figure 4-5.

Probability Plot for Gold

Structures 3, 5 & 6 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-7

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
10.0000
1.0000
0.1000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	1896	NUMBER	1896
MEAN	0.4930	MEAN	−1.5770
MINIMUM	0.0100	MINIMUM	−4.6050
MAXIMUM	8.4600	MAXIMUM	2.1350
VARIANCE	0.6530	VARIANCE	1.8680
ST. DEV.	0.8080	ST. DEV.	1.3670

Figure 4-6.

Probability Plot for Gold
Structures 21 & 22 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-8

Cerro San Pedro Project	Development Plan

10.0000
1.0000
0.1000
99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	4097	NUMBER	4097
MEAN	0.4720	MEAN	−1.1950
MINIMUM	0.0100	MINIMUM	−4.6050
MAXIMUM	9.7400	MAXIMUM	2.2760
VARIANCE	0.3360	VARIANCE	0.9580
ST. DEV.	0.5800	ST. DEV.	0.9790

Figure 4-7.

Probability Plot for Gold
Structure 26 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-9

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
999.9999
100.0000
10.0000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	880	NUMBER	880
MEAN	18.8480	MEAN	2.6220
MINIMUM	1.2000	MINIMUM	0.1820
MAXIMUM	206.3600	MAXIMUM	5.3300
VARIANCE	388.0040	VARIANCE	0.5840
ST. DEV.	19.6980	ST. DEV.	0.7650

Figure 4-8.

Probability Plot for Silver

Structures 1, 2 & 27 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-10

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
999.9999
100.0000
10.0000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	3136	NUMBER	3136
MEAN	6.9130	MEAN	1.4090
MINIMUM	1.0000	MINIMUM	0.0000
MAXIMUM	299.4600	MAXIMUM	5.7020
VARIANCE	132.8510	VARIANCE	0.8740
ST. DEV.	11.5260	ST. DEV.	0.9350

Figure 4-9.

Probability Plot for Silver
Structures 25 & 28 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-11

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
999.9999
100.0000
10.0000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	411	NUMBER	411
MEAN	34.4290	MEAN	3.0280
MINIMUM	2.2600	MINIMUM	0.8150
MAXIMUM	225.0000	MAXIMUM	5.4160
VARIANCE	1469.6510	VARIANCE	1.0370
ST. DEV.	38.3360	ST. DEV.	1.0180

Figure 4-10.

Probability Plot for Silver
Structure 4 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-12

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
999.9999
100.0000
10.0000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	727	NUMBER	727
MEAN	27.0120	MEAN	2.9830
MINIMUM	1.4000	MINIMUM	0.3360
MAXIMUM	655.3300	MAXIMUM	6.4850
VARIANCE	1100.5040	VARIANCE	0.5710
ST. DEV.	33.1740	ST. DEV.	0.7560

Figure 4-11.

Probability Plot for Silver
Structures 3, 5 & 6 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-13

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
999.9999
100.0000
10.0000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	1923	NUMBER	1923
MEAN	27.5030	MEAN	2.6220
MINIMUM	1.2400	MINIMUM	0.2150
MAXIMUM	552.8100	MAXIMUM	6.3150
VARIANCE	1913.7679	VARIANCE	1.3510
ST. DEV.	43.7470	ST. DEV.	1.1630

Figure 4-12.

Probability Plot for Silver

Structures 21 & 22 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-14

Cerro San Pedro Project	Development Plan

99.99 99.90 99 98 95 90 80 70 60 50 40 30 20 10 5 2 1 0.10 0.01
999.9999
100.0000
10.0000
0.01 0.10 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.90 99.99

ITEM	AU	NATURAL LOGS	
NUMBER	4140	NUMBER	4140
MEAN	15.7590	MEAN	2.3520
MINIMUM	1.1000	MINIMUM	0.0950
MAXIMUM	246.2500	MAXIMUM	5.5060
VARIANCE	347.5190	VARIANCE	0.7830
ST. DEV.	18.6420	ST. DEV.	0.8850

Figure 4-13.

Probability Plot for Silver
Structure 26 – Drill Hole and Channels

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-15

Cerro San Pedro Project	Development Plan

4.2.4 Variography

Correlograms for silver and gold grades were computed for the combined structural domains described in Table 4.17. Cambior and MRA performed detailed geostatistical analysis which recognizes individual data populations within confined structural zones. Indicator thresholds for each domain were interpreted from the log-probability plots and indicator variograms were calculated. Grade and indicator variograms for gold and silver are listed in Tables 4.3, and 4.4 below. Variogram plots are shown in the Appendix of the August, 2000 MRA report.

Table 4.3

Silver Correlogram Models

Structure	C0	C1	R1	C2	R2	Azm	Plng	Dip

1+2+27	0.22	0.70	38			0	0	0
25+28	0.08	0.45	38	0.31	189	0	0	0
4	0.01	1.17	51			0	0	0
3+5+6	0.17	0.71	49			0	0	0
21+22	0.08	0.46	40	0.37	129	0	0	0
26	0.18	0.40	43	0.40	187	0	0	0

Table 4.4

Gold Correlogram Models

Structure	C0	C1	R1	C2	R2	Azm	Plng	Dip

1+2+27	0.19	0.91	42 12			0	0	-90
25+28	0.64	0.35	97	0.09	112	0	0	0
4	0.24	0.76	56 20			30	0	0
3+5+6	0.25	0.70	30 28	0.14	62 43	90	0	0
21+22	0.46	0.34	33	0.18	98	0	0	0
26	0.28	0.50	26	0.24	154	0	0	0

Where:

C0 = Nugget effect,

C1 = C value of first structure,

R1 = Range of first structure (meters),

C2 = C value of second structure,

R2 = Range of second structure (meters),

Azm = Azimuth of major axis (degrees),

Plng = Plunge of major axis (degrees),

Dip = Orientation of minor axis (degrees, - sign indicates downward to east from new rotated north)

Section 4	September 2003	4-16

Cerro San Pedro Project	Development Plan

Indicator cutoffs were interpreted from inflection points in the log-probability plots. These cutoffs roughly correspond to known mineralization characteristics. The limestones have relatively low indicator cutoffs corresponding to the transition between non-mineralization or low-grade mineralization to the localized higher-grade mineralization. The high indicator cutoff for the porphyry corresponds to the transition between disseminated and structurally controlled mineralization. Indicator variogram ranges correspond to the continuity of the mineralization above the indicator cutoff as listed in Tables 4.5 and 4.6 below.

Table 4.5

Gold Indicator Variogram Models

	Cutoff
Structure	g/tonne	C0	C1	R1	C2	R2	Azm	Plng	Dip

1+2+27	0.25	0.07	0.11	48	0.03	89	0	0	0
25+28	0.30	0.01	0.01	28			0	0	0
4	0.20	0.08	0.15	40			0	0	0
3+5+6	0.60	0.09	0.12	26			0	0	0
21+22	0.40	0.10	0.10	35			0	0	0
26	1.50	0.02	0.03	32			0	0	0

Table 4.6

Silver Indicator Variogram Models

	cutoff
Structure	g/tonne	C0	C1	R1	C2	R2	Azm	Plng	Dip

1+2+27	40.	0.04	0.05	38			0	0	0
25+28	35.	0.01	0.01	40			0	0	0
4	45.	0.01	0.16	27			0	0	0
3+5+6	40.	0.07	0.05	41			0	0	0
21+22	8.	0.07	0.07	37			0	0	0
26	60.	0.01	0.02	33			0	0	0

Most variograms were modeled with a global spherical model. Anisotropy was difficult to ascertain and was only modeled if the directionality was pronounced in the experimental variograms, and not as a function of data orientation or spacing.

4.2.5 Geologic Modeling

Geologic Domains

The Cerro San Pedro geological model has been constructed placing an emphasis on structural control relative to lithological (rock type) control. A three-dimensional block model was constructed using the

Section 4	September 2003	4-17

Cerro San Pedro Project	Development Plan

geologic framework designated by Cambior. Model lithology and structural domains follow the detailed work performed by Cambior and presented in the Cambior, October 1999 Feasibility Study report.

The Lithology and structural domains created by Cambior were used by MRA. Model codes are the same as the drillhole codes and are summarized in Table 4.7.

Table 4.7

Rock Type and Structural Codes

Description	Code	Description	Code

Barreno Limestone Barreno MnOx Hospital Limestone Begonia Limestone Begonia Carbonaceous Porphyry Oxide Porphyry Mixed Porphyry Sulfide Tertiary Rhyolite Tailings Backfill	100 101 102 103 104 105 106 107 108 109 110	Abundancia Olvidada Princessa Rosario-Porvenir Felix Ovalle Cinco de Mayo West Contact Zone East Contact Zone West Sediments Porphyry Wedge Princessa F-O East Sediments	1 2 3 4 5 6 21 22 25 26 27 28

The structural model contains twelve different domains defined on the basis of geological interpretation and spatial anisotropic properties. Overly complicated geological models may adversely affect accurate grade interpolation. Statistical results show that some structural domains give similar statistical results, implying they are eligible for regrouping (as shown in Figure 4.14). Table 4.8 presents the simplified and grouped structural model domains. The simplification is based on the regrouped domains having similar spatial properties and statistical characteristics.

Table 4.8

Simplified/Grouped Structural Domains

Code	Description

1+2+27	Abundancia + Olvidada + Wedge Princesa/Felix Ovalle
25+28	East and West Sediments
3+5+6	Princesa + Cinco de Mayo + Felix Ovalle
4	Rosario-Porvenir
21+22	West and East Contact Zones
26	Porphyry

Section 4	September 2003	4-18

Cerro San Pedro Project	Development Plan

Figure 4.14 Structural Domains – Means of Gold and Silver

Section 4	September 2003	4-19

Cerro San Pedro Project	Development Plan

Block Densities

Block specific gravities were measured by Cambior and are based on a total of 281 specific gravity determinations. The work performed by Cambior was accepted by MRA and was loaded into the block model as an average value for each lithology; the testing is summarized in Table 4.9 below.

Table 4.9

Measured Densities for Various Rock Types

	Rock	No.	Min.	Max.	Average
Description	Code	Tests	t/m3	t/m3	t/m3	S.D.	C.V.

Barreno Limestone	100	13	2.29	2.68	2.55	0.12	0.05
Barreno MnOx	101	19	2.27	2.74	2.57	0.11	0.04
Hospital Limestone	102	11	2.42	2.72	2.59	0.09	0.03
Begonia Limestone	103	42	1.66	3.07	2.50	0.25	0.10
Begonia Carb.	104	3	2.38	2.53	2.48	0.07	0.03
Porphyry Oxide	105	132	1.45	2.83	2.29	0.25	0.11
Porphyry Mixed	106	41	1.94	2.80	2.49	0.20	0.08
Porphyry Sulfide	107	20	2.14	2.91	2.51	0.23	0.09
Tertiary Rhyolite	108	0			2.51
Tailings	109	0			1.80

Mineralization Envelopes

Mineralized envelopes were developed through inspection of exploration data and interpretation of data on vertical cross sections. Structural controls are the dominant geologic feature defining metal distribution at Cerro San Pedro. Exploration/development data were used to define rock type zones throughout the Cerro San Pedro deposit; more importantly, distinct structural domains were defined within each rock type zone to add a controlling factor to grade distribution. Exploration data specific to each of these domains were analyzed to define geostatistical orientation and range specific to that domain. The structure, grade data, and geostatistical parameters associated with each domain were strictly adhered to when defining the mineralized envelopes.

Section 4	September 2003	4-20

Cerro San Pedro Project	Development Plan

4.2.6 Block Grade Estimation

Resource Estimate Techniques

The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), PACK with OK and PACK with ID3 and restrictive kriging (RK). cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit. Cambior implemented the PACK method for estimating the Cerro San Pedro deposit. The RK method is a MEDSYTEM equivalent of the PACK technique. Either of these restrictive kriging methods would best characterize the grade distribution for the CSP ore deposit.

RK Estimation Method

The RK method is recognized as a valid approach to estimating the mineral resource in this deposit. The RK method was used by MRA for developing the grade model for Glamis. The RK method uses a single indicator approach to model grade population changes within structural domains. These population changes often correspond to dissemination and/or structural transitions which may be localized and thus impossible to model in a deterministic manner. The geologic environment at Cerro San Pedro is a primary example of this mix between dissemination and tight structural control within the deposit. Mineral grade tends to fluctuate along the structural boundaries and become more evenly distributed in the disseminated as you move away from these boundaries.

The RK approach begins with selection of an indicator cutoff corresponding to the transition between mineralized populations. These cutoffs are interpreted from the log-probability plot. Cutoffs used for Cerro San Pedro are discussed in Section 3.5.4. Indicator variograms are then computed to determine the continuity of mineralization above the cutoff, i.e. the variogram range.

Using the indicator variogram range as a search distance, block probabilities are estimated. For Cerro San Pedro, these block probabilities were estimated using an inverse-distance-cubed technique which tends to respect localized points. These block probabilities are estimated from 0 - 1 indicators assigned to each composite, 0 if the composite grade is below the cutoff, 1 if equal to or above the cutoff. Block probabilities then represent the likelihood of the block belonging to the mineralized population above the indicator cutoff. During grade estimation, the block probabilities are introduced into the kriging set of equations to adjust the kriging weights. A high block probability, suggesting that a majority of the close composites are above the indicator cutoff, will result in a block with a higher estimated grade than what would have been estimated using ordinary kriging. Conversely, a block with a low block probability,

Section 4	September 2003	4-21

Cerro San Pedro Project	Development Plan

suggesting isolated high grade values would receive a lower grade estimate than ordinary kriging. In this manner, smoothing is reduced and blocks tend to receive grades more reflective of the structure and local data.

A minimum of two and a maximum of nine composites were used for estimation, with a maximum of three composites from a single drillhole. Search distances generally corresponded to variogram ranges. Horizontal search distances were 100 m in the sediments and contact zones, 150 m in the porphyry, and 50 m for all other structural domains. A 20-m vertical search distance was used for all structural domains. Outlier grade values (as listed in Section 3) were limited to a maximum search distance of 15 m.

Figures 4.15 through 4.20 show examples of the block model grade estimates in cross-section and plan view. Each pair of figures shows geology structure, a pit design limit for each of the three phases, drill hole information, and modeled ore blocks above cutoff grade. The paired figures represent one plan view bench level, a west-looking and north-looking cross-section. The block values above the internal cutoff grade for all ore types are represented by red block outlines.

Section 4	September 2003	4-22

Cerro San Pedro Project	Development Plan

313,800E
313,950E
314,100E
314,250E
314,400E
314,550E
314,700E
2300
2200
2100
2000
1900
1800
1700
PIT LIMIT
- Phase 2 -
PIT LIMIT
- Phase 1 -
PIT LIMIT
- Final Phase -
Kh
Kg
KgCa
TpSu
TpMi
TpOx
Kb
0
150
300
Scale In Meters
Explanation
Fill Fill
Tr Rhyolite Tuff
TpOx Porphyry Oxide
TpMi Porphyry with Oxide/Sulfide
TpSu Porphyry Sulfide
KbMn Barreno Manganese Limestone
Kb Barreno Limestone
Kh Hospital Limestone
KgCa Begonia Carbonaceous Limestone
Kg Begonia Limestone
Fault
Drill Hole
g Ag/t
g Au/t
10 - 50
0.2 - 0.6
50 - 100
0.6 - 1.0
>100
>1.0
Washington Group International

Figure 4-15.
Geologic Cross Section Along 2,458,200 N. Showing Drill Holes – Looking North

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Section 4	September 2003	4-23

Cerro San Pedro Project	Development Plan

2300
2200
2100
2000
1900
1800
1700
313,800E
313,950E
314,100E
314,250E
314,400E
314,550E
314,700E
314,850E
PIT LIMIT
- Phase 2 -
PIT LIMIT
- Phase 1 -
PIT LIMIT
- Final Phase -
Explanation
>0.4 Au equivalent
0
150
300
Scale In Meters

Figure 4-16.

Cross Section Along 2,458,200 N.
Showing Ore Blocks – Looking North

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-24

Cerro San Pedro Project	Development Plan

2,457,600N
2,457,750N
2,457,900N
2,458,050N
2,458,200N
2,458,350N
2,458,650N
2200
2100
2000
1900
1800
1700
PIT LIMIT
- Phase 1 -
PIT LIMIT
- Phase 2 -
PIT LIMIT
- Final Phase -
TpSu
TpOx
Kg
Explanation
Fill Fill
Tr Rhyolite Tuff
TpOx Porphyry Oxide
TpMi Porphyry with Oxide/Sulfide
TpSu Porphyry Sulfide
KbMn Barreno Manganese Limestone
Kb Barreno Limestone
Kh Hospital Limestone
KgCa Begonia Carbonaceous Limestone
Kg Begonia Limestone
Fault
Drill Hole
g Ag/t
g Au/t
10 - 50
0.2 - 0.6
50 - 100
0.6 - 1.0
>100
>1.0

Figure 4-17.

Geologic Cross Section Along 314,325 E. Showing Drill Holes – Looking West

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-25

Cerro San Pedro Project	Development Plan

2,457,750N
2,457,900N
2,458,050N
2,458,200N
2,458,350N
2,458,500N
2,458,650N
2300
2200
2100
2000
1900
1800
1700
PIT LIMIT
- Phase 1 -
PIT LIMIT
- Phase 2 -
PIT LIMIT
- Final Phase -
Explanation
>0.4 Au equivalent
0
150
300
Scale In Meters

Figure 4-18.
Cross Section Along 314,325 E.
Showing Ore Blocks – Looking West

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-26

Cerro San Pedro Project	Development Plan

Kg
Begonia Limestone
TpSu
Porphyry
Sulfide
Kh
Hospital
Limestone
OUTLINE OF PIT
-Final Phase
at 2000 Level -
TpOx
Porphyry
Oxide
Kb
Barreno
Limestone
KgCa
Begonia Carbonaceous
OUTLINE OF PIT
- Phase 2 -
OUTLINE OF PIT
- Phase 1 -
TpMi
Porphyry
Mixed
TpMi
Porphyry
Mixed
Kh
Hospital
Limestone
Kb
Barreno
Limestone
N
0
200
400
Scale In Meters

Figure 4-19.

Map Showing Rock Type Classification – 2000 Level

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-27

Cerro San Pedro Project	Development Plan

OUTLINE OF PIT
- Final Phase -
OUTLINE OF PIT
- Phase 2 -
OUTLINE OF PIT
- Phase 1 -
2,458,650N
2,458,550N
2,458,450N
2,458,350N
2,458,250N
2,458,150N
2,458,050N
2,457,950N
2,457,850N
2,457,750N
2,457,650N
313,750E
313,850E
313,950E
314,050E
314,150E
314,250E
314,350E
314,450E
314,550E
314,650E
314,750E
Explanation
Positive Internal Cutoff
Block values greater then internal cutoff grade shown in red.
N
0
100
250
Scale In Meters

Figure 4-20.

Map of 2000 Level Showing Ore Blocks

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 4	September 2003	4-28

Cerro San Pedro Project	Development Plan

4.3 Geological Resource Estimate

4.3.1 Mineral Inventory

A mineral inventory for the RK estimating method was calculated for the model by rock type and is summarized in Table 4.10. Modeled voids for underground workings were accounted for in this inventory but no attempt was made to remove unmodeled voids, which are estimated at 600,000 tonnes.

Table 4.10

Glamis 2000 Model Mineral Inventory

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au

	Ktonne			Ktonne			Ktonne
Rock Type	s	Au	Ag	s	Au	Ag	s	Au	Ag

Barreno Ox	10,408	0.51	20.85	6,281	0.69	23.51	4,390	0.84	25.94
BarrenoMnOx	3,042	0.73	30.44	2,390	0.87	32.83	1,889	1.01	35.99
Hospital Ox	5,789	0.57	27.29	3,652	0.76	31.22	2,645	0.92	35.23
Begonia Ox	10,675	0.56	25.01	7,452	0.71	28.79	5,699	0.82	31.65
Begonia Carb	3,835	0.52	24.66	2,463	0.68	29.51	1,934	0.77	31.53
Porphyry Ox	89,353	0.48	15.87	58,709	0.60	19.30	40,494	0.71	22.08
Porphyry Mix	37,931	0.45	14.28	28,314	0.52	16.46	18,847	0.60	19.22
Porphyry Sulf	77,162	0.38	10.01	50,247	0.46	12.03	28,832	0.54	14.14
Rhyolite	191	0.64	17.34	181	0.66	17.69	166	0.69	18.24
Total	238,386	0.45	14.95	159,689	0.56	17.75	104,895	0.67	20.81

The RK resources are presented by Resource Classification in the Table 4.11. These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource.

4.3.2 Resource Classification

The resource estimate is classified on the basis of these parameters:

▪	Measured: All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

▪	Indicated: All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

▪	Inferred: All other estimated blocks.

All estimation parameters, such as mineralization controls, were respected.

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Cerro San Pedro Project	Development Plan

Within the confines of an engineered pit, these measured, indicated, and inferred classifications would translate into proven, probable, and possible categories respectively. This classification scheme adheres to standards set forth by Canadian and American securities authorities. The Mineral Resource is summarized at various cutoff grades by classification in Table 4.11, below.

Table 4.11

Mineral Inventory By Classification

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18
Total	238,386	0.45	14.95	159,689	0.56	17.75	104,895	0.67	20.81

The grade-tonnage relations are represented by Figures 4.21 and 4.22 at various cutoff grades for both gold and silver. The tonnage-grade curves shows the variation of grade with respect to the cutoff grade is relatively uniform for both metals. The tonnage, however, drops quickly as the cutoff grade increases from 10 to 30 g/t for silver. The tonnage drop for gold is not as pronounced as the cutoff grade increases.

Figure 4.21

Section 4	September 2003	4-30

Cerro San Pedro Project	Development Plan

Figure 4.22

4.3.3 Validation of Resource Estimate

Validation of the resource model was performed by inspecting various plan and sectional areas of the model. Comparisons of exploration data composites with the block model grade estimates were made to insure structural domains were adhered to and that model grades represented the local composite grade data. The behavior of the RK estimating method shows a close relationship between the block grades and the assay composite grades, which demonstrates that the model is valid and represents the Cerro San Pedro mineral deposit.

Five different estimation techniques have been used to estimate the CSP geological resources. Problems associated with the traditional modeling methods, such as ordinary kriging or inverse distance to a power, are that these methods tend to overly smooth grade and do not restrict unwanted interpolation of blocks without manually establishing physical limits, such as structural and/or rock boundaries. As such, tonnages may be overestimated and grades do not represent local information. The advantage of using the RK indicator kriging method is to limit the extent of grade interpolation within mineralized envelopes and to properly represent the grade within these mineralized zones. A comparison of the results between these resource estimation methods is presented in Table 4.12.

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Cerro San Pedro Project	Development Plan

Table 4.12

Comparison of Mineral Resource Using Different Estimation Methods

	Cutoff = 0.20 g/t Au

	% Difference	% Difference	Tonnes	Au	Ag	Au Equiv.	Ounces
Method	Tonnes	Ounces	(000)	(g/t)	(g/t)	(g/t)	Au Eq (000)

Restrictive Kriging (MRA)	0%	0%	238,386	0.45	14.9	0.71	5,454
Pack with ID3 (Cambior)	-17%	7%	197,800	0.50	16.2	0.80	5,080
Pack with OK (Cambior)	-16%	10%	200,200	0.48	15.4	0.76	4,900
Inv Dist^3 (ID3) (Cambior)	-6%	<1%	224,200	0.47	15.8	0.76	5,480
Ordinary Kriging (Cambior)	-1%	<-1%	235,800	0.44	14.9	0.71	5,420

Independent Mining Consultants (IMC) was requested to determine if any grade dilution should be incorporated into the resource estimate. The IMC study is included as Appendix 4.3. IMC does not foresee a requirement to apply a grade dilution factor or procedure to the Cerro San Pedro resource model. They further concluded that the model is probably somewhat conservative in grade, so that any further grade reduction due to dilution is not warranted.

4.3.4 Comparison with Previous Estimates

It is difficult to compare different resource estimates because the database information, estimation techniques, and grade interpolation parameters vary from one estimate to another. Comparing the Cambior and Glamis/MRA models is not a true “apples to apples” comparison due to these variations. Differences between these models are: the method used to adjust high grade data for the silver bias correction, the use of exploration data with sample recovery between 15 percent and 35 percent, and the RK method of grade interpolation. The Glamis/MRA model did not negatively adjust higher grade silver data for the bias correction, as strict use of the polynomial correction equation would have done. The bias proved to be real due to sample preparation that did not allow all the available metal to be reported in the exploration assay.

Table 4.13 represents the variation between the December 1998 resource estimate and the present estimate at a 0.2 g Au/t cutoff. The overall tonnage decrease by 30 percent between the current estimate and the earlier estimate is mainly a result of the estimation technique used. The gold and silver grades are, however, much higher in the current estimate. Silver bias correction applied to the pre-1997 assays in the database is the main factor for the increase of the silver grade.

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Cerro San Pedro Project	Development Plan

Table 4.13

Glamis/Cambior Mineral Resource Comparison

		September 1999 Cambior				August 2000 Glamis
		Cutoff = 0.20 g/t Au				Cutoff = 0.20 g/t Au
		$ 300/oz Au; $5.50/oz Ag				$ 300/oz Au; $5.25/oz Ag

		Tonnes	Au	Ag	Au Eq	Tonnes	Au	Ag	Au Eq
Rock Type	Code	(000)	(g/t)	(g/t)	(g/t)	(000)	(g/t)	(g/t)	(000)

Barreno Oxide	100	7,400	0.57	17.8	0.89	10,408	0.51	20.85	0.87
Barreno MnOx	101	2,400	0.79	28.5	1.31	3,042	0.73	30.44	1.26
Hospital Oxide	102	3,400	0.56	22.6	0.97	5,789	0.57	27.29	1.05
Begonia Oxide	103	9,800	0.64	23.6	1.07	10,675	0.56	25.01	1.00
Begonia Carbonaceous	104	3,600	0.62	25.9	1.09	3,835	0.52	24.66	0.95
Porphyry Oxide	105	83,600	0.52	17.7	0.85	89,353	0.48	15.87	0.76
Porphyry Mixed	106	33,700	0.47	15.1	0.75	37,931	0.45	14.28	0.70
Porphyry Sulfide	107	53,600	0.43	11.3	0.64	77,162	0.38	10.01	0.55
Tertiary Rhyolite	108	0	0.00	0.0	0.0	191	0.64	17.34	0.94
Tailings	109	400	0.63	26.8	1.13	N/A	N/A	N/A	N/A
Total		197,800	0.50	16.20	0.80	238,386	0.45	14.95	0.71
Contained Ozs (million)			3.19	103.03	5.08		3.45	114.6	5.45

4.3.5 Resource Potential

Although the present ore resource estimate was primarily based on the delineation of the potentially open-pit minable oxide-type mineralization, the potential exists for the exploration and development of other types of precious and base metal deposits in the district. The distribution of the mixed and sulfide type porphyry mineralization below the oxide-type porphyry material would tend to limit the extent of a possible open pit at depth. This would be due to higher stripping ratio at depth, generally lower Au and Ag grades associated with the mixed and sulfide porphyry, and the lower recoveries and higher process costs associated with these types of mineralization. For example, deep polymetallic sulfide ore bodies were mined by Asarco between 1925 and 1950, with a total production during this period reported as 2.1 million tonnes of massive sulfide-type ore grading 4.5 g Au/t, 325 g Ag/t, 5 percent Pb, 8.5 percent Zn, and 4 percent Cu. This mineralization remains unexplored at depth.

Section 4	September 2003	4-33

Cerro San Pedro Project	Development Plan

5. ORE RESERVES AND MINE PLANNING

5.1 Introduction

WLR Resources, working with MSX, developed mining reserves and a life of mine plan as described in the following sections. This mine plan forms the basis for all mining costs.

5.1.1 Economic Cone Input Parameters

Floating cone input parameters for this study used metallurgical recoveries, processing and mining costs derived from the results of Cambior metallurgical testing and historic Glamis operating parameters. Specialized mining software was used to evaluate the three-dimensional (3D) block model and to estimate economic mineable pit limits. Recovery, commodity prices, and operating cost criteria were varied to test the sensitivity of the resource to the key operating parameters. The base case commodity prices used were US $325 per ounce gold and $4.62 per ounce silver.

5.1.2 Economic Cone Evaluations

Mintec’s MEDSYSTEM software, using a Lerchs-Grossmann (LG) algorithm, was used to evaluate the Cerro San Pedro resource. The economic operating criteria defined by Metallica were input into the MEDSYSTEM LG program to produce ultimate pit limits. The LG program optimized pit limits with respect to location and ore grade of each block, metallurgical recovery of the ore, incremental capital for each tonne of ore, and mine operating parameters to strip waste and stack and process ore. The process costs include general and administrative (G&A) costs for the various types of mining/processing operations evaluated.

Commodity grade values were transformed into an equivalency grade/recovery value with porphyry oxide gold as the basis. This transformation simplified and sped the evaluation process. As with the grade equivalency, an average haulage cost was used to make the evaluation process more efficient, but cost differences were considered during the various stages of mining. Slope angle criteria for the LG runs were based on the C.O. Brawner Engineering report with flatter slope angles used to account for access roads into the resource.

5.1.3 Evaluation Input Parameters

The input parameters used for the MEDSYSTEM LG Pit include mining, processing, incremental capital, G&A, commodity price, pit slope angle, and metallurgical recovery. A mining cost for either waste or ore

Section 5	September 2003	5-1

Cerro San Pedro Project	Development Plan

was applied to all rock types. These costs were based on Metallica operating parameters from experience, manufacturer data, and from previous analysis performed by Glamis, Cambior, MRA, and IMC for a Cerro San Pedro resource study. Pit slope criteria follow guidelines established by C.O. Brawner Engineering. Process input criteria was established through internal and third party verification of the Cambior metallurgical test data for the various processing scenarios.

Each block in the model was evaluated to have a positive or negative value using the following criteria:

▪	The revenue per tonne of gold equivalency was calculated assuming the block was potentially ore material and applying the appropriate metallurgical recoveries and commodity price.

▪	The cost per tonne was calculated as the sum of the mining, processing, G&A, and incremental capital costs.

▪	The net value per tonne was calculated by subtracting the costs from the revenue.

The 3D LG algorithm uses this net value information to determine which blocks to mine as ore or waste. The ultimate pit, at a particular set of equivalency gold price, was determined by requiring the ore blocks within the pit shell to not only pay for their processing and G&A costs, but also their mining cost. Once the LG optimized shell of the pit is defined using the appropriate cost criteria, the reserves within that shell were compiled using internal cutoffs, based on only the processing and G&A costs applied to each rock type. Tables 5.1 and 5.2 provide details for the LG input parameters used. Table 5.1 shows the process recoveries by rock type and the associated processing costs. Table 5.2 presents some of the other economic, recovery and design information used as input parameters.

Table 5.1

Pit Limit Input Parameters - Process Recoveries and Processing Costs

	Total		Recovery	Silver		Recovery	Processing
Rock Type		(%)			(%)		Cost

Porphyry Oxide		75			40		1.01
Porphyry Mixed		30			40		1.80
Porphyry Sulfide		20			30		1.80
Begonia Limestone		55			25		1.01
Hospital Limestone		35			10		1.01

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Cerro San Pedro Project	Development Plan

Pit Limit Input Parameters - Process Recoveries and Processing Costs

	Total		Recovery	Silver		Recovery	Processing
Rock Type		(%)			(%)		Cost

Barrano Limestones & MnOx		20			5		1.01
All other rock types (waste)		0			0		n/a

Table 5.2

Pit Limit Input Parameters - Other Economic Values and Slope Angles

Parameter	Value

Gold Price	$325 / oz
Silver Price	$4.62 / oz
Refining recovery for gold	99.50%
Refining recovery for silver	98.00%
Freight and refining cost for gold	$3.00 / oz
Freight and refining cost for silver	$0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$0.97 /	t
Mining cost – waste	$0.85 /	t
General and administration cost	$0.20 / t-ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

The economic parameters presented above have been estimated by Metallica and have provision for possible contract mining at Cerro San Pedro. All prices and costs are in U.S. dollars.

Contours of the resulting pit shell are presented in Figure 5.1.

Additional floating cone (FC) analyses were conducted to reconfirm the mine development sequence and starter pit geometries using the latest cost and recovery parameters. The FC algorithm was used for this part of the study because it was faster than comparable LG runs and yielded similar results, especially for the internal phases.

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Cerro San Pedro Project	Development Plan

313900
314100
314300
314500
314700

N

Figure 5-1.

Lercs–Grossmann (LG) Pit Shell

Washington Group International

0 100 200

Scale In Meters

Section 5	September 2003	5-4

Cerro San Pedro Project	Development Plan

5.1.4 Evaluation Verification

Independent checks of the pit optimization process have been made for the Cerro San Pedro deposit. All checks used the geologic block models provided by Cambior; however, grade models used were assembled by Cambior or MRA as explained in the previous Section 4 of this report. The independent checks used different pit optimization software, considered a different commodity price as a base, and considered different rock types as ore material. The first verification was made by Independent Mining Consultants (IMC) using the Cambior geology/grade model and a Floating Cone method of determining economic shells. The IMC report noted the sensitivity to this deposit with regard to commodity price, given that the majority of the resource material is near the economic cutoff grades calculated for the current precious metals market. Verification by Cambior was through extensive evaluation of the Cerro San Pedro deposit utilizing the Whittle LG software as reported in its 1999 Feasibility Study. The final verification was performed by Mine Reserves Associates for Glamis. MRA utilized the Cambior geologic model, the MRA generated grade model, and the MEDSYSTEM LG evaluation software to generate economic shells. No significant difference was recognized between the various modeling techniques or by the evaluation software used. The results between verifications varied, but the variations were a result of testing the resource for different commodity price and by material designation for ore types. The various methods revealed total material quantities of nearly 120 million total tonnes and nearly 50 million tonnes of ore, when considering the porphyry oxide and limestones with favorable metallurgical characteristics. Glamis proceeded confidently with its evaluation of the resource given the level of verification this deposit has received.

5.1.5 Final Pit Design Parameters

A final mineable pit was developed by WLR Consulting, Inc. with Metallica involvement. Slope angles used for the design held to criteria established in the C.O. Brawner Engineering report dated August 18, 1999, attached in Section 4.0 of the Appendix. Final highwall slope angle criteria also accounted for wall height and proximity to haul roads for overall highwall slope angles and the time the wall would be exposed during active mining operations. Road geometry considered adequacy for the expected equipment fleet to be used for width and performance characteristics up to the maximum gradeabilty. Maintaining haulage ramps to a maximum of 10 percent has been proven to maintain fleet performance and equipment longevity, and was used as the maximum allowable grade except on the lowest 4 benches mined at the end of the project. Minimum pushback widths accounted for fleet access and mobility within the active mining areas. The key design parameters are shown in Table 5.3.

Section 5	September 2003	5-5

Cerro San Pedro Project	Development Plan

Table 5.3

Pit Design Parameters

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10m
Vertical Interval between Catch Benches	20m
Catch Bench Width (toe to crest):
North & West Wall	8.6m
East Wall	10.3m
South Wall	9.2m
Designed Road Width	30m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55m
Minimum Mining Width	30m

Pit design not only considered purely operational concerns such as highwall slopes, ramp placement, and phase pit geometry, but also encompassed protection of important historical buildings in the village of Cerro de San Pedro. The pit exits at the 2070 slot on the west allows for ore delivery to the leach pad and to haul waste for initial haul road construction and to a secondary west waste stockpile area. The pit has another primary exit to the east at the 2120 elevation to allow delivery of waste to the primary east waste stockpile area. The final pit is designed to respect the protection boundary set by the Instituto Nacional de Antropologia e Historia (INAH) to protect historic structures. The pit design incorporates haul placement in the pit immediately adjacent to the INAH protection boundary to further buffer the village from long-term highwall exposure. In addition, design of the phased mine plan includes mining slots along the INAH boundary. Mining during the early phase buffers the structures during later mining phases in the higher slopes above the INAH area. Incorporating protection for the INAH structures eliminates some economic ore on the eastern side of the mineralized area. Figure 5.2 shows the final pit design used in this study.

Section 5	September 2003	5-6

Cerro San Pedro Project	Development Plan

N

Figure 5-2.

Final Minable Pit Design

Washington Group International

0 100 200

Scale In Meters

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Cerro San Pedro Project	Development Plan

5.1.6 Final Pit Mineable Reserves

The final pit design was used to calculate the mineable reserves. Though economic pit shells considered only porphyry oxide and Begonia Limestone, the final mineable ore reported considers additional ore rock types. The additional ore rock types included Barreno and Hospital Limestone.

Ore material was subtracted from the mineable reserves to account for unsurveyed voids not included in the 3D block model. The estimate of the void material not included in the block model is based on the discrepancy between previous historic underground production and known voids. Subtracting known void quantities from the total historic production within the pit area yields the adjustment quantity. This difference is 600,000 tonnes, with an estimated average grade of the adjusted rock type, then subtracted from the final pit reserves.

A block value cutoff was applied to the reserves by the equivalency grade for ore rock types. Equivalency grade considered gold and silver commodity price as well as the metallurgical recovery of the various ore types. Finally the equivalency was related to porphyry oxide as the base ore type. All blocks below the equivalency cut-off were calculated as waste material.

The mineable reserve estimates presented in this section are based on proven and probable material above internal net smelter return (NSR) cutoff grades that vary according to processing costs (which were assigned by rock type). An NSR cutoff of $2.12/t was used to define ore for Porphyry mixed and porphyry sulfide rock types; all other material was based on a $1.33/t NSR cutoff grade. (The internal cutoff grade is based on incremental ore haulage, processing, and general/administration costs, but excludes the mining cost in its calculation.)

Tables 5.4 and 5.5 show the breakdown of the mineable reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits shown in Figure 5.2. All inferred material was treated as waste.

Section 5	September 2003	5-8

Cerro San Pedro Project	Development Plan

Table 5.4

Mineable Reserve Summary by Classification @ $325 Au

Classification	Ore (ktonnes)	Au	Ag	Waste (ktonnes)	Total Material

Proven	58,871	0.59	23.9	46,208	105,079
Probable	2,199	0.61	26.6	14,780	16,979
Inferred	—	—	—	13,086	13,086
Total	61,070	0.59	24.0	74,074	135,144

Total mineable reserves at prices of $325/oz Au and $4.62/oz Ag are estimated at 61 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes.

Table 5.5

Mineable Reserve Summary by Rock Type @ $325 Au

Material	Ore	Au	Ag	Waste	Total

Porphyry Oxide	44,477	0.54	20.7	1,582	46,059
Porphyry Mixed	5,268	0.72	27.7	1,622	6,890
Porphyry Sulfide	966	0.90	40.2	625	1,591
Begonia Limestone	7,200	0.54	32.3	25,578	32,778
Hospital Limestone	1,574	0.68	39.6	23,179	24,753
Barreno Limestone	515	1.17	35.8	13,732	14,247
Barreno MnOx	1,074	1.24	43.6	2,270	3,344
Begonia Carbonaceous	—	—	—	4,683	4,683
Tertiary Rhyolite	—	—	—	304	304
Tailings	—	—	—	495	495
Total	61,070	0.59	24.0	74,074	135,144

Section 5	September 2003	5-9

Cerro San Pedro Project	Development Plan

The reserves are broken into bench levels and displayed in Table 5.6 Mineable Reserves – Sum of All Phases. This shows the distribution of ore grade and metal by bench elevation, giving an indication of the distribution by depth.

		ROM Ore
				Waste	Total	Strip
Level	O_Ktonnes	g Au/t	g Ag/t	w_Ktonnes	t_Ktonnes	Ratio

2270 Total
2260 Total				101	101
2250 Total				240	240
2240 Total				482	482
2230 Total	10	0.41	13.5	684	694	66.70
2220 Total	48	0.71	29.4	991	1,039	20.44
2210 Total	36	0.75	26.2	1,371	1,407	37.71
2200 Total	25	1.37	14.3	1,792	1,817	73.11
2190 Total	1	0.74	6.4	2,238	2,239	2,238.00
2180 Total				2,659	2,659
2170 Total	57	0.56	29.0	2,920	2,977	51.13
2160 Total	225	0.72	30.7	3,355	3,580	14.94
2150 Total	556	0.81	33.9	3,454	4,010	6.21
2140 Total	977	0.75	34.6	3,807	4,784	3.90
2130 Total	1,027	0.66	31.3	4,423	5,450	4.31
2120 Total	1,161	0.53	27.1	5,143	6,304	4.43
2110 Total	1,382	0.54	24.9	5,284	6,666	3.82
2100 Total	2,003	0.53	26.2	5,034	7,037	2.51
2090 Total	2,380	0.47	26.5	4,698	7,078	1.97
2080 Total	2,929	0.51	23.6	4,440	7,369	1.52
2070 Total	3,207	0.50	24.3	3,923	7,130	1.22
2060 Total	3,336	0.52	23.4	3,899	7,235	1.17
2050 Total	3,446	0.57	25.3	3,176	6,622	0.92
2040 Total	3,577	0.58	25.8	2,781	6,358	0.78
2030 Total	3,718	0.56	22.7	1,945	5,663	0.52
2020 Total	3,676	0.63	23.2	1,543	5,219	0.42
2010 Total	3,471	0.61	23.7	947	4,418	0.27
2000 Total	3,651	0.61	25.4	566	4,217	0.16
1990 Total	3,290	0.68	26.1	380	3,670	0.12
1980 Total	3,172	0.79	28.5	319	3,491	0.10
1970 Total	2,703	0.79	27.8	233	2,936	0.09
1960 Total	2,490	0.69	22.9	273	2,763	0.11
1950 Total	1,964	0.59	19.2	313	2,277	0.16
1940 Total	1,737	0.52	16.1	206	1,943	0.12
1930 Total	1,335	0.44	14.8	154	1,489	0.12
1920 Total	1,199	0.41	14.8	113	1,312	0.09
1910 Total	788	0.38	13.0	101	889	0.13
1900 Total	603	0.30	12.1	72	675	0.12
1890 Total	331	0.32	11.7	14	345	0.04
1880 Total	271	0.30	9.7		271
1870 Total	177	0.25	9.1		177
1860 Total	110	0.30	11.5		110
Grand Total	61,070	0.59	24.0	74,074	135,144	1.21

Section 5	September 2003	5-10

Cerro San Pedro Project	Development Plan

5.2 Mine Planning and Production Schedule

The Cerro San Pedro Pit was developed by WLR Consulting with Metallica input utilizing a 3D LG methodology based on a $325 per ounce gold price and $4.62 per ounce silver price. The large tonnage, low-grade nature of the deposit dictated the use of large-scale open pit mining methods for efficient and cost effective mine development. The Cerro San Pedro Pit was divided into three phases to provide early ore production, spread stripping throughout the mine life, build to a sustainable annual ore quantity, and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year. The mining schedule was based on an average annual ore production of 7 million tonnes of ROM material, with a maximum total production not to exceed 20 million tonnes. The life of the mine spans nine years including preproduction (PP) and partial production in Year Nine.

5.2.1 Phase Designs

Phase designs attempted to divide the deposit into equal ore-bearing volumes, based on LG pit runs at various gold prices. Mineable phase pit design parameters are the same as used for the ultimate pit design.

Subdividing the ultimate pit into smaller mining units improves the stripping ratio and ore grade in the early years. The three mining phases include internal and external access from the mining areas for ore and waste haulage. Table 5.7 summarizes the tonnage from each of the phases. Maps showing the limits of Phase 1, Phase 2, and Phase 3 (the ultimate pit) are presented in Figures 5.3, 5.4, and 5.5, respectively. The LG phase pits adhere to the INAH boundary.

Table 5.7

Summary of Final Mining Phase Tonnages

Mining	Ore Tonnes	Gold Grade	Silver Grade	Waste Tonnes	Total Tonnes	Strip
Phase	(000)	g Au/t	g Ag/t	(000)	(000)	Ratio

Access	50	0.68	43.1	701	751	14.02
1	8,563	0.71	26.3	11,074	19,637	1.29
2	14,608	0.59	28.0	22,727	37,335	1.56
3	37,849	0.56	21.9	39,572	77,421	1.05
Total	61,070	0.59	24.0	74,074	135,144	1.21

Section 5	September 2003	5-11

Cerro San Pedro Project	Development Plan

Phase 3 represents the ultimate mineable pit design based on the economic pit shell and the other phases are contained within this final pit wall configuration. The access phase requires construction with a fleet of equipment that is smaller than will be utilized for production mining operations. This phase will establish access to the mine area and adequate starter working areas for the mining fleet. The smaller fleet will be used for the duration of mining. Both Phases 1 and 2 finalize a portion of the ultimate highwall during operation.

Phase 1 targets early removal of high grade ore and operates for three years. It includes approximately 6.5 million tonnes of preproduction stripping and provides the first two years of ore. This phase operates between the 2220 and 2010 elevations. Phase 2 also begins during preproduction stripping, operates for six years and provides five years of ore. It operates between the 2270 and 1930 elevations. Phase 3 begins in Year Three, operates for over six years, and provides ore in each year. This phase operates between the 2190 and 1860 elevations.

Section 5	September 2003	5-12

Cerro San Pedro Project	Development Plan

N

Figure 5-3.

Phase 1 Pit

Washington Group International

0 100 200

Scale In Meters

Section 5	September 2003	5-13

Cerro San Pedro Project	Development Plan

N

Figure 5-4.

Phase 2 Pit

Washington Group International

0 100 200

Scale In Meters

Section 5	September 2003	5-14

Cerro San Pedro Project	Development Plan

Figure 5-5.

Phase 3 Pit – Ultimate Pit

Washington Group International

0 100 200

Scale In Meters

Section 5	September 2003	5-15

Cerro San Pedro Project	Development Plan

5.2.2 Production Schedule

The schedule was generated by WLR Consulting based on reserves within the designed pit phases using the following parameters and guidelines:

▪	Total annual production of ore tonnes of approximately 7.5 million tonnes.

▪	Production of total tonnes moved at a target rate not to exceed 20.2 million tonnes per year.

▪	An equipment fleet to take advantage of bulk unit cost economies, work within a minimum mining width of 55 meters, minimize loading machines, and keeping equipment needs constant through out the mine life.

▪	Minimize initial prestripping and construct a mine access road to the pit in the preproduction period.

▪	Target of 350,000 tonnes of ore in preproduction for overliner bedding material for the leach pad.

▪	Gradual ramp up of tonnage rates in preproduction and Year 1.

▪	Target high grade and low stripping in early period and maintain consistent grades thereafter.

▪	Mine access road slot on 2070 bench as during preproduction activities.

Using the production schedule provided by Metallica and using the production parameters in Table 5.8, Washington Group calculated the equipment and manning requirements for the mine.

Section 5	September 2003	5-16

Cerro San Pedro Project	Development Plan

Table 5.8

Production and Equipment Parameters

Production Parameters
Annual Ore Production Rate, tonnes	7,500,000
Scheduled Operating Days per Week	6
Scheduled Operating Days per Year	303
Density (loose)	1,852 kg/LCM
Density (Bank)	2,500 kg/BCM
Operating Parameters
Effective Hours
Months 1-12	85%
Effective Hours/Shift	6.8 hrs
For 25 cm Hydraulic Shovel:
Bucket Capacity	10.7 LCM
Fill Factor	95%
Shovel Loading Cycle (per swing)	0.75 min
Availability (with Sunday maintenance)	85%
For Cat 785 Haul Trucks
Capacity	140 tonnes
Availability (with Sunday maintenance)	85%
Truck Speed Limits *
Flat, Loaded, Empty	45 KPH
Uphill, Loaded Empty	45 KPH
Downhill Loaded	31 KPH
Downhill Empty	40 KPH

*Truck speeds determined using Caterpillar handbook

Hydraulic shovels were chosen as primary loading units instead of an all-wheel-loader fleet to reduce loading costs and increase productivity. The use of hydraulic shovels was chosen versus electric shovels to minimize the capital cost and powerline network required for the mine site, provide the flexibility required in mining three phases, and provide a productive match with 140-tonne trucks. The 140-tonne haul trucks were selected as the largest practical truck that would operate in the Cerro San Pedro resource and provide favorable unit costs due to the economies of scale. Initial pit development will be performed with an 11.5 cm front end loader and 90-t trucks. This fleet will be kept on site to provide flexibility as the pit is developed

In general, no backfilling of the pit is planned for economic purposes, although areas along the edges of the pit will be filled to provide short haul dump access. As mining progresses, minor filling of the pit will be required on a bench by bench basis as underground voids are encountered and to provide temporary access. The mine schedule was completed using an Excel spreadsheet. The detailed mine schedule is summarized by year in Table 5.9.

Section 5	September 2003	5-17

Cerro San Pedro Project	Development Plan

Table 5.9 Annual Production Summary

CERRO SAN PEDRO
SUMMARY PRODUCTION SCHEDULE

		PreProd	Year 1	Year 2	Year 3	Year 4	Year 5

Pad Liner
Tonnes	000 t	373			380
Head Assay Au	g/t	1.27			0.78
Head Assay Ag	g/t	45.69			29.10
Contained Au	oz	15,260			9,525
Contained Ag	000 oz	548			356
Ultimate Au Recovery	%	29%			44%
Ultimate Ag Recovery	%	6%			13%
Total Recovered Au	oz	4,388			4,157
Total Recovered Ag	000 oz	32			45
Au Production	oz		4,388		4,157
Ag Production	000 oz		32		45
ROM Ore
Tonnes	000 t	178	5,501	7,502	7,118	7,501	7,498
Head Assay Au	g/t	0.25	0.66	0.60	0.55	0.57	0.50
Head Assay Ag	g/t	44.17	24.97	31.21	23.80	21.55	22.84
Contained Au	oz	1,420	116,475	144,760	126,055	138,202	120,330
Contained Ag	000 oz	253	4,416	7,528	5,447	5,197	5,507
Au Recovery	%		50%	60%	70%	68%	70%
Ag Recovery	%		33%	28%	37%	37%	36%
Recovered Au	oz		59,391	87,519	87,675	93,309	83,897
Recovered Ag	000 oz		1,547	2,091	2,031	1,938	2,008
Total Ore
Tonnes	000 t	551	5,501	7,502	7,498	7,501	7,498
Head Assay Au	g/t	0.94	0.66	0.60	0.56	0.57	0.50
Head Assay Ag	g/t	45.20	24.97	31.21	24.07	21.55	22.84
Contained Au	oz	16,681	116,475	144,760	135,580	138,202	120,330
Contained Ag	000 oz	801	4,416	7,528	5,803	5,197	5,507
Au Recovery	%		48%	60%	68%	68%	70%
Ag Recovery	%		30%	28%	36%	37%	36%
Recovered Au	oz		63,779	87,519	91,831	93,309	83,897
Recovered Ag	000 oz		1,580	2,091	2,076	1,938	2,008
Total Waste
Tonnes	000 t	6,701	14,700	12,700	12,700	12,700	10,400
Total Material
Tonnes	000 t	7,252	20,201	20,202	20,198	20,201	17,898
Strip Ratio	(W:O)	12.16	2.67	1.69	1.69	1.69	1.39

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Year 6	Year 7	Year 8	Year 9	Year 10	Total

Pad Liner
Tonnes	000 t						753
Head Assay Au	g/t						1.02
Head Assay Ag	g/t						37.32
Contained Au	oz						24,785
Contained Ag	000 oz						904
Ultimate Au Recovery	%						34%
Ultimate Ag Recovery	%						9%
Total Recovered Au	oz						8,544
Total Recovered Ag	000 oz						77
Au Production	oz						8,544
Ag Production	000 oz						77
ROM Ore
Tonnes	000 t	7,501	7,502	7,500	2,521		60,322
Head Assay Au	g/t	0.59	0.74	0.54	0.33		0.58
Head Assay Ag	g/t	24.63	27.49	17.87	12.10		23.83
Contained Au	oz	141,522	178,962	130,687	27,096		1,125,510
Contained Ag	000 oz	5,940	6,630	4,309	980		46,209
Au Recovery	%	67%	61%	56%	85%		63%
Ag Recovery	%	36%	37%	43%	66%		36%
Recovered Au	oz	95,502	108,541	72,633	23,126	1,809	713,402
Recovered Ag	000 oz	2,167	2,466	1,833	645	78	16,805
Total Ore
Tonnes	000 t	7,501	7,502	7,500	2,521		61,075
Head Assay Au	g/t	0.59	0.74	0.54	0.33		0.59
Head Assay Ag	g/t	24.63	27.49	17.87	12.10		23.99
Contained Au	oz	141,522	178,962	130,687	27,096		1,150,295
Contained Ag	000 oz	5,940	6,630	4,309	980		47,112
Au Recovery	%	67%	61%	56%	85%		63%
Ag Recovery	%	36%	37%	43%	66%		36%
Recovered Au	oz	95,502	108,541	72,633	23,126	1,809	721,946
Recovered Ag	000 oz	2,167	2,466	1,833	645	78	16,882
Total Waste
Tonnes	000 t	2,250	800	925	198		74,074
Total Material
Tonnes	000 t	9,751	8,302	8,425	2,719		135,149
Strip Ratio	(W:O)	0.30	0.11	0.12	0.08		1.21

5.2.3 Annual Plans

A set of annual mining plans was developed using the mining phases discussed in Section 5.2.1 and the production schedule discussed in Section 5.2.2. These plans were developed to ensure that there is access to all mining areas, and that there is adequate operating space for the equipment to meet the proposed annual production rates. The pre-mining topography and annual pit maps are presented as Figures 5.6 to 5.18 to illustrate the progression of mining in the Cerro San Pedro Pit as of the end of the selected period. The following paragraphs briefly describe the important aspects of the mining during each period.

Pre-Mining Topography

The current pre-mining area contains existing exploration, drill, and access roads that will facilitate the construction of new longer roads to accommodate haul trucks, blasthole drills, etc.

Section 5	September 2003	5-18

Cerro San Pedro Project	Development Plan

Access Construction

The initial mine development will include the removal of 701,000 tonnes of waste material for construction of the ROM haul road and west dump area. Mining occurs down to the 2070 elevation. All material is placed as fill from the exit, pit at the 2070 elevation, down to the leach pad entrance near the 1980 elevation.

Run-of-Mine Ore Haul Road

The ore haul road will require more than 1.9 million tonnes of waste to complete. Initial prestrip waste from the mining operation will provide fill material for the haul road. Approximately 1.2 million bank cubic meters of road cut outside the pit will be required to construct the run-of-mine haul road. From the bottom of the road cut (2070 m elevation), the road will have an average 6 percent downhill grade to cross the San Pedro Creek bed at the 1980 m elevation. From the creek crossing, the road will then remain level, crossing a large multi-plate culvert crossing that will allow public traffic to Cerro de San Pedro to go under the mine haul road. The road cut, the creek crossing, and the road crossing will be completed during the preproduction year.

Preproduction

Stripping is the predominant activity occurring during this period. Approximately 500,000 tonnes of ore material will be generated during the second part of the preproduction phase. Approximately 350,000 tonnes of this material will be used to provide crushed bedding material on the pad if its characteristics meet engineered specifications. The remainder of the ore produced will be placed on the leach pad without being crushed. The strip ratio for this period is 12:1. Waste material will be used to construct the remainder of the ore haul road, establish the west waste dump, and establish the east waste dump. Mining occurs down to the 2130 elevation. Four haul trucks and one loading machine are required for the preproduction period.

Year 1

Stripping is accelerated during this initial production year of mining in the Phase 1 pit, providing approximately 5.5 million tonnes of ore. Phase 2 stripping is started during the period, with total waste being 14.7 million tonnes. The ore produced during this period will have a silver content of 24.97 g/t and 0.66 g/t gold. The waste material is moved to the east waste dumps. The stripping ratio for Year 1 is 2.67:1. Year 1 production skirts 75 to 100 m northwest of the INAH boundary, but is predominantly north of the important church structure down to the 2060 elevation, while Phase 2 is stripped down to the 2130 elevation. The mining fleet is increased to 4-90-t trucks and 6-140-t trucks with two hydraulic excavators and one front-end-loader loading the trucks. Due to longer haul distances during Year 2, proper

Section 5	September 2003	5-19

Cerro San Pedro Project	Development Plan

placement of waste in Year 1 is critical to ensure adequate waste removal and storage capacity exists in Year 2.

Year 2

Ore mining is shared evenly between Phases 1 (40%) and 2 (60%) during this period, totaling 7.5 million tonnes. The stripping ratio drops to a 1.69:1 ratio. Phase 2 stripping is over half the total material mined during this period, as the Phase 1 pit is completed with its low stripping requirements. Pit development encroaches no further that about 75 to 100 m north and west of the INAH boundary. Phase 1 is mined to completion to the 2020 elevation, while Phase 2 reaches the 2060 bench. Phase 2 is set to ensure future ore availability. Phase 3 stripping commences late in the year, reaching the 2190 level. Waste is placed in Phase II of the east dump during most of the year, with Phase III of the east dump beginning to be developed in the 4th quarter.

Year 3

Phase 2 supplies 80 percent of the ore and is mined through the 2010 bench. Phase 2 continues to be the primary source for ore, and over 80% of the stripping is from Phase 3. The stripping ratio remains at 1.69:1 and ore production is once again 7.5 million tonnes. The waste material is placed on the Phase II of the east dump. Mining in Phase 2 completes the 2010 bench while the upper benches on Phase 3 reach the 2120 elevation.

Year 4

Mining continues in both Phases 2 and 3. Pit access is now confined to the permanent exit ramps for waste and ore. Ore production is sustained at the 7.5 million tonnes targeted. Phase 2 provides nearly 50 percent of the ore produced during the period. Phase 3 stripping is well under way and prepared to yield sustaining ore production over the remaining mine life. Phase 2 is mined out by year’s end (reaching the 1970 bench), while Phase 3 is stripped down to the 2070 elevation. The strip ratio remains at 1.69:1 for the year. Again the operation is truck limited and continues to utilize all loading machines.

Year 5

Mining in Phase 3 (ultimate pit) is self-sustaining for ore production and the stripping ratio drops to 1.39:1 for the period. Long ore hauls continue to make the truck operation limited. Phase 3 mining reaches the 2020 level by the end of Year 5.

Section 5	September 2003	5-20

Cerro San Pedro Project	Development Plan

Year 6

The stripping ratio is 0.30:1 with all waste material going to Phase III of the east dump. Phase 3 mining progresses to the 1990 bench.

Year 7

Mining continues to be confined to Phase 3. The stripping ratio declines to 0.11:1 during this period. The long truck hauls define the production from the operation. Mining takes the pit down to the 1960 bench. From this point, the operation requires only one loading machine throughout the remainder of the mine life and truck requirements are also reduced.

Year 8

Mining continues during this year, producing 7.5 million tonnes of ore at a stripping ratio of 0.12:1. The pit reaches an elevation of 1920.

Year 9

The pit is completed in the second quarter year, producing 2.5 million tonnes of ore at a stripping ratio of 0.08:1. The pit reaches the final elevation of 1860.

A vertical, down-looking aerial photograph of the open-pit mine area is presented as Figure 5.18. This photograph shows the Barreno Hill area to the south, with its significant post-mining activity, and the village of Cerro de San Pedro in the southeast portion of the photograph. The outline of the ultimate, end-of-Year-9 design pit and the main haul roads within the pit are also shown in this figure.

Section 5	September 2003	5-21

Cerro San Pedro Project	Development Plan

Final Pit
Perimeter
San Pedro
Apostol
Church
N
0
100
200
Scale in Meters

Figure 5-6.

Final (Year 9) Design Pit on
Vertical Air Photo Base

Washington Group International

Section 5	September 2003	5-22

Cerro San Pedro Project	Development Plan

5.2.4 Stockpiles and Waste Dumps

A preproduction stockpile of 50,000 tonnes of ore will be located near the mine exit in the Barreno Hill area. A minimal working stockpile will be maintained until the ore haul road is completed.

Two waste dumps are planned, the east dump, north and east of the pit, and a smaller west dump west of the pit, to provide the shortest possible haul distances for waste material. All of the dumps were designed using a density factor of 1.85 tonnes per cubic meter and a dump face angle of 37 degrees.

The west dump will be established during initial mining operations, providing a short haul from the pit. Approximately 1.2 million tonnes of waste storage are available in the west dump, which will be exhausted during preproduction. Once completed, the dump could be used for explosives storage and/or as a refueling station for mine equipment.

Approximately 73 million tonnes of waste will be placed in the east dump, which will be constructed in three phases. The northern and eastern limits of this dump will be defined by the mine permit limit. Phase I will be established from the north pit exit at an elevation of 2200 m, extending eastward to the drainage coming from north of the dump limit. Phase II will extend eastward from Phase I at an elevation of 2200 m, blocking the drainage and tying into natural ground to the east. Phase III will be developed from the eastern mine exit to an elevation of 2150 m. Table 5.10 summarizes the waste dump distribution.

Table 5.10 Waste Dump Tonnage Distribution

	Haul Road		West Dump		East Dump

	Tonne	Elev.	Tonne	Elev.	Tonne
Period	(000)	m	(000)	m	(000)	Elev	Phase

Preproduction	1,212	Varies	1,339	2070	4,150	2200	I
Year 1					14,700	2200	I and II
Year 2					12,700	2200	II and III
Year 3					12,700	2200	II and III
Year 4					12,700	2120	III
Year 5					10,400	2140	III
Year 6					2,250	2140	III
Year 7					800	2150	III
Year 8					925	2150	III
Year 9					198	2150	III
Total	1,212		1,339		74,074

Section 5	September 2003	5-23

Cerro San Pedro Project	Development Plan

NOTE: Elevation is the highest dumping elevation for a particular year.

The original topography of the mine pit and waste dump area is presented in Figure 5.7. The end of Year 1, Year 2, and Year 9 (final pit) topography for the design pit integrated with the east and west waste dumps is presented in Figures 5.8, 5.9, and 5.10, respectively.

A waste rock management plan has been developed to minimize the very slight potential for acid generation within the waste dumps. The plan will involve encapsulating any potentially acid generating material with acid neutralizing waste rock. This plan is described in some detail in Section 11.

5.2.5 Blasting Design

The blasting program has been designed by MSX to maximize production while minimizing damage to final pit walls and minimizing peak particle velocity, fly rock, and air blast to sensitive structures in the village of Cerro de San Pedro. The design was developed to maintain an average production rate of 71,000 tonnes of material per day. Prior to operations a comprehensive blasting program will be developed with the assistance of consultants to ensure that all objectives are met. The blasting program will employ the latest modeling and monitoring technology available.

A contractor/supplier will perform all blasting activities, other than pattern design and quality control. This contractor will supply all the labor and equipment necessary to deliver and store explosive supplies, load and tie-in blast holes, and assist in the initiation of the blasts. In addition to the aforementioned activities, the contractor will assist in the acquisition of all the necessary permits and in the construction of the magazine site.

Drilling will utilize both 150 mm and 200 mm hole diameters with square patterns of 5.0 m and 6.6 m, respectively, a sub-drill of 1 m, and a bench height of 10 m. Ammonium nitrate in bulk form will be the primary blasting agent at an average powder factor of 0.15 kg/tonne. Current state of the art initiation and delay technology will be employed to ensure the success of the program objectives.

Section 5	September 2003	5-24

Cerro San Pedro Project	Development Plan

EAST WASTE DUMP
FINAL PIT OUTLINE
WEST WASTE DUMP
N
0 200 400
Scale in Meters

Figure 5-7.
Mine Area Base Topography

Washington Group International

Section 5	September 2003	5-25

Cerro San Pedro Project	Development Plan

EAST WASTE DUMP PHASE 1
EAST WASTE DUMP PHASE 2
EAST WASTE DUMP PHASE 3
FINAL PIT OUTLINE
WEST WASTE DUMP
N
0 200 400
Scale In Meters

Figure 5-8.
Annual Mine Plan and Dump Progression End of Year 1

Washington Group International

Section 5	September 2003	5-26

Cerro San Pedro Project	Development Plan

EAST WASTE DUMP PHASE 1
EAST WASTE DUMP PHASE 2
EAST WASTE DUMP PHASE 3
FINAL PIT OUTLINE
WEST WASTE DUMP
N
0
200
400
Scale In Meters

Figure 5-9.
Annual Mine Plan and Dump Progression End of Year 2
Washington Group International

Section 5	September 2003	5-27

Cerro San Pedro Project	Development Plan

EAST WASTE DUMP
PHASE 1
EAST WASTE DUMP
PHASE 2
EAST WASTE DUMP
PHASE 3
FINAL PIT OUTLINE
WEST WASTE DUMP
N
0 200 400
Scale In Meters

Figure 5-10.
Annual Mine Plan and
Dump Progression End of Year 9
(Ultimate Pit)

Washington Group International

Section 5	September 2003	5-28

Cerro San Pedro Project	Development Plan

5.2.6 Grade Control Procedures

The grade control program has three principal objectives:

▪	To forecast the grade and ore type that will be mined over the forecast period to optimize gold and silver production.

▪	To ensure that the material mined as ore meets the criteria required to be profitable and leachable.

▪	To provide information to the planning and operations personnel to be able to delineate the ore/waste contacts and maximize economic metal recovery.

To achieve these objectives, bench projection maps will be generated and updated with current assay results. These maps will be employed in mine planning for ore scheduling as well as in the planning of drill patterns and blast design. Quality control procedures will be established for drill-hole sampling, the handling of samples, recording of assay results, mapping of the ore/waste contacts, and the communication and layout of these results in the field. As mining progresses, geological mapping will be updated to insure mine development is based on the best available information.

Blast drill hole sampling procedures that have proven successful at existing mines will form the basis for the program at Cerro San Pedro Mine, and will be adjusted to reflect the operational differences.

The ore samples will be assayed for total and cyanide-extractable gold and silver at the on-site laboratory with results made available within 24 hours. These results will be mapped and laid out in the field prior to the advancement of mining the blasted material.

The Engineering Department of MSX will have primary responsibility for the grade control program and will use MEDSYSTEM, or similar, software for data collection, interpretation, ore estimation, ore block generation, grade control reports, etc.

Routine reconciliation analysis of the ore reserves will be performed by comparing the block model grades with the actual drill-hole sample assays. Reserve tonnage will be reconciled by comparing the block model data to the ore truck count.

Ore dilution may occur in three main areas:

•	Internal dilution is sub-economic material that is included in the ore block that cannot be economically separated.

Section 5	September 2003	5-29

Cerro San Pedro Project	Development Plan

•	Contact dilution occurs when the ore/waste contact cannot be clearly projected because it is irregular in nature.

•	Operational dilution results from operating practices that mix the ore and waste as a result of blasting, overdigging the contacts, poor floor grade control, etc.

Quality standards will be developed in each of these areas to minimize dilution of the ore without negatively impacting the economics of the project.

5.3 Self-Mining versus Contract Mining

Minera San Xavier solicited bids from firms capable of providing contract mining services for the Cerro San Pedro Mine. Minera San Xavier has selected Washington Group International as the contract miner.

Washington Group International has a long history of successful performance in contract mining and is currently operating mines in the United States of America, Venezuela, Germany, and Canada.

5.4 Mine Equipment

Mine mobile equipment requirements are based on the annual mine production schedule, mine shift schedules, and the equipment productivity estimates. Table 5.11 lists the major mine equipment fleet requirements.

Table 5.11

Major Mine Equipment Fleet Requirements

Equipment Type	PP	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5	Yr-6	Yr-7	Yr-8	Yr 9

Blast Hole Drill (171mm)	2	2	2	2	2	2	2	2	2	2
Hydraulic Shovel (10.7m3)	0	2	2	2	2	2	2	2	2	2
Front End Loader (11.5m3)	1	1	1	1	1	1	1	1	1	1
Haul Trucks (140 tonne)	4	6	8	8	8	7	7	7	7	6
Haul Trucks (90 tonne)	4	4	4	2	2	2	0	0	0	0
Water Trucks (68,000 lit)	2	2	2	2	2	2	2	2	2	2
Track Dozer (520 hp)	3	3	3	3	3	3	2	2	2	2
Tire Dozer (450 hp)	2	2	2	2	2	2	2	2	2	2
Motor Grader (4.88 m)	2	2	2	2	2	2	2	2	2	2

Section 5	September 2003	5-30

Cerro San Pedro Project	Development Plan

5.4.1 Base Production and Operating Parameters

Productivities per operating hour were estimated for the major mine equipment. Factors such as local conditions, labor skill levels and operational needs were considered.

Mine Shift Schedule

The mine work schedule will be three 8 hr shifts per day, 6 days per week. The mining operation will be idle on Sundays because of the close proximity of the village. If necessary, it will be possible to work on a restricted basis on Sundays, for example drilling or performing maintenance. The work schedule conforms with the most widely used work schedule in Mexico, which is to work forty-eight hours per week over a six-day period.

Productive Time per Day

Productive time per day is the actual time during a 24-hour period that the equipment is effectively producing. Productive time is equal to the total scheduled hours (24 hours per day, 6 days per week) minus nonproductive time. Nonproductive time is estimated at 17 percent of the scheduled time and includes allowances for shift change, lunch, and other operational delays. A utilization factor of 83 percent is used for the mining cost estimate.

Scheduled Time per Year

The mine is scheduled to operate 6 days per week and observe 9 holidays during the year for a total of 303 operating days scheduled. The scheduled operating time per year totals 7,272 hours (303 days x 24 hours per day).

The scheduled operating time is adjusted during the first year of operation to reflect operating conditions during start-up such as operator training and opening working faces in the mine. Table 5.12 summarizes the productive time per day after the application of the scheduled operating delays.

Table 5.12

Effective Operating Time Per Day

	Efficiency	Productive Time	Productive Time
Time	Factor During	per Shift	per Day

Pre-production - access	80%	5.3	15.9
Pre-production - development	90%	6.0	18.0
Month 10 – L.O.M	100%	6.4	19.2

Section 5	September 2003	5-31

Cerro San Pedro Project	Development Plan

Note:	(1) Calculation does not reflect the effects of equipment availability.

(2) The calculation assumes “Hot Changes”

Material Characteristics

The material characteristics used for calculating mine equipment productivities were based on a composite average of the rock types within the pit limits. The parameters are summarized below:

Dry Bank Density (tonnes/m3)	2.5
Material Swell Factor (%)	35
Moisture Content (%)	2
Dry Loose Density (tonnes/m3)	1.81
Wet Loose Density (tonnes/m3)	1.85

The moisture content is an estimation of the average moisture contained in the blasted rock. The density of wet loose material was used to calculate haul truck payload limits and travel speeds. All equipment productivity is reported in tonnes per hour.

Operating Requirements

Productivities were calculated using vendor modeling software, vendor estimates, and operating experience with this equipment. The resulting productivities were used to determine the following parameters for each year of the project:

Operating Hours	=	Required Production (tonnes) / Productivity per Unit (tonnes/hr)
Total Fleet	=	Operating Hours / (Scheduled Hours/Unit) (MA) (UA)
Fleet Utilization	=	Operating Hours / (Total Fleet) (Scheduled Hours/Unit)
Operators	=	(Total Fleet) (# of Crews) (Fleet Utilization)

“Scheduled Hours/Unit” refers to the scheduled operating hours per unit per period of time that the equipment is mechanically able to work.

“MA” refers to the mechanical availability of the equipment. The plan to cease operations on Sunday while performing maintenance allows for this availability throughout the mine life.

“UA” refers to the utilization factor as described previously

Section 5	September 2003	5-32

Cerro San Pedro Project	Development Plan

The fleet utilization is equal to the product of MA and UA. The number of units in each fleet was rounded up to a whole unit so that the actual fleet utilization is not greater than the maximum allowable fleet utilization.

“Crew” refers to the number of work crews. The number of operators was based on the number of operating units, not the total number of units in the fleet. The number of operators was rounded from 0.2, i.e ., 5.2 = 6 operators.

The total fleet calculation represents the optimum number of units required to meet the production needs during a given period of time. These fleet calculations were used to determine the initial, sustaining and replacement capital costs.

5.4.2 Equipment Operating Requirements

This section contains the equipment productivity estimates and equipment requirements for drilling, loading, and hauling. Table 5.13 summarizes the scheduled operating time per year per major piece of equipment. The scheduled hours do not consider mechanical availability, utilization of equipment or inefficiencies experienced during the operations startup period.

Table 5.13

Annual Scheduled Time (Hours)

Time Period	Drills	Shovels	Haul Trucks

Preproduction	4,752	4,752	4,752
Year 1	7,272	7,272	7,272
Year 2	7,272	7,272	7,272
Year 3	7,272	7,272	7,272
Year 4	7,272	7,272	7,272
Year 5	7,272	7,272	7,272
Year 6	7,272	7,272	7,272
Year 7	7,272	7,272	7,272
Year 8	7,272	7,272	7,272
Year 9	2,640	2,640	2,640

Note:	Hours do not account for Mechanical Availability and Utilization The duration of the preproduction period is 9 months

Section 5	September 2003	5-33

Cerro San Pedro Project	Development Plan

It should be noted that the hours during the preproduction period reflects less productive hours; months 1 – 6 assume 80 percent efficiency and months 7 – 12 assume 90 percent efficiency. Year 1 through the life of the mine assume 17.8 operating hours per day.

Drilling

The drilling fleet was determined based on a production rate of 20.2 Mt per year, the highest scheduled annual production rate, 10 meter bench heights, drill patterns of 5.0 and 6.6 meters as described in section 5.2.5, and a subdrill of 1-m. In addition to the aforementioned, the mechanical availability and the use of that available time has been considered. Drilling operations can be tailored to meet a variety of production levels by adding a 7th day to the operating schedule. Table 5.14 summarizes the drilling input parameters used to calculate drill fleet requirements within the standard 19.8-hour per day operating schedule.

Table 5.14

Parameters	Drills

Hole Diameter (mm)	150	200
Bench Height (m)	10	10
Subdrill (m)	1	1
Burden (m)	5.0	6.6
Spacing (m)	5.0	6.6
Bank Density (tonnes/m3)	2.5	2.5
Rock Mass per hole (tonnes)	620	1,090
Drilling Rate (m/hr)	35	35
Rock Mass Drilled per hour (tonnes/hr)	1,637	2,879
Scheduled Drill Hours per Year	7,272	7,272
Mechanical Availability (MA)	85%	85%
Utilization	83%	83%
Annual Drill Capacity per Machine (ktonnes)	8.398	14,770

An effective one m of sub-drill is assumed due to the amount of broken ground that will be encountered in the pit area.

Section 5	September 2003	5-34

Cerro San Pedro Project	Development Plan

Loading

Loading requirements were based on maintaining two fleets, a fleet of 90-tonne trucks loaded by a 11.5 m3 front end loader, and a fleet of 140-tonne trucks loaded by two 17 m3 hydraulic excavators. For this estimate, a CAT 992G loader was used to load a fleet of Cat 777 trucks, and O&K RH120 excavators were used to load Cat 785 trucks. A mechanical availability of 85 percent and a utilization of 83 percent were used for these fleets. Table 5.15 summarizes the input parameters used.

Table 5.15

Theoretical Shovel Productivity

Bank Density (tonnes/m3)		2.5
Swell Factor ( %)		35
Loose Density (tonnes/m3)		1.85
Bucket Capacity (m3)	11.5		17
Tonnes per Pass	18		28
Passes per Truck	5		5
Tonnes Per Truck	90		140
Time per Pass (min.)	.75		0.6
Truck Spot Time (min.)	0.75		0.75
Total Load Time (min.)	4.50		3.75
Tonnes per Hour	1,040		1,941
Scheduled Hours per Year	7,272		7,272
Mechanical Availability (MA)	85		85
Use of Availability (UA)	83		83
Annual Loading Capacity (ktonnes/yr/machine)	5,336		9,958
Combined Shovel Capacity (ktonnes/yr)		25,252

Hauling

The mine haulage fleet will consist of four 90-tonne trucks and up to eight 140-tonne trucks. Truck productivity was calculated based on operating characteristics of trucks and an estimate of the actual haul profile the trucks will operate on an annual basis. The haulage productivities were estimated using a haulage software simulation program. Favorable short waste haul opportunities were not included in this study and will be incorporated as part of optimizing the mine plan in the future. An availability of 85 percent was used in the simulation to reflect the possibility of a used truck fleet being utilized at the Cerro San Pedro operation. Haulage fleet maintenance will occur during the planned Sunday down time.

Section 5	September 2003	5-35

Cerro San Pedro Project	Development Plan

Haulage profiles were developed for each bench of each phase from the phase plans. Loading, hauling, lime addition, and dumping components were an integral part of the estimated haulage times. Production utilizing annual available hours was then estimated by logically sequencing the phased pits over the life of the project.

The mine productivity required and the haul profiles associated with the annual production dictated the truck fleet requirements. Table 5.16 summarizes the haulage fleet requirements based on total modeled truck hours. The one-way haulage profiles ranged from about 1500 m to 2500 m for ore and from 700 m to 1700 m for waste. The vertical lift was from 0 to a maximum of 200 m.

Table 5.16

Haulage Requirements

		Fleet	Required
	Total Tonnes
Period	(000)	90-tonne	140-tonne

Pre-production	7,251	4	4
Year 1	20,200	4	7
Year 2	20,200	4	8
Year 3	20,200	2	8
Year 4	20,200	2	8
Year 5	17,900	2	7
Year 6	9,750	0	7
Year 7	8,300	0	7
Year 8	8,425	0	7
Year 9	2,717	0	6
Total	135,143

Mine Support Equipment

Mine support equipment refers to the portion of major mine equipment which is not directly responsible for production, but which is scheduled on a regular basis. Table 5.10 includes the support equipment fleet requirements and includes water trucks, track and tire dozers, and motor graders. Fleet sizes were estimated based on the operational need for a particular piece of equipment.

Section 5	September 2003	5-36

Cerro San Pedro Project	Development Plan

Maintenance

The maintenance program is based on the premise that planned maintenance, trades training, and a structured and disciplined preventive maintenance program will result in positive impacts on production and spending. The maintenance management system currently in place at existing operations operated by the mining contractor will be used for Cerro San Pedro. The system is integrated with materials management and cost accounting to optimize work scheduling and cost management. Maintenance planning personnel will administer the system.

Maintenance training will be a key element to the success of the project. Expatriate trainers with proven experience on the equipment that will be used will establish skills training programs for national employees. These programs will include factory-sponsored training, modular training based on equipment manufacturers programs, and scheduled training for all tradesman. The hydraulic shovels are of particular concern as there are few in Mexico and the experienced vendor support will more than likely have to be provided from outside the country.

Scheduled maintenance activities will include preventive maintenance programs based on engine hour intervals and major component pre-failure replacement. Preventive maintenance will include fluid changes, inspection, and wear part build-up. Mobile equipment will be repaired in the truck shop and track equipment will be repaired in the field. Due to the proximity to the city of San Luis Potosi, the option of using local shops to perform maintenance of light vehicles will be pursued.

Two lube/fuel trucks will transport the supplies to the equipment in the field to minimize production delays. A fuel station will be constructed near the truck shop for fueling equipment coming out of the shop, refilling the fuel truck, and for fueling gasoline fired vehicles.

Maintenance will be scheduled seven days per week, 24 hours per day. The scheduled shutdown of mining operations on Sundays will provide an opportunity to repair key production equipment without negatively impacting production.

5.4.3 Maintenance Facilities

The maintenance facilities are located near the entrance to the leach pad.

▪	Truck Shop (510 m2)

▪	Maintenance office and tool room space (340 m2)

▪	Warehouse (170 m2)

Section 5	September 2003	5-37

Cerro San Pedro Project	Development Plan

▪	Wash and fueling area

The location and general arrangement of the maintenance facilities is shown in Figure 2.2 in Section 2 of this study.

Truck Shop

The high-bay building section consists of three 7.25 m x 17 m bays. The building is a fabricated metal-clad steel structure resting on a concrete foundation. The dimensions of the bays in this shop are dictated by the requirement for 140 tonne haul trucks. A concrete pad (18 m x 30 m) in front of the building will be used for haul truck tire changing. The shop is divided as follows:

▪	Haul truck maintenance and repair bays (2 bays), and

▪	Dozer bay for tracked equipment (1 bay).

The shop floor is sloped to a drainage trench, which traverses the length of the shop with discharge to the water-oil reclaim system providing a safeguard against any accidental spillage from equipment. Automatic lube systems consisting of retractable hose reels, located between the high-bays, are piped to a centralized storage area outside the building. In addition to lubricant dispensing, an air compressor and small tools are provided. No machine tool type equipment is supplied, as these works will be performed in the San Luis Potosí area.

Wash and Fuel Pad

A wash pad, located near the truck shop, is provided to wash major mobile equipment prior to maintenance works. The concrete slab is designed to accommodate the 140-tonne mine haul trucks and is based on a similar facility at an existing mine operated by the mining contractor. The wash bay is equipped with high-pressure cold water units. Drainage of wastewater is through a trench connected to the adjacent settling basin and water-oil reclaiming system.

A 12 m x 21.5 m fuel pad next to the wash pad is provided to fuel mobile equipment. The floor is sloped to catch any spillage and channel it through a trench connected to the adjacent settling basin and water-oil reclaiming system for the wash pad.

An above-ground fuel storage system next to the fuel pad contains five 80,000 liter horizontal tanks and a 20,000 liter gasoline tank stores gasoline for small vehicles. The design criteria take into account that fuel is readily accessible from the San Luis Potosi area and can be conveniently transported to the site. Tanks are to be provided by the fuel supplier, PEMEX. For safety reasons and environmental considerations, the fuel and gasoline tanks are supplied with 110 percent containment spillage

Section 5	September 2003	5-38

Cerro San Pedro Project	Development Plan

protection. The area is lined with a membrane that is sandwiched between 150 mm layers of sand with 300 mm gravel topping for piping spillage and haul truck overfill protection.

Warehouse

The warehouse building is adjacent to the truck shop and includes shelving space for hardware-type material. The warehouse design criteria takes into consideration that agreements will be made with local suppliers to minimize inventories on site.

5.4.4 Explosive Storage

All the materials required for the blasting program will be stored on site in a federally approved magazine. This magazine site will be a secure facility composed of two magazine buildings and ammonium nitrate storage bins. One of the magazine buildings will be used to store all the class ‘A’ explosives. The other magazine building will be used to store a limited amount of ‘bagged’ ammonium nitrate and small-diameter cartridge explosives. The inventory levels will vary based on the production levels at any given time. The magazine site will be sized to handle the inventory required during the highest production period. The location of the explosive storage facility is shown in Figure 2.2 in Section 2 of this study.

All of the permits required for the blasting program will be held in the name of the company. All quality control and quality assurance issues related to the storage of blasting materials will be the responsibility of the company. The blasting materials inventory and supply will be the responsibility of a blasting contractor.

5.5 Mine Personnel

The mine personnel required to operate the Cerro San Pedro Mine are composed of the MSX salaried staff for the mine and processing operations as well as the mining contractor staff and daily rate personnel required to operate and maintain the equipment. A Mexican national contractor under the direct supervision of the mining contractor will perform the blasting operation. This contractor will be selected when the project receives final construction approvals.

Safe and productive operating techniques as well as standards of quality need to be established at the onset of the operation and maintained at a high level throughout the project life. In order to ensure that this takes place, a number of key supervisory and management positions will be filled by expatriate personnel. These positions will be nationalized as soon as practical.

Section 5	September 2003	5-39

Cerro San Pedro Project	Development Plan

The daily paid personnel will be composed of Mexican Nationals. It is the intention to fill as many of the positions as possible from the communities surrounding the project before recruiting from the rest of the country. The start-up phase of the operation will require a core of experienced personnel to ensure a safe and productive operation and assist in the training of the less experienced personnel.

5.5.1 Salaried Staff

The mine-related salaried staff requirements by operating year for the Cerro San Pedro Project can be seen in Table 5.17. Expatriate staff will be utilized in key positions to establish necessary programs and training standards. It is the intent to minimize the number of expatriate staff both in numbers and in duration of assignment. Specific training and development programs will be put in place to prepare national staff for the replacement of expatriates at the earliest appropriate time. Selection criteria of national staff will include the potential to advance into key positions initially occupied by expatriates.

Section 5	September 2003	5-40

Cerro San Pedro Project	Development Plan

Table 5.17

Mine, Maintenance, and Engineering Departments - Salaried Staff

	Pre-	Year	Year	Year	Year	Year	Year	Year	Year	Year
Job Title	strip	1	2	3	4	5	6	7	8	9

MSX personnel
General manager	X	X	X	X	X	X	X	X	X	X
Mine manager	X	X	X	X	X	X	X	X	X	X
Sr. Mine Engineer	1	1	1	1	1	1	1	1	1	1
Mine Engineer	1	1	1	1	1	1	1	1	1	1
Mine Technician	1	1	1	1	1	1	1	1	1	1
Sr. Geologist	1	1	1	1	1	1	1	1	1	1
Surveyor	1	1	1	1	1	1	1	1	1	1
Geology Tech.	2	2	2	2	2	2	2	2	2	2
Total MSX	9	9	9	9	9	9	9	9	9	9
Washington Group International
Administrative
Project manager	X	X	X	X	X	X	X	X	X	X
Clerk	1	1	1	1	1	1	1	1	1	1
Business manager	X	X	X	X	X	X	X	X	X	X
Hr/safety manager	1	1	1	1	1	1	1	1	1	1
Purchasing agent	1	1	1	1	1	1	1	1	1	1
Accounting clerk	1	1	1	1	1	1	1	1	1	1
Services supt.	1	1	1	1	1	1	1	1	1	1
Total	8	7	7	7	7	7	7	7	7	7
Mine operations
Shift supervisor	3x	1x/2	1x/2	1x/2	1x/2	1x/2	1x/2	3	3	3
Laborer	2	2	2	2	2	2	2	2	2	2
Total	6	6	6	6	6	6	6	6	6	6
Maintenance
Maint. Manager	X	X	X	X	X	X	X	1	1	1
Total	1	1	1	1	1	1	1	1	1	1
Engineering
Senior engineer	1	1	1	1	1	1	1	1	1	1
Surveyor	2	2	2	2	2	2	2	2	2	2
Total	3	3	3	3	3	3	3	3	3	3
Grand total - expatriate	11	10	6	6	6	3	2	2	2	2
Grand total - national	17	17	21	21	21	22	23	23	23	23
Grand total - salary	28	27	27	27	27	25	25	25	25	25
X = expatriate

Section 5	September 2003	5-41

Cerro San Pedro Project	Development Plan

5.5.2 Daily Paid Personnel

All daily paid personnel will be Mexican Nationals. As much as possible, these employees will be hired from Cerro de San Pedro and the surrounding areas. It is recognized that there is a requirement to have a core of experienced personnel in the operating and trades occupations in order to effectively commence mining and train less qualified personnel. Selection criteria for each job will be established, including experience, skill, education, etc., and a firm hiring protocol established. Training manuals and modular training programs will be established for each position.

The training and development of personnel during the early stages of the mining operation will impact the productivity per man-hour and therefore the manpower requirement. To account for this, a factor is applied to equipment operation that assumes 85 percent efficiency at the commencement of the project ramping up to a full day after the twelfth month. The planned daily paid manpower for the Mine and Maintenance Departments is summarized in Table 5.18.

Table 5.18

Mine and Maintenance Department Daily Paid Personnel

	Year

Job Title	PP	1	2	3	4	5	6	7	8		9

Total Mine Operations	55	62	62	60	60	60	38	38	38	38
Maintenance	20	23	23	23	23	22	16	16	16	16
Total Mine and Maintenance	75	85	85	83	83	82	54	54	54	54

*Blasting crew positions will be company employees, but assist blasting contractor personnel.

Section 5	September 2003	5-42

Cerro San Pedro Project	Development Plan

6. METALLURGY

6.1 Introduction

All statements, data, and conclusions in this Section are from the Glamis November 2000 Feasibility Study or the metallurgical reports used in the Glamis Feasibility Study.

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. The metallurgical testing described within this section of the report has supported Glamis’ conclusion that the porphyry oxide and begonia limestone ore types, which represent 85 percent of the total ore to be processed, can be processed effectively with conventional run-of-mine heap leach technology. These conclusions are further supported by independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates, which are included in Section 6.1 and 6.2 of the Appendix. In addition to the porphyry oxide and begonia limestone, metallurgical information for the other ore types is included in this section of the Development Plan.

Conventional run-of-mine heap leaching is the preferred processing option selected by MSX. Fine crushing of the ore has been considered for previous studies of Cerro San Pedro. Since the data is available, it is presented for the purpose of comparison.

Table 6.1 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations described herein.

Table 6.1

Key Metallurgical Parameters by Ore Type

	% Recovery (run-of-mine)		Reagent Consumption (kg/t)

Ore Type	Au	Ag	NaCN	Pebble Lime

Porphyry Oxide	75	40	0.30	3.0
Porphyry Mixed	30	40	0.60	6.0
Porphyry Sulfide	20	30	0.60	6.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.20	1.9
Barreno MnOx	19	5	0.20	1.9
Hospital Limestone	35	10	0.30	3.0
Weighted Average	62	34	0.33	3.3

Section 6	September 2003	6-1

Cerro San Pedro Project	Development Plan

6.1.1 Background

Metallurgical testing was conducted to provide adequate data to conduct a feasibility evaluation of the project, based on a large tonnage, low grade, heap leach development plan. The purpose and objectives of the metallurgical test work performed for the Cerro San Pedro project were to:

▪	Provide metallurgical characterization and understanding of the project ore reserves.

▪	Identify significant or fatal flaws.

▪	Establish metallurgical and plant design criteria.

▪	Establish an operating strategy.

▪	Define metal recoveries, leach kinetics, reagent consumption and operating costs.

▪	Establish criteria for a closure plan.

Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination. Tests were conducted for various particle sizes and test parameters. All references to particle size ( e.g. 13mm, etc.) throughout Section 6.0 refer to the 80 percent passing particle size, unless otherwise stated. Figure 6.1 is a flow chart representing the progression of test work from standard Phase I tests, followed by more specific tests in Phase II to better characterize metallurgical behavior.

6.1.2 Strategy for Developing Reliable Estimates of Recoveries and Reagent Consumption

Two characteristics of Cerro San Pedro ores required some additional test work to facilitate development of operating parameters.

First, the reserves include a significant amount of recoverable silver (Ag) with Ag-to-Au ratios in solution being high enough that, by industry standards, a Merrill-Crowe recovery plant would be indicated.

The second characteristic relates to cyanide soluble zinc contained within the ore, and its potential effect on carbon plant or Merrill Crowe operations. Zinc (Zn) at Cerro San Pedro is primarily in the form of either oxides or carbonates and only a small fraction as the less soluble Zn sulfides.

At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag); therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved. Typically Au recovery would be estimated by running bottle roll tests, generally at high solutions-to-solids ratios, to provide preliminary recoveries of precious metals. Scoping style bottle roll tests would be

Section 6	September 2003	6-2

Cerro San Pedro Project	Development Plan

Figure 6.1 Flow Chart of Metallurgical – Process Design Test

PHASE I
PHASE II
DESIGN CRITERIA DEVELOPMENT
METALLICA
McClelland Mexico
Mineralogy, Petrography, and Chemical Analysis
Bottle Rolls
Columns - with Carbon
• 150, 50, 32, 13mm
• Primarily Bulk Samples
Au and Ag
• Recoveries
• Leach Rates
CAMBIOR
Bottle Rolls
Columns - with Carbon
• 32, 13mm
• Bulk and Core Composites
Columns - Non-Standard
Chemical Lime, (32, 19, 13mm)
• No PM Recovery
• w/MC
– Late Stage
– Continuous
– Continuous w/Mature Solution
McClelland Nevada
Columns - Diagnostic
• Lime Consumption
• Ability to Maintain pH
Pebble Lime
• w/Carbon
• w/MC - Continuous
CN Solubility
Solution Chemistry
• Determination of CN Solubility Procedure for Ore Control During Operations
Ore Characterization (Bottle Stirs)
METCON Tucson
Solution Chemistry
• Optimum Crush Size
• Sensitivity Ranges
– CN Concentration
• Confirmation of Adequate Leach Characteristics
Met Balance at Existing Alcalde Vat Leach Operation
Solution Chemistry
RDI Denver
Diagnostic Leach
High Solids Bottle Stirs (HSBS) (Heap Simulation)
• Lime and Cyanide Consumption
Carbon Absorption of Au, Ag, Zn
Stripping Tests for Recovery of Zn
• Process Optimization
Mineralogy, Petrography, & Chemical Analysis
Ore Loading Vs Permeability SRK
Database Management R. Radzteta, Zuker
OTHERS
Solution Chemistry Unifield Engineering TIMES Ltd.
• Solution Heap Operation
– Solution Application Rate
– Lift Height
– Leach Cycle
Heap Modeling Unifield Engineering
PM = Precious Metals
MC = Merrill Crowe

Section 6	September 2003	6-3

Cerro San Pedro Project	Development Plan

followed up by column tests. A significant number of both of these standard tests were conducted separately on three of the main Cerro San Pedro ores: barreno, begonia, and porphyry oxide. Other investigations have focused on determining the viability of adding porphyry mixed and sulfide material as reserves, i.e. whether recoveries and reagent consumption would be favorable enough to allow inclusion of these materials as ore types.

Seven distinct ore types have been determined by different geological and metallurgical characteristics and are listed below denoting their respective portion of the deposit as discussed in Section 4.0. Porphyry oxide and begonia limestone are the two primary ore types that will be mined and processed under the plans developed in this development plan, along with small quantities of the other ore types. Table 6.2 summarizes the process tonnage by ore type.

Table 6.2

Process Tonnage by Ore Type

		Tons ore	Recoverable Au	Recoverable Ag
	Tons Ore	% of total	% of total	% of total

Porphyry Oxide	44,477,000	72.9	81.0	71.5
Porphyry Mixed	5,68,000	8.6	5.1	11.1
Porphyry Sulfide	966,000	1.6	0.8	2.2
Begonia Limestone	7,200,000	11.8	9.5	13.0
Barreno Limestone	515,000	0.8	0.6	0.2
Barreno MnOx	1,074,000	1.8	1.3	0.6
Hospital Limestone	1,574,000	2.6	1.8	1.4

No testing was performed on tailings from prior operations, which comprise approximately 0.5 percent of the potential available ore tonnes. Tailings were assigned a 40 percent recovery for both Au and Ag. Average reserve grades for tailings are 0.62 g/t Au and 29.0 g/t Ag. The majority of the tailings are composed of leach residues from former vat leaching operations.

Beyond the standard bottle roll and column tests, additional tests were conducted as shown in Figure 6.1 that further provide ore characterization information, assess solution chemistry issues, and provide information on kinetics and reagent consumptions. These tests also gave insight on the reliability of standard tests as a predictor of ultimate precious metals recoveries.

A detailed sulfide study was conducted on porphyry oxide, mixed and sulfide materials to relate quantitative/economic-driven metallurgical information with the qualitative geological classification to

Section 6	September 2003	6-4

Cerro San Pedro Project	Development Plan

determine ultimately which materials should be classified as ore or waste. A summary of the results of the Porphyry Sulfide Study is presented under the Related Investigations Section – Sulfide Study – Analysis of Porphyry Oxide, Mixed, and Sulfide Ore Types. Details of this study are included in Section 6.9 of the Appendix.

6.2 Review of Metallurgical Investigations prior to Metallica Resources, Inc.

Metallurgical work performed by Penoles for Fresnillo in 1989 through 1991 included bottle roll and column testing on porphyry oxide, porphyry mixed and sulfide, and limestone samples. Much of the mixed, sulfide, and limestone investigations, however, were conducted at very fine particle size and are not considered to be representative for potential heap leach recovery. Previous metallurgical test results for a porphyry oxide sample at particle sizes nearest the design size are shown in Table 6.3.

Table 6.3

Metallurgical Results - Porphyry Oxide – Peñoles Laboratory, 1990

			Calc. Head Grade		Recovery		Consumption
		Particle	(g/t)		(%)		(kg/t)
	#	Size
Test Type	Tests	(mm)	Au	Ag	Au	Ag	NaCN	Lime

Bottle roll	1	9.5	0.85	21	84.7	72.1	.132	2.0
Column	1	25.4	0.91	23	75.8	56.9	.601	6.3
Column	1	9.5	0.77	22	81.8	58.3	.536	5.7

Columns were run at 0.10% NaCN concentration for 45 days.

Bottle roll was run at pH of 10.57.

Peñoles proposed a design criteria of 0.137 kg/t NaCN, 5.0 kg/t lime, and 7.5 kg/t cement for agglomeration.

6.3 Description of Metallurgical Samples and Summary of Testing

Metallurgical testing has been performed on a total of 396 different samples (core, core composite, bulk, bulk composite, underground chip samples, and reverse circulation cuttings) collected throughout the known extents of the deposit. A complete listing of samples (for bottle roll testing and for column testing) appears in the Appendix and includes location, domain, and coordinate information. An additional table provides details of the samples that comprise the composite samples (both core and bulk).

Section 6	September 2003	6-5

Cerro San Pedro Project	Development Plan

Table 6.4 below summarizes the total number of tests by type of test and ore type that comprise the metallurgical data set. Figures 6.2, 6.3, and 6.4 provide locations of individual core samples, core composites, and non-core samples used for metallurgical testing, respectively.

Section 6	September 2003	6-6

Cerro San Pedro Project	Development Plan

Table 6.4

Metallurgical Test Work to Date for Cerro San Pedro

	Number of Tests

Type of Test	PO	BG	BA	Bam	All BA	H	PM	PS	Other	Total

≥ 13mm – Primary Data Set for Recovery/Reagent Estimates*:
Column Tests – Total	38	22	11	12	23	0	2	2	0	87
Bulk + bulk composites	(27)	(15)	(11)	(10)	(21)	(0)	(1)	(1)	(0)	(65)
Core + core composites	(11)	(7)	(0)	(2)	(2)	(0)	(1)	(1)	(0)	(22)
McClelland – Hermosillo (Metallica)	[16 ]	[7 ]	[8 ]	[0 ]	[8 ]	[0 ]	[1 ]	[1 ]	[0 ]	[33 ]
McClelland – Sparks (Cambior)	[22 ]	[15 ]	[3 ]	[12 ]	[15 ]	[0 ]	[1 ]	[1 ]	[0 ]	[54 ]
Bottle Roll Tests – Total	121	54	51	49	100	23	43	19	8	368
Bulk + bulk composites	(22)	(13)	(11)	(11)	(22)	(0)	(1)	(2)	(1)	(61)
Core + core composites	(99)	(41)	(19)	(23)	(42)	(14)	(42)	(17)	(7)	(262)
Underground chip	(0)	(0)	(21)	(15)	(36)	(9)	(0)	(0)	(0)	(45)
McClelland – Hermosillo (Metallica)	[61 ]	[25 ]	[6 ]	[1 ]	[7 ]	[1 ]	[18 ]	[12 ]	[1 ]	[125 ]
McClelland – Sparks (Cambior)	[60 ]	[29 ]	[45 ]	[48 ]	[93 ]	[22 ]	[25 ]	[7 ]	[7 ]	[243 ]
Bottle Stirs – METCON	65	36								101
High Solids Bottle Stirs – RDI	16	20					3	3	0	42

TOTAL	240	132	62	61	123	23	48	24	8	598

Research Tests ≥ 13mm	110	80			25					215
Bottle Roll Tests <13mm/McClel	0	22	31	14	45	3	0	5	1	76

TOTAL	350	234	93	75	193	26	48	29	9	889

*  Several samples with carbonaceous material and/or of lower grade than would be considered ore were also eliminated from this data set.

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Cerro San Pedro Project	Development Plan

Guadalupe
Pit Boundary
Princesa

N

Figure 6-2.

Metallurgical Sample Locations
Individual Core Samples

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

EXPLANATION

Ore Types	Relative Sample Size With Proportion by Ore Type
PO	0-10m
BG	11-20m
BA	>21m total
H	
PM	
PS

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Cerro San Pedro Project	Development Plan

Figure 6-3.

Metallurgical Sample Locations
Core Composites

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

EXPLANATION

Ore Types
- PO
- BG
- BA
- H
- PM
- PS

Composite "4 Series" (PORCOMP4, BEGCOMP4 and BARCOMP4)
- 0-10m
- 11-20m
- 21-50m
- >50m

Other Composites

Sulfide Series
- .2-.5
- .5-1.5
- 1.5-4.5
- >4.5

Other/From Drillholes
- Tbg-3
- Tp 97/102 H.S.
- Tp 97
- Tp 102

Underground Core
- UG31 (example)
- UG35 (example)
- UG4 (example)

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Cerro San Pedro Project	Development Plan

Guadalupe
Princesa

N

Figure 6-4.

Metallurgical Sample Locations
Non-Core Samples

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

EXPLANATION

Ore Types
- PO
- BG
- BA
- H
- PH
- PS

Bulk Composites Comp Series 1,2&3: ① ② ③

Other Composites:
- Tb or Tp Composite
- BH Con P3 (00/97-01,2,3,4)

Bulk Samples:
- Underground
- Surface

Other Composites:
- Underground Chip

Other Composites:
- Reverse Circulation

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Cerro San Pedro Project	Development Plan

The following summarizes sampling that was conducted for these tests:

Samples were taken by Metallica from surface outcrop locations and from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals. Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing. These included thoroughly oxidized material from the porphyry oxide (PO), begonia limestone (BG), Barreno limestone (BA), Barreno manganese (BAm), hospital limestone (H), and the porphyry mixed (PM – oxide and sulfide) and porphyry sulfide (PS).

Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock. No crushing or breaking of lump material was done at the site. Core and other drill interval samples were individually bagged according to their interval. No crushing or breaking of the core was done except to separate the interval being sampled. Additional bulk samples were collected by Cambior at sites previously sampled by Metallica and on new sites established by Cambior.

Cambior drilled and collected additional individual core intervals for bottle roll tests and some underground chip samples for additional work on the hospital, barreno, and Barreno manganese. Cambior’s work emphasized developing the second, third, and fourth composite series to further build upon Metallica’s composite work (Series 1) and previous work for the three major ore types (porphyry oxide, begonia, and barreno). The composite series was used for testing by a full suite of metallurgical methods including bottle rolls, columns, bottle stirs, diagnostic testing, HSBS tests, etc. Column tests were performed only on composite samples, not on individual core or bulk samples.

These composite series of samples are identified as follows:

Comp 1 Series – a series of three bulk composites by ore type collected by Metallica from previously sampled and tested surface and underground Metallica bulk sample locations. These composites were intended to provide information from short duration column leach tests to be completed during Cambior due diligence.

Comp 2 Series – a series of three bulk composites by ore type collected by Cambior from locations previously sampled and tested by Metallica to provide metallurgical results checks of previously sampled sites. The sample locations were chosen to allow both rapid collection and a representative sample and to help establish if surface samples behave similarly to underground samples as represented in the Comp 3 Series.

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Cerro San Pedro Project	Development Plan

Comp 3 Series – a series of three bulk composites by ore type collected by Cambior from new underground locations previously channel sampled and selected by Cambior to provide representative sampling of the ores throughout the deposit. Samples were selected to represent the average grade of the mineable ore, and provide a geographic spread through the deposit. The results from these Comp 3 Series samples can be compared to the surface samples of the Comp 2 Series.

Comp 4 Series – a series of three composites by ore type collected by Cambior from 1997 Cambior drill core generated during the 1997 due diligence period (holes 97SP-203C through 97SP-213C). These Comp 4 Series are thought to be the most representative of any of the composite samples and were selected to approximate the average grade, geographic range, and geologic/mineralogical variability in the deposit. The core composites are composed of a split or sawn one-half sample of the generally HQ-sized (38mm) core. The core samples were selected following receipt of assays performed on the other half of the core.

Another series of samples was taken of the porphyry ore type for use in further defining metallurgical response with respect to sulfide content, relating quantitative metallurgical results with qualitative geological classification, and determining the potential of considering porphyry mixed and porphyry sulfide as ore.

Details of all metallurgical samples are presented in Appendix A6.3 as follows:

▪	Table A5.1 Identification of Samples for Bottle Roll Tests (location, domains, etc.)

▪	Table A5.2 Identification of Samples for Column Tests (location, domains, etc.)

▪	Table A5.3 Description of Samples Comprising Composites

▪	Table A5.4 Index to Abbreviations for Sample Identification Tables

The following summarizes sampling information by ore type.

6.3.1 Porphyry Oxide

Composites were collected from the porphyry oxide as follows:

PORCOMP1 – A composite of four bulk samples taken by Metallica of porphyry oxide from surface exposures near the Alcalde plant (Tp-1, Tp-2) and from underground at Victoria Tunnel (Tp-5) and Dorotea Tunnel (Tp-6).

PORCOMP2 – A sample composite of equal amounts of three bulk samples previously taken by Metallica that represent both surface exposures (Tp-1, Tp-2) and underground exposures in the Canon de las Mulas area (Tp-3).

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Cerro San Pedro Project	Development Plan

PORCOMP3 – A composite of equal amounts from five underground bulk sampling locations established by Cambior in the Canon de las Mulas Tunnel (Tpox97-01, 02), Dorotea (Tpox97-03), Guadalupe (Tpox97-04), and Abundancia Tunnels (Tpox97-05) that is believed to be representative of the porphyry oxide ore reserves. These samples cover a broad geographic range from south to north.

PORCOMP4 – A core composite of selected mineralized intervals of the porphyry oxide at ≥ 0.12 g/t recovered Au equivalent in Cambior drill holes drilled in 1997 to represent both average Au and Ag grades throughout the deposit from fresh drill core.

Two additional composites were prepared for more detailed testing on representative samples of porphyry material that varied in sulfide content. These are composed of core from various drill holes throughout the oxide zone and are:

▪	PORCOMP 0.2-0.5 (sulfide sulfur content ranging from 0.2-0.5 percent)

▪	PORCOMP 0.5-1.5 (sulfide sulfur content ranging from 0.5-1.5 percent)

6.3.2 Begonia Limestone

Composites were collected from the begonia limestone as follows:

BEGCOMP1 – A composite of two bulk surface (Tbg-1, Tbg-2) samples and one core composite (Tbg-3) taken at Metallica sampling sites and in Metallica core holes and composited by variable weight percent to yield a calculated head grade for Au and Ag approaching the average for the deposit.

BEGCOMP2 – A bulk sample of begonia ore taken exclusively from the same locale of a previous Metallica sample at Hundido Chico (Tbg-1) to determine if results could be replicated. This surface sample locality is the closest available to the average grade of the begonia ore. Additional material from the Tbg-1 location was added to the original BEGCOMP2 sample to comprise the sample that was eventually column tested.

BEGCOMP3 – A composite from two underground bulk sampling sites established by Cambior in the Victoria tunnel (Kg97-01) and Guadalupe tunnel (Kg97-04). It is difficult to obtain representative samples of mineralized begonia from underground sample sites in the accessible tunnels, and these two areas were the best available.

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Cerro San Pedro Project	Development Plan

BEGCOMP4 – A core composite of selected mineralized intervals of the begonia at ≥ 0.12 g/t recovered Au equivalent in Cambior drill holes drilled in 1997 to represent the average grades for Au and Ag as well as provide a good geographic spread.

6.3.3 Barreno Limestone

Cambior collected samples for both the typical Barreno (BA) and Barreno manganese (BAm) for additional metallurgical testing on the Barreno in general and to determine if there were any differences in metallurgical characteristics between the two Barreno ore types. Metallica’s Barreno samples and test results were reclassified by these two mappable units.

Composites were collected from the Barreno limestone as follows:

BARCOMP1 – A composite of three bulk samples taken by Metallica from the surface in the Barreno pit (Tb-1) and underground at the Abundancia (Kb-5) and Felix Ovalle Oeste (Kb-4) Tunnels composited to achieve near average grade. However, based on current reserve estimates, all of these samples are marginal to the mined pit. This sample would represent the Barreno (non-manganese) ore type.

BARCOMP2 – A sample composite from three surface bulk samples originally taken by Metallica [one at Barreno pit (Tb-1), one high manganese sample at Barreno Hill (Tb-2), and one at Abundancia (Tb-3)] in equal proportions to represent the near surface metallurgical behavior of the combined Barreno ore type.

BARCOMP3 – A composite from five underground bulk sampling locations established by Cambior in the Victoria Tunnel (Cinco de Mayo – Kb97-01, 02 and Felix Ovalle – Kb97-03) and Abundancia Tunnel (Kb97-04, 05) areas in proportion to approach average grade. As with BARCOMP1, only a few of these sample localities comprising BARCOMP3 fall within the currently defined open pit. This sample would also represent the combined Barreno ore type.

BARCOMP4 – A core composite of selected mineralized intervals of the Barreno at ≥ 0.12 g/t recovered Au equivalent in Cambior 1997 drill holes. Samples were obtained from a total of four holes to approximate the average grades and, as best as possible, be representative of the overall Barreno ore type. The sample is a combination of both Barreno and Barreno manganese rock types and all samples are from within the currently defined pit.

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Cerro San Pedro Project	Development Plan

6.3.4 Hospital Limestone

No composite samples for the Hospital limestone were prepared. When the composite samples were being collected for ultimate column testing, there did not appear to be any significant mineralogical, lithological, or metallurgical difference to the more prevalent Begonia limestone. However, subsequent bottle roll tests have since demonstrated that Hospital limestone appears to have significantly lower Au and Ag recoveries than average Begonia limestone.

6.3.5 Porphyry – Mixed and Sulfide

These samples, primarily core, are from mineralized sections occurring at depth beneath the main body of porphyry oxide. Mineralization is characterized by disseminated and stockwork pyrite with subordinate amounts of sphalerite, galena, and local traces of chalcopyrite and arsenopyrite. Alteration is characterized by propylitic, argillic, and silica-sericite assemblages.

With the further work required for the sulfide study, two composites were prepared, one each for the mixed and sulfide for more detailed testing on a representative sample. These are composed of core from various drill holes throughout the porphyry mixed and porphyry sulfide geologic/rock type areas and are:

▪	PORCOMP 1.5-4.5 (classified as porphyry mixed with sulfide sulfur content ranging from 1.5 to 4.5 percent)

▪	PORCOMP 4.5 (classified as porphyry sulfide with sulfide sulfur content > 4.5 percent)

6.4 Bottle Roll Tests by Laboratory and Comparison

A complete data set by all ore types for bottle roll tests is included in the Appendix as Table A5.5 with notations of filters that are used in presenting results. Low grade and carbonaceous samples and testing at particle sizes less than 13 mm are filtered out in developing recovery and reagent consumption information. Duplicate samples are filtered out only when histograms are presented showing the distribution of test results. Bottle rolls were conducted by McClelland’s Hermosillo, Mexico, laboratory for Metallica and by McClelland’s Sparks, Nevada, laboratory for Cambior.

6.4.1 Description of Test Procedures

Bottle roll testing for Metallica and Cambior was performed at industry standards (40 percent solids by weight for 96 hours). Most samples were leached at 13 mm; however, some were tested at finer sizes for ore characterization work and coarser sizes to match column testing at coarser sizes. More detailed procedures are presented in Section 6.3 of the Appendix.

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Cerro San Pedro Project	Development Plan

6.4.2 Comparison of Bottle Roll Results by Ore Type

Tables A5.6 and A5.7 in Section 6 of the Appendix present bottle roll test averages by ore and sample type for Metallica and Cambior, respectively. Table 6.5 below compares bottle roll results of the two laboratories. Noted on this and other tables is the “ore ratio” which was a measurement developed to show the relative economic value of a sample of a given ore type. The ore ratio = revenue [Au grade x %Au Recovery x Au value of $300/oz. + Ag grade x %Ag recovery x Ag value of $5.50/oz.] divided by the processing cost. The breakeven economic value is 1.00.

6.5 Standard Column Leach Tests by Laboratory and Comparison

The complete data set for all column tests is presented in Table A5.8 in Section 6.5 of the Appendix and provides detailed information on the column test parameters and results for each of the samples tested by the McClelland Hermosillo Laboratory for Metallica and by the McClelland Sparks Laboratory for Cambior. Only standard column test results are presented in this section of the development plan so that a comparison may be made between Cambior and Metallica, since Metallica conducted only standard column tests. Consolidated column results including the standard and non-standard columns are presented in Section 6.6 of the Appendix.

6.5.1 Description of Standard Column Test Procedures

The following is a description of the standard locked cycle column leach tests conducted on Cerro San Pedro ores:

Standard Columns with Carbon Precious Metals Recovery – Column pregnant solution is recirculated, closed cycle through activated carbon recovery columns. All of the columns in the Metallica program and a majority of Cambior’s columns were of this type, which is typically the standard technique for heap leach investigations. Standard columns were run at particle sizes of 13 mm, 32 mm, 50 mm, and some at run-of-mine (ROM) on bulk composites and core composites, primarily. Most of the column tests prior to the Comp Series were leached from 45 to 90 days. The standard columns for the Comp 1 Series were leached for approximately 30 days, the Comp 2 Series for approximately 300 days, and the Comp 3 and 4 Series generally for 170 to 200 days. All standard columns at the ≤ 19 mm feed size were agglomerated with lime. A total of 71 of the 87 columns in the metallurgical program were of this standard type.

Details of these standard column procedures and test conditions, as well as the design criteria columns described later in Section 6.6.1 are included in Section 6.5 of the Appendix. Table A5.8 also provides details of test conditions including column dimensions, solution application rate, and leach time, etc.

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Cerro San Pedro Project	Development Plan

Table 6.5 Comparison of Metallica versus Cambior Bottle Roll Tests

Comparison of Metallica versus Cambior >= 13mm Bottle Roll Tests
Comparison of Bulk and Core Samples
Carbonaceous and low grade tests were removed

Sample and Test Description				Head Assay (g/t)

Sample				Calc’d Head		Direct Analysis
		Size	Leach
Name	#	mm	hrs	Au	Ag	Au	Ag	Zn	(#)	Mn

Porphyry Oxide
Bulk Metallica(7 samp, 1 comp)	8	13	96	0.98	34.0	0.92	29.0	2,105	(5)	1,285
Bulk Cambior(5 samp, 9 comp)	14	21	219	0.59	23.4	0.57	22.2	1,898	(13)	1,316
Core Metallica(50 samp, 3 comp)	53	13	96	1.03	22.4	0.87	21.3	1,243	(50)	443
Core Cambior(43 samp, 3 comp)	46	13	95	0.82	29.6	0.74	31.6	3,206	(44)	1,645
Begonia
Bulk Metallica(4 samp)	4	13	96	2.01	187.8	1.20	215.4	3,522	(3)	600
Bulk Cambior(2 samp, 7 comp)	9	19	208	0.95	58.3	0.82	59.9	12,234	(8)	1,102
Core Metallica(20 samp, 1 comp)	21	13	96	1.67	49.3	1.66	48.6	2,965	(15)	730
Core Cambior(16 samp, 4 comp)	20	13	96	1.07	65.4	1.09	67.6	16,867	(12)	1,193
Barreno (BA)
Bulk Metallica(5 samp, 1 comp)	6	13	96	0.92	22.6	0.99	22.8	1,718	(2)	643
Bulk Cambior(2 samp, 3 comp)	5	20	221	0.90	32.3	1.01	26.7	825	(5)	6,424
Core Cambior(9 samp, 10 comp)	19	13	96	1.84	31.0	1.80	31.0	569	(9)	12,836
UG Chip Cambior(MLI)(21 samp)	21	13	96	2.06	36.7	2.78	36.7		0
Barreno Manganese (BAm)
Bulk Metallica(1 samp)	1	13	96	0.41	19.0	0.41	19.0		0
Bulk Cambior(3 samp, 7 comp)	10	17	192	1.79	31.2	1.43	27.3	8,134	(9)	10,617
Core Cambior(11 samp, 12 comp)	23	13	96	1.03	43.8	0.96	43.2	694	(12)	17,138
UG Chip Cambior(MLI)(15 samp)	15	13	96	0.79	42.4	0.67	50.4		0
Hospital
Core Metallica (1 samp)	1	13	96	0.18	100.0	0.10	98.6		0
Core Cambior(10 samp, 2 comp)	12	13	96	1.37	46.4	1.26	45.9	5,958	(10)	5,708
UG Chip Cambior(MLI)(9 samp)	9	13	96	0.34	22.6	0.35	22.7		0
Porphyry Mixed
Bulk Metallica(1 samp)	1	13	96	0.51	20.4	0.61	28.0	71	(1)	9
Core Metallica(17 samp)	17	13	96	0.71	17.5	0.74	18.8	2,502	(17)	1,070
Core Cambior(24 samp, 1 comp)	25	13	96	0.80	29.8	0.80	26.9	2,198	(24)	446
Porphyry Sulfide
Bulk Metallica(2 samp)	2	13	96	1.02	49.7	1.04	50.8	2,220	(1)	20,000
Core Metallica(10 samp)	10	13	96	0.59	16.5	0.56	15.9	2,707	(10)	690
Core Cambior(6 samp, 1 comp)	7	13	96	0.41	13.4	0.41	13.9	12,099	(6)	701

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	Recovery %			Reagent kg/t		Sulfur %
								Ore
Name	Au	Ag	Zn	NaCN	Lime	Sfide	Sfate	Ratio

Porphyry Oxide
Bulk Metallica(7 samp, 1 comp)	76.4	53.8		0.32	2.85	0.88	0.06	5.34
Bulk Cambior(5 samp, 9 comp)	74.9	42.3	12.5	0.30	3.24	0.24	0.08	2.90
Core Metallica(50 samp, 3 comp)	70.6	51.8		0.20	4.25	0.53	0.07	4.64
Core Cambior(43 samp, 3 comp)	67.9	29.9	3.5	0.47	1.55	0.67	0.11	3.48
Begonia
Bulk Metallica(4 samp)	59.5	47.6		1.75	4.25	0.06	1.68	15.37
Bulk Cambior(2 samp, 7 comp)	61.9	43.7	7.7	3.34	4.66	0.47	5.08	4.64
Core Metallica(20 samp, 1 comp)	53.1	54.3		0.75	2.54	0.69	2.13	7.18
Core Cambior(16 samp, 4 comp)	46.2	28.4	2.5	0.53	1.54	0.08	1.48	4.23
Barreno (BA)
Bulk Metallica(5 samp, 1 comp)	36.4	13.9		0.24	1.15	0.02	0.03	1.99
Bulk Cambior(2 samp, 3 comp)	38.0	12.2	6.5	0.20	1.42	0.01	0.05	2.01
Core Cambior(9 samp, 10 comp)	25.5	5.3	3.2	0.11	1.23	0.03	0.02	3.35
UG Chip Cambior(MLI)(21 samp)	34.2	7.9		0.13	1.30			4.22
Barreno Manganese (BAm)
Bulk Metallica(1 samp)	31.7	9.5		0.22	1.30			0.78
Bulk Cambior(3 samp, 7 comp)	48.7	11.9	16.5	1.04	2.40	0.02	0.07	4.94
Core Cambior(11 samp, 12 comp)	24.7	4.4	2.7	0.27	1.06	0.03	0.02	1.36
UG Chip Cambior(MLI)(15 samp)	32.9	5.8		0.13	1.15			1.40
Hospital
Core Metallica (1 samp)	0.0	40.0		0.01	1.20			3.29
Core Cambior(10 samp, 2 comp)	51.0	13.3	1.8	0.43	1.18	0.03	0.05	3.34
UG Chip Cambior(MLI)(9 samp)	38.5	9.1		0.12	0.97			0.82
Porphyry Mixed
Bulk Metallica(1 samp)	35.3	52.9		12.30	50.60	2.01	1.17	1.76
Core Metallica(17 samp)	34.1	49.6		1.56	7.25	3.60	0.35	2.13
Core Cambior(24 samp, 1 comp)	48.0	41.9	5.8	0.82	3.51	2.82	0.59	2.95
Porphyry Sulfide
Bulk Metallica(2 samp)	45.3	70.7		12.82	73.30	7.88	1.30	5.21
Core Metallica(10 samp)	18.8	47.6		1.47	6.46	4.96	0.72	1.67
Core Cambior(6 samp, 1 comp)	14.9	32.4	1.0	1.05	2.81	5.21	1.71	0.68

6.5.2 Comparison of Standard Column Results by Ore Type

Tables A5.9 and A5.10 in Section 6.5 of the Appendix present column test result averages by ore and sample type for Metallica (McClelland Hermosillo, Mexico laboratory) and Cambior (McClelland Sparks, Nevada laboratory), respectively. Table A5.11 compares column leach results of the two laboratories for all combined column particle sizes. Table 6.6 below that is used in the comparison discussion provides a more meaningful comparison of column leach results for the 13 mm size only. Comparison of precious metals recoveries between Metallica and Cambior have not accounted for adjustments in recoveries that should be made to normalize results to a common column leach time. A comparison of reagent consumption results between the two laboratories was not made since, generally, Metallica columns were conducted for a shorter period than Cambior columns and there were variations in NaCN concentration and application rate. Further work could be conducted to evaluate the major differences existing between the laboratories, as noted below.

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Cerro San Pedro Project	Development Plan

Porphyry Oxide

Column recovery averages were comparable for Au for both laboratories and ranged from 78.2% to 83.4% for all sample types. Silver recovery was significantly lower for Cambior testing than on Metallica testing for both bulk and core samples. Core samples had Ag recoveries of 61.5% for Metallica. Cambior did not conduct any standard columns on core, but instead, have completed 6 design criteria columns to date. The details of Ag recoveries for these are shown in Section 6.6 (Table 6.7). The average Ag recovery for these Cambior core columns at 13 to 32 mm sizes is 48.0%-13.5% less than Metallica’s standard 13 mm core columns. Bulk sample Ag recovery was 53.8% for Metallica and 35.9% for Cambior (18% less).

Begonia Limestone

Column test averages by laboratory and sample type ranged from 47.4 to 74.6% Au recovery. It appears that lower Au recoveries are reflected in samples with lower Au head grade, regardless of the laboratory. Ag recovery averages ranged from 28.7 to 58.1%. Metallica had very high Ag recoveries for bulk samples (58.1%), possibly due to extremely high Ag head grades of their samples and lower than average Zn content for other sampling. The average Ag recovery for Cambior’s bulk columns and Metallica and Cambior’s core columns compared closely at 31.0, 33.3, and 29.1%, respectively. The average Zn content was fairly close for all these three groups of samples.

Table 6.6 Comparison of Metallica versus Cambior 13mm Standard Column Tests

Comparison of Metallica versus Cambior 13mm Standard Column Tests
Comparison of Bulk and Core Samples
Carbonaceous and low grade tests were removed

Sample and Test Description				Head Assay (g/t)

Sample				Calc’d Head		Direct Analysis
		Size	Leach
Name	#	mm	Days	Au	Ag	Au	Ag	Zn	(#)	Mn

Porphyry Oxide
PO Bulk Metallica(5 samp, 1 comp)	6	13	60	1.04	44.5	0.85	41.9	2,419	(5)	1,423
PO Bulk Cambior(3 comp)	3	13	167	0.55	29.4	0.48	27.4	2,247	(3)	1,342
PO Core Metallica(3 comp)	3	13	68	0.70	19.8	0.64	19.3	1,232	(3)	657
Begonia
BG Bulk Metallica(3 samp)	3	13	88	0.39	238.5	0.37	273.5	3,522	(3)	600
BG Bulk Cambior(3 comp)	3	13	167	0.43	36.0	0.34	32.7	9,781	(3)	1,356
BG Core Metallica(1 comp)	1	13	70	1.93	59.7	1.64	22.7	6,078	(1)	1,110
BG Core Cambior(1 comp)	1	13	197	0.42	28.9	0.34	30.3	8,737	(1)	1,008
Barreno (BA)
BA Bulk Metallica(6 samp, 1 comp)	7	13	41	1.26	25.5	1.28	26.0	1,718	(6)	643
BA Bulk Cambior(1 comp)	1	13	28	0.98	37.6	1.07	38.9	880	(1)	7,060
Barreno Manganese (BAm)
BAm Bulk Cambior(5 comp)	5	13	196	1.69	29.3	1.19	27.5	7,765	(5)	7,655
BAm Core Cambior(1 comp)	1	13	201	1.01	43.6	1.05	40.8	783	(1)	13,090
Porphyry Mixed
PM Bulk Metallica(1 comp)	1	13	101	0.52	25.7	0.61	28.0	71	(1)	9
Porphyry Sulfide
PS Bulk Metallica(1 comp)	1	13	101	0.91	47.7	0.86	41.1	2,220	(1)	20,000

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Discription

Sample	Recovery %			Reagent kg/t		Sulfur %
								Ore
Name	Au	Ag	Zn	NaCN	Lime	Sfide	Sfate	Ratio

Porphyry Oxide
PO Bulk Metallica(5 samp, 1 comp)	83.4	53.8		1.41	3.05	0.69	0.07	5.48
PO Bulk Cambior(3 comp)	79.8	35.9	1.9	1.56	3.15	0.12	0.16	2.64
PO Core Metallica(3 comp)	78.2	61.5		1.11	3.37	0.53	0.02	3.55
Begonia
BG Bulk Metallica(3 samp)	47.4	58.1		1.29	4.23	0.06	1.68	11.79
BG Bulk Cambior(3 comp)	70.6	31.0	4.8	2.08	3.40	0.10	3.88	1.99
BG Core Metallica(1 comp)	74.6	33.3		2.51	1.30	0.16	1.55	6.34
BG Core Cambior(1 comp)	61.9	29.1		4.19	5.02	0.24	0.94	1.12
Barreno (BA)
BA Bulk Metallica(6 samp, 1 comp)	41.1	4.1		0.41	0.92	0.02	0.03	3.09
BA Bulk Cambior(1 comp)	43.9	7.2	2.0	0.50	1.50	0.00	0.00	2.31
Barreno Manganese (BAm)
BAm Bulk Cambior(5 comp)	43.3	3.1	2.9	1.39	1.75	0.03	0.06	3.82
BAm Core Cambior(1 comp)	16.8	1.8	2.2	1.53	2.32	0.03	0.01	0.78
Porphyry Mixed
PM Bulk Metallica(1 comp)	38.5	51.8		4.83	48.40	2.01	1.17	1.10
Porphyry Sulfide
PS Bulk Metallica(1 comp)	38.5	78.0		5.31	77.90	7.88	1.30	2.39

Section 6	September 2003	6-18

Cerro San Pedro Project	Development Plan

Barreno Limestone

Barreno column results for bulk samples do not appear to show a significant difference by laboratory or by Barreno geological unit (i.e., Barreno Oxide [BA] or Barreno Manganese [Bam] as visually identified in the field). Average bulk sample column Au recovery for Barreno varies between 41.1 and 43.9%. Ag recovery for bulk samples is consistently very low (between 3.1 and 7.2%). The one core composite column tested by Cambior (BARCOMP4), however, showed significantly lower Au recovery (an average of 25% lower at 16.8%)

Using a combined 23 column tests and 100 bottle roll tests (101 total tests removing all duplicates) a comparison of the distribution of Au and Ag recovery by geological unit, BA and Bam, was made. Figures 6.5 and 6.6 are histograms showing the distribution for Au and Ag, respectively, for each unit. There is essentially no significant difference in metallurgical recoveries for either Au or Ag between the BA and BAm units. Therefore, from this point forward Barreno metallurgical test results will be reported in a combined format-Barreno (BA+BAm).

Hospital Limestone

No columns have been performed on Hospital Limestone ore.

Porphyry Mixed

Only one column has been completed to date, by Metallica, for porphyry mixed. This sample contained high amounts of clay and was not representative of the ore type. One Cambior design criteria column on porphyry mixed (PORCOMP1.5-4.5) has been completed.

Porphyry Sulfide

Only one column has been completed to date, by Metallica, for porphyry sulfide. This sample also contained high amounts of clay and was not representative of the ore type. One Cambior design criteria column on porphyry sulfide (PORCOMP4.5) has been completed.

Section 6	September 2003	6-19

Cerro San Pedro Project	Development Plan

Figure 6.5 and Figure 6.6 Histogram of Gold and Silver Extraction for Barreno and Barreno Manganese

Figure 6.5

Number of Tests
0
5
10
15
20
25
30
35
40
45
0
10
20
30
40
50
60
70
80
90
100
Au% Extraction

	Samples	Mean	Median	Std Dev
Columns	8	37.45	35.45	17.27
Bottle Rolls	93	31.10	27.90	13.88
All Tests	101	31.60	27.90	14.18
Economic Model		27.80		

Figure 6.6

Number of Tests
0
5
10
15
20
25
30
35
40
45
0
10
20
30
40
50
60
70
80
90
100
Ag% Extraction

	Samples	Mean	Median	Std Dev
Columns	8	4.16	3.55	2.27
Bottle Rolls	93	7.17	5.80	4.71
All Tests	101	6.93	5.60	4.63
Economic Model		3.20

Section 6	September 2003	6-20

Cerro San Pedro Project	Development Plan

6.6 Consolidated Test Results – Standard and Design Criteria Columns and Bottle Rolls

Details of individual column tests by individual samples have been consolidated for the two laboratories and are presented for each ore type. Bottle roll results on each column sample are also presented separately for each ore type. In addition to the standard columns with carbon precious metals (PM) recovery described previously, other design criteria column tests were conducted to more fully evaluate the effects that Ag and Zn content, and precious metals recovery methods would have on metallurgical behavior. The results of these columns are also presented for each individual sample. Averages have been calculated for standard and design criteria columns and also by particle size for standard columns. It should be noted that the leach time varies considerably between tests. The leach recovery curves presented in Section 6.10 show the results of extending precious metals recoveries to a common, more realistic leach time on a heap to assist in developing ultimate recovery estimates. An evaluation of leach kinetics from all column testing is discussed in the Section on Related Investigations – Solution Chemistry and Leach Kinetics.

6.6.1 Design Criteria Column Procedures

The following are the additional types of design criteria locked cycle column leach tests that have been conducted or are underway on Cerro San Pedro samples (details of procedures are presented in A5.5.1 of Section 6.5 of the Appendix). All design criteria columns ≤ 19mm feed size were agglomerated with lime. Coding for these column types used in the detailed column results tables are shown in parentheses. The code for standard columns with carbon PM recovery is “cpmr.”

Column Tests with no PM Recovery (nopmr) – Two columns of this type were conducted on Begonia ore for specific solution chemistry reasons, i.e., understanding the chemistry of mature solution.

Columns with Continuous Merrill-Crowe (MC) PM Recovery (cmcr) – One column has been completed on 13mm size PORCOMP4 to provide information on recoveries and reagent consumption using continuous MC PM recovery (a typical method for recovering PM values when ores contain high Ag to Au ratios).

Columns for Sulfide Study with Late Stage MC PM Recovery (sslmcr) – Four columns of this type were completed as part of the sulfide study on 13mm samples PORCOMP 0.2-0.5, 0.5-1.5, 1.5-4.5, and > 4.5. Late MC PM recovery was used.

Section 6	September 2003	6-21

Cerro San Pedro Project	Development Plan

First Stage Columns to Generate Mature Solution using Late Stage MC PM Recovery (gmslmcr) – Two column tests were also conducted on 32 mm samples of BEGCOMP2 (high Zn/more complicated solution chemistry) and PORCOMP4 (majority of ore reserve). Merrill-Crowe PM recovery was performed later in the leach cycle (after the first 80 days through completion). The mature leach solution generated in these 1st stage tests was used in subsequent column testing to study changes in solution chemistry and to simulate heap actual longer-term heap conditions.

2nd Stage Columns with Continuous MC PM Recovery Using Mature Solution (cmcrms) – Two 2nd stage columns were conducted on PORCOMP4 at the design 19 mm size using partially mature solution harvested in 1st stage columns noted above. These columns used MC PM recovery from the beginning and are intended to have one of the highest reliability for design purposes.

Columns with Pebble Lime and Continuous MC PM Recovery (plcmcr) – Three column percolation tests were conducted on PORCOMP3 (19 mm feed Porphyry Oxide) to determine the difference in lime requirements and effectiveness in controlling pH when using coarse pebble lime and fine pebble lime for agglomeration/alkalinity control. Continuous MC PM recovery was used. Evaluation of these results is discussed in Section 6.9.10 as it relates to optimization of heap leach process conditions.

Columns with Pebble Lime and Carbon PM Recovery (plcpmr) – Two columns on 19 mm PORCOMP4 (Porphyry Oxide) have been completed. One is diagnostic to test the viability and effectiveness of using caustic to raise pH if it should drop below 10.5 on a column initiated with low pebble lime agglomeration at 2.0 kg/t ore and 10mm crush size. The other is a column series test to simulate multi-lift heap leaching using pebble lime agglomeration for alkalinity control optimized at 4.0 kg/t and 10 mm crush size. The series columns were designed to identify multi-lift operation of the most reliable level of data to date for modeling heap operating conditions and metallurgical recoveries and reagent consumption. Carbon PM recovery was used in both cases, as the solution chemistry investigations indicated that columns with carbon appropriately simulate field conditions if modified pH control procedures are utilized. Column testing with carbon PM recovery is easier and less costly than with Merrill-Crowe.

6.6.2 Consolidated Results by Ore Type

Porphyry Oxide

Table 6.7 presents column leach test results with averages by particle size for porphyry oxide samples. The results of bottle roll testing of splits of the column samples and other bottle rolls by sample type and size are provided in Table 6.8.

Section 6	September 2003	6-22

Cerro San Pedro Project	Development Plan

Standard columns were conducted at sizes of 13, 32, 50 mm, and run-of-mine (ROM – 150 mm). Heads and tails were also subjected to assay screen analyses to determine the leaching characteristics of individual size fractions. Overall, Au recoveries were fairly close at all three sizes, but the tails did show somewhat lower recoveries with increasing size. Average Au recoveries for standard columns at 13 mm, 32 mm, and 50 mm were 81.2, 75.5, and 80.5% respectively. Ag recovery was more size dependent that Au. The average column Ag recovery at 13 mm, 32 mm, and 50 mm was 51.3, 36.9, and 43.6%, respectively. The particle size degradation in all columns was minimal. Solution percolation is not expected to cause any on-heap problems and agglomeration was not required on any samples tested. The Porphyry Oxide ore is relatively fast leaching, as evidenced by the fairly high recoveries on PORCOMP1 columns that were leached for only 30 days. Recovery profiles indicated increases in both Au and Ag with additional leach time.

The average recoveries for all 27 standard columns (all carbon recovery, average 112 leach days and 41 mm) are 79.5% Au and 44.4% Ag compared to the average recoveries for all 6 completed design criteria columns (all Merrill-Crowe recovery, average 131 leach days and 19 mm) of 73.3% Au and 40.4% Ag.

The average bottle roll recoveries in Table 6.8 for splits from all the 13mm column samples is 74.6% Au and 52.9% Ag compared to the 13 mm standard column average of 81.2% and 51.3%. As is typically expected in comparing metallurgical data, the columns show a little over 5% higher recovery for Au; however, column recovery for Ag is actually slightly lower than bottle roll results.

Section 6	September 2003	6-23

Cerro San Pedro Project	Development Plan

Table 6.7 Detailed Column Results – Porphyry Oxide

Column Test Results - PORPHYRY OXIDE

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

Tp Composite Bulk Comp	150	cpmr	67	0.64	0.56	12.7	16.9	0.15	7.4
	50	cpmr	54	0.62	0.56	13.5	13.1	0.12	6.2
	13	cpmr	50	0.50	0.49	13.9	12.8	0.10	6.4
Tp-3 Bulk	50	cpmr	80	1.60	1.34	39.8	50.0	0.18	4.2
	13	cpmr	79	1.87	1.34	44.3	50.0	0.17	4.3
Tp-4b Bulk	13	cpmr	45	0.84	0.53	36.4	25.1	0.13	20.6
	13	cpmr	45	0.82	0.53	37.4	25.1	0.17	21.4
Tp-5 Bulk	150	cpmr	102	1.33	1.08	170.9	120.0	0.33	121.6
	50	cpmr	73	1.22	1.08	144.7	120.0	0.25	99.3
	13	cpmr	74	1.18	1.08	122.0	120.0	0.24	79.7
Tp-6 Bulk	150	cpmr	91	1.14	1.15	18.8	18.4	0.19	13.1
	50	cpmr	73	1.05	1.15	17.0	18.4	0.19	10.8
	13	cpmr	64	1.01	1.15	12.8	18.4	0.14	5.4
Tp-97/102HS Core Comp	13	cpmr	73	0.63	0.64	16.3	12.6	0.20	8.1
Tp-97Clay Core Comp	13	cpmr	65	0.60	0.54	14.0	21.4	0.10	5.4
Tp-102Clay Core Comp	13	cpmr	65	0.88	0.74	29.2	24.0	0.15	7.9
97SP_PORCOMP1 Bulk Comp	50	cpmr	30	0.47	0.46	29.0	37.1	0.15	24.0
	32	cpmr	30	0.49	0.46	28.0	37.1	0.16	21.2
	13	cpmr	28	0.54	0.46	48.0	37.1	0.14	35.6
97SP_PORCOMP2 Bulk Comp	50	cpmr	308	0.50	0.31	20.1	17.0	0.08	13.4
	32	cpmr	308	0.38	0.31	18.0	17.0	0.07	11.1
	13	cpmr	306	0.42	0.31	19.9	17.0	0.05	12.6
97SP_PORCOMP3 Bulk Comp	32	cpmr	168	0.67	0.67	19.9	28.2	0.18	12.1
	32	cpmr	168	0.74	0.67	18.0	28.2	0.21	10.5
	32	cpmr	170	0.58	0.67	18.6	28.2	0.12	11.7
	32	cpmr	239	0.65	0.67	17.4	28.2	0.13	10.3
	19	plcmcr
	19	plcmcr
	19	plcmcr
	13	cpmr	168	0.70	0.67	20.3	28.2	0.16	11.1
98SP_PORCOMP4 Core Comp	32	gmslmcr	182	0.80		27.9		0.21	17.2
	19	plcpmr
	19	plcpmr
	19	cmcrms	113	0.69		26.7		0.21	16.8
	19	cmcrms	111	0.64		26.0		0.16	16.4
	13	cmcr	89	0.60	0.68	23.9	26.4	0.11	13.3
PORCOMP 0.2-0.5 Core Comp	13	sslmcr	133	0.53	0.61	22.1		0.18	13.5
PORCOMP 0.5-1.5 Core Comp	13	sslmcr	156	0.94	0.97	22.4		0.25	11.9
AVERAGES (# samps)[# tests]
Standard Tests
150mm (3)[3]	150		87	1.04	0.93	67.5	51.8	0.22	47.4
50mm (6)[6]	50		103	0.91	0.82	44.0	42.6	0.16	26.3
32mm (3)[6]	32		181	0.59	0.58	20.0	27.8	0.15	12.8
13mm (11)[12]	13		89	0.83	0.71	34.5	32.6	0.15	18.2
All Standard Columns (11)[27]	41		112	0.82	0.73	37.1	35.9	0.16	22.1
All Other Columns (4)[11]	19		131	0.70	0.75	24.8	26.4	0.19	14.9
All 13mm Columns (14)[15]	13		96	0.80	0.72	32.2	32.2	0.15	17.1
All Core Composite Columns (6)[11]	17		110	0.70	0.70	23.2	21.1	0.17	12.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

Tp Composite Bulk Comp			76.6	41.7	2.82	0.79	2.50
			80.6	54.1	3.03	0.65	2.50
			80.0	54.0	2.56	0.91	2.50
Tp-3 Bulk	73.1	58.0	88.8	89.4	9.83	0.69	3.70
	56.7	52.1	90.9	90.3	10.45	1.37	3.70
Tp-4b Bulk	29.8	28.6	84.5	43.4	3.23	2.99	1.70
	30.5	27.8	79.3	42.8	4.48	0.86	1.70
Tp-5 Bulk	89.5	68.1	75.2	28.8	8.91	0.79	3.70
	88.5	49.0	79.5	31.3	8.44	0.81	3.70
	89.0	63.1	79.7	34.7	7.66	1.13	3.70
Tp-6 Bulk	81.6	53.2	83.2	30.3	5.08	0.84	5.00
	127.6	66.5	81.9	36.5	4.69	1.00	5.00
	63.4	77.3	86.1	57.8	4.54	1.19	5.00
Tp-97/102HS Core Comp	69.8	44.2	68.3	50.3	2.66	1.08	4.00
Tp-97Clay Core Comp	83.3	68.6	83.3	61.4	3.02	1.07	2.80
Tp-102Clay Core Comp	118.2	72.3	83.0	72.9	4.98	1.19	3.30
97SP_PORCOMP1 Bulk Comp	87.2	100.7	68.1	17.2	1.97	0.54	2.00
	81.6	52.9	67.3	24.3	2.16	0.67	2.50
	68.5	41.5	74.1	25.8	2.96	0.84	3.50
97SP_PORCOMP2 Bulk Comp	54.0	26.8	84.0	33.3	2.21	1.66	0.50
	71.1	29.9	81.6	38.3	1.61	2.17	1.00
	64.3	27.0	88.1	36.7	1.56	3.28	2.00
97SP_PORCOMP3 Bulk Comp	92.5	67.3	73.1	39.2	2.99	0.94	3.41
	83.8	74.4	71.6	41.7	3.00	1.18	3.09
	106.9	72.0	79.3	37.1	2.80	0.87	4.75
	95.4	77.0	80.0	40.8	2.95	1.14	4.04

	94.3	68.5	77.1	45.3	3.38	0.55	3.96
98SP_PORCOMP4 Core Comp			73.8	38.4	3.75	0.43	8.30

			69.6	37.1	3.15	0.72	8.90
			75.0	36.9	3.12	0.51	9.00
	76.7	68.6	81.7	44.4	2.82	1.59	11.82
PORCOMP 0.2-0.5 Core Comp			66.0	38.9	2.35	1.01	12.80
PORCOMP 0.5-1.5 Core Comp			73.4	46.9	3.77	1.43	12.70
AVERAGES (# samps)[# tests]
Standard Tests
150mm (3)[3]	85.5	60.7	78.3	33.6	5.60	0.81	3.73
50mm (6)[6]	86.1	60.2	80.5	43.6	5.03	0.89	2.90
32mm (3)[6]	88.5	62.3	75.5	36.9	2.59	1.16	3.13
13mm (11)[12]	69.8	51.9	81.2	51.3	4.29	1.37	3.16
All Standard Columns (11)[27]	79.2	57.0	79.5	44.4	4.22	1.16	3.16
All Other Columns (4)[11]	76.7	68.6	73.3	40.4	3.16	0.95	11.04
All 13mm Columns (14)[15]	70.4	53.3	79.7	49.7	4.03	1.37	5.01
All Core Composite Columns (6)[11]	87.0	63.4	74.9	47.5	3.29	1.00	8.17
*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding column samples.

( ) = # of different samples, [ ] = # of tests

Section 6	September 2003	6-24

Cerro San Pedro Project	Development Plan

Table 6.8 Detailed Bottle Roll Results – Porphyry Oxide

Bottle Roll Test Results - PORPHYRY OXIDE

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Hrs	Calc	Dir	Calc	Dir	Au	Ag

Tp-1 Bulk	13	BCy	96	0.46	0.46	9.7	9.7	0.15	6.4
Tp-2 Bulk	13	BCy	96	0.47	0.47	9.7	9.7	0.13	6.2
Tp-3 Bulk	13	BCy	96	1.58	1.58	24.3	24.3	0.21	6.0
	13	BCy	96	1.45	1.34	50.1	50.0	0.26	9.9
Tp Composite Bulk Comp	13	BCy	96	0.78	0.78	18.5	18.5	0.16	7.2
Tp-4b Bulk	13	BCy	96	0.78	0.53	33.1	25.1	0.20	21.4
Tp-5 Bulk	13	BCy	96	1.36	1.08	114.5	76.0	0.37	51.1
Tp-6 Bulk	13	BCy	96	0.93	1.15	11.9	18.4	0.22	5.6
Tp-97/102HS Core Comp	13	BCy	96	0.80	0.64	12.3	14.2	0.39	6.2
Tp-97Clay Core Comp	13	BCy	96	0.67	0.54	16.3	21.4	0.18	6.3
Tp-102Clay Core Comp	13	BCy	96	0.90	0.74	32.5	24.0	0.22	7.3
97SP_PORCOMP1 Bulk Comp	50	BCy	240	0.59	0.46	20.4	37.1	0.21	12.6
	32	BCy	240	0.57	0.46	27.9	37.1	0.21	21.7
	13	BCy	192	0.55	0.46	40.3	37.1	0.14	22.9
	13	BCy	192	0.42	0.46	48.1	37.1	0.07	23.8
97SP_PORCOMP2 Bulk Comp	50	BCy	240	0.45	0.31	19.8	17.0	0.10	13.9
	32	BCy	240	0.42	0.31	11.1	17.0	0.11	5.4
	13	BCy	240	0.39	0.31	18.5	17.0	0.07	10.7
97SP_PORCOMP3 Bulk Comp	13	BCy	192	0.92	0.90	22.5	19.0	0.34	15.1
	13	BCy	96	0.66	0.67	19.0	28.2	0.17	10.6
98SP_PORCOMP4 Core Comp	13	BCy	96	0.79	0.45	26.3	24.2	0.20	17.4
PORCOMP 0.2-0.5 Core Comp	13	BCy	96	0.56	0.61	22.7	23.0	0.17	12.3
PORCOMP 0.5-1.5 Core Comp	13	BCy	96	0.98	0.97	26.5	23.7	0.24	11.0
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (14)[21]	18		144	0.79	0.70	29.4	28.1	0.20	14.2
13mm of ‘Column Samples’ (14)[17]	13		121	0.85	0.78	31.6	28.3	0.21	14.4
All >=13mm (113)[121]	14		110	0.90	0.79	26.0	25.8	0.26	14.2
All 13mm (113)[117]	13		106	0.91	0.81	26.2	25.8	0.27	14.2
>=13mm Core & Core Comp (98)[99]	13		96	0.93	0.81	25.7	26.1	0.28	14.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

Tp-1 Bulk	82.6	36.1	67.4	34.0	1.78	0.23	1.70
Tp-2 Bulk	44.7	51.5	72.3	36.1	1.94	0.37	1.60
Tp-3 Bulk	77.8	90.9	86.7	75.3	8.16	0.38	3.20
	73.1	46.1	82.1	80.2	9.09	0.15	3.60
Tp Composite Bulk Comp	46.2	54.6	79.5	61.1	3.94	0.31	2.00
Tp-4b Bulk	32.1	31.4	74.4	35.3	3.78	0.31	2.10
Tp-5 Bulk	77.2	67.2	72.8	55.4	10.03	0.60	3.80
Tp-6 Bulk	68.8	83.2	76.3	52.9	3.97	0.22	4.80
Tp-97/102HS Core Comp	55.0	58.5	51.3	49.6	2.50	0.15	3.90
Tp-97Clay Core Comp	74.6	58.9	73.1	61.3	3.20	0.00	2.80
Tp-102Clay Core Comp	115.6	64.9	75.6	77.5	5.38	0.08	3.20
97SP_PORCOMP1 Bulk Comp	69.5	143.1	64.4	38.2	2.49	0.01	2.50
	70.2	53.0	63.2	22.2	2.26	0.59	3.70
	67.3	49.4	74.5	43.2	3.42	0.30	4.10
	88.1	41.4	83.3	50.6	3.70	0.23	3.80
97SP_PORCOMP2 Bulk Comp	60.0	27.2	77.8	29.8	2.19	0.14	1.90
	64.3	48.5	73.8	51.4	1.98	0.01	2.20
	69.2	29.1	82.1	42.2	2.20	0.15	2.90
97SP_PORCOMP3 Bulk Comp	71.7	61.8	63.0	32.9	3.43	0.45	1.40
	100.0	73.2	74.2	44.2	3.07	0.26	3.40
98SP_PORCOMP4 Core Comp	58.2	62.4	74.7	33.8	3.60	0.38	4.30
PORCOMP 0.2-0.5 Core Comp			69.6	45.8	2.75	0.47	4.00
PORCOMP 0.5-1.5 Core Comp			75.5	58.5	4.87	0.69	3.20
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (14)[21]	70.5	60.3	73.7	49.6	4.10	0.28	3.18
13mm of ‘Column Samples’ (14)[17]	71.7	58.2	74.6	52.9	4.53	0.30	3.32
All >=13mm (113)[121]	76.8	62.9	70.5	42.5	4.04	0.32	3.01
All 13mm (113)[117]	77.2	62.7	70.5	42.8	4.10	0.33	3.03
>=13mm Core & Core Comp (98)[99]	78.3	63.7	69.4	41.6	4.10	0.32	2.99

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding bottle roll samples.

( ) = # of different samples, [ ] = # of tests

Section 6	September 2003	6-25

Cerro San Pedro Project	Development Plan

Begonia Limestone

Table 6.9 presents detailed column leach test results with averages by particle size for Begonia samples. The results of bottle roll testing of splits of these column samples and other bottle rolls by sample type and size are provided in Table 6.10.

Recovery profiles for Begonia also indicate a fast leaching ore with increases in both Au and Ag recovery with additional leach time, although recoveries are not as high as the porphyry oxide. Metallica conducted a series of bottle rolls at fine grind sizes to examine the possibility of pulp agglomeration. Additional recoveries were not sufficiently attractive to continue investigations. As with porphyry oxide, particle size degradation in the columns was minimal and solution percolation is not expected to cause any problems and agglomeration was not required.

Averages are presented by particle size without two non-representative samples that contained extremely high Ag values. Begonia columns at 13, 32, and 50 mm sizes show consistent Au recoveries of 61.3, 66.4, and 57.9%. Silver, however, shows much greater sensitivity to particle size with Ag recoveries of 41.2, 25.9, and 39.5% at the 13, 32, and 50 mm sizes, respectively. The average bottle roll recoveries for the 13 mm size columns are 64.6% Au and 47.2% Ag. Comparing column test results with those of comparable bottle roll samples shows exactly the same Au recovery but significantly lower (by 10%) column Ag recovery than from the bottle rolls (higher column values would typically be expected).

Results of column testing of BEGCOMP2, which was sampled at the same site as Metallica’s Tbg-1 to determine if results could be replicated, show some variations. BEGCOMP2 showed lower Au grade and higher Ag grade than Tbg-1. Au recovery was similar between the two samples; however, BEGCOMP2 had lower Ag recovery on a higher grade head. The difference in results for the two samples could be a combination of variability in ore and in variability inherent in laboratory results.

Section 6	September 2003	6-26

Cerro San Pedro Project	Development Plan

Table 6.9 Detailed Column Results – Begonia

Column Test Results-BEGONIA

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

Tbg-1 Bulk	50	cpmr	86	0.29	0.27	13.4	17.9	0.09	5.5
	13	cpmr	85	0.26	0.27	15.0	17.9	0.07	6.7
Tbg-2 Bulk	50	cpmr	80	0.06	0.04	144.6	207.0	0.04	72.5
	13	cpmr	80	0.05	0.04	178.0	207.0	0.03	81.0
Tbg-3 Core Comp	50	cpmr	72	1.63	1.64	51.8	22.7	0.45	38.2
	13	cpmr	70	1.93	1.64	59.7	22.7	0.49	39.8
MET-17B Bulk	13	cpmr	98	0.86	0.81	522.6	595.5	0.61	185.0
97SP_BEGCOMP1 Bulk Comp	50	cpmr	30	0.54	0.33	31.5	25.7	0.28	22.0
	32	cpmr	30	0.52	0.33	32.1	25.7	0.21	21.7
	13	cpmr	28	0.62	0.33	35.6	25.7	0.28	25.6
97SP_BEGCOMP2 Bulk Comp	50	cpmr	308	0.09	0.09	20.4	21.3	0.03	13.8
	32	gmslmcr	182
	32	cpmr	308	0.10	0.09	18.9	21.3	0.04	13.3
	13	cpmr	304	0.11	0.09	21.7	21.3	0.03	12.0
97SP_BEGCOMP3 Bulk Comp	32	cpmr	239	0.65	0.61	51.8	51.6	0.12	40.1
	32	cpmr	168	0.65	0.61	50.4	51.9	0.13	40.0
	13	cpmr	168	0.57	0.60	50.6	51.2	0.09	40.4
98SP_BEGCOMP4 Core Comp	32	cpmr	197	0.36	0.33	30.0	31.4	0.13	23.4
	32	cpmr	197	0.45	0.33	31.9	31.4	0.22	23.0
	13	nopmr	201	0.25	0.34	27.0	30.3	0.12	20.3
	13	cpmr	197	0.42	0.34	28.9	30.3	0.16	20.5
	13	nopmr	201	0.34	0.34	31.0	30.3	0.16	21.0
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (5)[5]	50		115	0.52	0.47	52.3	58.9	0.18	30.4
32mm (4)[6]	32		190	0.46	0.38	35.9	35.6	0.14	26.9
13mm (8)[8]	13		129	0.60	0.52	114.0	121.5	0.22	51.4
All Standard Columns (8)[19]	29		144	0.53	0.46	73.1	77.9	0.18	38.1
All Other Columns (2)[3]	19		195	0.30	0.34	29.0	30.3	0.14	20.7
All 13mm Columns (8)[10]	13		143	0.54	0.48	97.0	103.2	0.20	45.2
All Core Composite Columns (2)[7]	24		162	0.77	0.71	37.2	28.4	0.25	26.6

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

Tbg-1 Bulk	72.4	75.4	69.0	59.0	1.62	0.36	8.00
	65.4	76.0	73.1	55.3	1.41	1.51	8.00
Tbg-2 Bulk	66.7	55.5	33.3	49.5	5.98	0.51	1.80
	80.0	54.0	40.0	54.5	7.97	0.96	1.80
Tbg-3 Core Comp	90.8	58.7	72.2	26.3	6.46	1.16	1.30
	74.6	43.2	74.6	33.3	6.34	2.51	1.30
MET-17B Bulk	82.6	42.6	29.1	64.6	26.00	1.41	2.90
97SP_BEGCOMP1 Bulk Comp	83.3	63.8	48.1	30.2	2.04	0.83	3.00
	86.5	41.1	59.6	32.4	2.26	1.11	4.00
	50.0	52.8	54.8	28.1	2.27	1.31	5.00
97SP_BEGCOMP2 Bulk Comp	77.8	6.6	66.7	32.4	0.75	1.41	0.50
						0.14	8.30
	70.0	7.1	60.0	29.6	0.59	2.16	0.50
	63.6	6.2	72.7	44.7	0.72	3.74	1.00
97SP_BEGCOMP3 Bulk Comp	95.4	47.5	81.5	22.6	3.34	1.16	4.24
	95.4	48.8	80.0	20.6	3.38	0.79	3.17
	100.0	49.6	84.2	20.2	2.98	1.19	4.20
98SP_BEGCOMP4 Core Comp	94.4	73.7	63.9	22.0	1.47	1.49	2.74
	75.6	69.3	53.5	27.9	1.90	0.75	3.76
	128.0	84.8	52.0	24.8	0.88	2.44	4.69
	76.2	79.2	61.9	29.1	1.12	4.19	5.02
	94.1	73.9	52.9	32.3	1.25	2.48	4.73
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (5)[5]	78.2	52.0	57.9	39.5	3.37	0.85	2.92
32mm (4)[6]	86.2	47.9	66.4	25.9	2.16	1.24	3.07
13mm (8)[8]	74.0	50.5	61.3	41.2	6.10	2.10	3.65
All Standard Columns (8)[19]	79.0	50.1	62.0	35.9	4.14	1.50	3.28
All Other Columns (2)[3]	111.1	79.3	52.5	28.6	1.07	1.69	5.91
All 13mm Columns (8)[10]	81.4	56.2	59.5	38.7	5.09	2.17	3.86
All Core Composite Columns (2)[7]	90.5	69.0	61.6	28.0	2.77	2.15	3.36

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding column samples.

( ) = # of different samples, [ ] = # of tests

Section 6	September 2003	6-27

Cerro San Pedro Project	Development Plan

Table 6.10 Detailed Bottle Roll Results – Begonia

Bottle Roll Test Results - BEGONIA

Sample and Test Description				Head Assay g/t

		Test		Au		Ag		Tail g/t
Sample and Test Description	Size
Name	mm	Type	Hrs	Calc	Dir	Calc	Dir	Au	Ag

Tbg-1 Bulk	13	BCy	96	0.30	0.27	19.2	17.9	0.10	10.0
Tbg-2 Bulk	13	BCy	96	2.36	0.04	201.6	207.0	0.29	103.0
Tbg-3 Core Comp	13	BCy	96	1.43	1.64	37.7	22.7	0.36	15.7
MET-17B Bulk	13	BCy	96	0.95	0.81	493.9	595.5	0.61	140.9
97SP_BEGCOMP1 Bulk Comp	50	BCy	240	0.43	0.33	21.3	25.7	0.17	13.0
	32	BCy	240	0.70	0.33	9.8	25.7	0.35	0.3
	13	BCy	192	0.49	0.33	31.2	25.7	0.14	17.1
	13	BCy	240	0.69	0.33	37.5	25.7	0.34	26.3
	13	BCy	192	0.52	0.33	30.6	25.7	0.16	14.7
97SP_BEGCOMP3 Bulk Comp	13	BCy	192	1.17	1.52	92.7	91.0	0.54	56.2
	13	BCy	96	0.69	0.61	55.6	51.6	0.08	31.5
98SP_BEGCOMP4 Core Comp	13	BCy	96	0.40	0.33	30.7	31.4	0.21	19.7
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (7)[12]	18		156	0.84	0.57	88.5	95.5	0.28	37.4
13mm of ‘Column Samples’ (7)[10]	13		139	0.90	0.62	103.1	109.4	0.28	43.5
All >=13mm (49)[54]	14		115	1.35	1.27	67.0	69.9	0.59	35.9
All 13mm (49)[52]	13		110	1.39	1.31	69.0	71.6	0.60	37.0
>=13mm Core & Core Comp (41)[41]	13		96	1.38	1.38	57.1	57.9	0.61	32.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample and Test Description	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

Tbg-1 Bulk	56.7	59.4	66.7	47.9	1.73	6.19	10.30
Tbg-2 Bulk	1.7	45.4	87.7	48.9	18.17	0.07	1.50
Tbg-3 Core Comp	100.7	68.4	74.8	58.4	7.01	1.53	1.50
MET-17B Bulk	74.7	45.0	35.8	71.5	30.70	0.75	2.80
97SP_BEGCOMP1 Bulk Comp	104.7	94.4	60.5	39.0	1.95	5.63	7.50
	64.3	134.7	50.0	96.9	2.48	4.65	2.50
	63.3	60.3	71.4	45.2	2.86	5.62	4.90
	44.9	50.1	50.7	29.9	2.62	5.25	3.60
	59.6	61.4	69.2	52.0	3.06	6.29	6.30
97SP_BEGCOMP3 Bulk Comp	48.7	27.1	53.8	39.4	6.06	0.72	3.70
	82.6	45.1	88.4	43.3	4.94	0.27	3.60
98SP_BEGCOMP4 Core Comp	80.0	74.6	47.5	35.8	1.83	1.28	1.00
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (7)[12]	65.2	63.8	63.0	50.7	6.95	3.19	4.10
13mm of ‘Column Samples’ (7)[10]	61.3	53.7	64.6	47.2	7.90	2.80	3.92
All >=13mm (49)[54]	101.6	69.5	52.5	42.4	6.27	1.18	2.65
All 13mm (49)[52]	102.3	67.4	52.4	41.5	6.43	1.02	2.56
>=13mm Core & Core Comp (41)[41]	112.8	71.4	49.7	41.6	5.74	0.64	2.05

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding bottle roll samples.

( ) = # of different samples, [ ] = # of tests

Barreno Limestone

From the initial test work, recoveries of Au and Ag for Barreno ores were more problematic than either porphyry or Begonia ore types. Table 6.11 presents detailed column leach test results with averages by particle size for Barreno samples. The results of bottle roll testing of splits from these column samples and other bottle rolls by sample type and size are provided in Table 6.12.

Only standard columns with precious metals recovery via carbon were conducted on the Barreno samples. Barreno columns at 13, 32, and 50 mm sizes show steadily and significantly decreasing Au recoveries with increasing feed size. Average Au recovery is 40.4, 30.7, and 21.2% for the 13, 32, and 50 mm particle sizes, respectively. Silver recovery, however, is consistently poor with Ag recoveries of 3.8, 2.8, and 5.3% at the 13, 32, and 50 mm sizes, respectively. The average bottle roll recoveries for all column split samples are 43.7% Au and 11.4% Ag. Column results have approximately 5% lower Au recovery and significantly lower (by 8%) Ag recovery than bottle roll results on column split samples (higher column values would typically be expected).

The columns showing the best recoveries were from bulk sample Kb-4 and bulk composite BARCOMP3. Both of these had higher Au recoveries, however, both also had a higher Au content than the average to be mined and the other column samples. Kb-4 was particularly high in Au and showed significantly higher Au recovery. Results of column testing on the most representative Barreno sample (BARCOMP4); however,

Section 6	September 2003	6-28

Cerro San Pedro Project	Development Plan

showed the poorest results. Au recovery for the 13 mm size column is only 16.8%—nearly 24% below the average Au recovery for all 13 mm columns. The average bottle roll recovery for Barreno core samples is only 25.1%, over 20% below the average bottle roll recovery for splits from the 13 mm Barreno columns (all but one of which is core).

Table 6.11 Detailed Column Results – Barreno

Column Test Results - BARRENO (BA + BAm)

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

Tb Composite Bulk Comp	50	cpmr	47	0.76	0.74	22.2	21.9	0.61	20.6
	13	cpmr	45	0.69	0.68	22.5	21.9	0.55	20.8
Kb-4 Bulk	13	cpmr	42	1.65	1.86	27.3	28.8	0.60	25.9
	13	cpmr	44	1.82	1.86	29.9	28.8	0.64	28.3
	13	cpmr	34	2.14	1.86	26.8	28.8	0.83	25.3
Kb-5 Bulk	13	cpmr	42	0.83	0.91	23.7	24.5	0.61	23.3
	13	cpmr	34	0.84	0.91	23.4	24.5	0.60	23.0
	13	cpmr	44	0.83	0.91	25.2	24.5	0.64	24.8
97SP_BARCOMP1 Bulk Comp	50	cpmr	30	0.77	1.07	42.9	38.9	0.58	40.6
	32	cpmr	30	0.75	1.07	36.3	38.9	0.61	34.3
	13	cpmr	28	0.98	1.07	37.6	38.9	0.55	34.9
97SP_BARCOMP2 Bulk Comp	50	cpmr	308	0.73	0.63	32.2	32.2	0.59	31.1
	32	cpmr	308	0.66	0.63	34.0	32.2	0.50	33.0
	13	cpmr	306	0.63	0.63	34.3	32.2	0.46	33.1
97SP_BARCOMP3 Bulk Comp	32	cpmr	168	1.34	1.31	27.4	25.8	0.85	26.9
	32	cpmr	239	1.38	1.21	25.7	25.7	0.85	25.2
	13	cpmr	170	1.18	1.33	24.7	28.2	0.68	24.0
	13	cpmr	168	1.31	1.33	26.9	25.7	0.71	26.2
	13	cpmr	168	1.37	1.33	24.7	25.7	0.75	24.0
98SP_BARCOMP4 Core Comp	32	cpmr	201	1.14	1.28	42.8	41.3	1.02	42.2
	13	cpmr	201	1.01	1.05	43.6	40.8	0.84	42.8
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (3)[3]	50		128	0.75	0.81	32.4	31.0	0.59	30.8
32mm (5)[6]	32		186	1.51	1.14	33.0	31.6	0.92	32.1
13mm (8)[14]	13		107	1.38	1.22	29.0	28.5	0.73	27.9
All Standard Columns (8)[23]	23		130	1.33	1.14	30.5	29.6	0.76	29.4
All Other Columns (0)[0]
All 13mm Columns (8)[14]	13		107	1.38	1.22	29.0	28.5	0.73	27.9
All Core Composite Columns (1)[2]	23		201	1.08	1.17	43.2	41.1	0.93	42.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

Tb Composite Bulk Comp			19.7	7.2	0.86	0.25	1.35
			20.3	7.6	0.82	0.33	1.35
Kb-4 Bulk	94.5	22.7	63.6	5.1	5.21	0.40	0.70
	85.7	20.7	64.8	5.4	5.86	0.57	0.70
	72.9	23.1	61.2	5.6	6.49	0.35	0.70
Kb-5 Bulk	86.7	30.0	26.5	1.7	1.10	0.31	1.00
	85.7	30.3	28.6	1.7	1.20	0.27	1.00
	86.7	28.2	22.9	1.6	0.96	0.62	1.00
97SP_BARCOMP1 Bulk Comp	97.4	16.6	24.7	5.4	1.11	0.37	0.80
	85.3	19.3	18.7	5.5	0.85	0.32	1.00
	90.8	16.8	43.9	7.2	2.31	0.50	1.50
97SP_BARCOMP2 Bulk Comp	61.6	7.5	19.2	3.4	0.69	1.39	0.50
	68.2	7.1	24.2	2.9	0.70	1.90	0.50
	71.4	7.0	27.0	3.5	0.62	3.07	0.80
97SP_BARCOMP3 Bulk Comp	109.0	32.1	36.6	1.8	2.42	0.72	0.65
	105.8	34.2	38.4	1.9	2.56	0.99	2.19
	113.6	31.2	42.4	2.8	2.49	0.82	2.49
	102.3	28.6	45.8	2.6	2.79	1.20	0.88
	97.8	31.2	45.3	2.8	3.07	0.59	1.40
98SP_BARCOMP4 Core Comp	107.9	15.9	10.7	1.4	0.64	0.84	1.39
	87.1	14.7	16.8	1.8	0.78	1.53	2.32
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (3)[3]	79.5	12.0	21.2	5.3	0.89	0.67	0.88
32mm (5)[6]	90.5	22.6	30.7	2.8	2.87	0.97	1.27
13mm (8)[14]	88.2	23.5	40.4	3.8	3.13	0.84	1.36
All Standard Columns (8)[23]	88.0	22.1	35.3	3.7	2.77	0.85	1.27
All Other Columns (0)[0]
All 13mm Columns (8)[14]	88.2	23.5	40.4	3.8	3.13	0.84	1.36
All Core Composite Columns (1)[2]	97.5	15.3	13.8	1.6	0.71	1.19	1.86

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding column samples.

( ) = # of different samples, [  ] = # of tests

Section 6	September 2003	6-29

Cerro San Pedro Project	Development Plan

Table 6.12 Detailed Bottle Roll Results – Barreno

Bottle Roll Test Results - BARRENO (BA + BAm)

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Hrs	Calc	Dir	Calc	Dir	Au	Ag

Tb-1 Bulk	13	BCy	96	0.71	0.71	36.0	36.0	0.44	30.1
Tb-2 Bulk	13	BCy	96	0.41	0.41	19.0	19.0	0.28	17.2
Tb-3 Bulk	13	BCy	96	0.83	0.83	7.6	7.6	0.62	6.5
Tb Composite Bulk Comp	13	BCy	96	0.72	0.72	23.0	23.0	0.45	18.8
Kb-4 Bulk	13	BCy	96	1.53	1.86	27.4	28.8	0.65	25.6
Kb-5 Bulk	13	BCy	96	0.82	0.91	24.5	24.5	0.64	23.2
97SP_BARCOMP1 Bulk Comp	50	BCy	240	0.77	1.07	44.7	38.9	0.53	40.8
	13	BCy	192	0.96	1.07	37.1	38.9	0.43	31.0
	13	BCy	192	0.95	1.07	37.3	38.9	0.41	32.0
97SP_BARCOMP2 Bulk Comp	50	BCy	240	0.63	0.63	30.7	32.2	0.41	29.2
	13	BCy	240	0.68	0.63	34.5	32.2	0.39	31.9
	13	BCy	96	0.61	0.63	38.3	32.2	0.39	31.1
	13	BCy	240	0.93	0.63	27.1	32.2	0.41	24.7
97SP_BARCOMP3 Bulk Comp	13	BCy	192	1.36	1.32	26.6	26.6	0.75	23.6
	13	BCy	96	1.36	1.32	27.1	26.6	0.63	22.7
97SP_BARCOMP3_Kb-97-01/02 Bulk Comp	13	BCy	96	4.28	1.32	33.2	26.6	1.84	28.0
98SP_BARCOMP4 Core Comp	13	BCy	96	1.03	1.05	41.9	40.8	0.76	39.3
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (8)[14]	18		158	1.19	1.02	32.4	31.6	0.62	28.7
13mm of ‘Column Samples’ (8)[12]	13		144	1.27	1.04	31.5	30.9	0.65	27.7
All >=13mm (93)[100]	14		112	1.42	1.50	36.3	36.7	0.89	33.9
All 13mm (93)[98]	13		109	1.44	1.52	36.3	36.7	0.90	33.9
>=13mm Core & Core Comp (41)[42]	13		96	1.40	1.34	38.0	37.7	0.96	36.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

Tb-1 Bulk	63.4	28.9	38.0	16.4	1.80	0.16	1.30
Tb-2 Bulk	158.5	25.8	31.7	9.5	0.78	0.22	1.30
Tb-3 Bulk	37.3	67.1	25.3	14.5	1.11	0.16	1.50
Tb Composite Bulk Comp	65.3	22.6	37.5	18.3	1.66	0.23	0.80
Kb-4 Bulk	102.0	22.6	57.5	6.6	4.42	0.15	0.90
Kb-5 Bulk	87.8	29.0	22.0	5.3	0.98	0.08	1.20
97SP_BARCOMP1 Bulk Comp	97.4	15.9	31.2	8.8	1.49	0.05	1.10
	92.7	17.0	55.2	16.4	3.08	0.13	1.70
	93.7	16.9	56.8	14.2	3.06	0.15	1.20
97SP_BARCOMP2 Bulk Comp	71.4	7.8	34.9	4.9	1.19	0.15	1.00
	66.2	7.0	42.6	7.5	1.62	0.25	1.60
	73.8	6.3	36.1	18.8	1.66	0.89	13.30
	48.4	8.9	55.9	8.9	2.72	0.90	0.10
97SP_BARCOMP3 Bulk Comp	98.5	28.9	44.9	11.3	3.21	0.75	1.50
	98.5	28.4	53.7	16.2	3.91	0.97	0.80
97SP_BARCOMP3_Kb-97-01/02 Bulk Comp	31.3	23.2	57.0	15.7	12.29	1.96	1.50
98SP_BARCOMP4 Core Comp	85.4	15.3	26.2	6.2	1.53	0.08	1.00
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (8)[14]	79.5	17.8	43.7	11.4	3.06	0.48	1.98
13mm of ‘Column Samples’ (8)[12]	78.6	18.8	45.5	12.1	3.35	0.55	2.13
All >=13mm (93)[100]	74.6	21.7	31.9	7.3	2.77	0.26	1.31
All 13mm (93)[98]	74.4	22.0	31.9	7.3	2.80	0.26	1.32
>=13mm Core & Core Comp (41)[42]	83.5	20.8	25.1	4.8	2.26	0.20	1.13

*	CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding bottle roll samples.

( ) = # of different samples, [ ] = # of tests

Hospital Limestone

Metallica and Cambior’s early work assumed that samples of the Hospital Limestone would behave metallurgically similar to the Begonia Limestone, as there is little to geologically distinguish the two rock types. Hence, most all work was performed on the more widespread Begonia rock type. Late in Cambior’s studies, specific Hospital core samples and underground chip samples were taken for bottle roll testing. Bottle roll results indicate that precious metals recoveries for the Hospital are lower than the Begonia, and perhaps more similar to Barreno. Metallica did not evaluate the Hospital Limestone as a separate rock unit.

Because no columns have been performed on Hospital Limestone ore, only the results of bottle roll tests are presented in Table 6.13 (all bottle rolls are presented for evaluation). As discussed previously, the average bottle roll recoveries for all core and core composite samples is 47.0% Au and 15.3% Ag.

Section 6	September 2003	6-30

Cerro San Pedro Project	Development Plan

Porphyry Mixed

Table 6.14 presents column leach test results with averages by particle size for porphyry mixed samples. The results of bottle roll testing of splits from these column samples and other bottle rolls by sample type and size are provided in Table 6.15.

Porphyry Sulfide

Table 6.16 presents detailed column leach test results with averages by particle size for porphyry sulfide samples. The results of bottle roll testing of splits from these column samples and other bottle rolls by sample type and size are provided in Table 6.17.

Section 6	September 2003	6-31

Cerro San Pedro Project	Development Plan

Table 6.13 Detailed Bottle Roll Results – Hospital

Bottle Roll Test Results - HOSPITAL

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Hrs	Calc	Dir	Calc	Dir	Au	Ag

73753 UG Chip	13	BCy	96	0.18	0.41	13.9	11.0	0.10	13.0
73756 UG Chip	13	BCy	96	0.22	0.21	17.6	15.8	0.17	16.1
73811 UG Chip	13	BCy	96	0.22	0.17	31.0	31.2	0.14	27.4
73818 UG Chip	13	BCy	96	0.49	0.31	16.6	11.0	0.41	15.8
73834 UG Chip	13	BCy	96	0.09	0.07	37.2	39.8	0.07	34.6
73848 UG Chip	13	BCy	96	0.27	0.21	46.5	47.3	0.03	44.2
73868 UG Chip	13	BCy	96	0.27	0.24	17.1	19.9	0.21	16.1
73883 UG Chip	13	BCy	96	0.93	1.10	13.6	16.8	0.45	12.0
74790 UG Chip	13	BCy	96	0.36	0.41	9.5	11.3	0.21	7.5
96SP_137C016018 Core	13	BCy	96	0.18	0.10	100.0	98.6	0.18	60.0
97SP_203C086088 Core	13	BCy	96	0.19	0.17	82.4	75.8	0.17	81.3
97SP_203C114117 Core	13	BCy	96	0.46	0.45	32.9	25.4	0.17	26.4
97SP_207C074077 Core	13	BCy	96	0.55	0.65	95.2	100.1	0.31	83.0
97SP_207C095097 Core	13	BCy	96	0.02	0.03	83.4	80.9	0.02	68.6
97SP_207C114116 Core	13	BCy	96	0.67	0.69	23.1	23.7	0.14	21.3
97SP_211C010012 Core	13	BCy	96	0.99	1.34	23.6	25.4	0.24	21.6
97SP_211C024026 Core	13	BCy	96	0.24	0.31	33.0	41.1	0.10	30.5
97SP_211C043045 Core	13	BCy	96	0.21	0.31	18.1	21.9	0.03	16.1
97SP_211C105107 Core	13	BCy	96	0.13	0.14	29.3	34.3	0.07	25.0
97SP_213C172174 Core	13	BCy	96	0.19	0.21	10.2	10.6	0.07	6.9
UG-04_10-18 Core Comp	13	BCy	96	3.33	3.60	12.4	9.9	1.44	11.7
UG-30_116-123 Core Comp	13	BCy	96	9.47	7.18	112.6	101.5	6.69	89.8
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (0)[0]
13mm of ‘Column Samples’ (0)[0]
All >=13mm (22)[22]	13		96	0.89	0.83	39.1	38.8	0.52	33.1
All 13mm (22)[22]	13		96	0.89	0.83	39.1	38.8	0.52	33.1
>=13mm Core & Core Comp (13)[13]	13		96	1.28	1.17	50.5	49.9	0.74	41.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

73753 UG Chip	172.2	12.2	44.4	6.5	0.46	0.07	0.90
73756 UG Chip	77.3	19.9	22.7	8.5	0.37	0.15	0.90
73811 UG Chip	63.6	24.8	36.4	11.6	0.68	0.06	1.10
73818 UG Chip	55.1	31.9	16.3	4.8	0.45	0.08	0.70
73834 UG Chip	0.0	55.4	22.2	7.0	0.31	0.06	0.80
73848 UG Chip	51.9	14.6	88.9	4.9	1.35	0.22	1.10
73868 UG Chip	77.8	20.5	22.2	5.8	0.37	0.07	0.90
73883 UG Chip	103.2	43.4	51.6	11.8	2.46	0.15	0.80
74790 UG Chip	66.7	20.0	41.7	21.1	0.89	0.22	1.50
96SP_137C016018 Core	388.9	73.7	0.0	40.0	3.29	0.01	1.20
97SP_203C086088 Core	110.5	8.3	10.5	1.3	0.19	0.07	1.50
97SP_203C114117 Core	119.6	45.3	63.0	19.8	1.94	0.37	1.50
97SP_207C074077 Core	125.5	61.2	43.6	12.8	2.17	1.41	1.00
97SP_207C095097 Core	150.0	72.3	0.0	17.7	1.21	0.22	0.70
97SP_207C114116 Core	92.5	20.8	79.1	7.8	2.72	1.37	1.00
97SP_211C010012 Core	121.2	43.6	75.8	8.5	3.81	0.07	1.00
97SP_211C024026 Core	100.0	48.8	58.3	7.6	0.89	0.15	1.00
97SP_211C043045 Core			85.7	11.0	1.04	0.45	1.00
97SP_211C105107 Core	53.8	36.5	46.2	14.7	0.65	0.15	1.50
97SP_213C172174 Core	73.7	726.5	63.2	32.4	0.86	0.30	1.50
UG-04_10-18 Core Comp			56.8	5.6	9.25	0.00	1.00
UG-30_116-123 Core Comp			29.4	20.2	15.40	0.54	1.50
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (0)[0]
13mm of ‘Column Samples’ (0)[0]
All >=13mm (22)[22]	105.4	72.6	43.5	12.8	2.31	0.28	1.10
All 13mm (22)[22]	105.4	72.6	43.5	12.8	2.31	0.28	1.10
>=13mm Core & Core Comp (13)[13]	133.6	113.7	47.0	15.3	3.34	0.39	1.18

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding bottle roll samples.

( ) = # of different samples, [ ] = # of tests

Section 6	September 2003	6-32

Cerro San Pedro Project	Development Plan

Table 6.14 Detailed Column Results – Porphyry Mixed

Column Test Results - PORPHYRY MIXED

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

TpM-1 Bulk	13	cpmr	101	0.52	0.61	25.7	28.0	0.32	12.4
PORCOMP 1.5-4.5 Core Comp	13	sslmcr	TBC
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (0)[0]
32mm (0)[0]
13mm (1)[1]	13		101	0.52	0.61	25.7	28.0	0.32	12.4
All Standard Columns (1)[1]	13		101	0.52	0.61	25.7	28.0	0.32	12.4
All Other Columns (1)[1]	13
All 13mm Columns (2)[2]	13		101	0.52	0.61	25.7	28.0	0.32	12.4
All Core Composite Columns (1)[1]	13

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

TpM-1 Bulk	26.9	67.3	38.5	51.8	1.10	4.83	48.40
PORCOMP 1.5-4.5 Core Comp
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (0)[0]
32mm (0)[0]
13mm (1)[1]	26.9	67.3	38.5	51.8	1.10	4.83	48.40
All Standard Columns (1)[1]	26.9	67.3	38.5	51.8	1.10	4.83	48.40
All Other Columns (1)[1]
All 13mm Columns (2)[2]	26.9	67.3	38.5	51.8	1.10	4.83	48.40
All Core Composite Columns (1)[1]

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding column samples.

( ) = # of different samples, [ ] = # of tests

Table 6.15 Detailed Bottle Roll Results – Porphyry Mixed

Bottle Roll Test Results - PORPHYRY MIXED

Sample and Test Description				Head Assay g/t

Sample		Test		Au		Ag		Tail g/t
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

TpM-1 Bulk	13	BCy	96	0.51	0.61	20.4	28.0	0.33	9.6
PORCOMP 1.5-4.5 Core Comp	13	BCy	96	0.96	0.83	19.0	21.1	0.45	10.3
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (2)[2]	13		96	0.74	0.72	19.7	24.6	0.39	10.0
13mm of ‘Column Samples’ (2)[2]	13		96	0.74	0.72	19.7	24.6	0.39	10.0
All >=13mm (43)[43]	13		96	0.76	0.77	24.7	23.7	0.42	12.7
All 13mm (43)[43]	13		96	0.76	0.77	24.7	23.7	0.42	12.7
>=13mm Core & Core Comp (42)[42]	13		96	0.76	0.78	24.8	23.6	0.43	12.8

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	CN Sol %*		Recovery %			Reagent kg/t
					Ore
Name	Au	Ag	Au	Ag	Ratio	NaCN	Lime

TpM-1 Bulk	27.5	84.8	35.3	52.9	1.76	12.30	50.60
PORCOMP 1.5-4.5 Core Comp			53.1	45.8	3.19	1.31	13.60
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (2)[2]	27.5	84.8	44.2	49.4	2.48	6.81	32.10
13mm of ‘Column Samples’ (2)[2]	27.5	84.8	44.2	49.4	2.48	6.81	32.10
All >=13mm (43)[43]	67.6	76.7	42.2	45.2	2.60	1.38	6.08
All 13mm (43)[43]	67.6	76.7	42.2	45.2	2.60	1.38	6.08
>=13mm Core & Core Comp (42)[42]	68.6	76.4	42.4	45.0	2.62	1.12	5.02

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding bottle roll samples.

( ) = # of different samples, [ ] = # of tests

Section 6	September 2003	6-33

Cerro San Pedro Project	Development Plan

Table 6.16 Detailed Column Results – Porphyry Sulfide

Column Test Results - PORPHYRY SULFIDE

Sample and Test Description				Head Assay g/mt

Sample		Test		Au		Ag		Tail g/mt
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

TpS-1 Bulk	13	cpmr	101	0.91	0.86	47.7	41.1	0.56	10.5
PORCOMP 4.5 Core Comp	13	sslmcr	TBC
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (0)[0]
32mm (0)[0]
13mm (1)[1]	13		101	0.91	0.86	47.7	41.1	0.56	10.5
All Standard Columns (1)[1]	13		101	0.91	0.86	47.7	41.1	0.56	10.5
All Other Columns (1)[1]	13
All 13mm Columns (2)[2]	13		101	0.91	0.86	47.7	41.1	0.56	10.5
All Core Composite Columns (1)[1]	13

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	Extrac g/mt		CN Sol %*		Recovery %			Reagent kg/t
							Ore
Name	Au	Ag	Au	Ag	Au	Ag	Ratio	NaCN	Lime

TpS-1 Bulk	0.35	37.2	34.1	44.2	38.5	78.0	2.39	5.31	77.90
PORCOMP 4.5 Core Comp
AVERAGES (# samps)[# tests]
Standard Tests
150mm (0)[0]
50mm (0)[0]
32mm (0)[0]
13mm (1)[1]	0.35	37.2	34.1	44.2	38.5	78.0	2.39	5.31	77.90
All Standard Columns (1)[1]	0.35	37.2	34.1	44.2	38.5	78.0	2.39	5.31	77.90
All Other Columns (1)[1]
All 13mm Columns (2)[2]	0.35	37.2	34.1	44.2	38.5	78.0	2.39	5.31	77.90
All Core Composite Columns (1)[1]

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding column samples.
( ) = # of different samples, [ ] = # of tests

Table 6.17. Detailed Bottle Roll Results – Porphyry Sulfide

Bottle Roll Test Results - PORPHYRY SULFIDE

Sample and Test Description				Head Assay g/mt

Sample		Test		Au		Ag		Tail g/mt
	Size
Name	mm	Type	Days	Calc	Dir	Calc	Dir	Au	Ag

TpS-1 Bulk	13	BCy	96	0.82	0.86	38.9	41.1	0.50	12.1
PORCOMP 4.5 Core Comp	13	BCy	96	0.84	0.74	17.6	21.0	0.55	9.6
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (2)[2]	13		96	0.83	0.80	28.3	31.1	0.53	10.9
13mm of ‘Column Samples’ (2)[2]	13		96	0.83	0.80	28.3	31.1	0.53	10.9
All >=13mm (19)[19]	13		96	0.57	0.56	18.8	18.8	0.39	9.0
All 13mm (19)[19]	13		96	0.57	0.56	18.8	18.8	0.39	9.0
>=13mm Core & Core Comp (17)[17]	13		96	0.52	0.50	15.2	15.1	0.37	8.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

Sample and Test Description

Sample	Extrac g/mt		CN Sol %*		Recovery %			Reagent kg/t
							Ore
Name	Au	Ag	Au	Ag	Au	Ag	Ratio	NaCN	Lime

TpS-1 Bulk	0.32	26.8	37.8	54.2	39.0	68.9	3.76	20.69	76.90
PORCOMP 4.5 Core Comp	0.29	8.0			34.5	45.5	2.07	2.36	9.60
AVERAGES (# samps)[# tests]
>=13mm of ‘Column Samples’ (2)[2]	0.31	17.4	37.8	54.2	36.8	57.2	2.91	11.53	43.25
13mm of ‘Column Samples’ (2)[2]	0.31	17.4	37.8	54.2	36.8	57.2	2.91	11.53	43.25
All >=13mm (19)[19]	0.18	9.8	29.5	66.0	20.2	44.5	1.68	2.51	12.15
All 13mm (19)[19]	0.18	9.8	29.5	66.0	20.2	44.5	1.68	2.51	12.15
>=13mm Core & Core Comp (17)[17]	0.15	6.8	30.6	70.9	17.2	41.4	1.27	1.30	4.96

*CN solubility analysis results of pulverized splits (typically 150 mesh) of the corresponding bottle roll samples.

( ) = # of different samples, [ ] = # of tests

Section 6	September 2003	6-34

Cerro San Pedro Project	Development Plan

6.7 Bottle Stir Tests (Ore Leaching Characterization) by METCON – Tucson, Arizona

One of the most difficult metallurgical parameters to define for design of a heap leach facility is projected metal recovery versus crush size, optimum reagent concentration, and reagent consumption over time. The characterization leach test program (bottle stir test program) was designed to provide an improved understanding of leach parameters and to provide data that can reasonably track expected leach performance in a production operation. A complete summary of this work is included in Section 6.5 of Appendix 6.

6.7.1 Description of Metallurgical Samples

Bottle stir tests were completed on composites of bulk samples from porphyry oxide (PORCOMP3) and core samples from Begonia Limestone oxide (BEGCOMP4). A total of 101 bottle stir tests were completed for ore characterization purposes by METCON. Additional data was developed for PORCOMP4 to ensure that results from PORCOMP3 were representative

6.7.2 Description of Bottle Stir Test Procedures

Details of procedures for METCON’s bottle stir tests are also presented in Section 6.5 of the Appendix. In general, static cyanidation testing was performed for retention times ranging from 2 to 384 hours at six different size distributions of 32 mm (1-¼”), 19 mm (¾”), 13 mm (½”), 6 mm (¼”), 1.65 mm (10 mesh), and 0.15 mm (100 mesh) for the porphyry and five sizes (all but 1.65 mm) for the Begonia. Leach testing was conducted in a vessel at 20% solids, which was periodically stirred. Chemical grade calcium oxide was added to the slurry until the pH stabilized between 11.2 and 11.6. Sufficient NaCN was added to yield a leach solution concentration of 0.25, 1.0, and 2.0 kg/t for porphyry and 0.25. 0.50, and 1.0 kg/t for Begonia.

6.7.3 Results of Bottle Stir Tests

Generally, the characterization test data show that leach kinetics are most sensitive to crush size for both Au and Ag. However, kinetics are also reasonably sensitive to NaCN concentration, particularly below 0.5 g/l at coarser crush sizes. Cyanide consumption on the other hand is fairly insensitive to crush size, but very sensitive to NaCN concentration. Zn dissolution is both sensitive to crush size and NaCN concentration. Future operations, particularly at start-up, must find an optimum balance between these recovery/reagent consumption parameters. The bottle stir data suggest that this optimum production operating balance may involve keeping the NaCN concentration in leach solutions as low as possible to minimize NaCN consumption and Zn dissolution.

Section 6	September 2003	6-35

Cerro San Pedro Project	Development Plan

6.8 High Solids Bottle Stir (HSBS) Tests – RDI - Denver

A program to more closely simulate heap leaching using a mature solution was developed and applied to Cerro San Pedro ores. An initial test protocol for high-solids bottle stir tests (HSBS) for heap leach simulation was developed and tested on BEGCOMP4. Based on these results, the HSBS test protocol presented below was used with the main objectives being to evaluate the effect of process variables (i.e., pH and NaCN concentration) on precious metal extractions and reagent consumption as the solutions mature with time. Intermediate solutions were also analyzed by ICP to obtain a better understanding of the solution chemistry.

6.8.1 Description of Metallurgical Samples/Ore Types Tested

A total of 32 HSBS tests were completed on PORCOMP4, four porphyry sulfide study composites (PORCOMP 0.2-0.5, 0.5-1.5, 1.5-4.5 and 4.5), BEGCOMP4, and several Begonia core composites. No HSBS testing has been performed on the Barreno, since reagent consumption appears to be very low from other standard testing methods. Hospital ore has also not been tested.

Twenty-two of the 32 tests were conducted at conditions believed to most closely simulate the heap (closed jar, 13 to 32 mm particle size, 10.75 to 11.5 pH, 35 to 37 days leach time, and 0.5 g/l concentration NaCN).

6.8.2 Test Procedures

Samples were prepared at the 13 mm size primarily, but also on the 32 mm particle size for PORCOMP4 and BEGCOMP4. Samples were placed in a bottle and the percent solids adjusted to 75% (simulating conditions in a heap). The pH and the NaCN concentration were adjusted to the desired level (pH varied from 10 to 11.5 and NaCN concentration varied from 0.125 g/l to 0.5 g/l). The bottle was rolled for one minute. The lid was closed during and following the rolling of the bottle.

The bottle was rolled once per day for one minute. The sample was aerated for 5 minutes prior to each bottle roll event. After 48 hours, a thief sample was taken and analyzed for free NaCN, Au, Ag, and Zn and a portion submitted for ICP analysis. The pH of the slurry was also measured. Another 1 kg sample of ore was then added to the bottle. Water at appropriate pH was added to adjust the solids to 75%. The required NaCN to maintain the slurry at the predetermined level was also added. This procedure for aeration, sampling, and ore/solution addition was repeated for a total of 5 cycles. After 5 cycles, no new ore was added. Only make-up solution was added, adjusting to predetermined pH and NaCN levels. The sampling time was variable at 96 hours or greater. Analytical testing was performed for a total of 10 cycles. The final

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solids/solution were filtered to collect mature solution. The solids and mature solutions were appropriately analyzed.

6.8.3 Results of HSBS Tests

Test parameters varied pH, NaCN concentration, open versus closed bottles, nitric acid pre-treatment, and particle size, including tests designed to help model actual operating conditions. Diagnostic/research results showed that NaCN consumption decreased with increasing pH. At high pHs, Zn forms Zn(OH)2 and forms a precipitate. Since NaCN does not complex with Zn precipitate, the NaCN consumption is lower and there is a corresponding decrease in Zn extraction. The NaCN consumption as a function of leach time shows significant fluctuations which could be attributable to removal of pregnant solution for analyses during the test and other factors that would result in large variations in NaCN consumption calculations. Calculated assays on leach test residues from assay by size data is significantly different from assayed leach residues for several tests despite following elaborate procedures for preparing material for assay.

Additional tests were performed in an open bottle configuration and showed significantly higher NaCN consumption. It is believed that open bottle tests greatly overestimate the proportion of heaped ore that is exposed to the surface and has free exchange with the atmosphere versus the actual volume of ore that has little surface exposure over time.

An evaluation of the mature solution was also performed. Anionic-cationic analyses, alkalinity, and forms of cyanide and sulfur analyses for leach residue indicates that the majority of the cyanide in the mature solution is present as WAD cyanide and the sulfur is present as sulfate ions. Approximately 25 to 80% of the Ag left in residue was cyanide soluble. Information on cyanide soluble Au was inconclusive because of the presence of precipitates in the cyanide leaches. Significant potassium is present in the mature solutions. Leach residues also contain 0.8 to 8.8 ppm Hg.

Table A 5.12 in Section 6.7 of the Appendix details results of the 22 tests used in developing final design criteria for reagent consumption. These results included tests run at 0.5 g/l NaCN, closed bottle, and either 10.75 or 11.5 pH. The results of four other open bottle tests are shown for information purposes only. Precious metals recoveries calculated for the HSBS tests are not considered representative of operational recoveries because of the combined factors of low solution to solids ratio and the fact that there was no recovery employed on the HSBS tests (i.e., no carbon or Merrill-Crowe).

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Porphyry Oxide

Three different composite porphyry oxide samples were HSBS tested for a total of six tests. NaCN consumption in closed bottle tests ranged from 0.030 to 0.090 kg/t for 6 tests and was 0.254 kg/t for a sample with the highest sulfide content (0.5 to 1.5% sulfide). NaCN consumption overall averaged 0.091 kg/t. Lime consumption averaged 1.65 kg/t. The average recovery for all seven tests was 61.7% for Au and 40.1% for Ag.

Begonia Limestone

A total of nine different Begonia samples for 12 HSBS tests were performed. NaCN consumption ranged from 0.025 to 0.297 and averaged 0.150 kg/t. Lime consumption averaged 0.83 kg/t. The average recovery for all 12 tests was 65.7% Au and 27.1% Ag.

Porphyry Mixed and Sulfide

Two tests were performed on one sample of porphyry mixed (sulfide content in the range of 1.5-4.5%). NaCN consumption ranged between 0.365 and 0.398 kg/t. Lime consumption ranged between 5.85 and 4.36 kg/t. Recoveries averaged 38.0% Au and 62.5% Ag.

One test was performed on a sample of porphyry sulfide (sulfide content >4.5%). NaCN consumption was 0.474 kg/t and lime consumption was 4.61 kg/t. Recovery was 20% Au and 35% Ag.

6.9 Related Investigations

6.9.1 Solution Chemistry and Leach Kinetics

Overall Heap Leach Chemistry Evaluation of all Standard/Design Criteria Test Work

An evaluation of cyanide, nitrogen, metals, etc. balances from weekly samples from locked-cycle columns was conducted. Ultimate Zn extraction tests were completed at RDI and METCON. Reagent consumption data from all bottle roll, HSBS, and column tests was reevaluated. Preliminary curves were then established for NaCN and lime consumption versus tonnes of solution/tonnes of ore.

Significant conclusions regarding solution chemistry are:

▪	Cerro San Pedro ores contain significant concentrations of cyanide soluble Zn, carbonates, and sulfates.

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▪	pH and NaCN concentrations are the most critical parameters which determine precipitation circumstances of Zn and related species.

▪	Previous test work indicates optimum leach performance at 0.5g/l as NaCN.

▪	Operating at 0.5 g/l NaCN, the optimum pH range is 11.0-11.5. For pH values less than 11.0, some Zn will precipitate as cyanide species. For pH values greater than 11.5, excess lime consumption and/or excess precipitation may occur.

▪	Operating at pH 11.0 and 0.5 g/l NaCN, the final leach solution should contain 10-20% of the extracted Zn, the remainder would have precipitated as Zn carbonate, hydroxide, or oxide along with much greater amounts of “scale” (mostly calcium carbonate).

▪	Long term ability to hold leach solution pHs above 11.0 can be accomplished through the use of pebble lime, augmented by caustic additions as needed. Pebble lime consumption can be expected to average 50-60% of the hydrated lime consumption shown in the column test data, because laboratory hydrated lime contains water as nearly two thirds of its chemical weight, while pebble lime generally contains more than 95% available lime by weight.

Mature Solution Effect on Leach Kinetics

RDI conducted testing on a 200 mesh (0.074 mm) PORCOMP4 sample to evaluate the effect of mature solution on leach kinetics. Leach tests were performed at 50% solids, pH 11 and 0.5 g/l NaCN for 72 hours. Following leaching, the solution was filtered until no additional filtrate could be obtained. The filtrate volume was measured and was used in the next leach test with tap water used for make-up water for a total of 5 cycles. In the fifth cycle, however, the ore weight was reduced and recycle mature solution constituted 100% of the solution to leach. The residues were thoroughly washed and assayed for Au, Ag, and Zn. Some of the mature solutions were also analyzed using ICP methods. The residue wash solution analyses indicates that the solution contained significant Zn and Ag. Based on the residue analyses, it is reasonable to conclude that recycling of mature solution has no effect on precious metals extraction. Even after 5 cycles, Zn analysis of the mature solution was still increasing, however, Zn extraction had only increased to a total of 1.5%.

Soluble Zinc

Various test results indicate that during heap leaching some Zn will be dissolved from the ore and will likely precipitate in the heap. At pH >11.0-11.5, the primary precipitate is Zn hydroxide. As pH drops below 11.0, a higher fraction of the zinc precipitates as Zn cyanide (ZnCN2). This can result in increased NaCN consumption. Commercial operations should be designed to operate with barren solutions in the pH 11.0 range.

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While the amount of zinc to be solubilized in commercial operation is significant, the potential formation of precipitates are expected to average less than 0.006% of the total mass in the heap, and the precipitates are not expected to interfere with heap percolation. Solution concentrations for zinc are expected to average below 100 ppm, which is well within an acceptable operating range for Merrill Crowe plant operations.

Commercial operations will utilize pebble lime added directly to the ore, with provisions for caustic additions to trim solution pH as needed. Pebble lime is effective in maintaining high pH levels over a long period of time due to its slow dissolution rate. Because of the higher available CaO content of pebble lime, consumption of this reagent is usually about half the consumption of hydrated lime typically used in laboratory column tests.

Zinc precipitation will most likely behave similarly to other typical precipitates known as “scale” which is typically calcium carbonate. Zinc precipitation should be relatively small in the overall precipitation balance. Commercial heap leach operations will employ the use of antiscalant chemicals, which will combat the formation of scale precipitates in the circuit.

Additional information on zinc leach kinetics, extraction, and recovery of Zn is included in Section 6.5 of the Appendix.

6.9.2 Study of Existing Vat Leaching Operation

METCON performed a metallurgical audit and mass balance around the Alcalde vat leach operation adjacent to the proposed pit at the Cerro San Pedro site. The operation, now shut down, used to process 1,000 tonnes of ore per month from local open cuts. Operations involved the following units and metallurgical procedures:

Crushing Circuit

Blasted material from the Cerro San Pedro mine was broken to 100% passing 200 mm and fed from a coarse ore hopper to a jaw crusher, producing 100% passing 76 mm material. Material greater than 6 mm was discharged by gravity to a hammer mill where material was milled. The final crushed product of 9.5 mm was fed by stacker conveyor to the vat feed material stockpile. No feed assays were performed.

Vat Leaching

The vat leach circuit contained 6 vats each with 50 t capacity. Crushed material was loaded into vats using a front-end loader. Irrigation of loaded vats was done at a flow rate of 1,667 l/h for 7 days under flooded conditions with a 1-day drain cycle. The leach solution was at a pH of 12.5, NaCN concentration of 1.0 kg/t,

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and at 200 g/t of lime. Upon draining, the leached residue was unloaded to a tailings dump area. No tails assays were performed. Each time a vat was loaded, 13,000 l of make-up water was added to the circuit to make-up for moisture retained in the leach residue.

Sedimentation and Precipitation

The pregnant leach solution exited the leaching circuit to a clarifier in a sedimentation tank. The clarified pregnant solution flowed by gravity into the Zn precipitation circuit. The Zn precipitation cell consisted of 2 rectangular vessels divided into 5 separate boxes using steel plates. Solution flow was upward through Zn shavings into consecutive boxes. Au and Ag were precipitated as sludge on the Zn shavings. Barren solution drained from the precipitation boxes was stored in a barren solution tank. Precipitated Au and Ag was removed and washed out from the Zn shavings. Zinc shavings were treated with hydrochloric acid and then neutralized in high pH lime and water and returned to the boxes for the next cycle. Precipitate was sent to a furnace where doré consisting of Au and Ag was poured.

Analytical Procedures

There were no written metallurgical procedures. Free cyanide and free lime determinations were conducted on leach solutions and Au and Ag assays were performed on the precipitate and dore only. As such, a true metallurgical balance could not be performed.

Issues

Results from METCON’s sampling found that the Alcalde operation was operated very inconsistently without adequate controls. Feed material was mined from the Gran Hundido area of the Cerro San Pedro deposit, but was not identified by rock type. Feed from vats 1, 2 and 5 ranged from 0.65 to 2.0 g/t Au and 115 to 130 g/t Ag head grade with highest Au values in vat 5. The following was concluded:

▪	The system was not in control with respect to NaCN concentrations or pH. The system was operated at low pH (9.9 to 11.3) and low NaCN concentration, adversely affecting the precious metal dissolution and increasing NaCN consumption. On days when no new vats were loaded, barren solution was transferred to the feed solution reservoir without adjusting NaCN and lime content, making leach concentrations inadequate to maintain proper leaching conditions. NaCN consumption was as high as 0.368 kg/t and as low as 0.012 (averaging 0.12 kg/t), due to limited control of NaCN and lime concentrations. Lime consumption averaged 0.07 kg/t.

▪	Precious metal recoveries were estimated at 23.5 to 62.5% Au and 11.5 to 21.7% Ag on feeds from 3 different vats. One reason for the low Ag recoveries is that leached residue was not washed with make up water to remove Ag. Washing would also decrease NaCN and lime retained as moisture and decrease consumption. Assays were performed on the same sample pulp at both labs used by

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McClelland and at the Bondar-Clegg laboratory in Vancouver. In addition, assays at both labs were compared which analyzed different sample splits of the same interval. The two datasets (pulp and splits) show that the low recoveries were also due to the short leach cycle, low pH, and low NaCN concentration discussed previously. Zinc extraction was estimated at 1.5 to 2%.

6.9.3 Statistical Review of Metallurgical Data/Assays

Gold and Silver Assays

A review of Au and Ag assays from McClelland and Bondar-Clegg laboratories was performed. McClelland assays generally support the Bondar-Clegg assays and appear to confirm the findings of the re-assaying program. Based on a total of some 167 sample split pairs, the average of the direct Au head assay of McClelland labs (0.99 g/t Au) is the same as the Au assay supplied by Bondar-Clegg (1.00 g/t Au). However, the average Ag head assay from McClelland (33.55 g/t Ag) is significantly higher (by 7%) than that of Bondar-Clegg (31.39 g/t Ag). If the data sets are divided into those assays performed pre-1997 and those 1997 and later, the average percent difference for the Ag assays increases to 13% in the pre-1997 data set, which supports the conclusion of the extensive sample re-assay program discussed in Section 3.0.

6.9.4 Cyanide Solubility / Metallurgical Recovery

Cyanide solubility tests were conducted by McClelland on bulk and core drill hole composites of each ore type and including composites PORCOMP1-3, BEGCOMP1-3 and BARCOMP1-3. The purpose of the cyanide solubility testing was to determine which leach conditions affected Au, Ag, or Zn extractions, or NaCN consumption. The overall objective was to begin to develop a cyanide solubility procedure for use in ore control during commercial production. Tests were conducted on samples pulverized to 95% passing 106 µm (150 mesh or 0.105 mm). The three variables evaluated were NaCN concentration of 1.0, 5.0, or 9.0 gNaCN/l solution, temperatures of 20, 45, or 70ºC, and reaction time of 1.5, 3.0, or 4.5 hours.

Cyanide solubility Au and Ag extractions from all of these ore types were not dependent upon the NaCN concentration, leach time, or temperature, within the ranges evaluated. However, Zn dissolution from all of these ore types increased significantly with increases in NaCN concentration, temperature, and leach time.

The standard or routine Bondar-Clegg method of cyanide solubility tests used on drill samples should work as well as any other procedure evaluated in the ranges tested with respect to estimating Au and Ag extractions. Cyanide solubility tests conducted on 0.105mm feeds of Porphyry samples should provide fairly accurate estimates of Au extractions during commercial production. More comparisons are required for Begonia ore types. Cyanide solubility data will over-estimate Au extraction for crushed Barreno ores.

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Cyanide solubility tests at 106µm feeds will over-estimate Ag extraction for all ore types. A factor will have to be used in order to more accurately predict heap Ag extraction and enable use of cyanide solubility for ore control. Work on cyanide solubility testing for in-pit ore grade control is continuing at different particle sizes to find the optimum parameters to best simulate predicted heap recoveries. Fine grinding tends to “homogenize” differences between and enhance Au and Ag recoveries for most ore types.

Zinc dissolution was also overstated in the cyanide solubility tests. This was caused by the higher NaCN concentrations employed, rather than the ore particle size. Zinc dissolution is a function of NaCN concentration employed in the leach. The NaCN concentration used in the cyanide solubility tests is significantly higher than would be employed in the commercial operation. This would result in much higher estimates of Zn dissolution than would actually be encountered in the commercial operation.

6.9.5 Porphyry Sulfide Study – Analysis of Porphyry Oxide, Mixed and Sulfide Ore Types

Metallurgical testing established the general relationship between percent sulfide, metallurgical extraction, cyanide soluble calculated extraction, and geologic porphyry classification. However, only cyanide soluble Au analyses are consistently available for the geologic/assay database. An evaluation of cyanide solubility for the geologic database shows that there are a number of samples currently classed as oxide that should be classed as mixed or sulfide. Additionally, a number of samples classed as mixed should probably be classed as sulfide, with a smaller number that should be classed as oxide. Despite this relatively poor comparison of geologically versus metallurgically defined classifications (through cyanide soluble analysis for Au), the average calculated Au extractions from cyanide soluble testing for oxide, mixed and sulfide compares very well with the metallurgical extraction percentages for Au. An alternative method for classifying ore may be to use the calculated and/or metallurgical Au extraction % ranges (> 60% for oxide, 25-60% for mixed, and < 25% for sulfide) to define the classifications.

Mixed and sulfide material may be economically processed as ore where grades are sufficient. The complete sulfide study is included in Section 6.5 of the Appendix.

6.9.6 Crushing

Under the current gold price scenario, the added gold and silver recovery benefit from crushing does not support the capital and operating costs for crushing porphyry oxide or Begonia Limestone ores. Future metals price increases may allow for crushing plant installation.

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Table 6.18 compares average recoveries for Au and Ag by particle size (13, 32, and 50 mm) for three major ore types. Average recoveries are presented for standard column tests by size and for bottle rolls of all 13 mm samples. Column tests on particle sizes other than 13 mm were not conducted on the other ore types.

Table 6.18

Comparison of Precious Metals Recoveries by Major Ore Types and Particle Size

	B.R. Rec.	Standard Column Recovery			B.R. Rec.	Standard Column Recovery
	Au %*	Au (%) – unadj. time			Ag (%)*	Ag (%) – unadj. time

	13mm	13mm	32mm	50mm	13mm	13mm	32mm	50mm

Porphyry Oxide	70.3	81.2	75.5	80.5	42.2	51.3	36.9	43.6
Begonia Limestone	52.0	65.8	66.4	64.0	41.5	33.5	25.9	37.0
Barreno Limestone	31.1	40.4	30.7	21.2	7.2	3.8	2.8	5.3

* Averages taken from the mean of the distribution of all 13mm bottle rolls (duplicates removed)

An evaluation of Au-only recoveries for porphyry oxide and Begonia show little sensitivity to particle size. Recoveries from coarser sizes (32 and 50 mm) do not seem to be significantly different from the 13 mm size and from the few non-standard 19 mm size columns. Silver recoveries for these particle sizes are, however, somewhat more sensitive. These results have been corroborated by the run-of-mine column tests by McClelland Laboratories in Hermosillo, Mexico.

The Glamis Feasibility Study proposes run-of-mine leaching of porphyry oxide and Begonia Limestone ores. Section 6.1 of Appendix 6.0 includes studies conducted by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates, which corroborate the metals recovery and reagent consumption estimates selected by Glamis and used in this Development Plan. These estimates are as follows:

Porphyry Oxide

75% Au Recovery	40% Ag Recovery	0.3 kg/tonne NaCN	3.0 kg/tonne pebble lime

Begonia Limestone

55% Au Recovery	25% Ag Recovery	0.3 kg/tonne NaCN	3.0 kg/tonne pebble lime

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6.9.7 Pebble Lime Testing

Three column tests to determine the difference in lime requirements and effectiveness n controlling pH when using coarse pebble lime and fine pebble lime for agglomeration/alkalinity control were conducted on 19mm size PORCOMP3 with Merrill-Crowe recovery. Results are as follows:

Pebble Lime Parameters of Column	High pH developed	Days above pH 12.0	pH at Day 56

5 kg/t pebble lime, pulverized	12.4	18	10.9
5 kg/t pebble lime, 10mm crush size	12.6	24	11.0
7.5 kg/t pebble lime, 10mm crush size	12.7	48	11.6

Full-scale pebble lime consumption is projected at 3 kg/tonne, which is approximately 60% of the average laboratory column test consumption of hydrated lime. Hydrated lime consumption is always higher than pebble lime consumption, due to the added weight of water in the hydrated lime.

6.9.8 Comminution Test Work

Svedala Industries, Inc. performed high energy work index tests and abrasion index tests on the three bulk samples of the major Cerro San Pedro ore types. Table 6.19 presents these results. This information can be used to predict energy costs and liner wear in the future if precious metals prices recover to a point which makes installation of a crushing circuit economic for the Cerro San Pedro Project.

Table 6.19

Work Index/Abrasion Test Results

		High Energy	95% Confidence
		WORK INDEX	Interval	Abrasion Index
Ore Type	Sample ID	(kWh/t)	(kWh/t)	(lb/kWh)

Porphyry Oxide	PORCOMP2	10.09	±.75	.0821
Begonia Limestone	BEGCOMP2	7.05	±.34	.0034
Barreno Limestone	BARCOMP2	8.61	±.64	.1865

Porphyry Oxide

The breakage behavior of PORCOMP2 was consistent. Its average Work Index of 10.09 kWh/t would compare to that of average limestone at 8.29. The product distribution for this material is compared to average and hard limestone. The PORCOMP2 material would be considered easy to crush. The Abrasion

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Index is .0821, on the low end of range for average limestone (.00 to .65). Less than normal wear of liners would occur with PORCOMP2 material.

Begonia Limestone

The breakage behavior of BEGCOMP2 was consistent. Its average Work Index of 7.05 kWh/t would compare to average limestone at 8.29. The product distribution for this material is compared to average to hard limestone. This material would be considered easy to crush. The Abrasion Index is .0034, on the very low end of range for average limestone. Less than normal wear of liners would occur with BEGCOMP2 material.

Barreno Limestone

The breakage behavior of BARCOMP2 was consistent. Its average Work Index of 8.61 kWh/st would compare to average limestone at 8.29. The product distribution for this material is compared to average to hard limestone. This material would be considered easy to crush. The Abrasion Index is .1865. Less than normal wear of liners would occur with BARCOMP2 material.

6.10 Summary of Metallurgical Results

Table 6.20 summarizes Glamis’ evaluation of the relative value of tests in predicting the metallurgical behavior of ores under eventual operating conditions:

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Table 6.20

Predictive Value Of Different Metallurgical Tests and Analyses

	Au	Ag	PM	NaCN	Lime	Heap
Test Type	Ext	Ext	Kinetics	Cons.	Cons.	Permeability

Large Diameter Column (Series) w/	Best	Best	Best	Best	Best	Best
pebble lime/MC - Future

Column (Series) w/ pebble	Very	Very	Very
lime/Carbon or MC Rec.	Good	Good	Good	Good	Good	Good

Multiple Stage Column w/ MC PM	Very	Very	Very
Recovery	Good	Good	Good	Good	Good	Good

Single Stage Column w/ MC PM	Very	Very	Very
Recovery	Good	Good	Good	Good	Good	Good

Standard Column w/ Carbon PM	Good	Good	Good	Good	Good	Good
Recovery

Heap Simulation Bottle Stir (Series)	Poor	Poor	Poor	Good	Good	N/A

Heap Simulation Bottle Stir (Single	Poor	Poor	Poor	Good	Good	N/A
w/ mature solution)

Ore Characterization (Bottle Stir)	Good	Good	N/A	Poor	Poor	N/A

Bottle Roll - 13mm samples	Average	Average	N/A	Average	Average	N/A

Note:	Series tests means multiple columns operated in series	MC = Merrill-Crowe
	Series tests could be replaced by single tests with mature solution	PM = Precious Metal
Large diameter columns >2 ft (0.61m) diameter

An evaluation by each ore type was made of precious metal recoveries, reagent consumption, and leach kinetics from all columns and bottle roll tests with the following generalized findings.

6.10.1 Overview of Findings

Zinc Leach Kinetics Effect on Heap Leaching / Reagent Consumption

Evaluation of additional testing performed to simulate mature solutions, to address the effects of cyanide soluble Zn, and to better simulate recoveries using Merrill-Crowe processing, showed ultimately that standard tests remained fairly good predictors of recoveries and leach kinetics regardless of the recovery process. Ultimate Zn extractions, the most probable final resting places for the extracted Zn, and most of the other leach solution chemistry issues have been adequately resolved through comprehensive chemical

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evaluations of critical mass balances for several HSBS and column tests. The new HSBS tests appear to be helpful in the prediction of NaCN consumption.

Reagent Consumption

Lime Consumption/pH Control

Lime consumption can generally be predicted directly from laboratory column test results with little adjustment necessary, based on industry standards developed by comparing laboratory test work with operational results, both of which use laboratory lime. The majority of column tests for Cerro San Pedro utilize hydrated lime at approximately 40.5% CaO. Some of the more recent design criteria column tests have or are utilizing pebble (burnt) lime at an estimated 92% CaO content from a potential Mexican supplier. This pebble lime is estimated to have stochiometrically 2.3 times the CaO (available lime) of hydrated lime. Ongoing column tests indicate pebble lime requirements to be somewhere between 2 and 4 times less than hydrated lime. This can be attributed primarily to this stochiometric ratio and the time release aspect of pebble lime caused by the required additional hydration step. Leach solutions contain relatively large quantities of carbonates, bicarbonates, and sulfates that could be promoting excess lime consumption in the early part of the leach cycle when hydrated lime is used. The following are estimates of lime consumption for extended (projected) time on the heap for each ore type:

•	Lime consumption for Porphyry Oxide is estimated at 3 kg/t. (See Section 5.1 of the Appendix - Kappes, Cassiday & Associates Metallurgy Review).

•	Lime consumption estimate for Begonia is the same as Porphyry Oxide, as most test work indicates similar lime consumption for these ore types.

•	Lime consumption estimate for Barreno is based on column, bottle roll, and HSBS test work, which is consistently lower than Porphyry Oxide and Begonia. The model uses an estimate of 1.80 kg/t lime.

•	Lime consumption estimates for Porphyry Mixed and Porphyry Sulfide (processed in later years) are based on interim results extended to a full leach cycle with an allowance for left-over alkalinity in pre-existing leach solutions. The model uses an estimate of 6.0 kg/t lime for each of these ores.

Sodium Cyanide (NaCN) Consumption

Operating NaCN consumptions are typically lower than bottle roll NaCN consumptions. The high solution to solids ratio characteristics of bottle roll tests result in more NaCN and other elements taken into solution and consumed than would occur in an actual heap leach operation. Consumption of NaCN during operations is

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generally 0.75 times to 1.00 times that calculated from the bottle rolls, if other special kinetics or reactions are not occurring. As an example, the average NaCN consumption for all bottle rolls ≥13mm for porphyry oxide is 0.321 kg/t, very close to the design NaCN consumption used of 0.30 kg/t.

Column tests usually over estimate NaCN consumption because of cyanide loss by aeration and ultraviolet (UV) light. Based on historical comparisons of pre-operation column tests with subsequent operating results at heap leach sites, NaCN consumption can be predicted from the column test results by taking the rates of NaCN consumed in the columns and applying a factor – usually dividing by 3 to 6. This would similarly yield an estimate of 0.30 kg/t NaCN consumption from the column test results on the porphyry oxide. Cyanide consumption can best be predicted on most other Cerro San Pedro ore types by applying this factor to the column NaCN consumptions, rather than using bottle roll data, since bottle roll consumptions for ores with more complicated solution chemistry do not effectively model heap operating conditions.

As previously mentioned, a new procedure (HSBS tests) was developed to aid in reagent consumption estimation, particularly for NaCN. The HSBS tests yielded reagent consumption considerably lower than standard tests with fresh solution suggesting that full scale operation with mature solution will probably lead to even lower reagent consumption. However, as no results are available that compare consumptions from this new procedure to operating consumptions, the standard estimating procedures were utilized.

Crush Size

It can be concluded from an analysis of ore characterization bottle stir tests, column testing at various particle sizes, and bottle rolls that adequate testing was completed to estimate operating parameters at any of the three particle sizes under consideration (i.e., 19, 32, and 50 mm). The model estimates the optimum recoveries at a size of 19 mm. However, gold and silver recoveries are not highly sensitive to particle size with porphyry oxide and Begonia Limestone ore types. A run-of-mine scenario produces the best economic results for Cerro San Pedro at current gold prices, and the Development Plan is based upon uncrushed run-of-mine ore delivery and processing.

6.10.2 Estimated Precious Metal Recovery and Reagent Consumption by Ore Type

The following summarizes the data that was ultimately used to determine estimated Au and Ag recoveries for all six ore types. The average grade of the deposit for each ore type is presented below:

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	g/t Au	g/t Ag

Porphyry Oxide	0.55	20.69
Begonia	0.53	32.21
Barreno	1.17	35.88
Barreno MnOx	1.24	43.61
Hospital	0.68	39.65
Porphyry Mixed	0.72	27.72
Porphyry Sulfide	0.90	40.17

The supporting gold and silver recovery data is provided in summary tables by each ore type and includes averages for all standard carbon column tests, all 32mm standard carbon columns, all design criteria columns, weighted most representative columns, and the projected recoveries for the weighted most representative columns where applicable. Bottle roll averages for all samples ≥13mm, all column samples, and all core samples are also presented. Finally, the average of HSBS testing is provided.

Particular weighting and emphasis was given to run-of-mine and plus 50 mm size column tests for Porphyry Oxide and Begonia Limestone ore types. The run-of-mine recovery and reagent consumption estimates developed in the Glamis Feasibility Study were primarily based upon these test results. Run-of-mine recovery estimates are supported by McClelland Laboratories, Inc. and Kappes, Cassiday, & Associates reviews in Section 6.1 of the Appendix.

For the representative column samples, a projection or extension of ultimate Au and Ag recoveries was made to normalize recoveries to a common leach time on the heap (365 days in the case of Au and 730 days for Ag). The calculations used to develop average projected recoveries are also documented in the tables in Section 6.5 of the Appendix. The projected recovery curve estimates were not considered in the McClelland Laboratories, Inc. and Kappes, Cassiday, & Associates reviews included in Section 6.1 of the Appendix.

All of these results on the summary table can be compared to the final metallurgical criteria selected for each ore type that are provided at the end of each table. Recoveries used in the base case economic model for porphyry oxide and Begonia were based upon the run-of-mine estimates for these ore types. Histograms showing the distribution of Au and Ag recoveries for standard columns, bottle rolls and total tests are also presented for each ore type (all duplicate tests on individual samples have been removed with the distribution shown at the 13mm particle size only). Finally, the plot of the projection of precious metal recoveries for ultimate time on the heap are presented for the porphyry oxide, Begonia, and Barreno ore types. Both the histograms and the leach curves for recovery show evidence of two or more populations within most ore types (i.e., generally all but Au for porphyry oxide show either a wide distribution, or two or more populations with distinct recovery characteristics). Interim leach curves that plot g/t precious metals

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extraction with time are presented for the porphyry mixed and porphyry sulfide. No leach rate curves could be presented from actual data for Hospital, since no columns were completed.

Porphyry Oxide

Table 6.21 summarizes results from all column leach (standard and other), bottle roll, and HSBS tests for the porphyry oxide ore type. Histograms showing the distribution of Au and Ag extraction values by standard columns, bottle rolls, and total tests are presented in Figure 6.7.

Table 6.21

Supporting Data for Metallurgical Recoveries/Reagent Consumption

Source of Data				Recovery		Reagent Cons.

# OF		Time
TEST	SIZE	days	Test / Sample /	Au	Ag	NaCN*	Lime
S	(MM)	(hrs)	Conditions	(%)	(%)	(kg/t)	(kg/t)

porphyry Oxide			Feasibility Estimate[1]	75.0	40.0	0.30	3.0
27	13, 19, 32, 50,	112	All standard Carbon Recovery	79.5	44.4	1.16	3.16
	150 (avg 41)		column avg.
6	32	181	32mm standard columns	75.5	36.9	1.16	3.13
6	13, 19, 32	131	All design criteria columns – 5	73.3	40.4	0.95	11.04
	(avg 18)		w/MC Rec., 1 w/Carbon Rec.
5	19mm		Pebble lime columns				<5.0 pbl
12	13, 19, 32, 50	160	1PORCOMP4, 3, 2 weighted all	76.3	39.4	0.98	6.74
	(avg. 24)		column avg.
11	13, 19, 32, 50	Ult.	Projected recoveries for above	82.0	50.7
	(avg. 24)		weighted PORCOMP 4, 2, and 2 columns to ultimate leach time.
1	19	111 to	PORCOMP4 column – 0.005	81.3	46.2		10-15
		Ult.	gpm/ft2, 0.5 g/l NaCN, mature				5.0 pbl
			solution, MC Rec.
121	14	(110)	All bottle rolls ≥ 13mm	70.5	42.5	0.32	3.01
21	18	(144)	Bottle rolls of columns	73.7	49.6	0.28	3.18
99	13	(96)	Bottle rolls of core	69.4	41.6	0.32	2.99
7	13, 32	37	HSBS tests at 10.75-11.5 pH,	61.7	40.1	0.09	1.65
			0.5 g/l NaCN

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1       Glamis’ Feasibility Estimates are based upon recommendation by McClelland Labs, Inc and Kappes, Cassiday& Associates. (See Section 5.1 of the Appendix)

Ult. = time on the heap for ultimate recoveries = 365 days for Au and 730 days for Ag

*	The best predictor for NaCN consumption is Bottle Roll NaCN x .75 or Column NaCN ÷ 3-6, HSBS NaCN consumption appears to confirm these rates or is even lower.

**	Lime consumption is expressed in data as laboratory (or hydrated) lime unless specified as pbl (pebble lime). The best prediction for pebble lime consumption during operations is to apply a factor of 1/2 to 1/3 of that in Columns to account for the stochiometric difference.

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Figure 6.7 Distribution of Porphyry Oxide Gold and Silver Extraction at 13mm Particle Size

Number of Tests
Au% Extraction

	Samples	Mean	Median	Std Dev
Columns	11	80.90	80.00	6.43
Bottle Rolls	113	70.34	73.10	12.44
All Tests	124	71.28	74.10	12.38
Economic Model		82.00		

Number of Tests
Ag% Extraction

	Samples	Mean	Median	Std Dev
Columns	11	52.00	50.30	18.39
Bottle Rolls	113	42.20	40.80	21.91
All Tests	124	43.07	42.20	21.73
Economic Model		50.70

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Precious Metals Recovery

Estimates of precious metal recoveries are based primarily on column test results from most representative test conditions. Test conditions of importance include type of PM recovery, cyanide concentration, particle size, solution application rate, etc. The specific subset of column test data utilized for porphyry oxide in the Glamis Feasibility Study consisted of the run-of-mine and +50 mm column tests with appropriate weighting for sample representation. The head PM assay of these samples were similar to the anticipated grades of the orebody.

The average extraction percent for Au and Ag for all standard columns and for all non-standard columns is close at 79.5 and 73.3%, respectively, for Au and 44.4 and 40.4%, respectively for Ag. Extraction percentage of Au and Ag do not appear to be very sensitive to particle sizes as shown previously in Table 6.16 which compares the averages for columns at 13, 32 and 50 mm; however, it does appear that leaching occurs much faster at the 13mm than other sizes based on the average leach time.

Column tests, as expected, indicate generally 5 to 10% higher precious metals recoveries than the bottle tests that are also shown on Table 6.21. The average of all bottle roll recoveries ≥ 13 mm is 70.5% for Au and 42.5% for Ag. Recoveries for core based on column and bottle roll data are essentially similar as that for all samples. Figure 6.7 shows that porphyry oxide column and bottle recoveries for Ag are much more variable than for Au.

Composite samples PORCOMP2, 3 and 4 were considered to be the most representative of the ore type. Using the weighting presented in Table 6.21, an average recovery of 76.3% for Au and 39.4% for Ag was estimated based on 12 columns. The projected ultimate recoveries for time on the heap using the same weighting for these samples produced recoveries of 82% for Au and 50.7% for Ag at a 19 mm crush size. Lower recovery projected in the Glamis Feasibility Study is a result of the run-of-mine processing selection.

Based on the above evaluations, it can be concluded that the typical industry standard column and bottle roll tests provide a reasonable estimation of precious metals recoveries for porphyry oxide. The economic model recoveries for Au and Ag for porphyry oxide are estimated at 75% and 40%, respectively for a run-of-mine process, and 82% and 50.7%, respectively, for a 13 mm three stage crush.

Reagent Consumption

The average NaCN consumption for all porphyry oxide bottle rolls ≥ 13 mm is 0.321 kg/t, very close to the design NaCN consumption shown of 0.30 kg/t. Applying the standard factor to the column test data for porphyry oxide (dividing by 3 to 6) shows that 0.30 kg/t NaCN consumption in the economic model is a conservative estimate. The HSBS tests yielded reagent consumption (0.09 kg/t NaCN) considerably lower

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than standard tests with fresh solution suggesting that full scale operation with mature solution will probably lead to even lower reagent consumption.

From previous discussions regarding converting laboratory hydrated lime consumption to pebble lime consumption, lime consumption is conservatively estimated at 3 kg/t for porphyry oxide.

Recovery Curves Extended for Ultimate Time on the Heap

Extended recovery curves were not considered by McClelland Laboratories, Inc. or by Kappes, Cassiday & Associates in the determination of the projected recovery estimate for run-of-mine porphyry oxide for the Glamis Feasibility Study. However, the extended curves are useful in demonstrating the potential long-term effect of multi-lift leaching and releaching in a full-scale commercial operation. The projection of porphyry oxide recoveries for ultimate time on the heap is presented in Figures 6.8 and 6.9, respectively for Au and Ag. The precious metals leach rate curves for the various column tests are all similar in shape. The difference in Au recovery at any point in time is fairly small between each column leach rate curve. Ultimate Au recovery at 365 days ranges between 75.6 and 89.1% (a 14% spread). The total difference in Ag recovery at any point between leach rate recovery curves is also small, but slightly greater than for Au. Ultimate Ag recovery at 730 days ranges between 36.1 to 57.5% (a 21% spread).

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Figure 6.8 Time Extended Gold Recovery Curves for Porphyry Oxide (crushed samples)

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Figure 6.9 Time Extended Silver Recovery Curves for Porphyry Oxide (crushed samples)

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Begonia Limestone

Table 6.22 summarizes results from all column leach, bottle roll, and HSBS tests for the Begonia Limestone. Histograms showing the distribution of Au and Ag extraction values by columns, bottle rolls, and total tests are presented in Figure 6.10. Both Au and Ag recoveries show a wide distribution of values.

Precious Metals Recovery

As in the case of porphyry oxide, Begonia precious metal recoveries were based primarily on the run of mine and +50 mm column tests as reviewed by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates in Section 6.1 of the Appendix. The head grades of these samples were, again, similar to estimated ore grades. The average Au recovery for all crushed ore standard columns is 62.0% with an average leach time of 144 days. At the 32 mm size, columns averaged 66.4% Au recovery at an average leach time of 190 days – indicating that with increased leach time, Au recovery still increased and was comparable at even coarser particle size. The weighted average of the 10 most representative crushed ore column samples was 62.9% Au recovery. Projected ultimate Au recovery for a time of 365 days on the heap using these same 10 weighted columns is 72.9%. Bottle rolls at ≥ 13 mm show average extraction Au % for the more representative column samples of 63.0% and 52.5% for all bottle roll tests. Run-of-mine gold recovery is estimated at 55% Au, crushed ore recovery for Begonia Limestone is estimated at 72.9% Au.

The column test average at the 13 mm and 32 mm particle size for Ag is 41.2% and 25.9%, respectively. The column test average for core - 27.7% - is similar to the 32mm average. The average Ag recovery for the most representative Begonia columns is also close to these numbers at 26.8%. Bottle roll tests on all Begonia column samples averaged 50.7% Ag extraction. The average Ag recovery for 54 bottle roll tests at ≥ 13mm is 42.4% - of these, 41 were bottle rolls run on core/core composites which averaged 41.6% Ag recovery. Run of mine silver recovery is estimated at 25% Ag, crushed ore recovery for Begonia Limestone is estimated at 39.3% Ag.

The distribution of Begonia recoveries for both Au and Ag, noted to be quite wide, also shows evidence of two or more distinct populations within this ore type.

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Table 6.22

Supporting Data for Metallurgical Recoveries/Reagent Consumption

Source of Data				Recovery		Reagent Cons.

# OF		Time
TEST	SIZE	days	Test / Sample /	Au	Ag	NaCN*	Lime**
S	(MM)	(hrs)	Conditions	(%)	(%)	(kg/t)	(kg/t)

Begonia			Feasibility Estimate[2]	55.0	25	0.30	3.0
19	13, 32, 50	144	All standard Carbon Recovery	62.0	35.9	1.50	3.28
			column avg.
6	32	190	32mm standard columns	66.4	25.9	2.10	3.65
10	13, 32, 50	180	2BEGCOMP4, 3, and Tbg-1	64.0	30.5	1.78	4.56
	(AVG. 23)		weighted all column avg.
8	23	Ult.	Projected recoveries for above	72.9	39.3
			weighted BEGCOMP 4, 3, Tbg-1 columns to ultimate leach time.
54	14	(115)	All bottle rolls ≥13mm	52.5	42.4	1.18	2.65
12	18	(156)	All bottle rolls of columns ≥13mm	63.0	50.7	3.19	4.10
6	13	(96)	Bottle rolls of columns/13mm/96h	66.8	51.0	1.67	3.45
41	13	(96)	Bottle rolls of core	49.7	41.6	0.64	2.05
12	13, 32	37	HSBS tests at 10.75-11.5 pH,	65.7	27.1	0.15	0.83
			0.5 g/l NaCN

[2]	Glamis Feasibility Estimates are based upon recommendation by McClelland Labs, Inc and Kappes, Cassiday& Associates. (See Section 6.1 of the Appendix)

Ult. = time on the heap for ultimate recoveries = 365 days for Au and 730 days for Ag

*	The best predictor for NaCN consumption in ore types with more complicated solution chemistry is Column NaCN ÷ 3-6. HSBS NaCN consumption appears to confirm these rates or is even lower.

**	Lime consumption is expressed in data as laboratory (or hydrated) lime unless specified as pbl (pebble lime). The best prediction for pebble lime consumption during operations is to apply a factor of 1/2 to 1/3 of that in Columns to account for the stochiometric difference.

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Figure 6.10 Distribution of Begonia Recoveries at the 13mm Particle Size

Number of Tests
0
5
10
15
20
25
30
35
40
45
0
10
20
30
40
50
60
70
80
90
100
Au% Extraction

	Samples	Mean	Median	Std Dev
Columns	8	61.30	67.30	18.91
Bottle Rolls	49	52.04	52.90	22.42
All Tests	57	53.34	54.80	22.05
Economic Model		72.90		

Number of Tests
0
5
10
15
20
25
30
35
40
45
0
10
20
30
40
50
60
70
80
90
100
Ag% Extraction

	Samples	Mean	Median	Std Dev
Columns	8	41.22	39.00	15.84
Bottle Rolls	49	41.51	40.60	20.12
All Tests	57	41.47	40.60	19.45
Economic Model		39.30

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Reagent Consumption

Reagent consumption for the Begonia ore was estimated primarily by the most representative tests with known solution chemistry conditions. The representative tests closely match consumption of porphyry oxide samples under similar conditions.

The HSBS data is useful for estimating NaCN consumption. The range of Begonia NaCN consumption in HSBS closed bottle tests run at different pHs and NaCN concentration was between 0.025 and 0.297 kg/t. The average of 32 mm and 13 mm tests at conditions most closely modeling actual operations (pH of 10.75 to 11.5 and NaCN concentration of 0.5 g/l) showed 0.150 kg/t NaCN consumption. Therefore, the economic model criteria of 0.30 kg/t should be considered a conservative estimate for NaCN consumption.

Lime consumption in all standard column tests for Begonia ranged from 2.92 to 3.65 kg/t between the averages at particle sizes of 13 mm and 50 mm. Lime consumption in two non-standard columns where no precious metals recovery was employed was higher at 4.71 kg/t laboratory lime. Once again, actual pebble lime consumption is expected to be lower. A lime consumption of 3 kg/t is estimated for Begonia.

Recovery Curves Extended for Ultimate Time on the Heap

Extended recovery curves were not considered by McClelland Laboratories, Inc. or by Kappes, Cassiday & Associates in the determination of the projected recovery estimate for run-of-mine Begonia Limestone in the Glamis Feasibility Study. However, the extended curves are useful in demonstrating the potential long-term effect of multi-lift leaching and releaching in a full-scale commercial operation. Figures 6.11 and 6.12 present Begonia recovery curves for Au and Ag, respectively, extended (or projected) for ultimate time on the heap. The precious metals leach curves are similar in shape for each of these representative columns, all exhibiting a very fast initial leach rate. The difference in Au recovery at any point in time, however, is relatively large between each column leach rate curve. Ultimate Au recovery at 365 days ranges between 61.1 and 90.5% (a nearly 30% spread). The total difference in Ag recovery at any point in time between leach rate recovery curves is even larger. Ultimate Ag recovery at 730 days ranges between 24.8 and 71.5% (a 47% spread). Weighting of these columns based on their relative representation of the ore yielded an overall average projected ultimate recovery of 55% and 25% for run-of-mine Au and Ag, respectively and crushed ore recovery of 72.9% and 39.3% for Au and Ag, respectively.

The wide distribution in recovery curves for these columns is consistent with the wide distribution of bottle roll and column recoveries for all Begonia samples presented in the histograms in Figure 6.10, further evidence of perhaps several populations within the Begonia exhibiting differing metallurgical characteristics.

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Figure 6.11 Time Extended Gold Recovery Curves – Begonia (crushed samples)

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Figure 6.12 Time Extended Silver Recovery Curves – Begonia (crushed samples)

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Barreno Limestone

Table 6.23 summarizes results from all column leach, bottle roll, and HSBS tests for the Barreno Limestone.

Precious Metals Recovery and Reagent Consumption

These results combine all Barreno and Barreno Manganese rock classifications into one metallurgical classification, the Barreno Limestone. Gold recoveries are quite low, particularly at larger crush sizes. Silver recoveries at all particle sizes tested are consistently low. All column tests averaged 35.3% Au extraction and 3.7% Ag extraction. All bottle roll tests (100 tests) at ≥ 13mm averaged 31.9% Au extraction and 7.3% Ag extraction. The weighted column test recoveries (based on 10 columns for the three most representative composite samples) is 24.1% Au and 2.2% Ag. Extension of leach rates for time in a heap on the weighted most representative columns yielded ultimate recoveries of 27.8% Au and 3.2% Ag under a 13mm crushed ore processing scenario. Run of mine gold and silver recovery has been estimated at 20% Au and 5% Ag.

Average NaCN consumption for all bottle rolls ≥ 13 mm is 0.261 kg/t. Lime consumption from column data ranges from 0.88, 1.27, and 1.36 kg/t for the 50 mm, 32 mm, and 13 mm particle size averages, respectively. The economic model estimate for reagent consumption is 0.20 for NaCN and 1.90 kg/t for lime.

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Table 6.23

Supporting Data for Metallurgical Recoveries/Reagent Consumption

Source of Data				Recovery		Reagent Cons.

# OF		Time
TEST	SIZE	days	Test / Sample /	Au	Ag	NaCN*	Lime**
S	(MM)	(hrs)	Conditions	(%)	(%)	(kg/t)	(kg/t)

Barreno			Estimated Run of Mine	20	3.0	0.20	1.9
23	13, 32, 50	130	All standard Carbon Recovery	35.3	3.7	0.85	1.27
			column avg.
6	32	186	32mm standard columns	30.7	2.8	0.97	1.27
10	13, 32, 50	217	3BARCOMP4, 3, 2 weighted all	24.1	2.2	1.28	1.51
	(avg. 24)		column avg.
10	13, 32, 50	Ult.	Projected recoveries for above	27.8	3.2
	(avg 24)		weighted BARCOMP 4, 3, 2 columns to ultimate leach time.
100	14	(112)	All bottle rolls ≥13mm	31.9	7.3	0.26	1.31
14	18	(158)	All bottle rolls of columns ≥13mm	43.7	11.4	0.48	1.98
7	13	(96)	Bottle rolls of columns/13mm/96h	41.4	12.4	0.62	2.78
42	13	(96)	Bottle rolls of core	25.1	4.8	0.20	1.13

[3]	Weighting = 50% BARCOMP4, 30%BARCOMP3, and 20% BARCOMP2

Ult. = time on the heap for ultimate recoveries = 365 days for Au and 730 days for Ag

*	The best predictor for NaCN consumption is Bottle Roll NaCN x .75 or Column NaCN ÷ 3-6

**	Lime consumption is expressed in data as laboratory (or hydrated) lime unless specified as pbl (pebble lime). The best prediction for pebble lime consumption during operations is to apply a factor of 1/2 to 1/3 of that in Columns to account for the stochiometric difference.

Hospital Limestone

Table 6.24 summarizes results from all testing of the Hospital Limestone (only bottle rolls were performed).

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Table 6.24

Supporting Data for Metallurgical Recoveries/Reagent Consumption

Source of Data				Recovery		Reagent Cons.

# OF		Time
TEST	SIZE	days	Test / Sample /	Au	Ag	NaCN*	Lime**
S	(MM)	(hrs)	Conditions	(%)	(%)	(kg/t)	(kg/t)

Hospital			Estimated Run of Mine	35.0	10.0	0.30	3.0
22	13	(96)	Bottle rolls of core and U.G. chips	43.5	12.8	0.28	1.10
13	13	(96)	Bottle rolls of core only	47.0	15.3	0.39	1.18

*	The best predictor for NaCN consumption is Bottle Roll NaCN x .75 or Column NaCN ÷ 3-6

**	Lime consumption is expressed in data as laboratory (or hydrated) lime unless specified as pbl (pebble lime). The best prediction for pebble lime consumption during operations is to apply a factor of 1/2 to 1/3 of that in Columns to account for the stochiometric difference.

Precious Metals Recovery and Reagent Consumption

Hospital bottle roll test recoveries indicate that this ore type may perform more like Barreno ores, rather than the originally assumed similarity to Begonia. Recovery for Hospital Limestone crushed to 13 mm has been estimated at 50% Au and 15% Ag. The run of mine case has been estimated at 35% Au and 10% Ag recoveries.

Reagent consumption for Hospital Limestone has been estimated at 0.3 kg/tonne NaCN and 3 kg/tonne pebble lime.

Porphyry Mixed

Table 6.25 summarizes the results from all significant column leach, bottle roll and HSBS test results for porphyry mixed ores. The porphyry mixed ore type is composed of the geological classification of the same name in the geologic rock model. It is estimated to have a sulfide sulfur weight percent from 1.5 to 4.5%.

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Table 6.25

Supporting Data for Metallurgical Recoveries/Reagent Consumption

Source of Data				Recovery		Reagent Cons.

		Time
# OF	SIZE	days	Test / Sample /	Au	Ag	NaCN*	Lime**
TESTS	(MM)	(hrs)	Conditions	(%)	(%)	(kg/t)	(kg/t)

Porphyry Mixed			BASE CASE ECONOMIC MODEL	50.0	45.0	0.600	6.0
1	13	101	Bulk column – Carbon Rec.	38.5	51.8	4.83	48.40
1	13	TBC	Core column – MC Rec.
2	13	(96)	Bottle rolls of columns	44.2	49.4	6.81	32.10
42	13	(96)	Bottle rolls of core	42.4	45.0	1.12	5.02
2	13	37	HSBS tests at 10.75-11.5 pH,	38.0	62.5	0.38	5.11
			0.5 g/l NaCN

Precious Metals Recovery and Reagent Consumption

Bottle roll tests of 43 core samples at ≥ 13 mm average 42.4% Au recovery and 45.0% Ag recovery. The crushed ore estimated recoveries are 50% for Au and 45% for Ag. Run-of-mine recovery is expected to be lower at 30% Au and 40% Ag.

Reagent consumption for porphyry mixed ore is higher because of the tendency for sulfides to drive pH down. NaCN is estimated at 0.6 kg/tonne, and pebble lime is estimated at 6.0 kg/tonne.

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Porphyry Sulfide

Table 6.26 summarizes the results from all significant column leach, bottle roll and HSBS test results for porphyry sulfide ores. The porphyry sulfide ore type is comprised of the geological classification of the same name in the geologic rock model. It is estimated to have a sulfide sulfur weight greater than 4.5%.

Table 6.26

Supporting Data for Metallurgical Recoveries/Reagent Consumption

Source of Data				Recovery		Reagent Cons.

		Time
# OF	SIZE	days	Test / Sample /	Au	Ag	NaCN*	Lime**
TESTS	(MM)	(hrs)	Conditions	(%)	(%)	(kg/t)	(kg/t)

Porphyry Sulfide			Base Case Economic Model	25.0	35.0	0.600	6.0
1	13	101	Bulk column – Carbon Rec.	38.5	78.0	5.31	77.90
1	13	TBC	Core column – MC Rec.
19	13	96	Bottle rolls of all samples ≥13mm	20.2	44.5	2.509	12.15
2	13	(96)	Bottle rolls of columns	36.8	57.2	11.53	43.25
17	13	(96)	Bottle rolls of core	17.2	41.4	1.30	4.96
1	13	37	HSBS tests at 10.75-11.5 pH, 0.5	20.0	35.0	0.47	4.61
			g/l NaCN

Precious Metals Recovery

The average bottle roll recoveries for all sulfide samples at 13mm or greater are 20.2% Au and 44.5% Ag. Crushed ore estimated recoveries for porphyry sulfide ores are 25% for Au and 35% for Ag. Run-of-mine estimated recoveries are 20% for Au and 30% for Ag.

Reagent consumption for porphyry sulfide ore is higher because of the tendency for sulfides to drive pH down. NaCN is estimated at 0.6 kg/tonne, and pebble lime is estimated at 6.0 kg/tonne.

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7.     PROCESSING

7.1   Introduction

For this development plan, the precious metal recovery processes remain unchanged from those selected for the last feasibility study, which was completed by Glamis Gold in November 2000. They consist of placement of run-of-mine (ROM) ore on a leach pad, dissolution of the precious metals with a cyanide lixiviant, recovery of the gold and silver by the Merrill Crowe zinc precipitation process, and subsequent smelting of the resulting precipitate in order to produce gold-silver doré which will then be shipped to a refinery for further processing.

7.2 Process Flowsheet Development

The ore processing rate will peak at 7.5 million tonnes per year (25,000 tonnes per day) based on a six-days-per-week operation. A simplified schematic flowsheet is presented as Figure 7.1. More detailed process flow diagrams are shown in Figures 7.2, 7.3, and 7.4.

The processing plant, however, operates 24 hours per day, seven days per week. Sodium cyanide and caustic soda are added to the barren solution as it discharges from the processing facilities. The solution is applied to the ore that is placed on the leach pad through a system of distribution piping and drip emitters. The solution percolates through the ore; the precious metals are solubilized by the cyanide solution; and the pregnant solution is collected in the underdrainage system of the leach pad. From there it flows by gravity into a pregnant solution collection system and into the pregnant solution pond. From the pond, the solution is pumped to the processing plant where the gold and silver are removed from the solution and cast into doré bars for subsequent shipment to a refinery for further processing and sale.

7.3 Site Layout Considerations

Process plant facilities have been located based upon topographic constraints of the site. The leach pad is located in a broad, flat valley area along and to the south of the paved road leading to the Cerro de San Pedro village (elevation: 1,935 m), approximately 2 km from the pit exit ramp. The solution recovery plant is situated in close proximity to the leach pad (elevation: 1,930 m). A general layout of the Cerro San Pedro project site is presented on Figure 7.5.

Section 7	September 2003	7-1

Cerro San Pedro Project	Development Plan

Lime
Deaeration
Tower
Clarifier
Cyanide
&
Fresh Water
Zinc Dust
Barren
Solution
Tank
Filter Press
Smelting Furnace
DORE
Pond
Permanent Leach Pad
Ore
Solutions

Figure 7.1. Simplified Process Flowsheet

Taken fromGlamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

Section 7	September 2003	7-2

Cerro San Pedro Project	Development Plan

HEAP LEACH
HEAP LEACH
PREGNANT SOLUTION POND
ANTISCALANT
VENDOR PACKAGE
ANTISCALANT
VENDOR PACKAGE

FLOW LEGEND

- ORE STREAM
- SOLUTION FLOW
- INTERMITTENT SOLUTION FLOW
- ANCILLARY OR REAGENT FLOW
- VENDOR PACKAGE

STREAM NUMBER		401	403	404a	404b	405	406	407	409	410	411	412	413	415	416	417	418
DESCRIPTION		HEAP LEACH FEED	BARREN SOLUTION	INTERMEDIATE SOLUTION	MAKE-UP SOLUTION	TYPICAL PROD. PUMP	BARREN TO HEAP LEACH	PREGNANT SOLUTION	NaCN TO BARREN	NaCN TO ZINC FEEDER	BARREN ANTISCALANT	LEACH SOLUTION ANTISCALANT	PLANT AIR SUPPLY	SETTLING POND SUMP	REFINERY SUMP	RETORT SYSTEM	RETORT SYSTEM
OPERATING																	
SOLIDS	STPH	1425	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
SOLUTION	STPH	47	888	104	72	0–434	1017	888	0.79	0.087	0.009	0.003	–	15	16	13	10
SOLUTION	GPM	261	888	485	318	0–2000	4478	4005	3.8	0.330	0.018	0.011	–	60	60	44	44
% SOLIDS		96	–	–	–	–	–	–	30% NaCN	30% NaCN	–	–	–	–	–	–	–
TOTAL	STPH	1481	888	104	72	0–434	1017	888	0.79	0.087	0.009	0.003	–	15	16	13	10
SPECIFIC GRAVITY		1.8	1.0	1.0	1.0	1.0	1.0	1.0	1.16	1.16	1.10	1.10	–	1.0	1.0	1.0	1.0
Au	oz/T	0.480	0.170	0	0	VARIABLE	0.132	0.300	–	–	–	–	–	–	–	0.170	0.170
Ag	oz/T	13.208	0.240	0	0	VARIABLE	0.204	11.100	–	–	–	–	–	–	–	0.240	0.240
Au PRODUCED	oz/DAY	509	119	0	0	VARIABLE	119	200	–	–	–	–	–	–	–	–	–
Ag PRODUCED	oz/DAY	11033	208	0	0	VARIABLE	208	7918	–	–	–	–	–	–	–	–	–

DESIGN		401	403	404a	404b	405	406	407	409	410	411	412	413	415	416	417	418
SOLIDS	STPH	1485	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
SOLUTION	STPH	57	1302	105	76	0–454	1155	1302	0.79	0.095	0.005	0.003	–	15	15	13	10
SOLUTION	GPM	95	4502	486	325	0–2000	4658	4500	3.8	0.347	0.029	0.012	–	60	58	44	44
OPERATING TIME HRS/DAY | DAYS/WEEK		18; 6	24; 7	24; 7	24; 7	VARIABLE	24; 7	24; 7	24; 7	24/7	24; 7	24; 7	–	VARIABLE	VARIABLE	–	–
Au PRODUCED	oz/DAY	806	174	0	0	VARIABLE	174	384	–	–	–	–	–	–	–	–	–
Ag PRODUCED	oz/DAY	16750	246	0	0	VARIABLE	246	8740	–	–	–	–	–	–	–	–	–

Figure 7-2.

Leach Solution Recovery
Process Flow Diagram

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 7	September 2003	7-3

Cerro San Pedro Project	Development Plan

7.4 Process Design Criteria

The process plant is designed for a peak rate of 8,000,000 tonnes of ore per year and will treat a total of 61 million tonnes over an eight-year mine life (mining and recovery). Average overall recoveries are expected to be 62 percent for gold and 34 percent for silver, yielding an average annual production of nearly 90,000 ounces of gold and 2.0 million ounces of silver.

Metallurgical test work indicates that run-of-mine leaching is a viable processing option. The reserves are composed mostly of porphyry oxide, which is particularly amenable to heap leaching without a requirement for crushing. The process design criteria are shown in Table 7.1.

Table 7.1

Process Design Criteria

	Unit	Value	Source

General
Location		Central Mexico	MSX
Elevation	masl	1,800 to 2,250	MSX
Ambient air temperature
Maximum summer	ºC	32	MSX
Minimum winter	ºC	-5	MSX
Annual precipitation	mm/year	381	Westec
Evaporation, net	mm/year	2,123	Westec
Building design snow loading	kg/m2	20	MSX
Seismicity
Earthquake frequency	per year	1 to 5	MSX
Typical S wave	—	6.5	MSX
Typical P wave	—	6.5	MSX
Seismic zone	UBC	Zone 1	MSX
Wind velocity
Mean	km/hr	25	MSX
Maximum gust	km/hr	150	MSX
Fuel available	—	Propane, diesel, gasoline	MSX
Project life	Years	8	MSX
Estimated mineable ore reserves	Mt	61,068,000	MSX
Ore Processed
Nominal	Mtpd	25,600	MSX
Nominal	Mtph	1,450	MSX
Design	Mtpd	28,400	MSX
Design	Mtph	1,600	MSX
Overall ore grade
Gold	g/t	0.57	MSX
Silver	g/t	23.01	MSX

Section 7	September 2003	7-4

Cerro San Pedro Project	Development Plan

Table 7.1 (continued)

	Unit	Value	Source

Overall metal recovery
Gold nominal	%	75.0	MSX
Silver nominal	%	40.0	MSX
Ore Characteristics
Specific gravity (Average)	mt/m3	2.4	MSX
Run of Mine ore bulk density	mt/m3	1.60	MSX
Run-of-mine moisture	%	2.0	MSX
Angle of repose	Degrees	37	MSX
Drawdown angle	Degrees	60	MSX
Bond work index, crushing	kWh/t	11.1	SVEE
Abrasion index	—	0.05	SVEE
Leaching
Ore leached	mtpy	8,000,000	MSX
Nominal pad feed rate	mtpd	25,600	MSX
Nominal annual gold production
Peak	troy ounces	130,000	MSX
Low	troy ounces	75,000	MSX
Average	troy ounces	110,000	MSX
Nominal annual silver production
Peak	troy ounces	3,500,000	MSX
Low	troy ounces	2,000,000	MSX
Average	troy ounces	2,600,000	MSX
Ore placed on pad
Average moisture	%	2	MSX
Dry density	mt/m3	1.46	MSX
Heap density	mt/m3	1.60	AGRA[2]
Lime information
Average lime addition	kg/mt	3.3	MSX
Type	—	Pebble Lime	MSX
Size, 100% minus	mm	10	MSX
Bulk density	mt/m3	1.12	MSX
Storage capacity	mt	300	MSX
Heap configuration
Nominal lift height	m	10	MSX
Typical heap height	m	65	MSX
Design heap height	m	65	MSX
Heap slope	h:v	2:1	WGI
Heap phasing (based on 50 Mtonnes)
Phase I - Pad area	m [2]	375,000	WGI
Phase II - Pad area	m [2]	390,245	WGI
Total leach pad	m [2]	765,245	WGI
Heap stacking plan (based on 61 Mtonnes)[3]
Stage 1 heap	mt	20,211,000	MSX
Stage 2 heap	mt	40,605,000	WGI

Section 7	September 2003	7-5

Cerro San Pedro Project	Development Plan

Table 7.1 (continued)

	Unit	Value	Source

Total heap capacity	mt	60.8 x 10 [6]	WGI
Solution application
Type	—	Drip emitters	SVEE***
Flowrate, design	l/min/m2	0.122	SVEE
Barren sol. flow, design	m3/hr	1017	SVEE
Leaching
Solution to ore ratio
Initial, nominal	mt/mt	1.0	MSX
Releach, nominal	mt/mt	2.50	MSX
Ultimate	mt/mt	5.00	MSX
Initial solution application time
Barren	days	90	SVEE
Solution reagent levels			SVEE
NaCN	g/l	0.5	SVEE
pH range	—	10.0 to 11.0	SVEE
Antiscalant	ppm	8	SVEE
NaCN consumption, oxide ore	kg/mt	0.30	SVEE
Solution recovery pumps
Number of units	—	2	SVEE
Type	—	Turbine & Centrifugal	SVEE
Motor	kW	240	SVEE
Speed	RPM	1,800	SVEE
Volume capacity	l/s	251	SVEE
Barren solution pumps
Number of units	—	2	SVEE
Type	—	Centrifugal	SVEE
Motor	kW	280	SVEE
Speed (1 fixed, 1 variable)	RPM	1,800	SVEE
Volume capacity	l/s	283	SVEE
Gold Recovery
System type	—	Merrill-Crowe	MSX
Solution feed head grade
Gold nominal	g/t	0.28	MSX
Silver nominal	g/t	5.89 [5]	MSX
Precoat and body feed skid
Precoat tank volume	m [3]	14.15	SVEE
Precoat flow rate	l/s	94.3	SVEE
Body feed tank volume	m [3]	14.15	SVEE
Body feed flow rate	l/s	0.067	SVEE

Section 7	September 2003	7-6

Cerro San Pedro Project	Development Plan

Table 7.1 (continued)

	Unit	Value	Source

Clarification filters
Number of units	—	3	SVEE
		(2 operating, 1 standby)
Type	—	Pressure leaf	SVEE
Filter size surface area	m2	232	SVEE
Flow rate per unit	l/s	125	SVEE
Deaeration
Tower size	m	3.4 Æ x 4.78H	SVEE
Vacuum	kpa	84	SVEE
Vacuum pump, 2 stage	m3/min	30	SVEE
O2 level	ppm	0.5	SVEE
Gold Recovery
Zinc precipitation filters
Number	—	3	SVEE
		(2 operating, 1 standby)
Type	—	Recessed plate	SVEE
Filtration surface per unit	m [2]	184.7	SVEE
Total plates	—	57	SVEE
Mercury retort
Number	—	1	SVEE
Type	—	Retort furnace	SVEE
Size	m [3]	0.8	SVEE
Furnace
Number	—	1	SVEE
Type	—	Gas fired	SVEE
Size	m [3]	0.3	SVEE
Input	btuh	5,000,000	SVEE

3If additional pad capacity is required, a Phase III pad expansion has been designed with a capacity of 75 million tonnes.

4 & 5 Gold and silver head grades are based on the noted design criteria for solution application rate and lift height.

7.4 Process Description and Construction

7.4.1 Merrill-Crowe Recovery Plant

The precious metals are recovered from the pregnant heap leach solution in a typical Merrill-Crowe zinc precipitation plant. Pregnant solution is pumped from the pregnant solution pond at a nominal rate of 251 liters per second (4,000 gallons per minute [GPM]), through a solution sampler to pressure leaf

Section 7	September 2003	7-7

Cerro San Pedro Project	Development Plan

clarification filters, each with a 232 m2 surface area. Clarified solution is transferred to a 3.4-m-diameter by 4.78-m-high deaeration tower equipped with one vacuum pump for removal of oxygen from the solution. Zinc dust is slurried in a zinc mix tank and injected into the pregnant leach solution and the precious metals are precipitated from the pregnant leach solution by the zinc metal. The precipitate filter feed pumps then pump the solution containing the precipitated precious metals to plate and frame filters for precious metals recovery from solution. Diatomaceous earth may be mixed in an agitated pre-coat mix tank and an agitated body feed mix tank, and pumped to the precipitate filters to facilitate precipitate recovery. Each filter has a total filtration area of 225 m2. Sumps and pumps are installed in the Merrill-Crowe area for clean-up purposes.

Figures 7.6, 7.7, and 7.8 show the general area, plan and sections for the Merrill-Crowe recovery plant. Appendix 7.0 includes the single-line drawing and P&ID’s developed by Summit Valley Equipment and Engineering (SVEE).

7.4.2 Refining

The filter presses are dried by blowing air through the precipitate filter cake until the cake reaches approximately 10 percent moisture. Approximately 425 kg per day of precipitate is manually removed from the filter press filter plates and placed into a mercury retort furnace for mercury removal. From the retort, the precipitate is loaded into a 0.3 m3 gas-melting furnace. Flux consisting of silica, fluorspar, borax, and sodium nitrate is mixed in a mixing system with the precipitate. Screw feeders feed the melting furnace on a continuous basis. Molten metal is poured into 31 kg molds. Doré bullion is cleaned, weighed, sampled, and stored in a vault awaiting shipment. Once gold and silver are removed from the solution, the barren solution from the precipitate filters flows to the 2,000 m3 barren solution tank.

Slag is processed through a circuit consisting of a jaw crusher, roll crusher, vibrating slag screen, and vibrating table to remove prills for remelting in the furnace. Table tails are sent to the heap leach pad.

Sumps and pumps are installed in a refinery area for clean-up purposes. A horizontal packed bed cross-flow scrubber is utilized for off-gas scrubbing from the furnace.

The refinery area is a high security, limited access area. A closed circuit television system with redundant video recording monitors the whole refinery area including the entrances (inside and outside). All refinery access doors are linked to an alarm system, which records every access door movement. Movement detectors are also linked to the alarm system.

Section 7	September 2003	7-8

Cerro San Pedro Project	Development Plan

7.4.3 Reagent Handling and Distribution

Sodium cyanide storage facilities may be owner built or provided by the sodium cyanide supplier. Bulk sodium cyanide is transported as solid briquettes. The product is dissolved on site in a sodium hydroxide mixing and storage tank, delivered as a solution, and stored in two 110 m3 storage tanks. Cyanide will be injected into the barren solution pump discharge to maintain a sodium cyanide concentration of approximately 0.5 grams per liter.

Pebble lime will be added directly to the 140 tonne ore trucks via a 300 tonne silo capable of delivering 560 kg of lime to each truck in a few seconds. Lime deliveries will be via bulk trucks from a nearby source. Pebble lime is pneumatically delivered to the silo. Pebble lime addition to ore will be optimized at approximately 4 kg per ore tonne to maintain heap feed solution pH in the range 10.5 to 11.0.

Antiscalant is added to the clarifiers, the barren solution tank, and storm water pond via chemical metering pumps, which can maintain an appropriate dosage rate (estimated at 8 mg/liter of solution). Plastic tanks and pumps for the addition of antiscalant will be supplied by the vendor.

High purity zinc powder will be received in 36-kg cans, which are manually added to the zinc feeder system at the Merrill-Crowe plant.

Diatomaceous earth is received in 23-kg bags, which are manually added to the mixer and feed tanks in the Merrill-Crowe plant.

7.5 Plant Operation and Solution Management

New ore will be placed on the heap in 10 m lifts. On a weekly basis, panels of fresh ore (approximately 200 m by 50 m) will be leveled and ripped prior to irrigation. Piping for each new panel will be installed to allow drip irrigation at a rate of approximately 0.0023 liters per second per m2 (0.003 gpm/ft2). Approximately 124,000 m2 (1,076,000 ft2) of total surface area will be under irrigation at any given time.

The primary leach cycle for each panel of ore will continue for 90 days, by which time approximately 90 percent of the recoverable gold and silver will be leached. Secondary leaching (releaching) will produce the remainder of the recoverable gold and silver as a result of residual leaching through multiple lift stacking and planned rest/releach cycles.

Construction of the leach pad in distinct cells allows selective collection and distribution of solution from any of the cells. This process allows a pregnant solution grade building scenario where, if needed,

Section 7	September 2003	7-9

Cerro San Pedro Project	Development Plan

approximately 250 m3/hr of lower grade solution can be selectively routed to bypass the Merrill-Crowe plant and recycled back to the heap. The Merrill-Crowe plant has been sized to handle all solutions generated by primary leaching and releaching without recirculation. The option to bypass the Merrill-Crowe plant can provide additional flexibility for operators in the event of solution pond imbalances or extended periods of very low grade pregnant solution production.

7.5.1 Precious Metal Production Schedule

For the majority of the project life at Cerro San Pedro, ore flows and solution flows will be in a steady state balance and production schedule estimations can be largely based upon the expected overall gold and silver recovery for the ore placed on the pad in any given time period. The first year of operation at Cerro San Pedro will result in an accumulated inventory of recoverable gold and silver on the heap due to leaching time and volume constraints typical of any startup, and the last two years of operation show productions that taper off due to depletion of accumulated inventory.

A large heap leach operation such as Cerro San Pedro will observe solution lags and solution surplus periods as stacking moves from lower to higher lifts or from higher to lower lifts. While significant, these lags and surplus periods tend to balance out during the life of the property, and no attempt has been made to predict these short-term production effects in the cash flow and production modeling.

7.6 Process Plant Services

7.6.1 Process Mobile Equipment

The process mobile equipment includes a backhoe, refinery forklift, and pickup trucks.

7.6.2 Process Building

The process building houses the overall plant facilities such as the Merrill-Crowe recovery plant, the refinery, and the reagent storage area. The refinery is enclosed in a secured area. Other facilities are under an open-sided roof, or are left uncovered as shown in Figures 7.7 and 7.8.

7.6.3 Assay/Metallurgical Laboratory

The metallurgical and assay laboratory is located adjacent to the process building. The laboratory facility is equipped to perform the following works:

•	Preparation and analysis of mine grade control samples.

Section 7	September 2003	7-10

Cerro San Pedro Project	Development Plan

•	Gold fire assay.

•	Atomic absorption analysis for gold and silver.

•	Fire assay and atomic absorption analysis of final dore and concentrates.

•	Leaching (CN soluble) analyses.

•	Metallurgical test work required for process optimization.

•	Water analysis.

•	Screen analysis.

The assay lab is sized to perform sample preparation and fire assay gold analyses on a nominal 200 samples in a 24- to 36-hour turnaround time.

Note: X = Expatriate

7.6.4 Process Department

The operations personnel report to the four production supervisors. Table 7.2 and Table 7.3 provide a summary by year of the salaried staff and daily paid personnel involved with process operations.

Section 7	September 2003	7-11

Cerro San Pedro Project	Development Plan

Table 7.2

Process Department Salaried Staff

	Year

Job Title	PP	1	2	3	4	5	6	7	8	9	10-12

GENERAL MANAGEMENT
Process Manager	X	X	X	X	X	X	X	X	X	0	0
PROCESS OPERATIONS
Chief Metallurgist	1	1	1	1	1	1	1	1	1	1	0
Metallurgical Technician	1	1	1	1	1	1	1	1	1	1	0
Sample Preparation	2	2	2	2	2	2	2	2	2	2	0
Chief Chemist	1	1	1	1	1	1	1	1	1	1	0
Assayers	2	2	2	2	2	2	2	2	2	2	2
Technicians	2	2	2	2	2	2	2	2	2	2	0
General Foreman	0	1	1	1	1	1	1	1	1	1	0
Shift Supervisor	0	4	4	4	4	4	4	4	4	4	1
Total (X)	1	1	1	1	1	1	1	1	1	0	0
Total (Nat)	9	14	14	14	14	14	14	14	14	14	0
Process Total	10	15	15	15	15	15	15	15	15	15	3

Table 7.3

Process Department Daily Paid Staff

	Year

Job Title	PP	1	2	3	4	5	6	7	8	9	10-12

PROCESS OPERATIONS
Process Clerk	0	1	1	1	1	1	1	1	1	1	0
Mechanic	0	4	4	4	4	4	4	4	4	4	2
Merrill-Crowe Operators	0	4	4	4	4	4	4	4	4	4	0
Refinery Operator	0	4	4	4	4	4	4	4	4	4	0
Leach Pad Operators	0	4	4	4	4	4	4	4	4	4	2
Helper	0	8	8	8	8	8	8	8	8	8	4
Laborers	0	8	8	8	8	8	8	8	8	8	4
Total	0	33	33	33	33	33	33	33	33	33	12

Section 7	September 2003	7-12

Cerro San Pedro Project	Development Plan

8. LEACH PAD AND PONDS

8.1 Run of Mine Haulage and Lime Addition

Run-of-mine ore will be trucked from the mine to the leach pad in 140-tonne haul trucks at a nominal rate of 25,000 tonnes per day. The 2-kilometer long, 30-meter wide haulage road will exit the open pit at elevation 2070 meters and enter the leach pad at elevation 1990 meters. A 300 tonne pebble lime silo will be located at the entrance to the leach pad ramp. Each loaded haul truck will stop at the lime silo, where pebble lime will be added to the load at a rate sufficient to maintain the desired dosage (an average of 4 kg lime per tonne of ore, or approximately 560 kg per truckload). Lime addition will be automatically triggered when the haul truck stops, signaling that a truck is ready to receive lime. The location of the haul road and lime addition silo can be seen in Figure 8.1.

Ore is stacked by truck dump in 10 to 12 meter lifts. The ore will be spread by a track-mounted bulldozer, and ripped to a depth of 3-4 meters before leaching commences.

8.2 Heap Leach Pad

The design concept for the leach pad is to build the pad in two phases, with a third phase reserved for future expansion. Leach pad grading has been planned to follow existing topographic contours to minimize the earthworks. The leach pad drains to the southwest corner, where solutions are diverted into external solution storage ponds for processing. The first two phases will be stacked to 65 meters and will store 61 million tones of ore. The third phase, if constructed, will increase the storage capacity to 75 million tonnes by expanding the leach pad footprint and raising the heap height. Construction of the third phase will not be required unless the current mineable reserves are increased.

Figures 8.2 through 8.6 illustrate the design of the heap leach pad and various construction details. The preliminary design criteria, stacking plan, and water balance are attached as Section 8. of the Appendix.

The total lined leach pad area for Phase 1 and 2 will be approximately 765,000 square meters. The leach pad liner system will be a conventional composite liner, consisting of a 60 mil linear low density polyethylene (LDPE) primary liner underlain by a 0.3 meter compacted fine-grained low permeability soil (clay) liner in intimate contact with the LDPE. To protect against impact from truck dumping activities and to enhance solution percolation and drainage, the top surface of the leach pad liner will be overlain by a 0.5 meter bedding layer consisting of minus 12 mm crushed ore or rock. A network of perforated HDPE under-drain pipes will be placed on top of the LDPE liner to facilitate solution percolation and drainage.

Section 8	September 2003	8-1

Cerro San Pedro Project	Development Plan

Cerro de San Pedro Village
EAST WASTE DUMP
OPEN PIT
2070 m Elevation Fill
WEST WASTE DUMP
Explosives Magazine
Existing Road
Truck shop, lime bin and fuel storage
Run of Mine Haul Road
New Haul Road
LEACH PAD
Phase II
Phase I
Leach Ponds and Process Plant
New acces road
Relocated La Zapatilla Village
Property Boundary

FIG. 8.1

REVISIONS		
NO.	DATE	
A		ISSUED FOR FEASIBILITY STUDY

PROJECT SITE PLAN

CERRO SAN PEDRO PROJECT

MINERA SAN XAVIER S.A. de C.V.

SCALE: 1:5000

Washington

DWG. NO. SK12-002

REV A

SK12-002

Section 8	September 2003	8-2

Cerro San Pedro Project	Development Plan

10M WIDE FRONTAGE ROAD
LIME BIN
FUEL STORAGE STATION
PROPERTY LINE
TRUCK SHOP
PERMIT BOUNDARY
WATER TANK
HEAP LEACH ACCESS
PROPERTY LINE
EXISTING ROAD
PHASE I
PHASE II
PROPERTY LINE
NEW ACCESS ROAD
PROCESS PLANT
LEACH PONDS
N 56500
N 56000

FIG. 8.2

HEAP LEACH SITE PLAN

Washington

DWG. NO. SK12-003 REV A

REVISIONS: A — ISSUED FOR FEASIBILITY STUDY

FILE: SK12-003.dgn

Section 8	September 2003	8-3

Cerro San Pedro Project	Development Plan

SK12-005
N 56200
N 56000
E 13300
E 13500
E 13700
TO MINE
HAUL ROAD
TO LEACH PAD
LIME BIN
FUEL STORAGE STATION
TRUCK SHOP
WATER TANK
PERMIT BOUNDARY

FIG. 8.3

NO.	DATE	REVISIONS
A		ISSUED FOR FEASIBILITY STUDY

TRUCK SHOP FACILITY
SITE PLAN

SCALE: N.T.S.

Washington

DWG. NO. SK12-005

REV A

Section 8	September 2003	8-4

Cerro San Pedro Project	Development Plan

Section 8	September 2003	8-5

Cerro San Pedro Project	Development Plan

SK12-016

ORE HEAP (BY OWNER)
DRAIN COVER FILL
LOW-PERMEABILITY BEDDING FILL
COMPACTED FILL OR NATURAL GROUND

PAD LINER DETAIL
NOT TO SCALE

PERIMETER BERM CREST
RANDOM FILL
GRADED TO DRAIN
0.5m MIN.
1.5m LDPE LINER
COMPACTED FILL OR NATURAL GROUND
0.3m LOW-PERMEABILITY BEDDING FILL

SIDEHILL PAD LINER ANCHOR DETAIL
NOT TO SCALE

13m w/ DITCH & SETBACK
℄ DITCH
10m
℄ TOE BERM
℄ CONTROL POINT ALLIGNMENT
4.5m SETBACK (TYP.)
℄ ACCESS ROAD
2.5m
2.5m
4.5m
3.0m
1.5m
LEACH PAD
2 mm HDPE DITCH LINER
SEAM 2 mm HDPE DITCH LINER TO 1.5 mm LDPE PAD LINER
1.5 mm LDPE PAD LINER
SOLUTION FLOW @ 1% GRADE MIN.
DRAIN COVER FILL
LOW PERMEABILITY BEDDING FILL
COMPACTED FILL OR NATURAL GROUND
1m
0.5m

COLLECTION DITCH DETAIL
NOT TO SCALE

FIG. 8.5

REV	DATE	REVISIONS
A		ISSUED FOR FEASIBILITY STUDY

PHASE I
HEAP LEACH- SECTIONS & DETAILS

SCALE: AS SHOWN

Washington

DWG. NO. SK12 - 016

REV A

Section 8	September 2003	8-6

Cerro San Pedro Project	Development Plan

Section 8	September 2003	8-7

Cerro San Pedro Project

The leach pad is designed to drain to the southwest end of the pad. The internal perimeter of the leach pad will contain small, lined v-notch ditches and an HDPE solution collection pipe, which serve the dual purpose of providing leak detection and maintaining a solution flow path for storm water runoff and for pregnant solutions exiting the heap. Solution will be collected and transported to an external solution pond system via the pregnant solution collection pipeline.

The approximately 61 million tonnes of run-of-mine ore will be stacked on the geomembrane-lined leach pad over an eight-year period. The leach pad will be developed in three stages on two phases, as shown in Table 8.1.

Table 8.1 Leach Pad Stacking Plan

LEACH PAD STACKING PLAN - 60.1 MILLION TONNES OF ORE

		LIFT		ORE		CUMULATIVE
PAD		HEIGHT	TOP AREA	VOLUME	STACKING	VOLUME	CUMULATIVE
PHASE	ORE LIFT	(m)	(m2)	(tonnes)	TIME (days)	(tonnes)	TIME (years)

1	1	5	334,000	3,078,560	185.64	3,078,560	0.51
1	2	10	288,900	4,891,680	260.37	7,970,240	1.22
1	3	10	246,900	4,174,400	203.15	12,144,640	1.78
1	4	10	170,250	3,570,080	173.74	15,714,720	2.25
STAGE 1 HEAP VOLUME = 15.7 MILLION TONNES
2	1	15	380,240	11,719,754	570.36	27,434,474	3.82
2	2	10	359,300	5,875,798	285.96	33,310,272	4.60
2	3	10	338,450	5,514,080	268.35	38,824,352	5.34
STAGE 2 HEAP VOLUME = 23.1 MILLION TONNES
1 & 2	5	10	488,900	8,111,296	394.75	46,935,648	6.42
1 & 2	6	10	434,430	7,270,400	353.83	54,206,048	7.39
1 & 2	7	10	382,800	6,415,040	312.20	60,621,088	7.27
STAGE 3 HEAP VOLUME = 21.8 MILLION TONNES
TOTAL HEAP VOLUME = 60.6 MILLION TONNES

NOTES:

1)	Ore production based on mine plan

2)	Ore density = 1.6 tonnes per m3

3)	Ore lift heights as specified above

4)	Active area under leach = 124,000 m2 (908 m3/hr applied at 0.007 m3/hr/m2)

At the onset of leach pad construction, any remaining existing structures will be removed and surface vegetation cleared. Surface rock rubble and organic soil cover will also be stripped prior to construction of the leach pad with any salvageable topsoil being stockpiled for later use during reclamation and closure. The stripped subgrade surface will be scarified and recompacted in preparation for placement of site grading fill and/or low-permeability clayey bedding fill beneath the geomembrane liner. Total cut

Section 8	September 2003	8-8

Cerro San Pedro Project

and fill requirements for Phase 1, are estimated 160,000 cubic meters and Phase 2 construction requires no cut and fill beyond topsoil removal and site preparation.

The leach pad liner system consists of a 1.5 mm (60 mil) low-density polyethylene (LDPE) geomembrane overlying a minimum of 0.3 m of low-permeability fine-grained bedding fill. The bedding fill material will be purchased from stockpiled material about 3 km west of the pad (Chavez site). The 0.5 m protective free-draining layer on the pad will consist of nominal minus 12.5 mm size crushed material that is produced from ore mined during the preproduction period. Phase I of the leach pad is divided into a total of four cells. Each cell is separated by a one m high berm. There are four cells in the Phase II pad expansion.

The solution ponds store the operational, draindown, and design storm flows. The approximately 72,000 cubic meter stormwater pond s designed to contain water produced from a 100 year, 24-hour storm event (240 mm), with 75 percent runoff from covered areas and 100 percent runoff from the final maximum lined areas, plus direct precipitation on the pond. The pregnant solution pond will store 48,000 cubic meters (m3), which represents 24 hours of operating volume plus 24 hours of drain down. The Merrill-Crowe plant will discharge into a 2,000 cubic meter tank, from which barren solution will be pumped directly back to the heap. Overflow from the barren tank will be directed to the pregnant solution pond.

The pregnant solution pond will be double lined with one 2.0 mm (80 mil) HDPE liner and a second 1.5 mm (60 mil) LDPE liner. The primary and secondary solution pond liners will be separated by a geosynthetic net to promote flow of any potential leakage from the primary liner to a collection/pump back sump and the bottom liner will be laid on geotextile material that is placed on top of the compacted fill. The storm water pond will be single lined with a 2.0 mm (80 mil) HDPE liner. The design of the ponds is the same for both the 61 million tonne and the expanded 75 million tonne heap leach pads.

An open ditch diversion system diverts the natural runoff from uphill catchment areas around the heap leach pad into the downhill natural drainages. Diversion ditches will be sized and constructed to divert the 24-hour design storm runoff.

Three monitoring wells will be installed down-gradient of the leach pad and solution ponds. The internal perimeter of the leach pad will contain small double-lined v-notch ditches which serve the dual purpose of providing leak detection and maintaining an open solution flow path for storm water runoff and for pregnant solutions exiting the heap. Solution passing through the primary liner in these ditches, if any, will be collected in a geogrid and drained by gravity to the pregnant solution pond.

Section 8	September 2003	8-9

Cerro San Pedro Project

8.3 Leach Pad Loading

The heap leach pad will be constructed by direct dumping from 140-tonne haul trucks in 10-12 m lifts at a nominal rate of 1,450 tonnes per hour. Depending on the length of the ore haul, two or three trucks will generally be used for leach pad loading. A bulldozer equipped with a ripper will level and rip the heap surface as necessary to minimize compaction.

Heap leach cells will typically be loaded from the west to the east and from the downhill side to the uphill side. Panels of ore approximately 200 m by 50 m will be ripped and placed under leach on a weekly basis. As the ore haul retreats along the haul road, segments of the haul road will also be ripped and placed under leach. Prior to placing a new lift of ore over an existing lift, the heap is cross-ripped using a dozer equipped with a deep penetration (3-4 m) ripper.

The ore is truck-dumped on the leach pad in nominal 10-m lifts at the natural angle-of-repose with 5 meter setback benches for an overall two horizontal to one vertical (2H:1V) slope. However, the first lift on Phase I of the leach pad will be stacked to a height of 5 meters in order to protect the leach pad liner and to get the ore under leach more quickly, which, in turn, results in an accelerated cash flow. According to the terms of the Manifestacion de Impactor Ambiental (MIA – Environmental Impact Statement), the design maximum heap height is 65 m.

8.4 Leach Solution Recovery and Distribution

Each phase of the leach pad is divided into cells for solution recovery, with a total of eight cells – four cells in Phase I, four cells in Phase II. Each cell is divided by an impervious berm 1.0 m high to collect and direct leach solution percolating through the leach pad. The solution is directed within each cell through a network of collection pipes to a single central collection pipe. The central perforated collection pipes are routed a discharge point at the low end of each cell. A pipe is placed in a boot that goes through the berm and liner so the solution discharges into a pregnant solution collection pipe. The pregnant solution collection pipe discharges into the pregnant solution pond. The pregnant solution pond will be double-lined and the storm water pond will be single lined.

Solution is recovered from the pregnant solution pond via a submersible turbine pump rated at 56 kW which feeds directly into a 225 kW variable frequency drive (VFD) horizontal booster pump, which in turn feeds the clarifier filters at the Merrill-Crowe plant.

Section 8	September 2003	8-10

Cerro San Pedro Project

Barren solution is pumped at a nominal rate of 990 cubic meters per hour (4,355 GPM) from the barren solution tank through solution distribution piping and irrigation type drip emitters for application onto the surface of the ore. In order to minimize the potential for generation of scale and resultant potential plugging of emitters, a descalant chemical will be added to the barren tank and clarifier. Fresh make-up water will be added to the storm water pond to allow precipitation of scale, and then on to the barren solution tank as needed. The two horizontal barren solution pumps are set in series, one with a 300 kW drive and the second equipped with a 225 kW variable frequency drive (VFD).

Solution application under primary leach will average 90 days at an application rate of 8 liters per square meter per hour (0.0030 gpm per sq ft). The primary leach will produce nearly 90 percent of the expected gold and silver recovery, with the balance being produced during subsequent re-leach as a result of the multiple lift operations. The barren solution distribution piping is designed such that leach lines can be placed on the pad from each side of the area being stacked in order to allow for leaching of a fresh panel of ore very quickly.

8.5 Heap Operation and Solution Management

Ore will be placed in an initial lift of 5 m on Phase I of the leach pad in order to get the pad covered and protected quickly. This approach also accelerates the initial recovery of precious metals. After that new ore will be placed on the heap in 10 m lifts. On a weekly basis, panels of fresh ore (approximately 200 m by 45 m) will be leveled and ripped prior to irrigation. Piping for each new panel will be installed to allow drip irrigation at a rate of approximately 0.0023 liters per second per m2 (0.003 gpm/ft2). Approximately 124,000 m2 (1,076,000 ft2) of total surface area will be under irrigation at any given time.

The primary leach cycle for each panel of ore will continue for 90 days, by which time approximately 90 percent of the recoverable gold and silver will be leached. Secondary leaching (re-leaching) will produce the remainder of the recoverable gold and silver as a result of residual leaching through multiple lift stacking and planned rest/releach cycles.

Construction of the leach pad in distinct cells allows selective collection and distribution of solution from any of the cells. This process allows a pregnant solution grade building scenario where, if needed, lower grade solution can be selectively routed to bypass the Merrill-Crowe plant and recycled back to the heap. The Merrill-Crowe plant has been sized to handle all solutions generated by primary leaching and releaching without recirculation. The option to bypass the Merrill Crowe plant provides additional flexibility for operators in the event of solution pond imbalances or extended periods of very low-grade pregnant solution production.

Section 8	September 2003	8-11

Cerro San Pedro Project

8.5.1 Water Balance and Solution Management

Water balance and solution management are major considerations in leach pad design. To assure the leach pad and reservoirs can contain all leach solution and the pumping and piping system are properly designed, a water balance for the system was calculated. It is included in Appendix 8.2.

The water balance model is based on local meteorological data, plus evaporation and wind direction in the area. The computer model was set up based upon the heap leach pad operating at 365 days per year and is based on the maximum lined leach pad area for each phase. It quantifies the probable volume of water gained by precipitation, lost to evaporation, and retained in the ore matrix; all tied to the leach solution flow applied to the heap.

Water balance computations were performed for several cases, including consideration for above and below average precipitation and evaporation data from recent years of record to predict the accumulation of process solution and the makeup water needed.

The Table 8.2 shows the maximum water balance predictions for the leach pad for three different cases or conditions of operation. Case 1 is used for the development plan with regard to the leach pad water requirements.

Table 8.2

	Net Makeup Water Required

	Year 1	Year 1 to 3	Year 8
	Average Rate	Average Rate	Average Rate
Case	(m3/hr)	(m3/hr)	(m3/hr)

Case 1 - 100 % Emitters (average year precipitation and evaporation)	50.56	62.03	58.75
Case 2 - 100 % Emitters (dry year precipitation and evaporation)	60.60	72.07	77.47
Case 3 - 100 % Emitters (extreme dry year precipitation and evaporation)	73.95	85.42	101.02
Case 4 - 100 % Emitters (wet year precipitation and evaporation)	46.02	57.49	55.91

Section 8	September 2003	8-12

Cerro San Pedro Project	Development Plan

9.     INFRASTRUCTURE

9.1 Introduction

The project is in close proximity to San Luis Potosí, a city with an approximate population of 1,000,000 inhabitants and support facilities. The infrastructure program consists of construction and improvement works for the site access roads, site preparation and construction of the office building, and the raw water storage and distribution. Other works include relocating a portion of the Cerro San Pedro village, stabilizing the San Pedro Apostol church in Cerro de San Pedro, and securing the site.

9.2 Site Access

An existing access road with an approximate length of 10.2 kilometers (km) connects the proposed turnoff to the mine site entrance to the Periferico Oriente road as shown on Figure 9.1. In July 2000, MSX awarded a contract for the upgrade of the 8-km unpaved section of the road according to the specifications provided by the Junta Estatal de Caminos (state highway department). The road upgrade project included constructing turn-outs on the intersection of the Periferico Oriente, widening a small bridge over a sewage canal, regrading and building up the road base, and surfacing the road base with a chip-seal to prevent dust and decrease maintenance costs. The project was completed in late 2000 and is not considered as part of project capital investment in this study.

9.3 Roads

A 500 m road between the public road to Cerro de San Pedro and the gatehouse will be constructed to provide access to the plant site. In addition, a 1.6 km, 30 m-wide mine access road will be constructed to accommodate large mine equipment from the mine to the leach pad. Berm protection will be provided in the steep sections and side ditches and culverts will provide drainage. A 6m-wide road around the leach pad will connect the process area and the truck shop/lime silo area.

The existing Cerro de San Pedro road that continues from the entrance to the project site to the Cerro de San Pedro old hospital building will continue to serve as public access to the village and the cemetery. Except for the construction of the mine haul road crossing, the existing road will only need minor improvement.

Section 9.0	September 2003	9-1

Cerro San Pedro Project	Development Plan

WEST
WASTE
DUMP
2070-m. Elevation Fill
EAST
WASTE
DUMP
Run of Mine Haul Road
Cerro de San Pedro Village
Existing Road
Explosives Magazine
Lime Bin
Office and Truck Shop
Phase 1
Phase 2
Leach Ponds and Process Plant
Relocated La Zapatilla Village
ZAPATILLA WELL
115 KV DISTRIBUTION LINE
OFF-SITE ROAD, SAN LUIS POTOSI TO CERRO SAN PEDRO (10.03 KM)
SAN LUIS POTOSI
N
0
500
1000
Scale in Meters

Figure 9-1.

Off-Site Infrastructure

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 9.0	September 2003	9-2

Cerro San Pedro Project	Development Plan

A chain-link fence will be installed alongside the Cerro de San Pedro road to prevent access to mine site access roads and related facilities.

9.4 Main Office and Gatehouse Facilities

A 410-square-meter main office building, as shown in Figure 9.2, will be located at the entrance of the plant site adjacent to the gatehouse. The gatehouse will be equipped with a motorized access control gate and will provide 24-hour-per-day, seven-day-per-week access control to the plant site. A parking area outside the main gate will be provided for visitors.

The location of the main office building has been designed to provide close access to the process plant and assay lab. Site preparation will include grading of the entire facilities area to provide proper drainage and minimize maintenance.

9.5 Water Supply and Distribution

The exploitation well drilling program was selected as the most appropriate among several different water provision alternatives evaluated. These alternatives included acquiring water from existing exploitation wells located a much greater distance from the site than the La Zapatilla well, and the use of treated sewage effluent from a plant located in San Luis Potosi. Once geophysical surveys and hydrogeological studies were completed, the location of the La Zapatilla exploration well was defined at approximately 2.3 km southwest from the process plant. The La Zapatilla exploration program began on November 16, 1998, and was completed by December 10, 1998. The results as to the water quality and quantity were favorable and supported continuing the investigation works. In March 1999, MSX received Comision Nacional de Aqua (CNA) authorization to transform the exploration well into an exploitation well.

A contract was awarded to the hydraulic division of the Comisión Federal de Electricidad (CFE) and drilling activities began on March 20, 1999. At the end of July 1999, the drilling program, including the pumping test work, was completed. The well is completed to a total depth of 231.4 m and is some 508 millimeters in overall diameter. The productive, screened interval of the well is from 140.6 m to the bottom at 231.4 m, with the static water level at a depth 150 m or about 1,731 m above sea level. The pumping tests were supervised by the Universidad Autónoma de San Luis Potosí (UASLP). The pumping tests report provided by the UASLP indicates that the La Zapatilla well is capable of supplying a sustained yield of over 216 m3/hr (60 liters per second (l/s)) of water during the mine life. Water well pump tests and sustained flow analysis have not been reviewed or analyzed for this report. A previous water analysis has stated that the water quality is good and suitable for human consumption. The well

Section 9.0	September 2003	9-3

Cerro San Pedro Project	Development Plan

26.83M
15.29M
PURCHASING MANAGER 3.66M x 3.66M
OFF. 1 2.44M x 3.66M
OFF. 2
OFF. 3
LUNCH ROOM
OFF. 4
OFF. 5
MINING MANAGER 3.66M x 3.66M
JAN.
MEN
SHOWER
WOMEN
ACCOUNTING BULL PEN
CONFERENCE ROOM
COMPUTER/ COPY ROOM
STORAGE
ENGINEERING BULL PEN
ADMINISTRATIVE ASSISTANT 3.66M x 3.66M
OFF. 6
OFF. 7
OFF. 8
RECEPTIONIST
VEST
WAITING
OFF. 9
OFF. 10
EXECUTIVE SECRETARY
GENERAL MANAGER 3.96M x 4.88M

MAIN OFFICE BUILDING

0 1 2 3 4 5' 10' 15' 20' 25' 30'
ENGLISH GRAPHIC SCALE
0 1 2 3 4 5 10M
METRIC GRAPHIC SCALE

Fig. 9-2.

REVISIONS | REVISION APPROVAL RECORD | REV | DRAWING RECORD | CADD FILE DATA | PRINT DISTRIBUTION RECORD | DRAWING STATUS

MAIN OFFICE BUILDING

SCALE:

Washington

DWG. NO. OFFICE A-1

ORDER NO. 01002-504500 REV P1

Section 9.0	September 2003	9-4

Cerro San Pedro Project	Development Plan

exploits an altered and fractured zone within the Portezuelo Latite. The latite was encountered at a depth of 26 m after passing through unconsolidated sand and gravel.

Water distribution is made possible using pumps and a piping distribution system, as shown in Figure 9.3. Water is pumped from the La Zapatilla water well into the barren tank or into the 1,279 m3-capacity process water and fire water reservoir at approximately 1,950 m elevation. One of the reservoir’s functions is to retain an emergency water reserve for the fire protection system. Another is to supply water to the process plant by gravity flow. Water will also be pumped from the wells to a second reservoir located near the truck shop to supply the water truck fill station.

Table 9.1 lists the estimated quantity of raw water required for the entire project. Both the average and peak estimated consumptions are shown with peak demand in the drier months. Most water is consumed in the leaching of the ore with make-up water demand related to wetting of the ore and evaporation. A significant amount is also used for dust suppression on mine haul roads.

Table 9.1

Project Water Requirement

	Average		Peak

AREA	m3/hr	l/s	m3/hr	l/s

Leach Pad	60.2	16.7	91.0	25.3
Process Building	7.9	2.2	7.9	2.2
Potable Water	1.1	0.3	1.1	1.1
Mine Road Maintenance	60.6	16.8	60.6	16.8
Total	129.8	36.0	160.6	45.4

To assure continuous water provision, a well (Well No. 1) located some 10 m from the actual La Zapatilla well (Well No. 2) will be turned into a possible production well by May. This well (Well No. 1) was abandoned by the CFE due to technical problems during well development. Approval from the CNA is pending and restoration works will be performed on this well during the project construction phase.

Potable water will be supplied from the RW/FW Reservoir. Potable water treatment will be provided adjacent to the reservoir. Results from water analyses performed by an accredited laboratory confirm that the water quality conforms to the minimum standards for human consumption. A small storage tank is also provided to assure that a sufficient quantity of potable water is available during peak demand periods.

Section 9.0	September 2003	9-5

Cerro San Pedro Project	Development Plan

PROJECTED TOPO INSUFFICIENT DATA
LA ZAPATILLA WELLS
EL. 1731
WATER RESERVOIR
8" HDPE
SW Co
POND BOTTOM LINER DETAIL
PREGNANT/OVERFLOW PONDS
NOT TO SCALE
ROAD CROSSING
ROAD CROSSING
ROAD CROSSING
1950
1930
1910
1890
1870
1850
1830
1810
1790
1770
1750
1730
23+00
20+00
15+00
10+00
5+00
0+00
REVISIONS
REVISION APPROVAL RECORD
REV
DRAWING RECORD
PRINT DISTRIBUTION RECORD
DRAWING STATUS
ISSUED
REV
DATE
SDE
PCM
CADD FILE DATA
RAW WATER LINE
PLAN AND PROFILE
SCALE:
CERRO SAN PEDRO PROJECT
MINERA SAN XAVIER, S.A. de C.V.
Washington
DWG. NO.
SK12-010
ORDER NO.
REV
INCHES
CENTIMETERS

Fig. 9-3.

Section 9.0	September 2003	9-6

Cerro San Pedro Project	Development Plan

9.6 Meteorological Station

A meteorological station located just north of the village of Cerro de San Pedro was installed in February 2000, and an air quality monitoring station located in the village of Cerro de San Pedro in September 2000. A second air quality monitoring station will be installed near the leach pad area. These stations will be used for data collection in order to perform temperature, precipitation, and air quality studies.

9.7 Power

In Mexico, electrical energy generation, transport, and distribution are controlled by the Comisión Federal de Electricidad or CFE. This governmental agency is the sole electricity provider in Mexico. The electricity supply contract terms and conditions for the project are established by its regulations. The local electrical grid has a high level of reliability.

MSX and CFE concluded an agreement whereby MSX will pay for the construction of a transmission line and has paid one-sixth of the overall cost for the required modifications at the CFE substation identified as San Luis Potosí II (SLP II). CFE will provide the engineering works and quality controls for the transmission line during the construction phase.

Once construction is completed, CFE becomes the owner of the transmission line and will operate and maintain it from then on. Electrical energy, as a portion of the project operating costs, is described in Section 16.

An alternative supply of electricity using diesel-driven electrical generators was investigated. The economics of generating electric power on site are highly dependent upon permitting, the price of diesel fuel, and MSX’s ability to capture the I.E.P.S. tax credit. This study assumes electric power is purchased from CFE.

The CFE rates are highest during the “prime” rate period. The actual prime time period varies throughout the year, but is approximately two to three hours in the evenings on Mondays through Fridays, and also on Saturday evenings in November, December, and January. If permittable, on site generation during only the prime time periods will be economically attractive.

Section 9.0	September 2003	9-7

Cerro San Pedro Project	Development Plan

9.7.1 CFE Substation SLP II

The electrical energy is supplied at a voltage level of 115 kilovolts (kV) from the SLP II substation located near the city of San Luis Potosí. Required modifications at the substation consisted of installing new structures, load break switches, and metering and protective equipment.

A purchase order was issued to CFE covering, as agreed, one-sixth of the overall cost for the engineering, supply, installation, and commissioning of the structures and equipment at the SLP II substation. These modifications were performed during the third quarter of 1999. Now that installation is completed, CFE remains owner of the equipment and operates and maintains it.

9.7.2 Main Transmission Line

The transmission line covers a distance of 11.3 km as illustrated in Figure 9.4. It originates from the CFE SLP II substation, continues its path towards the southeast for 8.0 km, turns to the northeast for 3.3 km, and ends at the MSX mine site substation. Figure 9.5 shows the first 12 transmission towers from the SLP II substation, while Figure 9.6 shows the last four towers and the MSX substation. All drawings are located at the end of this section.

This transmission line path was selected in order to minimize the installation costs. The land profile is relatively flat. The transmission line crosses two highways: Federal Highway No. 57, at some 30 m from the CFE SLP II substation, and highway “Libramiento Oriente”, at some 10 km from the CFE SLP II substation.

As requested by CFE, the line is supported by 44 steel structures with arms designed to carry two transmission lines. The aluminum conductor steel reinforced (ACSR) 477 conductors hold enough capacity to fulfill the mine power demand estimated at 2.0 megawatts (mW).

A Conditional Letter of Intent has been issued to PROCOIN, a Mexican contractor, for the supply and construction of the line. A purchase order to PROCOIN covering the detailed engineering, shop drawings, and necessary procedures in order to obtain approvals from the CFE has also been awarded. MSX has

Section 9.0	September 2003	9-8

Cerro San Pedro Project	Development Plan

EL MEZQUITE
ENRIQUE ESTRADA
EL HUISACHE
PALMA DE LA CRUZ
RANCHO NUEVO
SAN LUIS POTOSI II SUBSTATION
FERRO CARRIL
CARRETERA FEDERAL 57 Y 80
TRANSMISSION LINE - 115KV
CAMINO A SAN PEDRO
SAN LUIS POTOSI
PERIFERICO
CARRETERA FEDERAL 70
LOS GOMEZ
SAN LUIS POTOSI
RIO VERDE
LA FLORIDA
LA CRUZ
PANALILLO
LA LIBERTAD
EL PORTEZUELO
QUIROZ
CUESTA DE CAMPA
LA ZAPATILLA (RELOCATED)
LEACH PONDS AND PROCESS PLANT
2460000 N
2455000 N
2450000 N
305000 E
310000 E
315000 E
0
1000
2000
METERS

TYPICAL STRUCTURE USED

Figure 9-4.

Route of 115 KV Transmission Line

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 9.0	September 2003	9-9

Cerro San Pedro Project	Development Plan

SUBESTACION
SAN LUIS II
EJIDO EL ZAPOTE
KEY PLAN
TOWERS LOCATION TABLE
CAMINO A PALMA DE LA CRUZ
N

Figure 9-5.

115 KV Transmission Line

Localisation Towers 1 to 12

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 9.0	September 2003	9-10

Cerro San Pedro Project	Development Plan

KEY PLAN
N
NEW ZAPATILLA VILLAGE
D
C
B
A
1
2
3
4

Figure 9-6.

115 KV Transmission Line

Localisation Towers 41 to MSX Substation

Taken from Glamis Feasibility Study, Cerro San [P]edro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 9.0	September 2003	9-11

Cerro San Pedro Project	Development Plan

already acquired these CFE approvals. Commissioning of the transmission line will be performed by the CFE.

9.7.3 Main Substation

At the main mine site substation, the 115 kV electrical power is stepped down to an intermediate voltage of 13.8 kV for electrical distribution throughout the mine area. This voltage level is considered more appropriate due to its compatibility with used transformers and the relatively short distance between the main substation and the secondary substations on the complex.

The main substation includes the following major electrical equipment:

▪	An incoming steel structure with all required insulators and hardware.

▪	Lightning protection, potential transformers, current transformers, and metering of energy consumption for CFE billing.

▪	SF-6 gas insulated 121 kV main breaker.

▪	Power transformer, 115/13.8 kV, 3 phases, 10-12.5 megavolts ampere (MVA), oil type with aerial bushings on primary and secondary.

▪	Metering and protective devices for the power transformer.

▪	Secondary aerial distribution structures including protective equipment, equipped for one 13.8 kV distribution network, with provision for two additional networks.

A conditional letter of intent has been issued to CYPESA, S.A. de C.V., a Mexican contractor, for the supply and construction of the main substation. A purchase order to CYPESA covering the engineering, shop drawings, and necessary procedures to obtain approvals from the CFE has also been awarded. MSX has already acquired these CFE approvals.

9.7.4 Distribution Lines and Secondary Substations

CFE 13.2 KV Distribution Line

The existing CFE 13.2 KV distribution line that supplies the Cerro San Pedro village is located adjacent to the mine site. A conditional letter of intent has been issued to CYPESA S.A. de C.V. to upgrade this distribution line. The upgraded line will provide more robust service to the village, and will also supply power to the MSX wells at La Zapatilla, and the powder magazine area.

The MSX-owned La Zapatilla raw water well is located approximately 1.8 km southwest of the MSX substation. The existing line is located within 60 m of these wells. An underground cable will run from

Section 9.0	September 2003	9-12

Cerro San Pedro Project	Development Plan

the overhead line to the well area, and a 500 KVA transformer will be installed to provide electric service at 480 volts.

The upgraded line will be installed along the river past the location of the MSX powder magazine. Electric service will be provided from the new line for the powder magazine.

MSX 13.8 KV Distribution Line

The electric power for the truck shop and process areas originates at the MSX main substation as described above. A 13.8 kV overhead line will distribute electric power to the various facilities spread throughout the MSX property. The line will originate at the MSX substation, and run parallel with the water pipes to the water tank area. The line will continue down the hill to the leach pad road, where it will split and follow the road to both the process area and the truck shop area. An insulated cable will cross underneath the main haul road.

The MSX facilities will be supplied with 480 volt electric power from the MSX 13.8 KV distribution line transformers. Transformers will be located near the truck shop, process building, microwave tower, and water tanks.

In order to maintain leach solution flow during a power outage, a 600 kW diesel-driven standby generator will be installed.

9.8 Communications

The existing telephone network only covers rural telephone calls for Cerro San Pedro residents. The network does not have the capacity to cover the large volume of data transmission and long distance calls required for mine operation and administrative activities.

The proposed communication system covers telephony (local and long distance calls), mobile radio, and data acquisition needs as described below.

9.8.1 Mine site – San Luis Potosi Microwave Network

Communication requirements between the mine site and the city of San Luis Potosí are currently provided by TELMEX through a microwave link that can transmit voice, fax, and data as described below:

Section 9.0	September 2003	9-13

Cerro San Pedro Project	Development Plan

▪	Local telephone services (8 circuits, voice and fax) between the main switchboard located in the temporary offices and the city of San Luis Potosí with the possibility of making long distance calls in Mexico

▪	Electronic file exchange, Internet access, and email, via a reserved 128 kilobits per second (kbs) bandwidth channel

The existing system includes a 25 m high tower for the microwave antenna, which will be relocated to the top of the hill above the office building. The system described above will be duplicated for the mining contractor’s use, and will share the same tower.

9.8.2 Mobile Radio Network

The mobile radio network covers the entire mine site via a repeater station installed on the hill near the powder magazine. The main antenna will be mounted on the microwave tower on the hill by the main office and covers the mobile radio communications from the La Zapatilla water well up to the powder magazine. The repeater station provides mobile radio communications coverage for the mine pit area. Telemetry, data acquisition, and control between the La Zapatilla water well and the process building are covered by a microwave link operating in the 2.4 GHz (gigahertz) bond. (No permit required).

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Cerro San Pedro Project	Development Plan

9.9 Cerro de San Pedro Housing

Some of the families in Cerro de San Pedro are residing within the safety buffer zone. According to individual negotiation, some may be relocated. MSX will pay the costs associated with the relocation including the cost of housing. Additionally, MSX paid a contractor to supply a new water tank, distribution pipeline, sewer services, local electrical distribution, access roads, and sidewalk.

9.10 Cerro de San Pedro Church Stabilization

The stabilization of the Cerro de San Pedro Church will be done through a nonprofit trust established by the Catholic Church. Discussions and negotiations with the parish priest and the parishioners are ongoing.

9.10.1 Property Fencing

Fences will be used to prevent access to the mine site, particularly as the project is in close proximity to the La Nueva Zapatilla and Cerro de San Pedro villages. Two types of fences will be used depending on the control required for the different areas of the site.

Type 1:	Galvanized chain link
	Opening:	50 mm x 50 mm
	Height:	2.4 m (total)
Top arrangement: 3 barbed wires
	Post:	Tubular galvanized steel
	Option:	PVC Bi-oriented geogrid used as a complement at the bottom of the fence around the leach pad perimeter (to prevent reptiles from passing into the leach pad area)

Type 2:	Barbed wire (4 rows)
	Opening:	300 mm between rows
	Height:	1.2 m (total)
	Post:	Tubular galvanized steel

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Cerro San Pedro Project	Development Plan

Type 1 fencing is primarily used to restrict access to critical site facilities, which represent a potential health hazard or security risk. The type 2 fence is used to prevent farm animals from accessing the property.

Section 9.0	September 2003	9-16

Cerro San Pedro Project	Development Plan

10. GENERAL SERVICES AND ADMINISTRATION

10.1      Introduction

General Services and Administration (G&A) is organized to provide management support to the mine and processing operations in those functions that are not specifically covered by the operating departments. The basic components and costs related to G&A are general management and services, human resources, finance and accounting, environmental, public relations, and general corporate support. Most G&A costs are expenses, either labor or consumables, but in the pre-production period b also include some capitalized costs, including property acquisitions such as surface, mineral, and water rights, as well as office furnishings and computer software.

10.2     G&A Personnel

G&A personnel are classified as being in the general management, human resources, or finance and accounting departments. These departments consist of salaried and hourly paid national and expatriate employees. During most of the mine operations, there are a total of 15 salaried and 9 hourly employees in G&A. Table 10.1 presents an annual summary of G&A employees by department.

10.3     G&A Services

G&A functions will be centralized at the processing site. A description of G&A services is provided below and is roughly organized by department. While a vast majority of G&A services will be performed by G&A personnel, some functions will be contracted to outside suppliers or organizations, such as personnel transportation, legal services, audit services, payroll processing, and janitorial services. The G&A department will be responsible for all support services, either directly with its own personnel or indirectly with contractor personnel. Key areas of services and expenses designated in the various G&A departments are as follows:

Section 10	September 2003	10-1

Cerro San Pedro Project	Development Plan

Table 10.1

MANPOWER SCHEDULE

	Preprod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10

General Management
General Manager	1	1	1	1	1	1	1	1	1	1	1
Mine Manager	1	1	1	1	1	1	1	1	1	1	0
Process Manager	1	1	1	1	1	1	1	1	1	1	1
Administration Manager	1	1	1	1	1	1	1	1	1	1	1
Environmental Coordinator	1	1	1	1	1	1	1	1	1	1	1
Projects Engineer	1	1	1	1	1	1	1	1	1	1	0
Administrative Assistant	1	1	1	1	1	1	1	1	1	1	0
Receptionist	0	1	1	1	1	1	1	1	1	1	1
Sub-Total	7	8	8	8	8	8	8	8	8	8	5
Administration
Human Resource Manager	1	1	1	1	1	1	1	1	1	1	1
Safety / Security Supervisor	1	1	1	1	1	1	1	1	1	1	1
HR Representative	1	1	1	1	1	1	1	1	1	1	0
Information Supervisor	0	1	1	1	1	1	1	1	1	1	0
Secretary	0	1	1	1	1	1	1	1	1	1	1
Sr. Accountant	1	1	1	1	1	1	1	1	1	1	1
Cost Accountant	1	1	1	1	1	1	1	1	1	1	1
Purchasing Agent	0	1	1	1	1	1	1	1	1	1	1
Warehouse Supervisor	0	1	1	1	1	1	1	1	1	1	1
Accounting Clerk	1	1	1	1	1	1	1	1	1	1	0
Payroll Clerk	1	1	1	1	1	1	1	1	1	1	1
Office Messenger	1	1	1	1	1	1	1	1	1	1	1
Secretary	0	1	1	1	1	1	1	1	1	1	0
Warehouse Helper	0	1	1	1	1	1	1	1	1	1	0
Janitor / General	1	2	2	2	2	2	2	2	2	2	2
Sub-Total	9	16	16	16	16	16	16	16	16	16	11
TOTAL G&A MANPOWER	16	24	24	24	24	24	24	24	24	24	16

10.3.1  General Management

The general manager, mine manager, process manager, administration manager, environmental coordinator, projects engineer, and support function labor costs are part of the G&A budget.

10.3.2   Finance and Accounting

Centralized accounting for all MSX departments, financial and cash flow management, accounts payable, and development of financial reporting will be provided by G&A staff. G&A staff will also manage and implement employee relocation; deal with customs brokers and insurance for transportation of goods and materials into and out of Mexico; payroll administration; tax administration; administration fees; overall purchasing and warehousing; lease and acquisition payments relating to surface agreements, right of ways, and mineral and water concessions; handling of contractor invoices; and preparation of monthly, quarterly, and yearly financial statements.

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Cerro San Pedro Project	Development Plan

10.3.3  Purchasing and Materials Management

Direction for procurement, customs clearance, transportation, logistics, and warehousing will be G&A functions.

10.3.4  General Services

Bus transportation services between the residential areas of employees living in San Luis Potosi and villages surrounding Cerro de San Pedro will be contracted, with employees paying a token bus fare to minimize legal implications. On-site transportation for employees working in the mine department will be provided by MSX, with the operating expenses included within that operating area where the employees work. Other general services will include trash removal, with refuse that will not be disposed of on-site being hauled, by contractor, to an approved disposal site.

10.3.5   Human Resources

G&A will provide all human resources services related to employees, including recruitment and training, employee relations, health, safety, security and building maintenance, as further described below.

Recruitment and Training

Company personnel will establish recruitment procedures, develop company policies, and provide personnel growth and training strategies in conjunction with operations to develop multi-skilled, team-oriented, productive employees. Where appropriate, specific personnel with experience in various mining-related functions will be recruited for various positions, both from the local area within Mexico and, in certain cases, from outside of Mexico. The mining contractor will be responsible for the safety and operating training of its employees.

Employee Relations

Personnel and employee relations, benefits administration, labor relations, fire response, and office administration will be responsibilities of the G&A staff.

Health and Safety

Health and safety are priorities and will be administered in accordance with industry proven “loss control” standards, including, but not limited to, policy preparation and publication, ongoing training of all employees, monitoring programs, inspection and follow-up programs, and maintaining continuous

Section 10	September 2003	10-3

Cerro San Pedro Project	Development Plan

compliance with Mexican federal labor laws. Acceptable standards will be established and enforced. All contractors will be expected to follow the MSX standards.

Security

MSX will maintain a security force to protect assets and personnel. The security force will be contracted and supervised by the security supervisor. The contracted security company will provide the usual security personnel items, such as uniforms, batons, and flashlights, while MSX will provide specialty equipment, such as radios, monitors, detection equipment, and vehicles. The security force will operate on a continuous schedule at strategic locations. A contracted transportation company will regularly pick up gold and silver doré bars from the refinery vault, and will provide its own security.

Building Maintenance

Maintenance will be provided to include all mechanical, electrical, and water systems for all facilities not covered by maintenance for that specific department (i.e., mine operations). The cost of supplies, parts, and utilization of equipment is a part of the G&A operating cost. A contracted janitorial staff is included to administer the building maintenance function

Medical Services

Human resources personnel will supervise a contracted staff of one medical practitioner and one nurse who will provide on-site health care services to employees and local area residents. Services will include health screening, preventive care, response to injuries and illness, and coordination with local and regional acute care facilities.

10.3.6  Environmental

Environmental management will be provided by on-site G&A personnel. Policies will be developed to ensure environmental protection and compliance with all permits and regulations. Environmental activities will include regular monitoring of operational facilities for regulatory compliance, including water and air sampling and maintenance of an on-site nursery.

10.3.7  Public Relations

G&A staff will provide all local community, San Luis Potosi state, regional, and national relations, including those with governmental and non-governmental organizations. G&A staff will also manage the non-profit Cerro de San Pedro Foundation, established for the preservation of the village of Cerro de San Pedro and assistance to the village and the surrounding communities.

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Cerro San Pedro Project	Development Plan

10.3.8  Corporate Support

Corporate support, in general, will include in-house legal services, accounting support, financial audits, and other technical support. An allowance for travel is also included. Some legal services will be provided by Mexican-based contractors, which will deal with national issues, such as labor law compliance, taxation, etc.

10.4     G&A Operating Costs

General services and administration operating costs consist of on-site labor or manpower costs as well as other on-site and off-site costs relating to contract services, such as security, janitorial, various consulting charges, as well as insurance, telephone, and general corporate support.

10.4.1  G&A Labor Costs

Table 10.2 presents annual G&A on-site labor costs, including base salary, and applicable burden for a typical full operating year. The G&A staff are differentiated as E for expatriate, S for salaried national, and H for hourly. All expatriate staff are salaried.

Table 10.2

General Services and Administration - Annual Manpower Costs

Position	Classification	No.	Base	Base X No.	% Burden	Burden	Total

General Management
General Manager	E	1	$110,000	$110,000	0.50	$55,000	$165,000
Mine Manager	E	1	$95,000	$95,000	0.50	$47,500	$142,500
Process Manager	E	1	$95,000	$95,000	0.50	$47,500	$142,500
Administration Manager	S	1	$55,000	$55,000	0.30	$16,500	$71,500
Environmental Coordinator	S	1	$35,000	$35,000	0.30	$10,500	$45,500
Projects Engineer	S	1	$22,500	$22,500	0.30	$6,750	$29,250
Administrative Assistant	S	1	$8,000	$8,000	0.60	$4,800	$12,800
Receptionist	H	1	$4,500	$4,500	0.60	$2,700	$7,200

Subtotal General Management		8					$616,250

Administration
Human Resources Manager	S	1	$32,500	$32,500	0.30	$9,750	$42,250
Safety/Security Supervisor	S	1	$17,000	$17,000	0.30	$5,100	$22,100
Human Resources Representative	S	1	$14,000	$14,000	0.60	$8,400	$22,400
Information Supervisor	S	1	$12,000	$12,000	0.60	$7,200	$19,200
Secretary	H	1	$4,500	$4,500	0.60	$2,700	$7,200
Sr. Accountant	S	1	$20,000	$20,000	0.30	$6,000	$26,000
Cost Accountant	S	1	$14,000	$14,000	0.60	$8,400	$22,400
Purchasing Agent	S	1	$14,000	$14,000	0.60	$8,400	$22,400
Warehouse Supervisor	S	1	$8,000	$8,000	0.60	$4,800	$12,800
Accounting Clerk	H	1	$6,500	$6,500	0.60	$3,900	$10,400
Payroll Clerk	H	1	$6,500	$6,500	0.60	$3,900	$10,400
Office Messenger	H	1	$4,800	$4,800	0.60	$2,880	$7,680
Secretary	H	1	$4,500	$4,500	0.60	$2,700	$7,200
Warehouse Helper	H	1	$3,800	$3,800	0.60	$2,280	$6,080
Janitor/General	H	2	$3,000	$6,000	0.60	$3,600	$9,600

Subtotal Administration		16					$248,110

Total G & A Manpower Cost		24					$864,360

     Classification: E = expatriate, S = Salaried, H = hourly

Section 10	September 2003	10-5

Cerro San Pedro Project	Development Plan

10.4.2  G&A Operating Expenses

Table 10.3 presents annual operating costs (overhead) for general services, management, accounting, human resources, public relations, and environmental. Corporate support is in the Metallica budget and will not be charged against the project.

Table 10.3 provides a summary of G&A operating costs, consolidating both labor costs and other expenses (overhead). The annual labor and overhead expenses are roughly the same during the production years. Over the life of the mine, and not reflecting capitalized costs in pre-strip and Year 10, the average G&A cost is $0.26 per tonne of ore.

10.5      G&A Capital Costs

The G&A costs during the pre-production period are approximately $2.6 million. The pre-production G&A costs are included in the Owner’s Capital.

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Cerro San Pedro Project	Development Plan

Table 10.3

General Services & Administration - Annual Operating Costs

	Pre-strip
	2004	Year 1	Year 2	Year 3	Year 4	Year 5

	($000)	($000)	($000)	($000)	($000)	($000)
MANPOWER SALARIES & BENEFITS
General Management	458.0	616.3	616.3	616.3	616.3	616.3
Mine	224.3	—	—	—	—	—
Process	220.2	—	—	—	—	—
Administration	139.6	248.1	248.1	248.1	248.1	248.1

Subtotal	1,042.1	864.4	864.4	864.4	864.4	864.4

GENERAL & ADMINISTRATIVE COSTS
Water Purchase	750.0
Reclamation Bonding	100.0	—	—	—	—	—
Tomas & Roberto Alcalde	20.7	200.0	—	—	—	—
Contract Services	67.5	90.0	90.0	90.0	90.0	90.0
Security Contract	54.0	72.0	72.0	72.0	72.0	72.0
Ejido/CSP Leases	67.0	67.0	67.0	67.0	67.0	67.0
Bus Contract	45.0	60.0	60.0	60.0	60.0	60.0
Legal	45.0	60.0	60.0	60.0	60.0	60.0
Insurance	22.5	30.0	30.0	30.0	30.0	30.0
Antonio Alvarez	58.0	58.0	58.0	58.0	58.0	58.0
San Pedro Foundation	25.0	50.0	50.0	50.0	50.0	50.0
Vehicle Expense	36.0	48.0	48.0	48.0	48.0	48.0
Mineral Rights Tax	48.0	48.0	48.0	48.0	48.0	48.0
Travel	27.0	36.0	36.0	36.0	36.0	36.0
Telephone	27.0	36.0	36.0	36.0	36.0	36.0
Medical Services	27.0	36.0	36.0	36.0	36.0	36.0
Operating Supplies	22.5	30.0	30.0	30.0	30.0	30.0
Accounting Audit	28.0	28.0	28.0	28.0	28.0	28.0
Environmental Audit	25.0	25.0	25.0	25.0	25.0	25.0
Training & Recruitment	18.0	24.0	24.0	24.0	24.0	24.0
INAH Bonding	25.0	20.0	20.0	20.0	20.0	20.0
Monitoring Expenses	9.3	12.4	12.4	12.4	12.4	12.4
Employee Relations	9.0	12.0	12.0	12.0	12.0	12.0
Property Rights Filing	6.0	6.0	6.0	6.0	6.0	6.0
Botanical Garden	4.5	6.0	6.0	6.0	6.0	6.0
Miscellaneous Maintenance	4.5	6.0	6.0	6.0	6.0	6.0
Safety Equipment	4.5	6.0	6.0	6.0	6.0	6.0
Property Taxes	5.0	5.0	5.0	5.0	5.0	5.0
Freight & Postage	3.6	4.8	4.8	4.8	4.8	4.8
Miscellaneous Taxes	2.3	3.0	3.0	3.0	3.0	3.0
Miscellaneous Fees & Licenses	2.3	3.0	3.0	3.0	3.0	3.0

Subtotal	839.2	1,082.2	882.2	882.2	882.2	882.2

Overall G&A Expenses	$1,881	$1,947	$1,747	$1,747	$1,747	$1,747

Cost per Tonne Ore	$2,631	$0.35	$0.23	$0.23	$0.23	$0.23

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 6	Year 7	Year 8	Year 9	Year 10

	($000)	($000)	($000)	($000)	($000)
MANPOWER SALARIES & BENEFITS
General Management	616.3	616.3	616.3	616.3	308.10
Mine	—	—	—	—	—
Process	—	—	—	—	—
Administration	248.1	248.1	248.1	124.1	124.10

Subtotal	864.4	864.4	864.4	740.4	432.2

GENERAL & ADMINISTRATIVE COSTS
Water Purchase
Reclamation Bonding	—	—	—	—	—
Tomas & Roberto Alcalde	—	—	—	—	—
Contract Services	90.0	90.0	90.0	45.0	5.0
Security Contract	72.0	72.0	72.0	36.0	24.0
Ejido/CSP Leases	67.0	67.0	67.0	67.0	67.0
Bus Contract	60.0	60.0	60.0	30.0	10.0
Legal	60.0	60.0	60.0	30.0	15.0
Insurance	30.0	30.0	30.0	30.0	15.0
Antonio Alvarez	58.0	58.0	58.0	58.0	58.0
San Pedro Foundation	50.0	50.0	50.0	50.0	25.0
Vehicle Expense	48.0	48.0	48.0	24.0	12.0
Mineral Rights Tax	48.0	48.0	48.0	48.0	48.0
Travel	36.0	36.0	36.0	18.0	6.0
Telephone	36.0	36.0	36.0	18.0	5.0
Medical Services	36.0	36.0	36.0	18.0	12.0
Operating Supplies	30.0	30.0	30.0	15.0	6.0
Accounting Audit	28.0	28.0	28.0	28.0	28.0
Environmental Audit	25.0	25.0	25.0	25.0	25.0
Training & Recruitment	24.0	12.0	12.0	12.0	—
INAH Bonding	20.0	20.0	20.0	20.0	—
Monitoring Expenses	12.4	12.4	12.4	12.4	12.4
Employee Relations	12.0	6.0	6.0	6.0	3.0
Property Rights Filing	6.0	6.0	6.0	6.0	6.0
Botanical Garden	6.0	3.0	3.0	3.0	1.0
Miscellaneous Maintenance	6.0	6.0	6.0	6.0	3.0
Safety Equipment	6.0	3.0	3.0	3.0	1.0
Property Taxes	5.0	5.0	5.0	5.0	5.0
Freight & Postage	4.8	2.4	2.4	2.4	1.2
Miscellaneous Taxes	3.0	3.0	3.0	3.0	3.0
Miscellaneous Fees & Licenses	3.0	1.5	1.5	1.5	1.5

Subtotal	882.2	854.3	854.3	620.3	398.1

Overall G&A Expenses	$1,747	$1,719	$1,719	$1,361	$830

Cost per Tonne Ore	$0.23	$0.23	$0.23	$0.54

Section 10	September 2003	10-7

Cerro San Pedro Project	Development Plan

11. ENVIRONMENTAL AND PERMITTING

Baseline environmental and socioeconomic investigations for Cerro San Pedro were performed by Behre Dolbear de Mexico and reported in “Environmental Impact Statement for Minera San Xavier, S.A. de C.V., San Pedro Mining Project, Cerro San Pedro, San Luis Potosi, Volume I and II”, May 1997. A subsequent amendment was submitted in April of 2001, and approved by the agencies in September 2001. See Section 11.3 for details of the environmental permitting process. Several other studies provide additional supporting information as noted below.

MSX plans to reinitiate select environmental monitoring ( i.e., air quality and water quality/quantity) prior to construction to document changes that may have occurred since initial baseline monitoring in the late 1990s. Any changes that could have an adverse impact on permit/environmental compliance will be documented and brought to the attention of regulators.

11.1     Environmental Baseline Investigations

11.1.1  Surface Water

In the project area, all stream flow is intermittent and limited to runoff of several hours’ duration, typically from summer storms. Figure 11.1 shows the relationship between the subbasins of the San Pedro and La Zapatilla streams and the northeast area of the San Luis Potosi (SLP) valley. The drainage pattern is dendritic. The main surface stream is the San Pedro, fed by three tributaries, the Mendez, San Nicholas, and Santa Maria streams, each becoming more sinuate toward the flatter valley areas. Any stream flow that the San Pedro stream may collect permeates into the surface upon reaching the SLP valley.

11.1.2   Stream Sediments

Since surface water could not be evaluated, stream sediment samples were taken and analyzed to provide information on their baseline geochemistry. During baseline studies for the MIA, 12 sampling locations were selected in various locations upstream and downstream from the historic mine workings and planned project operations, and at more remote locations. Figure 11.1 also shows these relative locations and Table 11.1 provides details on sample sites with respect to historic mine workings and a comparison of contaminant levels for only those metals that exceeded normal limits. The results of the stream sediment analyses confirm that the mine area is within a mineralized district with derivative mineralized stream sediments. The most highly mineralized samples are adjacent to and downstream from the Asarco waste rock dumps, a result of previous underground mining operations.

Section 11	September 2003	11-1

Cerro San Pedro Project	Development Plan

2,459,500–N
2,459,000–N
2,458,500–N
2,458,000–N
2,457,500–N
2,457,000–N
2,456,500–N
2,456,000–N
2,455,500–N
2,455,000–N
312,000–E
312,500–E
313,000–E
313,500–E
314,000–E
314,500–E
315,000–E
315,500–E
316,000–E
N
EAST WASTE DUMP
WEST MINE DUMP
PRIMARY CRUSHING
OPEN PIT MINE
SAN NICOLAS STREAM
CERRO DE SAN PEDRO VILLAGE
SPA–9
SPA–8
LOS MENDEZ STREAM
TRUCK SHOP ACCESS ROAD
STOCKPILE
SPA–5
6&7
SPA–10
SPA–1
ASARCO WASTE DUMPS
SANTA MARIA STREAM
SPA–2
EXPLOSIVES
OVERLAND CONVEYOR
SPA–3&4
MINE ACCESS ROAD
CERRO DE SAN PEDRO STREAM
SPA–11
SPA–12
LEACH PAD
LA ZAPATILLA STREAM

Figure 11-1.

Location of Stream Sediment Samples and Drainages

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 11	September 2003	11-2

Cerro San Pedro Project	Development Plan

Table 11.1

Stream Sediment Sample Locations, Descriptions, and Significant Analytical Results

Sample			Ag	Cd	Cu	Fe	Mn	Mo	Pb	V	W	Zn
No.	Stream Valley	Description	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm

Upstream Samples
SPA-01	North and east	Steep terrain	1.2	2.0	132	1.31	495	1.0	180	51	<10	98
SPA-02	West upstream	Steep terrain	7.0	3.0	28	2.89	670	4.0	770	53	<10	326
Average			4.1	2.5	80	2.10	583	2.5	475	52	<10	212
Downstream San Pedro Stream Seds. Affected Area (at 0, 500, 1000, 1500, 1800, 2700, & 3700 meters respectively from existing disturbance)
SPA-10	In the Village	Downstream of hospital	80.0	120.0	389	7.55	2350	2.0	11400	97	10	9610
SPA-03	Old Workings	Just downstream	93.0	114.5	377	8.28	2320	18	10000	85	20	9570
SPA-05	Ferrocrete layer	Downstream old ores	94.0	151.5	365	9.19	2960	19	10900	97	20	13700
SPA-06	Ferrocrete layer	Downstream old ores	79.0	121.5	344	7.81	2260	10	8500	89	10	9960
SPA-07	Ferrocrete layer	Far end of old ores	100.0	103.0	337	8.91	2490	29	14200	95	20	8790
SPA-11	2.7 km distance	Downstream of village	21.0	85.5	124	3.77	1355	4	2800	69	<10	6220
SPA-12	3.7 km distance	Downstream of village	40.0	68.0	195	5.66	1650	5	6000	79	10	6640
Average			72.4	109.1	304.4	7.30	2198	15	9114	87	15	9213
Other Samples
SPA-08	Los Mendez	Upstream CSP village	>100	10.0	36	1.52	545	3	640	54	<10	640
SPA-09	Alcalde Vats	Leach samples	>100	133.0	561	6.50	4280	26	9600	65	10	7880
SPA-04	Old Workings	Excavated ores	72.0	64.5	148	14.10	415	5	10600	56	20	7560
Comparison Affected Area Levels w/ Normal Limits
Affected Area Average			72.4	109.1	304.4	7.30	2198	15	9114	87	15	9213
Sedimentary Rocks – Normal Limits			0.2 – 0.4	0.3 – 0.5	5.0 – 40.0	1.3 – 3.1	300 – 385	0.1 – 1.0	5.0 – 40.0	2.0 – 60.0		4.0 – 20.0
Granite – Normal Limits											0.9
Soils – Normal Limits			1.0			5.0		2.5				50.0
Ratio Affected Area Analysis/ Max. Normal Limits			72 x	218 x	7.6 x	1.5 x	5.7 x	6 x	228 x	1.5 x	16 x	184 x
Ratio Upstream Area Analysis / Max. Normal Limits			4.1 x	5 x	2 x	0.4 x	1.5 x	1 x	12 x	0.9 x	<10 x	4 x

11.1.3 Groundwater

Because there are no permanent surface water sources in the Cerro San Pedro area, the only viable potable and agricultural water source is from groundwater. Results of studies of groundwater aquifers in the Cerro San Pedro area by Behre Dolbear de Mexico for MSX, as part of the baseline investigations for the MIA, by the Autonomous University of San Luis Potosi (UASLP), and by MSX’s work to develop groundwater resources, are presented following.

Section 11	September 2003	11-3

Cerro San Pedro Project	Development Plan

Main Potable and Agricultural Producing Aquifer – San Luis Valley

The main regional aquifer is composed of three different units: relatively permeable alluvial materials, sandy to conglomeratic rhyolite tuffs, and fractured latite that was deposited or extruded in the SLP Valley lying along the western edge of the Sierra de Alvarez and generally to the west of where the Cerro San Pedro project is located. These aquifers are being exploited in the northeast portion of the SLP Valley. One of the 11 wells located near the eastern limit of the aquifer provides the water source for the village of Cerro de San Pedro. This well (well M-1 on Figure 11.2), is approximately 6.3 km west of the village of Cerro de San Pedro and 2.7 km west of the western limits of the proposed heap leach pad.

Groundwater Flow

Recorded information from a total of 20 known well sites was evaluated to characterize this aquifer. Eight of the 11 operating wells were sampled to develop baseline information on water quality. The aquifer trends in a general north-south direction, paralleling the eastern edge of the SLP Valley. The static level of the major producing alluvial aquifer unit that lies further west within the valley is at 105-128 m below the surface. A fairly insignificant, low quality, shallow water producing unit is also located at 34-36 m. An aquitard lies immediately below this shallow aquifer, preventing shallow water from infiltrating to the main aquifer below. Overall groundwater flow direction of the alluvial aquifer within the project area of interest is generally from east to west (from the mountain range to the valley) as shown in Figure 11.2. Transmissibility calculations for the aquifer, based on water well testing, hydraulic gradient, and applying Darcy’s Law, indicate that groundwater travels at a rate of about 0.047x10-3 to 1.1x10-3 m/day.

Water Quality

Water quality analyses from eight of the sampled water well locations (well numbers M-1, M-3, M-4, M-8, M-14, M-15, M-18, and M-19 on Figure 11.2) show that concentration of metals is well below the maximum allowable limits for drinking water, established in the environmental guideline CE-CCA-001/89 for water quality.

The water chemistry for the main aquifer is calcium rich carbonate. One sample from Well M-8 was taken in the shallow aquifer and indicated a calcium sulfate water chemistry. Water from this well had a lower pH (6.9 versus 7.6 to 8.0 field pH for the other wells) and had higher concentrations of solids, fecal

Section 11	September 2003	11-4

Cerro San Pedro Project	Development Plan

2,460,000–N
2,455,000–N
2,450,000–N
305,000–E
310,000–E
315,000–E
EL HUISACHE
PALMA DE LA CRUZ
LA ESPERANZA WELL
AUTOPISTA
CERRO de SAN PEDRO
TIRO SAN PEDRO
Line of section
LA ZAPATILLA
La Zapatilla Well
La Zorra M-1
CERRO SAN PEDRO ACCESS ROAD
SANTA URSULA M-6
LOS ANGELES M-14
EL PORTEZUELO
CUESTA DE CAMPA
LOS GOMEZ
TO SAN LUIS POTOSI CITY
HIGHWAY TO RIO VERDE
PERIFERICO HIGHWAY
CNA-724 Fuel Station Well M-19
N

Figure 11-2.

Water Well Locations In Project Vicinity

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 11	September 2003	11-5

Cerro San Pedro Project	Development Plan

material, hardness, alkalinity, sulfates, chlorides, calcium, magnesium, potassium, and barium. The differing chemistry from the shallow aquifer could reflect contamination.

Groundwater in Immediate Project Area

In the area east of the alluvial valley, where the Cerro San Pedro mine pit and waste rock dumps will be developed, drill hole data show the phreatic water level to be at level 150 m (1,730 amsl) below the limit of the proposed pit bottom. The country rock in these areas is limestone or porphyry, both of which have very low permeability. Water in these units is associated with more permeable areas of fracturing and along faults. Because of this, the village of Cerro de San Pedro obtains its water much farther away in the valley alluvium aquifer (Well M-1). This suggests that fractured limestone/porphyry is not a viable aquifer. However, records indicate that the old Asarco underground mine is flooded at a certain level (approximately 1,700 amsl). Research of all known records does not suggest that potable or agricultural waters have been produced from the limestone or porphyry rocks. Because of the contrast in permeability between the productive aquifers in and along the SLP Valley and the limestone/porphyry in the development area and because there is no evidence of significant contamination in the main alluvial aquifer, these areas are not considered to be hydrogeologically connected.

In the immediate area of La Zapatilla where the leach pad and process facilities will be developed, a thin veneer of alluvium is located at the surface underlain by unfractured latite, neither of which are water-bearing units. Figure 11.3 is a hydrogeological cross-section showing the relationship between the SLP valley aquifers and lithologic units present at La Zapatilla and Cerro de San Pedro.

Study of Impacts from Drawing Project Water Supply from Local San Luis Potosí Valley Aquifer

Additional evaluations completed in July 1998 by the Engineering School of the UASLP, in a report “Hydrogeological Performance of the Aquifer in the Cerro San Pedro Zone, San Luis Potosi”, were conducted to determine the effects of annual water consumption required for the project on characteristics of the aquifer. A total of 167 data points (including 99 deep wells that intersected the main aquifer) were evaluated. Sixteen wells exhibiting the best conditions for measuring the static groundwater level and for performing pumping tests were chosen for use in modeling the aquifer. The following are the most significant conclusions from this evaluation:

▪	The average lowering of the main aquifer from the effects of current pumping is on the order of 0.5 to 2.5m/yr.

Section 11	September 2003	11-6

Cerro San Pedro Project	Development Plan

5850 mt.
5000 mt.
4000 mt.
3000 mt.
2000 mt.
1000 mt.
0.00 mt.
2200.00
2100.00
2000.00
1900.00
1800.00
1700.00
1600.00
1500.00
1400.00
1300.00
1200.00
1100.00
1000.00
900.00
800.00
SAN LUIS POTOSI VALLEY
LEACH PAD SITE
ASARCO
SAN PEDRO SHAFT
OPEN PIT
MINE SITE
525 mt.
ALLUVIUM
RHYOLITE
LIMESTONE
INTRUSIVE
Piezometric Surface
OPEN PIT
FAULT
SHAFT/WATER WELL
0.00m
500.0m
1000.0m
Scale In Meters

Figure 11-3.

Hydrogeologic Section from Proposed Open Pit to LaZapatilla Well Looking Northwest

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Section 11	September 2003	11-7

Cerro San Pedro Project	Development Plan

Groundwater flow direction is locally affected by a cone of depression created by draw down from heavier pumping of water for agricultural purposes near villages, particularly Palma de la Cruz and Enrique Estrada.

•	In the area around the village of La Zapatilla (where the heap leach pad will be located) and farther east toward the mine area, rocks are of such low permeability that there is no significant infiltration of surface water contributing to groundwater recharge in the main aquifer to the west in the SLP Valley.

•	Modeling in the study area simulated groundwater extraction from the aquifer for 10 years at the current rates. It then compared this simulation with the scenario of an additional 33 l/s of extraction over the same 10-year period from a new well located northwest of Portezuelo, near the current La Zapatilla well location. This comparison concluded that there is minimal variation in the static groundwater level and hydraulic gradient, and that no interference with pumping from other wells is produced with the additional 33 l/s of extraction.

•	Location and pumping of 33 l/s from the alluvial aquifer at a well near the modeled site will not negatively impact the aquifer. It was recommended that the location of the well that will provide water for the Cerro San Pedro project should be near the site used in the simulation.

Hydrogeological/Geophysical Survey to Develop Project Water

MSX conducted a hydrogeological survey which compiled detailed information to assist in developing the most favorable site where process and potable water for the project could be produced. Work included a geophysical survey that assisted in the identification of structural irregularities between two existing well sites under consideration (Esperanza and La Zorra), and a target site. Figure 11.2 shows the locations of these wells. Table 11.2 presents water quality information developed from sampling and analysis of these wells. It was concluded from the geophysical survey to develop the La Zapatilla site. In response to the UASLP and MSX studies and additional comments by SEMARNAP and the public, the Comisión Nacional de Agua (CNA) authorized the drilling of an exploratory well. In July 1999, after obtaining favorable results with the exploratory well, MSX completed a production well in the fractured latite aquifer which is capable of producing over 60 l/s, or almost twice the amount required for the project.

Additional information regarding this production well is reported in Section 9.5.

Section 11	September 2003	11-8

Cerro San Pedro Project	Development Plan

Table 11.2

Analyses of Water Samples from Selected Wells

		La Esperanza	CNA (M-19)	La Zorra (M-1)	La Zapatilla
	Units	12/2/1998	11/27/1998	11/27/1998	8/11/1999

Temperatura	º C	27	27.7	28.2	27.23
Potencial Hidrógeno (pH)		8.02	8.02	8.2	8.36
Conductividad eléctrica en micromhos/cm a 25 oC		390	382	319	422.3
Sólidos totales	mg/L	242.0	228.0	216.0	212.5
Sólidos disueltos totales	mg/L	242.0	228.0	216.0	209.50
Sólidos Sedimentables (Cono Imhoff)		Negativo	Negativo	Negativo	< 0.5
Sólidos Suspendidos totales	mg/L	0.0	0.0	0.0	3.0
Sólidos Suspendidos volátiles	mg/L	0.0	0.0	0.0	84.5
Nitrógeno Amoniacal como N	mg/L	0.19	0.09	0.12	1.204
Nitrógeno Orgánico como N	mg/L	1.47	0.32	0.00	0.240
Nitrógeno total (Kjeldahl)	mg/L	1.66	0.41	0.12	8.241
Nitrógeno de los Nitratos como N	mg/L	3.2	1.9	2.8	6.766
Nitrógeno de los Nitritos como N	mg/L	0.000	0.000	0.000	0.031
Fosfatos totales como P04	mg/L	0.00	0.00	0.00	0.012
Sustancias activas al Azul de Metileno (SAAM)	mg/L	< 0.10	< 0.10	< 0.10	0.036
Coliformes fecales (NMP/100 ml)		0.0	0.0	0.0	23.0
Coliformes totales (NMP/100 ml)		9.0	0.0	0.0	93.0
Color (Escala Pt-Co)	Unidades	0.0	0.0	0.0	2.0
Alcalinidad a la fenolft. como CaCO3	mg/L	9.3	4.5	4.5	10.75
Alcalinidad al A. de Metilo como CaCO3	mg/L	95.0	116.0	111.0	90.3
Dureza del Calcio como CaCO3	mg/L	91.0	60.0	70.0	94.734
Dureza del Magnesio como CaCO3	mg/L	33.0	40.7	44.0	10.526
Dureza total como CaCO3	mg/L	124.0	101.0	114.0	105.26
Cloruros (Cl-)	mg/L	27.7	11.0	11.0	21.280
Sulfatos (SO4)	mg/L	16.8	16.8	12.3	4.134
Sulfitos (SO3)	mg/L	0.00	0.00	0.00	< 0.2
Sulfuros					< 0.1
Fenoles	mg/L	< 0.001	< 0.001	< 0.001	0.000
Flururos (F-)	mg/L	0.38	1.0	0.47	1.346
Sílice (SiO2)	mg/L	81.0	84.8	74.5	84.84
Aluminio (Al)	mg/L	< 0.04	< 0.04	< 0.04	0.0
Arsénico (As)	mg/L	< 0.01	< 0.01	< 0.01	0.00
Bario (Ba)	mg/L	0.35	0.40	0.66	0.00
Boro (B)	mg/L	< 0.01	< 0.01	< 0.01	0.00
Cadmio (Cd)	mg/L	< 0.001	< 0.001	< 0.001	0.00
Calcio (Ca)	mg/L	36.5	24.0	28.0	50.00
Cianuro (CN)	mg/L	< 0.01	< 0.01	< 0.01	0.001
Cobre (Cu)	mg/L	0.01	0.015	0.00	0.02
Cromo total	mg/L	0.00	0.00	0.00	0.00
Fierro (Fe)	mg/L	0.70	0.11	0.05	0.11
Magnesio (Mg)	mg/L	7.9	9.8	10.7	0.6
Manganeso (Mn)	mg/L	0.008	0.002	0.002	0.00
Mercurio (Hg)	mg/L	< 0.0001	< 0.0001	< 0.0001	0.001
Niquel (Ni)	mg/L	0.00	0.00	0.00	0.01
Plata (Ag)	mg/L	0.00	0.00	0.00	0.00
Plomo (Pb)	mg/L	< 0.001	< 0.001	< 0.001	0.00
Potasio (K)	mg/L	10.0	5.0	5.0	6.7
Sodio (Na)	mg/L	28.0	17.0	8.0	39.0
Zinc (Zn)	mg/L	0.03	0.04	0.16	0.08
Hidrocarburos totales	mg/L	< 5.0	< 5.0	< 5.0	< 5.0

Section 11	September 2003	11-9

Cerro San Pedro Project	Development Plan

11.1.4 Rock Geochemistry/Acid Rock Drainage

Static Testing

Testing to identify if rock types at Cerro San Pedro had the potential for acid generation was conducted, with results during the 1996 program incorporated into the MIA and with work in 1999 by Cambior adding to this information. A total of 75 samples, representative of five rock types that could be mined or exposed at Cerro San Pedro, were collected during both testing programs. Most of the samples were from drill core intervals (only 3 limestone/rhyolite samples were bulk samples from the surface). These were analyzed using static testing methods by Hazen Research, Inc. (1996) and Chemac Environmental Services (1999), both of Colorado. A summary of the average acid neutralization potential (ANP), average acid generation potential (AGP), and average of the ANP/AGP ratio by rock type is presented below in Table 11.3. Details are presented in Table A11.1 in the Appendix.

Table 11.3

Summary of Average ANP/AGP Ratios by Rock Type (Static Testing)

				Avg. of
	No. of	Average	Average	ANP/AGP
ROCK TYPE	Samples	ANP	AGP	Ratios

Limestone (Begonia, Hospital, Barreno)	26	720.4	8.2 *	1,262.5 *
Tertiary Volcanics (Rhyolite)	1	11.3	0.2	56.5
Porphyry Oxide	18	19.7	25.2	23.5
Porphyry Mixed (Oxide and Sulfide)	11	14.3	155.0	0.1
Porphyry Sulfide	19	28.5	106.8	1.9
*     no AGP information is available on 5 of the limestone samples.

These results indicate that porphyry sulfide and porphyry mixed have the potential to generate acid with an ANP/AGP < 3.0. Even though the average ANP/AGP was 23.5 for porphyry oxide, half of the individual samples of oxide had ANP/AGP ratios of < 3.0 and are considered (based on static tests only) to be potentially acid generating. Figure 11.4 is a plot of the ANP/AGP and shows that although 50 percent of the porphyry oxide samples fall in the < 3.0 ANP/AGP range, all but one sample has relatively low AGP, as opposed to the porphyry mixed and sulfide rocks.

Section 11	September 2003	11-10

Cerro San Pedro Project	Development Plan

Figure 11.4

ANP - Acid Neutralizing Potential (tonnes CaCO3/kt)
1000
900
800
700
600
500
400
300
200
100
0
0
50
100
150
200
250
300
350
AGP - Acid Generating Potential (tonnes CaCO3/kt)
> 3:1 ANP/AGP -
Potentially Acid Consuming
< 3:1 and > 1:1 ANP/AGP -
Uncertain Range
< 1:1 ANP/AGP Potentially Acid Generating
Porphyry Sulfide
Porphyry Mixed
Porphyry Oxide
Limestone
Carbonaceous Limestone
Tertiary Rhyolite

Figure 11-4
Plot of ANP/AGP Ratios for Various Rock Types Based on Static Testing

Washington Group International

Section 11	September 2003	11-11

Cerro San Pedro Project	Development Plan

Kinetic Testing

Kinetic testing is usually only conducted on those samples which have the potential to generate acid, based on static testing. As such, kinetic testing was only conducted on porphyry samples. Kinetic testing (humidity cells) to simulate the effects of weathering of exposed porphyry (3 porphyry oxide, 2 porphyry mixed, 3 porphyry sulfide) was conducted by Chemac in 1999. Additional core material from the 1999 static leach test sampling was subjected to humidity cell tests conducted over a 15-week period to better determine the expected acid generating potential of the three porphyry rock types. During part of the leach cycle, variably humid air flows through the rocks (simulating dry periods), following which the samples are leached by simulated rainwater (1:4 water to solid ratio); the process cycles on a weekly basis. Samples are rinsed and analyzed for weekly pH, alkalinity, acidity, and conductivity. A more extensive suite of parameters was analyzed at initiation and at 1, 5, 10, and 15 weeks, including ICP metals, Hg, chloride, and TDS. A summary of the results of humidity cell testing is presented in the Appendix as Tables A11.2, A11.3, and A11.4 for sulfide, mixed, and oxide porphyry samples, respectively.

Key results of the kinetic testing are presented in Figures 11.5, 11.6, and 11.7 for porphyry oxide, mixed, and sulfide, respectively. Cumulative acidity, pH, conductivity, and cumulative sulfate results are for the most part very similar for porphyry mixed and sulfide, indicating that these materials behave similarly when exposed to the weathering process and should be classed as acid generating. The pH for porphyry mixed and sulfide generally ranges from 3.0 to 6.0 over the entire 15-week test period. Overall results for porphyry oxide show an average pH of all three samples of 7.33 over the 8- to 15-week period (the period after initial wash-off of secondary salts that better simulates the long-term acid generation scenario).

Acidity of porphyry mixed and sulfide samples significantly exceeds alkalinity. Acidity is very low for oxide samples with acid levels slightly less overall than corresponding alkalinity. Metals in solution are generally high for porphyry mixed and sulfide samples, as expected with the higher acidity, conductivity and sulfate levels. Release rates for dissolved metals for porphyry mixed and sulfide are also very high. Metals in solution and expected release rates for porphyry oxide are generally low.

Interpretation of geochemistry and acid generation potential was conducted in mid-1999 by a technical consultant. The net acid generating potential (NAGP), or AGP-ANP, of each porphyry rock type from static test data can be broadly correlated to acidity level from kinetic (humidity cell) testing in Table 11.4:

Section 11	September 2003	11-12

Cerro San Pedro Project	Development Plan

Figure 11.5

pH Results - Porphyry Oxide
Conductivity Results - Porphyry Oxide
Cumulative Sulfate Results - Porphyry Oxide
Cumulative Acidity Results - Porphyry Oxide
Cumulative Alkalinity Results - Porphyry Oxide
Cumulative Total Iron Results - Porphyry Oxide
Cumulative Calcium Results - Porphyry Oxide

Figure 11.5

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

Section 11	September 2003	11-13

Cerro San Pedro Project	Development Plan

Figure 11.6

pH Results - Porphyry Mixed
WEEKS
Conductivity Results - Porphyry Mixed
WEEKS
Cumulative Sulfate Results - Porphyry Mixed
WEEKS
Cumulative Acidity Results - Porphyry Mixed
WEEKS
Cumulative Alkalinity Results - Porphyry Mixed
WEEKS
Cumulative Total Iron Results - Porphyry Mixed
WEEKS
Cumulative Calcium Results - Porphyry Mixed
WEEKS

Figure 11.6 Kinetic Test Data (Humidity Cells) for Porphyry Mixed Samples

Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

Section 11	September 2003	11-14

Cerro San Pedro Project	Development Plan

Figure 11.7

pH Results - Porphyry Sulfide
Conductivity Results - Porphyry Sulfide
Cumulative Sulfate Results - Porphyry Sulfide
Cumulative Acidity Results - Porphyry Sulfide
Cumulative Alkalinity Results - Porphyry Sulfide
Cumulative Total Iron Results - Porphyry Sulfide
Cumulative Calcium Results - Porphyry Sulfide
WEEKS

Figure 11.7 Kinetic Test Data (Humidity Cells) for Porphyry Sulfide Samples
Taken fromGlamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

Section 11	September 2003	11-15

Cerro San Pedro Project	Development Plan

Table 11.4

Classification of Porphyry Rock Types Based on Kinetic Test Data

		ACIDITY AVG. WKS. 8-
Porphyry	ACIDITY	14
Type	LEVEL	(MG/L AS CACO3)	SAMPLES	NAGP (AGP-ANP)

Sulfide /	High	232	PS-1, PM-8	>80 t CaCO3/kt
Mixed	Moderate	94.5	PS- 2 and 3, PM-7
Oxide	Low	6.7	PO-4, 5, and 6	< 22 t CaCO3/kt

Because porphyry oxide typically has little available neutralization potential, any sample with pyritic sulfur over 0.15 percent (AGP > 4.7) should probably be considered potentially acid generating (PAG) material. From this analysis, MSX will conservatively categorize porphyry oxide material as PAG, as well as porphyry mixed and sulfide, with respect to selective handling in the waste rock dump, particularly from the perspective of thereby eliminating potential for misclassification between the various porphyry rock types by field personnel. Leach chemistries, however, will be considered in modeling the overall chemistries of any water potentially developed in the pit or in the waste rock dump based on the relative proportions and distinct leaching characteristics of each porphyry rock type and the various limestone rock types.

The approved MIA for the project requires subsequent monitoring of geochemistry during mining operation and mitigation of expected acid rock drainage (see Section 12, Reclamation and Closure, for planned activities).

11.1.5 Biological

Vegetation

There are a total of eight vegetation types in the Cerro San Pedro area: three within the project area and five within the area of influence. All these vegetation classifications are related to plant communities that are established in hilly terrain in soil derived from limestone rock and are distributed throughout the project. Figure 11.8 shows the distribution of the different vegetation types or communities of the area in and around the project site.

The three different vegetation types within the project area are shown in Figure 11.8 and are described as follows:

Section 11.0	September 2003	11-16

2,461,000
2,460,000
2,459,000
2,458,000
2,457,000
2,456,000
2,455,000
2,454,000
310,000
311,000
312,000
313,000
314,000
315,000
316,000
317,000
318,000
Pn-Mi-Iz
CR-Iz
WEST WASTE DUMP
EAST WASTE DUMP
OPEN PIT
No-Mi-CR
Run of Mine Haul Road
CR-Iz
CERRO de SAN PEDRO
Existing Road Truck Shop
Explosives Magazine
Lime Bin
No-Mi-CR
Me-CR-No
LEACH PAD
Office and Truck Shop
Leach Ponds and Process Plant
La Zapatilla (Relocated)

TYPE OF VEGETATION IN THE PROJECT AREA

CR-Iz	Thorny Crassu-rauliphoplio with palm (izotes)
Me-CR-No	Thorny Crassu-rosuliphoiio thicket with cactus
No-Mi-CR	Cactus Thornless Thicket-Thorny crassu rosuliphoiio
Pn-Ms-CR	Natural Pastureland-Sub Thornless Thicket_Thorny crassu rasuliphoiio

Project area
Influence Area

N

Figure 11-8.

Vegetation Types in the Project Area

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

0 1000
Scale In Meters

Cerro San Pedro Project	Development Plan

Thorny Crassu-rosulipholio with palm (izotes)/(CR-Iz) – covers the north half of the project area and is characterized by the presence of three species of grouped leaves forming roseheads with long and thick leaves ending with thorns. These three species of subarbustive rosulipholies include:

▪	(Agave striata).

▪	lechuguilla (Agave lechuguilla).

▪	guapilla (Hechtia glomerata).

This vegetation type is also associated with candelilla (Euphorbia antisyphilitica) in areas of high vegetation density. Izote or palm (Yucca carnerosana) is also widely dispersed in this vegetative type. Other species found in less abundance are the following large and small cactuses:

▪	peach cactus (Opuntia leucotricha).

▪	cardon cactus (Opuntia streptacantha).

▪	blinder cactus (Opuntia microdasys).

▪	creeping cactus (Opuntia stenopetala).

▪	Echinocereus.

▪	Coryphantha.

▪	biznagas (Echinocactus platyacanthus, Echinocactus visnaga, and ferocactus).

Thorny crassu-rosulipholio thicket with cactus/(Me-Cr-No) – covers the south and west half of the project area and is characterized by a significant presence of garabatillo (Mimosa leucaenoides) and very thorny cactuses such as clavellina cactus (Opuntia tunicata) and other large cactuses as follows:

▪	cardon cactus (Opuntia streptacantha)

▪	peach cactus (Opuntia leucotricha)

▪	tapona cactus (Opuntia robusta)

▪	and subarbustive rosulipholies (Agave striata, Agave lechuguilla, and Hechtia glomerata)

Cactus-Thornless (or Inert?) Thicket – Thorny crassu-rosulipholia/(No-Mi-Cr) – has a much smaller distribution in the south and west project area than the preceding two vegetation types and covers portions of the west side near the area of influence. It is very similar to Thorny crassu-rosulipholio thicket except that cactus species are dominant. These cactus species include:

▪	cardon cactus (Opuntia streptacantha)

▪	tapona cactus (Opuntia robusta)

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▪	peach cactus (Opuntia leucotricha)

▪	garambullo (Myrtillocactus geometrizans)

Cactus clusters are associated with gobernadora plant (larrea tridentata) and sangregrado (Jatropha dioica) forming a thornless thicket such as that present in flatland areas such as La Zapatilla and El Huizache.

In addition to the three vegetation types noted above, the following vegetation types are also present in the area of influence and basically surround the types of vegetation described in the project area:

▪	Natural pastureland – Thornless Thicket with Izotes

▪	Natural pastureland – Sub Thornless Thicket – Thorny crassu rosulipholio

▪	Natural pastureland – Moderate hydric erosion

▪	Natural pastureland – Strong hydric erosion

▪	Permanent annual temporal agriculture

The Crassu-rosulipholious species are distributed at a very low density in areas where the soil has been eroded. The pastureland or gramineous species grow after the rainy season during the summer. Aristida, Bouteloua, and Andropogon are the most common species. In areas of low density vegetation, communities of Agave striata, Agave lechuguilla, and Hechtia are present, sometimes associated with species of Muhlenbergia repens. Most of the year these pastureland areas look cleared and dry. At Monte Caldera to the east of the project, there are some hills with clusters of oaks (Quercus) surrounded by cleared areas of pastureland.

At least 100 species of plants belonging to 30 different families were identified in the project area. Of these 100 species, 27 belong to the cactus family. Of all the 100 vegetative species, only 3 species within the cactus family are endangered, threatened, or have special protection status. Table 11.5 provides details of the distribution of these endangered species.

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Table 11.5

Endangered/Rare, Threatened or Protected Plant Species in the Project Area

	Baseline Population Distribution by Proposed Operations Area

		Leach	Waste	ROM	Bldgs.,
	Mine	pad/	rock	Haul	shops,	La Nueva
Cactus Species	pit	process	dumps	road	warehouses	Zapatilla	Total

Endangered/threatened:
Mammilaria candida	348	0	1,007	0	177	68	1,600
Rare/threatened:
Mammillaria crucigera	0	11,518	0	889	0	0	12,407
Special protection status:
Echinocactus platyacanthus	221	0	816	0	113	31	1,181
Total Number of Plants	569	11,518	1,823	889	290	99	15,188

In June 2000, MSX submitted a report to SEMARNAP explaining that, after a detailed analysis of the plant species found on the project site, the plants that were believed to be Mammilaria Crucigera are in reality Mammilaria chinocephala. The Mammilaria chinocephala species is not endangered, threatened, or has special protection status and does not have to be transplanted ahead of disturbance.

Newly hired employees and contractors will be educated on the identification of these species. When they are observed in the field and there is a threat that they will be impacted by proposed disturbance, they will be relocated to a protected area (botanical garden).

Wildlife

The dominant vegetation types in the project area and area of influence are not conducive to development of large wildlife species. Only small mammals are present, but even these are scarce. The habitat, with scarce production of food for wildlife, is more conducive to bird species typical of desert areas.

Birds typical of desert areas are widespread in the area and are present as follows by order of abundance:

▪	Passeriformes

▪	Columbiformes

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▪	Falconiformes

In addition, the State of SLP is in an important waterfowl migration route, particularly for ducks coming from the U.S. and Canada for the winter. A total of 19 bird species were identified in the sampling within the two primary vegetation types of the project area. These habitats provide excellent bird nesting and refuge areas, particularly within the larger cactus of the cactus clusters. From this on-site sampling, the following five bird species comprise a total relative density in population of 63 percent compared to 37 percent of all remaining bird species:

▪	Thrasher (Toxostoma curvirrostre) – 19%

▪	Canyon wren (Catherpes mexicanus) – 12%

▪	A swallow species (Hirundo petrochelidon fulva) – 11%

▪	White wing dove (Zanaida asiatica) – 11%

▪	Cactus wren (Campylorhynchus bruneicapillus) – 10%

Only three types of small mammals and reptiles were observed in the field as follows:

▪	Rabbits (Lepus californicus)

▪	Ground squirrels (Spermophilus mexicanus)

▪	Rattlesnakes (Crotalus scotulatos)

The following were detected through capture in aluminum traps and subsequent release:

▪	Kangaroo rats (Dipodomys ordii)

▪	Wild rats (Neotoma microphus)

▪	Ground squirrel noted above

Although not observed, the habitat created by the main vegetation types also would be conducive for refuge for coyote (Canis latrans) and fox (Urocyon cinereoargenteus). The subarbustive stratus forming the community of Agave striata, Hechtia glomerata, and Euphorbia antisiphilitica would also provide an ideal nesting place for logomorphs and rodents (Lepus californicus, Sylvilagus audubonii, and Spermophilus mexicanus).

Only one animal species was observed in the field that had a status of endangered, rare, threatened or protected species (rattlesnake). However, reports indicate that four other species of birds and reptiles may exist in the area. The following are those that are listed in the literature:

▪	Sparrow hawk (Buteo jamaicencis) – special protection

▪	Desert turtle (Gopherus-xerobates-berlianderi) – endangered

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▪	Whipping snake (Masticophis flagellum) – endangered

▪	Viper snake (Pituophis deppei) – endangered/threatened

▪	Rattlesnake (Crotalus scotulatos) – special protection

Newly hired employees and contractors will be educated on the identification of these species. When they are observed in the field and there is a threat that they will be impacted by proposed disturbance, they will be allowed to leave the area or relocated by a responsible official to a protected area away from human contact.

11.1.6 Anthropology/Historical Monuments

There are two historical monuments in the village of Cerro de San Pedro that date back to the 17th century, the San Pedro Apostol church and the San Nicolas Tolentino church. The Instituto Nacional Antropologia e Historia (INAH – National Institute of Anthropology and History) established a protection zone along the limits of the village adjacent to the proposed open pit in order to ensure that these and other historical buildings are preserved. In addition, a detailed document has been prepared by MSX and submitted to INAH identifying the actual condition of buildings located in the village of Cerro de San Pedro nearest to the pit and the ruins in the Porvenir Valley. INAH will utilize this document to set the amount of the bond to cover damages caused to buildings in the town of Cerro de San Pedro closest to the pit as a result of MSX operations. This document also details the ruins in the Porvenir Valley, some of which will be covered with rock fill as part of the construction of the run-of-mine haul road from the pit to the leach pad.

Of the two churches, the San Pedro Apostol church is closest to the proposed pit and has suffered structural damage due to uneven settling of its foundation and poor maintenance over the years. In 1999, the Secretaria de Desarollo Urbano, Communicaciones y Obras Publicas (SEDUCOP – Department of Public Works for the State of SLP) completed a series of studies and tests to determine means to stabilize the church from subsidence activity from historic underground workings. The SEDUCOP has assumed a supervisory role in conducting these studies and tests and MSX has committed to provide the technical and economic support to stabilize the church prior to initiating operations. MSX has contracted expertise in structural engineering and geophysical analysis to develop a comprehensive stabilization program and will submit the plan for SEDUCOP’s and the Catholic Church’s approval during the spring and summer of 2003. MSX has also committed to INAH to restore both churches in Cerro de San Pedro during the operating phase of the project. A foundation has been established and will be funded by MSX to protect, preserve, and restore the two churches and other historic buildings in the town of Cerro de San Pedro. A photograph of the San Pedro Apostol Church is presented as Figure 11.9.

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The chapel in the village of La Zapatilla will be demolished to make room for the construction of the leach pad. A new church has been constructed in the new La Zapatilla village to replace the old one.

Figure 11.9 Photo of the San Pedro Apostol Church

Figure 11. 9. Photograph of the San Pedro Aposto Church and Village. Taken from Glamis Feasibility Study, Cerro San Pedro Project. Nov. 2000. Refer to source document.

Washington Group International

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11.2 Environmental Regulations

The primary environmental law that governs the development of mining projects in Mexico is the General Law of Ecological Equilibrium and Environmental Protection (LGEEPA). LGEEPA took effect March 1, 1988 and was modified in December 1996. LGEEPA generally established the following:

▪	The obligatory compliance with regulations, the principles of ecological policies, and the basis for an Environmental Impact Analysis.

▪	The need to preserve natural and ecological resources and regulations concerning their use.

▪	The regulations to promote a sensible use of natural resources and their protection. Specific mention of water, atmosphere, and soil is made. In Title No. 3, LGEEPA makes specific mention of exploration and mining activities.

▪	The process for including the general public as active participants in the protection of the environment.

▪	The procedures of control and assurance, including sanctions for those who do not comply with the law.

11.2.1 Principal Laws and Regulations

General Law of Ecological Equilibrium and Environmental Protection (LGEEPA)

LGEEPA includes general provisions for environmental impact evaluations that serve as the basis for the permitting process as noted above and with specific provisions for protected natural resources, the rational use of natural resources, and for environmental protection with specific provisions as listed below:

Protected Natural Resources

The law requires the protection of terrestrial and aquatic flora and fauna through preservation of natural habitats and protection and development of species that are endemic, threatened, or in danger of extinction.

Rational Use of Natural Resources

The law requires the rational use of water and aquatic ecosystems, and soil and its resources. Additionally, specific requirements are established to prevent and control harmful effects from the exploration for and exploitation of non-renewable natural resources on the equilibrium and integrity of ecosystems.

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Environmental Protection

The law includes specific provisions for environmental protection on the following subjects:

▪	Prevention and control of air pollution

▪	Prevention and control of water pollution and pollution of aquatic ecosystems

▪	Prevention and control of soil pollution

▪	Activities considered hazardous

▪	Hazardous materials and residues

▪	Nuclear energy

▪	Noise, vibrations, thermal energy and lighting, odors, and visual pollution

Protection of Historic and Archaeological Sites

The Protection and Conservation of Archaeological and Historical Monuments, Characteristic Towns, and Natural Beauty Places Law provides for protection and preservation of national historic and archaeological sites. INAH has jurisdiction.

National Waters Law

The National Waters Law provides legal authority for protecting the public’s interest through the protection, improvement, and conservation of basins, aquifers, channels, beds, and any other body of water classified as national waters, as well as infiltration of water for aquifer recharge and diversion of waters from one hydrological basin or region to another. The law requires that non-domestic water users obtain permission to use national waters through grants or assignments. Among the obligations for water users is the requirement to comply with the general provisions and standards on water safety and ecological equilibrium and environmental protection (i.e., LGEEPA). Specific water quality standards have been established for receiving water bodies based on the usage classification of the body; however, many water bodies have not yet been classified.

11.2.2 Mining Law

The Mining Law describes the legal requirements for operation of a mining facility. Environmental requirements, and especially closure requirements, specified in the law and implementing regulations are relatively limited. For the most part, the Mining Law refers to other laws and regulations for environmental requirements. Specifically, the fourth chapter of the law (entitled On the Obligations Imposed by Mining Concessions and Allotments and the Beneficiation of Minerals), Article 27, states the following:

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“Holders of exploration and exploitation concessions, regardless of their date of issuance, are obligated to: [Paragraph IV] Subject to the general provisions and to the specific technical rules applicable to the mineral-metallurgical industry in the area of safety of mines and ecological balance and environmental protection . . . .”

No other specific requirements are stated. The above requirement is assumed to refer to the Ecological Equilibrium and Environmental Protection General Law, described above, which provides for ecological balance and environmental protection. Available information indicates that mining industry-specific technical rules have not yet been established.

11.2.3 Environmental Regulatory Agencies

Environmental protection measures in Mexico are primarily organized under a Ministry called the Secretaria de Medio Ambiente Recursos Naturales or Secretariat of the Environment, Natural Resources, (SEMARNAT). The responsibilities for environmental management are administered by the following organizations:

▪	Instituto Nacional de Ecologia or National Institute of Ecology (INE) which establishes general regulations.

▪	Procuraduria federal de Proteccion al Ambiente or Environmental Attorney General (PROFEPA) who is responsible for compliance with and enforcement of existing regulations.

▪	Natural Resources sector of SEMARNAT, which is responsible for land rezoning.

▪	Comision Nacional del Agua or National Water Commission (CAN), which administers the control, permitting, and registration of water resources.

Other Ministries and Agencies with restricted areas of concern include:

▪	Secretaria de Agricultura y Recursos Hidraulicos (SARH).

▪	Instituto Nacional Antropologia e Historia (INAH, historic/archaeological sites).

- Sitios y Monumentos

▪	Secretaria de la Defensa Nacional (SEDENA, explosives).

▪	Secretaria del Trabajo y Prevision Social (STPS, safety).

▪	Secretaria de Salud (SSA, health).

▪	Secretaria de Comunicaciones y Transportes (SCT, roads, communications).

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▪	Secretaria de Comercio y Fomento Industrial (SECOFI, mining concessions).

▪	Secretaria de Desarollo Urbano, Communicaciones y Obras Publicas (SEDUCOP) in SLP.

▪	Secretaria de Contraloria y Desarollos Administravos.

- Consejo e de Avaluos de Bienes Nacionales (CABIN).

These agencies play roles in establishing and approving the environmental regulations and conditions for permits and governing operation of the Cerro San Pedro project.

11.3 Permitting

The permitting process is initiated with the submission of a Manifestacion de Impacto Ambiental (MIA) to the SEMARNAT State Office. This office issues a recommendation and sends the original documents to INE in Mexico City. The final permit approval is issued upon completion of the following steps:

▪	Technical evaluation of the natural resources by INE

▪	Technical evaluation of the risk analysis by INE

▪	Technical recommendation of the State SEMARNAT office

INE and SEMARNAT submit a report requesting any additional information, issuing specific conditions of approved permits, and providing recommendations for approval or reasons for a negative response. A recent amendment also provides for public participation in review of the MIA and allows for public meetings in which any interested party may propose the application of preventive and mitigation measures. The federal agency is required to make a determination within a maximum of 120 days.

From the original INE and SEMARNAT reports and the determinations from the public process, the final resolution is made. Recent regulation stipulates that authorities should issue a resolution not more than six months from the date of submittal. Past processing time from date of submittal has taken from six to eight months. With public participation, this time frame may be extended.

Provisions in the regulations allow the MIA to be prepared at three increasing levels of detail, similar to an environmental impact statement. All works or activities meeting the MIA criteria must prepare and submit, at a minimum, the general form MIA. According to Article 9 of the implementing regulation, intermediate or specific form MIAs must be prepared at the request of the jurisdictional agency where the characteristics of the activity, its impact on the environment, or site conditions require different and more specific information to be submitted.

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Other permits are required to demonstrate that physical, biological, and socioeconomic environments will be protected for the benefit of Mexico’s population and future generations. Some of the most important permits required for development and operation of the Cerro San Pedro project include:

▪	Change in land use for mining purposes granted by SEMARNAT based on technical justification for land rezoning report.

▪	Land use license granted by SEDUCOP (State Public Works Department) after the approval of the MIA by SEMARNAP.

▪	Construction permit granted by the Municipality of Cerro de San Pedro after the approval of the State Land Use License.

▪	Explosives Use and Storage Permit granted by SEDENA (Defense Ministry).

▪	Transfer of Water Rights and Water Well Authorization granted by CNA (National Water Commission).

▪	Residual Water Discharge Permit granted by CNA.

11.3.1 Permitting Status for Cerro San Pedro

All of the necessary permits to begin construction have been approved by the corresponding federal, state, and municipal authorities. Table 11.6 provides an overview of the time the permitting process has required.

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Table 11.6

Status of Permitting and Operations Related Permits, Plans and Licenses

Permit/license/plan	Date	Date
(by lead agency)	submitted	approved	Due date/status

SEMARNAT:
MIA Risk Analysis Change in Land Use Environmental Assessments Power line right-of-way	11/01/97 11/01/97 11/01/97 12/03/98	02/26/99 02/26/99 09/09/00 08/07/00
SEDUCOP:
Land Use License	03/15/99	05/05/00	MSX signed an agreement with the State of SLP to submit to an annual environmental audit at MSX’s expense and take part in a citizens committee to ensure compliance of all environmental commitments
Cerro SAN PEDRO MUNICIPALITY:
Construction Permits:
CPS Houses	09/25/98
Water upgrade	07/17/98	10/16/98
Project Facilities: La Nueva Zapatilla Bypass road Crusher/conveyor system Leach pad Process/office building	05/15/00	07/04/00	Construction permit is good for one year. It expires June 30, 2001. Permit is based on the original crushing and conveying option and will have to be modified to reflect the run-of-mine alternative
Truck shop
ROM, haul road, and revised process facilities	04/26/99	09/03/01	Formal approval of changes. Approval references applicable conditions in the original MIA must be complied with
SEDENA:
Powder Magazine and Use of Explosives	09/04/00		Initiated process with municipal and state before applying to SEDENA
CNA(CONAGUA):

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Table 11.6

Status of Permitting and Operations Related Permits, Plans and Licenses

Permit/license/plan	Date	Date
(by lead agency)	submitted	approved	Due date/status

Water Rights Transfers
608k m3 transferred	01/15/98	08/15/98	Transferred to La Zapatilla well
La Melada 360k m3	08/20/98	03/07/00	Transferred to La Zapatilla well
Water Drilling
Exploration water well permit	09/15/98	10/27/98	Exploration well completed 12/98
Production well completion	01/21/99	03/01/.99	Well completed 7/99 (60 l/s)
Septic Tank Construction:
CSP Housing	07/98	11/16/98
La Nueva Zapatilla Housing			Contractor to submit
Project Construction			Will be submitted upon final design
SECODAM (CABIN):
La Zapatilla Chapel Demolition	01/21/98	09/15/99	New chapel to be constructed as part of new La Zapatilla village before present chapel is demolished
CSP Church Stabilization	09/22/98	11/18/98	SEDUCOP began work May 1999
CSP Church Restoration			During operations
INAH/SITIOS Y MONUMENTOS:
CSP Housing Architecture	08/14/98	09/02/98	Model & relocation housing
CSP Church Stabilization	Ok	ok	No jurisdiction, but supports plan
CSP Church Restoration			During operations
La Zapatilla Chapel Demolition	Ok	ok	No jurisdiction, but supports plan

11.4 Environmental Impact Evaluation and Conditions for Permit Approval

As part of the permitting process, the MIA was prepared and completed in May 1997 and officially submitted to SEMARNAT in October 1997. Based on further discussions between SEMARNAT and MSX of technical components of the project, incorporation of opinions from technical experts included in a report prepared by the UASLP, and comments by the public, INE issued its MIA approval resolution on February 26, 1999.

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11.4.1 Project Parameters in the MIA

The MIA was based on development of the Cerro San Pedro project over a 373.39 hectare (ha) area. The results of this development plan call for a somewhat smaller pit and waste dump and a modified leach pad and solution pond configuration than that proposed under the MIA. These modifications to the MIA were reviewed and approved by SEMARNAT in September, 2001. Table 11.7 compares impacted areas as noted in the MIA with modifications based on this development plan.

Table 11.7

Comparison Of Impacted Areas In MIA, Modified MIA, And Development Plan

			Development
	MIA	Modified MIA	Plan

Description	Has	Has	Has

Open Pit Mine Area	67.58	63.0	63.1
Waste Rock Dumps	178.00		103.3
Leach Pads	98.44	88.45	88.3
Solution Ponds	1.00		40.4
Recovery Plant	3.50	0.18	1.7
Buildings	0.18		2.4
Access Roads, Diversion Ditches, Parking	10.58	29.39	5.0
Haul Road			11.4
Crushing Station, Conveyor Belt	4.28
Magazines	0.68		0.68
Nueva La Zapatilla	9.15	9.15	9.15
Total	373.39		325.43

11.4.2 Impact Evaluation and Mitigation Measure/Conditions for Approval

The MIA identifies potential impacts from project activities and the measures to be taken to:

▪	Mitigate environmental and socioeconomic impacts during construction and operation.

▪	Minimize long range impacts and closure liabilities.

▪	Maximize the potential for a healthy, sustainable community.

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These form the basis for the conditions for approval of the MIA in the MIA Resolution. Table 11.8 summarizes this information as presented in the MIA Resolution and the response by MSX. Socioeconomic considerations are also included, with baseline conditions and specific mitigation measures discussed later in Section 11.5.

Table 11.8

Potential Environmental and Socioeconomic Impacts and Mitigation Measures

Environmental –
Socioeconomic
Component	Potential Impacts		Mitigation Measures

Air	1.	Fugitive dust from mining and crushing	1.	Air monitoring, characterization of dust/dispersion patterns, and implementation of most effective controls/dust suppression
	2.	Gas emissions from labs, processing	2.	Monitoring, evaluation and controls
	3.	Exposure to workers	3.	Personal protective equipment used
Groundwater Local Area	1.	Use of significant water supply from the regional potable aquifer.	1a.	Study to demonstrate technical and economic feasibility of treated water/water from shaft for process water to minimize water use
			1b.	Evaluation of use of different methods for application of cyanide on heap
			1c.	Evaluation of possible treatment options to eliminate cyanide from pond prior to closure that minimize water use
	2.	Potential impacts to water quality in aquifers.	2.	Study by UASLP demonstrated no hydrologic connection between aquifer at project and regional potable aquifer/no potential for impact
Vegetation	1.	Habitat disturbance and loss of plant communities, including 2 known protected species	1a. 1b.	Recover soil and plant medium Conduct a comprehensive inventory of plants (and animals)
			1c.	Develop a Protection Plan and Revegetation Program that rescues and relocates all protected species with preservation in a permanent botanical garden and temporary nursery, with revegetation at closure.

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Table 11.8 (continued)

Environmental –
Socioeconomic
Component	Potential Impacts		Mitigation Measures

Wildlife	1.	Loss of habitat	1a.	Rescue and relocate any protected species
			1b.	Provide alternative sources of fresh water for wildlife – tanks, etc.
	2.	Possible harm from toxic waters in solution ponds and from man	2a.	Provide protection/prevention of wildlife from exposure (fence and prevent birds access to solution reservoir)
			2b.	Worker awareness program/enforcement to protect wildlife from exploitation
Land Use	1.	General land use changes; loss of potential use in area.	1.	Reclamation (rehabilitation) to allow beneficial future use
Archaeology – Historical Sites	1.	Loss or impact to monuments and other historical/archaeological sites.	1.	Provide protection of historical sites (stabilization of Cerro San Pedro church, relocation of La Zapatilla church, etc) overseen by Social Program managed through a foundation established by MSX.
Humans	1.	Accidents or hazards could impact workers and/or community health.	1.	Develop accident prevention program that is protective of the local community.
	2.	Health risk from ARD, NaCN, other toxic contamination of air, soils, and water.	2.	Same preventive/protective measures noted above.
Demography/ Communities	1.	Effect on villages of Cerro de San Pedro and La Zapatilla and its individual residences in vicinity of operation.	1.	Relocation of inhabitants, with their permission, to new homes and improved services in a new village or a safe distance from operations and/or compensation to move elsewhere.
	2.	Loss of sense of community.	2.	Social Program to mitigate affects.
Economic Activity	1.	Local inhabitants may not share in the economic benefits of project.	1.	Commitment to hiring local inhabitants when possible. As many as 350 new jobs will be created
	2.	Closure may generate unemployment and decrease commercial opportunities.	2a.	Generation of taxes and mineral revenues from mineral extraction to government to be used to benefit local and regional community/encourage planning for future
			2b.	MSX to assist in developing urbanization program to train local population and promote other economic areas

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11.5 Environmental Management

An overall environmental/health and safety management program will be implemented during construction and operations at Cerro San Pedro to minimize or mitigate any environmental, health and safety, and socioeconomic impacts. This program will be based on the terms and conditions set forth in the MIA Resolution and on standard practices followed in other operations in North America.

11.5.1 Vegetation and Wildlife Management

Impacts to vegetation and wildlife habitats will be due to the physical presence of the various structures (pit, waste rock dumps, heap leach pad, and ancillary facilities) and increased human activity and access to developed areas. To ensure the protection of flora and fauna in the project area, particularly the two protected species of cactus, MSX will rescue and protect these species prior to operations. Protected cactus species and possibly additional floral species that would be useful for subsequent reclamation will be rescued and protected. At the end of operations, species will be reestablished at properly prepared sites (see reforestation plan in Section 12, Reclamation and Closure). During operations the following management policies will be implemented:

▪	All employees and contractors will be prohibited from harvesting any vegetation and hunting any wildlife.

▪	The environmental department, in conjunction with construction, will establish and maintain alternative sources of fresh water that can be used by local wildlife.

▪	Wildlife species (birds) will be protected from any hazardous ponds by installing and maintaining floating balls or nets to prevent access to solution ponds and by erecting fences for a barrier to access by other wildlife.

11.5.2 Materials Management

As is typical of any mine, the Cerro San Pedro project will consume significant quantities of chemicals during the construction and operation phases. These chemicals include fuel for power generation and mobile equipment, various reagents for heap leaching and processing, and explosives for blasting.

Fuel storage design will provide for tanks with a retention dike 1.5 m high capable of containing 110 percent of the volume of the largest tank.

The transportation, handling, storage, and use of chemical reagents must be managed carefully. Workers will be thoroughly trained in safe procedures for handling these reagents. Personal protective equipment (PPE) will be used where appropriate and work areas will be properly ventilated.

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Incompatible chemicals will not be stored next to one another ( e.g., sodium cyanide and acids). Spill contingency planning will be in place for transport and on-site handling of these chemicals.

Proper handling of explosives is crucial to ensure employee and public safety. The explosives magazine will be constructed in strict compliance with the requirements of the Secretary of Defense who oversees the storage and use of explosives in Mexico. Personnel in charge of explosives transport will have specialized training and be knowledgeable of all precautions for the handling of explosive substances.

An Accident Prevention Plan and Spill Prevention Plan will be developed with training for all employees. A Spill Contingency Plan (SCP) will be designed to deal with fuel spills, chemical and reagent spills, and pipeline ruptures. The purpose of the SCP is to provide an immediate response to the spillage of hazardous substances. The objective of this plan is to minimize the impact of the spill on the environment. All operations personnel will be trained in basic spill response and provided with procedures for contacting the on-site coordinator. To reduce the risk of a spill during transport of fuel or chemicals, MSX will ensure that all potentially hazardous materials will be transported by qualified contractors. MSX will also require a Transport Emergency Plan from the contractor as part of the contract.

11.5.3 Waste Management

The waste management plan deals with the following operational aspects of the project: acid rock drainage management, waste rock management, leached ore and cyanide solution management, hazardous waste management, and non-hazardous waste management.

Mine Waste/Acid Rock Drainage

A detailed plan to encapsulate sulfidic and/or PAG rock within neutralizing limestone waste rock and to isolate sulfidic rock exposures in the pit will be developed during operations. Waste rock will be managed so that any potential for acid rock drainage to develop is prevented. Based on the mine schedule, the dump material will be composed of a limestone (neutralizing/acid consuming) to porphyry (acid generating) waste rock ratio of 14:1. Of the relatively minor amount of PAG material in the dump, nearly 60 percent is porphyry oxide, which will contribute very little to acidity. It is expected that proper blending/encapsulating of PAG materials within limestone and placement of strategic limestone rock buffers within the waste rock dump will create a system with an overall potential leachate that is alkaline. Alkalinity of the overall system will mean that no acid rock drainage will occur which will inhibit most metals of concern from going into solution. See Section 12, Closure, for more details. Another positive factor is that the dump is sited on natural limestone bedrock. Measures will be taken to control excess erosion and sedimentation from the dump surface and to divert run-on of surface water. An analysis of

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the water balance following closure of the dump using the HELP and SoilCover computer models indicates that there will be little or no leachate exiting from the bottom of the waste dump.

Because groundwater is significantly below the bottom of the proposed pit, the only contribution to water in the pit will be from precipitation falling directly into the pit and surface run-off into the pit from upgradient areas during storm events. Diversion of surface run-off from entering the pit will be accomplished through construction of diversion ditches during operations and these will remain post-mining around the upgradient perimeter of the pit. In-pit diversions may also be constructed to intercept water before it accumulates in the pit bottom. With just the perimeter diversion, it is currently estimated that a shallow lake (approximately 5 m deep or less) may form locally at the bottom of the pit following a very large storm event. An estimated 50 percent of the entire pit surface exposures are PAG material (primarily in the pit floor), with the remaining 50 percent limestone (primarily in the pit walls). The degree of sulfide oxidation and acid generation within the pit is expected to be minimal due to the arid climate and the fact that 60 percent of the PAG material is only very slightly acid generating. Backfilling of limestone in the pit floor may be considered to provide neutralizing effects to water that may be acidic.

Studies will be conducted during operations to determine if spent ore on the leach pad will have the potential to generate acid leachate upon closure. The control of heap solutions and leachate is discussed under water management.

Hazardous Waste

Hazardous waste includes solid wastes such as lead-acid batteries and oil filters, and liquid wastes such as waste oil, engine coolant, spent laboratory chemicals, and solvents. Wastes generated from the use of hazardous substances will be collected and properly disposed. Disposal methods include return to the supplier or manufacturer, backhauling by a licensed contractor to an off-site hazardous waste recycling or disposal facility if available, or reuse of the spent material. Where applicable, the hazardous substance supplier will be responsible for the disposal of empty plastic or metal containers.

Non-Hazardous (Solid) Waste)

Non-hazardous waste consists of materials such as domestic garbage, sewage, construction debris, and plastics. Special care will be taken to minimize waste generation and to manage the disposal of any waste materials produced. On and off-site recycling will reduce the volume of non-hazardous solid waste at the project site. Remaining non-hazardous wastes will be buried in designated permitted disposal sites.

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Some industrial solid wastes, such as empty plastic drums, scrap steel, surplus construction materials, used rubber products (tires, conveyor belting), and unsalvageable used equipment, will be made available for resale or returned to the supplier where this option is available.

Raw sewage will be discharged into a septic tank and drain field. The oil separated from wastewater will be handled as hazardous waste.

11.5.4 Water Management

The potential impacts to water at the site will be managed during operations and post-closure in several manners. Water will be conserved, particularly with regard to the closure strategy of detoxifying/depleting heap solutions by recirculation/evaporation of solutions versus rinsing with fresh water. Collection of natural run-off into operational facilities (the pit, dump, and leach pad) will be limited by run-on diversion structures, thereby decreasing the potential to generate leachate and/or acid rock drainage in the long term. During operations and post-closure, cyanide heap solutions and/or any potential residual leachate will be isolated from the underlying bedrock by a geo-synthetic liner system. Any precipitation that is contributed directly onto the heap leach pad during operations will become part of the solution management system and will be contained through a collection and pumping system. Water quality monitoring for all these components is covered under Monitoring, Section 11.5.6. Road construction activities will be managed to ensure that the normal cycle of discharge in watercourses is not impeded.

11.5.5 Air Quality and Noise Management

The air quality and noise management plans will ensure that ambient and workplace air and noise levels are adequate to protect the health of the workers and at the same time will not reduce the efficiency of ore extraction and processing for the Cerro San Pedro project.

The air quality management plan will include measures to minimize air emissions from major sources. Fugitive dust is of most concern regarding air quality and will be mitigated by application of water to facilitate dust suppression on haul roads and the use of bag house(s) at the lime bin to control dust during addition of lime to the ore. Scrubbers will be installed at several locations in the Merrill-Crowe recovery plant to control the release of airborne metals and ash.

Exposure to noise with continuous sound intensity greater than 85 dBA, or a single exposure to sound exceeding 140 dBA, is detrimental to the hearing function. Sound levels will be monitored in critical areas and employees will be provided with and required to wear hearing protection in areas where noise

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exceeds a safe level. Noise generated by mining equipment and blasting will be minimized through appropriate mine planning and scheduling. Monitoring of all blasts will be performed at selected historic structures in Cerro de San Pedro to ensure that vibration and air blast levels stay within the allowable standards.

11.5.6 Environmental Monitoring Plan

The monitoring plan is an integral component of the environmental management program to be implemented as part of the Cerro San Pedro project. This plan describes monitoring activities that will be carried out to evaluate the status of each environmental component. The main objectives of this plan are: to identify changes which could take place in the environment as a result of project development; to evaluate the effectiveness of preventive and control measures implemented as mitigation strategies; and to ensure compliance with applicable environmental regulations. Monitoring activities will be performed according to internationally accepted standard procedures and requirements by SEMARNAT.

The plan is designed to monitor all of the environmental components identified and described in the environmental baseline study, including: physical components such as air, groundwater, and soils; biological components such as fauna and flora; and cultural resources. Monitoring activities will be established for the following project features: open pit, heap leach facility/process area, precious metals recovery plant, haulage roads, waste rock dumps, and other ancillary facilities including hazardous and solid waste storage areas. Meteorological monitoring will be conducted on a continuous basis.

11.5.7 Environmental and Permitting Risk

Since the project is already permitted, there is limited/minimal environmental and permitting risk associated with the proposed (and approved) project.

There is a small chance that environmental conditions/baseline information was overlooked or missed during baseline data gathering. However, the potential of this happening and the impact of it are minimal. Corrected information/observations would simply be provided to the agencies. If supplemental mitigation is warranted, it can be implemented into the overall environmental program.

There is also a chance that new environmental regulations and permitting requirements will be proposed and implemented. However, this would have an impact on amendments or changes to the project and would not have an adverse impact on what is being reviewed in this study. New regulations and permit requirements would have to be evaluated against new proposed activities.

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12 RECLAMATION AND CLOSURE

12.1 Introduction

A successful mine closure strategy involves selection of technical approaches that are compatible with the site and with mine operations, and which can be implemented in a timely and cost effective manner. The primary closure objective is to leave the land in a safe and stable configuration suitable for the preferred post-mining use. In achieving this objective, geotechnical stability must be maintained, along with protection of surface and groundwater. The applicable environmental standards for closure of the heap leach operation at Cerro San Pedro are dependent upon the defined post-mining use of the land and water. The main water quality concern relates to the disposal of cyanide and the potential for generation of acid mine drainage containing elevated metals concentrations. From a geotechnical stability viewpoint, the primary concern relates to the slope stability of the leach pad, waste rock disposal facility, and pit walls.

The reclamation and closure plan presented here was summarized from a more comprehensive document prepared by Shepherd Miller and the closure strategy group, which consisted of Dr. Terry Mudder, Kevin Harvey, and Mark Logsdon. This comprehensive study is included in Appendix 12.1 for this section.

Approximately 371 hectares will be disturbed during construction and operation of the proposed Cerro San Pedro Project. This figure is considered to be a maximum disturbance area based on the project permitting contained in the MIA submittal. Current designs, operational configurations, and area of surface disturbance may vary substantially, especially for the heap leach pad, pit, and waste rock dumps as a function of actual mined tonnage. A breakdown of the maximum disturbed area by facility, based on what was approved in the MIA, was presented earlier as Table 11.7.

As part of its commitment to ensuring protection of the environment, MSX will also address spent ore and tailings dumps related to previous vat leaching operations that are located in the footprint of the mine and leach pad, and the historic ASARCO waste dumps located within and adjacent to San Pedro Creek.

12.2 Requirements and Practices

The Cerro San Pedro Project site is semi-arid and the land is not used extensively for agricultural purposes. Land use of the site and surroundings is classified by the National Institute of Geography and Information (INEGI) as forestry land. Actual land use of the area is mainly for limited livestock grazing (cattle and goats) and seasonal crops. In addition, at least four small metal extraction operations were

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located in the area until recently. The primary concern is to return the land to its native configuration to provide a habitat for important local species of animals and plants. There are no perennial streams and groundwater is limited and deep. In this particular situation, the risk of impacting useful water supplies is very low and contamination is unlikely. The potential is also low for production of large volumes of seepage from the spent leach pad or the waste rock facility, due to the low precipitation within the region.

The specific objectives of reclamation and closure of the Cerro San Pedro mining project are:

▪	Mitigation of environmental impacts resulting from mine operations.

▪	Compliance with applicable environmental laws and regulations.

▪	Geotechnical and geochemical stability of the post-mining landscape.

▪	A safe post-mining environment for nearby residents and visitors.

▪	A useful post-mining landscape capable of supporting native plant communities, wildlife habitat, watershed functions and limited livestock grazing.

12.3 Surface Reclamation and Revegetation Plan

The objectives and principles of the reclamation and revegetation program for the Cerro San Pedro mining project are:

▪	Salvaging suitable soil, where available, prior to mine facility construction and re-use during reclamation and revegetation.

▪	Recontouring the land disturbed by mining, where feasible, so that it is stable, adequately drained, and suitable for long-term land use.

▪	Minimizing the long-term visual impacts by creating landforms which are compatible with the surrounding landscape.

▪	Reinstating natural drainage patterns disrupted by mining, wherever feasible.

▪	Preventing erosion by wind and water both during and following mining.

▪	Preventing the oxidation of potentially acid generating materials.

▪	Revegetation of the closed leach pad, waste rock dump microsites, and ancillary mine facilities using protected cactus species rescued prior to mining and native trees and shrubs representing six of the most important species of the region (in accordance with the MIA).

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▪	Establishment of a sustainable post-mining plant community similar in composition and density to pre-mine conditions that supports post-mining land uses including wildlife habitat, watershed functions, and limited livestock grazing.

12.3.1 Soils and Soil Availability for Reclamation

Soils in the area of the proposed open pit and waste rock dump consist principally of lithosols, thin layers of clayey sand from 1 to 10 cm in thickness with little organic content, abundant rock fragments, and some caliche. Caliche is sand and clay particles cemented together by calcium carbonate precipitates as a result of evaporation.

Soils in the area of the proposed heap leach pad consist of calcic Xerisols and Castanozems. The Xerisols are very dry sandy silts and clay, from 1 to 20 cm in thickness, with little organic matter, and many small caliche fragments. Xerisols are found on upland sites with less than 5o slopes. Castanozems are a better developed, sandy soil with a distinct profile up to 75 cm deep, containing plant roots and abundant caliche fragments. Castanozems cover the flat areas of the valley immediately west of the proposed mine.

Soils found along the dry washes (arroyos) consist of Fluvisols or Luvisols. These soils consist of well graded clay, silts, sands and gravels transported and deposited by storm runoff.

It should be noted that, although soil depths are reported to range from 10 to 75 cm, the distribution of soils in most areas is extremely sparse. Most of the surface in the area of the proposed mine consists of bare rock with only small pockets of soil. Within the proposed leach pad area, it is planned that an average of 20 cm of the surficial soil will be salvaged during construction for use during reclamation (WESTEC, 1998), based on observations in numerous test pits and trenches.

Stockpiled soils will be placed in secure locations and protected from wind and water erosion. A cover seeding of these areas will be performed to assist with this effort. This will also assist with maintaining the biological/nutrient content of the soils, which in turn will assist with final revegetation/reclamation efforts.

12.3.2 Surface Reclamation and Revegetation Procedures

To achieve the objectives stated above and given the constraints of soils availability, a systematic reclamation and revegetation program has been developed for implementation during closure of the mine site. The sequence of reclamation and revegetation activities is as follows:

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12.3.2.1 Recontouring

Important considerations in mine reclamation are slope stability, erosion control, integrity of drainage basins, and visual impact. Recontouring of the spent ore within the leach pad and the surface of the waste rock dump during closure will address these considerations and prepare the site for revegetation. Recontouring will be used sparingly on the leach pad and the waste rock dump to acquire a more natural topography and, in the case of the waste rock dump, primarily to establish moisture collection basins. The moisture collection basins will be designed to facilitate micro-site development, aid revegetation performance, and reduce erosion.

12.3.2.2 Coversoil Application

The availability of natural soil for salvage and reclamation at the Cerro San Pedro mine site is limited. Where possible, soil will be removed prior to mine construction and stockpiled for later respreading during reclamation and revegetation. Very little soil will be available for salvage and reclamation of the waste rock dump. What soil is available will be applied over the moisture collection basins to enhance micro-site development. Research has shown that even a few centimeters of reapplied coversoil can improve plant establishment and long-term revegetation performance. Reapplied coversoil has several properties that make it vastly superior to bare mine spoil as a plant growth medium including better soil structure, infiltration rate, water holding capacity, and nutrient availability.

12.3.2.3 Soil Construction

Much of the natural landscape in the area of the Cerro San Pedro mine project is a mosaic of exposed bedrock and micro-sites consisting of shallow soil with plant growth. This is especially true in the areas of the proposed open pit and the waste rock dump. There is relatively little natural soil in these areas for pre-mine salvage and post-mining reclamation. What little soil is available should be used to recreate these micro-sites by placing salvaged soil into the moisture collection basins prepared during the recontouring phase. Additional plant growth medium can be constructed on a micro-site basis by directly amending the disturbed surfaces with organic materials (e.g., sewage sludge, animal manure or compost) and fertilizers. Soil construction in this manner can be carried out by local work forces using small earth-moving equipment and hand tools. This effort will greatly enhance revegetation success.

12.3.2.4 Planting

Local work forces will be employed to plant protected species rescued prior to mining and transplanted cactus, agave and mesquite species selected for general revegetation. Additional details regarding revegetation and plant densities, planting methods, transplant handling methods and revegetation scheduling issues, are contained in the Flora and Fauna Compliance Program, which was submitted to

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the regulatory authorities in accordance with conditions of the MIA Resolution. This document presents details and standard operating procedures regarding soil preparation, plant material preparation, planting, transplanting, fertilization, irrigation, and maintenance of revegetation areas.

12.3.3 Protected Species Revegetation

In accordance with Mexican Official Regulation NOM-059-ECOL-1994, which lists the species of flora considered endangered, rare and subject to special protection, three cactus species with special protection status have been identified within the project area:

▪	Mammillaria candida, classified as endangered and endemic (A*); a total of 1,600 specimens have been identified.

▪	Mammillaria crucigera, classified as rare and endemic (R*); a total of 12,407 specimens were initially identified. These have subsequently been reidentified as Mammilari chinocephala, which are not endangered or threatened and have no special protection status. If the crucigeria species is identified during species collection and or construction, it will receive appropriate protection and relocation status.

▪	Echinocactus platyacanthus, classified as special protection (Pr); a total of 1,181 specimens have been identified.

These two remaining cactus species are distributed within the proposed mining project as previously presented in Table 11.5 of Section 11.0.

Prior to construction of a specific mine area or facility, the protected cactus plants identified in Table 11.5 will be removed and replanted in adjacent undisturbed areas.

12.3.4 Non-Protected Species Revegetation

One hundred species of plants were identified during pre-mine ecological inventories of the Cerro San Pedro Project site. Based on these studies, the following 12 plant species have been selected for revegetation during mine closure:

▪	Euphorbia antisyphilitica (candelilla).

▪	Agave striata (espadin).

▪	Hechtia glomerata (guapilla).

▪	Prosopis leavigata (mesquite).

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▪	Agave lechuguilla (lechuguilla).

▪	Schinus molle (piru).

▪	Jatropa dioica (sangregado).

▪	Acacia parviflora (garabatillo rosa).

▪	Myrtillocactus geometrizans (garambullo).

▪	Opuntia leucotricha (nopal duraznillo).

▪	Larrea tridentata (gobernadora).

▪	Ambrosia confertiflora (estafiate).

These 12 species represent the most important plant species in the area of the mine in terms of relative numbers. As such, they have been selected for use in revegetation of the leach pad, waste rock dump micro-sites, and the footprints of ancillary mine facilities. Planting densities will be based on average densities for natural (pre-mine) plant communities that include these species.

Plant materials used for revegetation will be obtained from various sources. Cactus materials will be obtained from surrounding areas by collecting slips or branches from mother plants. The harvesting of cactus materials in this manner will not impact the mother plants. Agaves can be harvested in a similar manner by collecting plantlets from the mature plants. This method actually improves the health of the mature plant. Agreements with SEMARNAT will be necessary prior to the harvesting of cactus and agave materials in areas surrounding the mine site. It may be necessary to obtain mesquite plants from outside sources.

The cactus and mesquite species selected for revegetation will be planted by hand using local labor forces from nearby communities. Standard planting procedures will be prepared and distributed to workers in charge of revegetation. Prior to planting, revegetation crews will receive training in planting techniques for cactus and mesquite species.

Additional details regarding revegetation and plant densities, planting methods, transplant handling methods and revegetation scheduling issues, are contained in the Flora and Fauna Compliance Program developed by MSX in July 1999 (Programa de Cumplimiento en Materia de Recursos Bióticos).

12.3.5 Revegetation Studies

Natural soil available for pre-mine salvaging and post-mining reclamation is extremely limited at the proposed Cerro San Pedro mine site. This will necessitate the use of alternative substrates for

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revegetation. Very little soil will be available for revegetation of the waste rock dump. What little soil is available should be salvaged and used to recreate micro-sites of soil and native vegetation. Soil building techniques may be required to augment the limited coversoil. Additional revegetation may also occur on the waste rock surface itself. In the case of the leach pad, there is a greater quantity of soil available for salvage and reclamation. However, some areas of the leach pad may require direct revegetation of the spent ore surface, especially the sloped areas. The same may be true for the other mine facilities including road surfaces, building footprints, etc.

Waste rock, spent ore and other materials potentially used as revegetation substrate will generally require techniques to increase their organic matter content and nutrient status. Soil building techniques may include the application of municipal sludge, animal manure, or compost to the waste rock and spent ore surfaces during reclamation. Fertilizer application can be used to ensure that adequate nutrients are available for plant growth. Other techniques to increase revegetation performance on alternative substrates include the use of moisture collection basins and mulch to conserve available moisture.

It is proposed that these techniques and others be evaluated during the operational phase of mining in a series of revegetation studies. The primary objective of these studies will be to test various combinations of soil building, surface manipulation, irrigation and planting techniques to select the best revegetation prescription for post-mining implementation. It may be advantageous to invite the University of San Luis Potosi to assist in the design and management of these revegetation studies. These studies will utilize the same plant species that will be used for final revegetation. The revegetation studies will be carried out during the operational phases of the mine to ensure that the results will be available within eight years.

12.4 Reclamation and Closure by Facility

Reclamation of any open-pit operation is difficult owing to the steep and rocky pit walls and limited access to most pit benches. These conditions are present at Cerro San Pedro, which, in addition, has a deep, local water table, which will eliminate the potential for a substantial pit lake. Reclamation and closure of the heap leach pad and waste dumps will be made more difficult by the general lack of existing topsoil in the area of the project site, the low rainfall, and the slow growth rate of plant species selected for revegetation.

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12.4.1 Open Pit

12.4.1.1 Post-Mining Stability of Pit Walls

An extensive program of geotechnical tests (Abel, 1996) indicates that the rock within the pit could be mined in a safe manner at slope angles up to 70o with benches every 10 m. The final slope angle of the pit walls will range from 48o to 54o. During operations, an ongoing program of geological structural mapping of the pit will be carried out to identify possible weak zones that may cause rock fall. Geotechnical stability monitoring will be carried out in accordance with the Pit Slope Stability Program referenced in the MIA. Zones identified as potential risks will be managed by modifying the pit design, benches, blasting program, and final pit wall angle. Other engineering controls will be considered as necessary. At closure, a final geotechnical assessment will be conducted to define long-term stability and provide safe conditions for tourists visiting the pit during post-mining land use.

12.4.1.2 Acid Rock Drainage

In order to mitigate against the contingency of acid rock drainage impacting a possible pit lake, the option of backfilling a small portion of the pit with acid-neutralizing limestone waste rock will be evaluated during operations.

12.4.1.3 Revegetation

Revegetation efforts within the open pit are anticipated to be limited to selected areas around the pit crest where visibility is a factor.

12.4.2 Heap Leach Pad/Solution Ponds

12.4.2.1 Depletion of Heap Solution

Following the end of precious metal recovery from the heap, the volume of heap solution will be reduced by evaporation using spray emitters and the cyanide concentration reduced by natural attenuation. Essentially all solution is anticipated to be depleted over a two-year period. Following solution depletion, surface reclamation and revegetation will commence.

12.4.2.2 Post-Mining Stability

Slope stability of the heap leach pad was evaluated as part of the facility design process. Site seismicity was considered in these evaluations. The heap will be built to a long-term stable configuration. Recontouring of the leach pad may be carried out at reclamation, as necessary, to reduce slope angle

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and erosion potential to reduce visual impact. The risk of long-term gross instability of heap slopes is considered nonexistent.

12.4.2.3 Acid Rock Drainage

The vast majority of the ore placed on the heap has been shown to be non-acid generating. The small amount of acid generating ore will be surrounded by acid consuming ore, as well as solution buffered with lime to pH 11 to effectively prohibit acid rock drainage conditions from developing.

12.4.2.4 Surface Reclamation and Revegetation

In addition to standard procedures stated in Section 12.3, the surface reclamation and revegetation sequence for the leach pad and associated process facilities will be as follows:

Recontouring: Surface recontouring using earth-moving equipment will be conducted, as necessary, to reduce slope angles, improve slope stability, control erosion, ensure stability of applied coversoil, maintain the integrity of drainage basins, maximize runoff, and reduce visual impact. Benches may be removed to increase runoff and decrease infiltration. The as-built side slopes of 2:1 (horizontal:vertical) may be reduced to 3:1 to allow better retention of coversoil. A geosynthetic plastic liner will first be placed over those areas where heap leach material would be deposited during regrading/slope reduction.

Coversoil Application: A limited amount of soil is available in the area of the proposed leach pad for salvage and reuse during reclamation. Water balance modeling indicates that as little as 20 cm of applied coversoil with successful revegetation will substantially reduce or eliminate infiltration and subsequent leachate generation following closure. The limited soil that is available for salvage and reclamation may be admixed with silty material from an off-site source and distributed evenly up to 20 cm in depth across the top and on any remaining flat benches where potential infiltration is greatest. Any remaining coversoil will be applied on the slopes.

Planting: Local work forces will be employed to plant protected species rescued prior to mining and transplanted cactus, agave, and mesquite species selected for general revegetation. In addition, native grass species may be selected for seeding on the surface of the leach pad to promote evapotranspiration and coversoil stability.

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Closure of Associated Process Facilities

The process facilities include the leach pad, solution ponds, and the Merrill-Crowe plant. At the point which metal recovery ceases and the process plant is not needed for treatment of residual process water, the process plant will be removed for use elsewhere or non-salvageable material from the buildings will be buried onsite. Concrete foundations will be removed and buried on site or rubblized and buried in place prior to surface reclamation. Recyclable material, such as steel, will be recovered and shipped for sale as scrap. Solution in the ponds and ditches will be evaporated. Residue at the bottom of the ponds will be analyzed for hazardous constituents. If the material is hazardous, it will be hauled away to a licensed facility. If it is determined to be non-hazardous, the liners will be folded in, and the depression will be graded to conform with the surrounding area.

12.4.3 Waste Rock Dump

12.4.3.1 Post-Mining Stability

During mine closure operations, a geotechnical review of the waste rock dump will be conducted to assess the as-built configuration versus the permitted design. Any potential stability risks identified during the geotechnical review can be addressed during the surface reclamation phase. Possible actions could include limited recontouring of the waste rock dump to reduce slope angle, erosion potential, and visual impact.

12.4.3.2 Acid Rock Drainage

Over 90 percent of the waste rock dump will be composed of acid consuming/alkaline generating limestone waste rock. The small remaining amount of potentially acid generating waste rock will be encapsulated by the limestone rock. It is projected that leachate flow through the dump will be limited following closure, and any leachate flow exiting the dump will be in direct contact with limestone substrate.

12.4.3.3 Surface Reclamation and Revegetation

In addition to procedures in stated in Section 12.3, the surface reclamation and revegetation sequence for the waste rock dump will be as follows:

Recontouring: Nominal surface recontouring using earth-moving equipment will be conducted to control erosion, maintain the integrity of drainage basins, and reduce visual impact. Moisture collection basins may be constructed during the recontouring phase for construction of revegetation micro-sites. It is not anticipated that the dump faces will be recontoured.

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Coversoil Application: The dominant soil types in the area of the proposed waste rock dump are lithosols. These poorly developed soils are typically less than 10 cm deep over bedrock or caliche. Much of the surface is devoid of soil, leaving only exposed bedrock. Therefore, it is expected that relatively little natural soil will be salvaged for use during reclamation. What soil is available will be moved from stockpiles and placed on the surface of the dump. Priority will be given to those areas with moisture collection basins constructed during the recontouring phase.

Soil Construction: If necessary to achieve the objectives of revegetation, soil construction will be carried out on a micro-site basis using organic matter amendments (e.g., sewage sludge, animal manure, and/or compost) and fertilizers. It is expected that this effort can be carried out by local work forces using small earth-moving and hauling equipment and hand tools.

Planting: Local work forces will be employed to plant protected species rescued prior to mining and transplanted cactus, agave, and mesquite species selected for general revegetation.

12.4.4 Administration, Truck Shop, and Other Buildings

Buildings associated with the mine project include the maintenance shop and warehouse, administrative offices, a laboratory, a training building, a powder magazine, and miscellaneous support structures. The total area disturbed by the construction of mine buildings will be less than one hectare. Depending on the potential usefulness and location of the buildings, it may be worthwhile to deed or sell them to the community or donate them to the CSP Foundation, rather than remove them from the site. A plan regarding the final disposition of the buildings will be prepared prior to closure based on discussions with the local community and applicable regulatory authorities.

All buildings scheduled for decommissioning will be removed for use elsewhere or unsalvageable building materials will be destroyed and used as landfill during reclamation activities. Concrete foundations will be removed for use as fill or buried on site prior to surface reclamation. Recyclable material, such as steel, will be recovered and shipped for sale as scrap. The footprint of the buildings and associated disturbed areas will be revegetated in accordance with Section 12.3.

12.4.5 Roads/Fuel Storage Areas/Miscellaneous

Access to the different operation areas of the mine will be by dirt roads. The 29-m wide haul road utilized to haul ore directly from the pit to the leach pad will be approximately 2 km in length. In addition, a 25-m wide road approximately 1.6 km in length will serve as access from the maintenance facilities to the run-of-mine haul road. The total area disturbed by these and other access roads/ramps is approximately

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11 hectares. All access roads and ramps within the mine area not left for post-mining use will be decommissioned and revegetated in accordance with Section 12.3. Prior to revegetation, the road surfaces will be ripped and scarified to eliminate soil compaction and promote infiltration and plant root growth.

Diesel, gasoline, and LP fuel storage tanks will be decommissioned and removed from the site during closure. Soil samples beneath and surrounding all fuel storage areas will be collected and analyzed to determine the presence or document the absence of hydrocarbon contamination. Contaminated soil encountered during closure will be remediated by either: (1) excavation, transport, and disposal to a suitable containment site; (2) excavation and remediation on site using bioremediation land farming techniques; (3) in-situ bioremedation techniques; or (4) on site disposal in a lined cell. Disturbed surfaces associated with the former fuel storage areas will be revegetated in accordance with Section 12.3.

12.4.6 Existing Mine Wastes

The Cerro de San Pedro mining district was discovered over 400 years ago. Since that time, several mining operations have been conducted in the area including more recent small-scale cyanide vat leach facilities. Existing mine waste identified within the proposed project area includes:

▪	Approximately 20,000 tonnes of mine waste rock from the former Asarco underground mining operation deposited within and adjacent to the San Pedro Creek channel.

▪	Spent ore and tailings dumps associated with two small-scale cyanide vat leach operations within the proposed mine pit.

▪	Spent ore and tailings dumps associated with a small vat cyanide leach operation within the proposed leach pad.

The waste rock within and adjacent to the San Pedro Creek channel appears to contain residual sulfide mineralization and has oxidized to produce acid as evidenced by the coloration and thick ferrocrete deposits in the arroyo bottom. Analyses of sediment samples collected downstream of the waste rock deposits indicate that metals are being mobilized by stormwater running off the waste rock and possibly the other spent ore/tailings dumps. To mitigate potential impacts, the waste rock will be removed and encapsulated in the mine waste rock dump during normal mine operations. The large amount of acid-neutralizing limestone in the waste rock dump should effectively prevent any further acid generation from these materials.

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Historic tailings were processed on site using cyanide and are likely to contain residual metals. MSX proposes to clean up the historic tailings sites by excavating and removing the tailings and disposing them within the proposed heap leach facility. The tailings therefore would be isolated within the heap leach pad where further exposure to the environment would be mitigated.

12.5      Monitoring

In accordance with the conditional authorization of the MIA for the Cerro San Pedro project, all environmental monitoring activities were documented in a single General Monitoring Program and submitted in February 2000. The General Monitoring Program includes post-closure plans for:

▪	Soil erosion inspection and maintenance.

▪	Monitoring of revegetation performance.

▪	Monitoring the presence or absence of seepage from the waste rock dump and leach pad.

▪	Monitoring and maintenance of post-closure seepage management systems for the leach pad (if necessary).

▪	Water quality monitoring.

▪	Monitoring of slope stability.

▪	The reporting of monitoring and maintenance information to the regulatory authorities.

12.6      Closure Costs and Schedule

A summary of the closure strategy for the Cerro San Pedro project is presented as Figure 12.1. Additional information about closure aspects of the various site facilities is presented below.

The heap leach facility closure objective is the chemical and physical stabilization of the spent ore pile. Anticipated closure activities of the heap include detoxification and depletion of the heap effluent, growth medium placement, revegetation and monitoring. Detoxification of the heap effluent will involve cyanide volatilization through recirculation of solution onto the heap. Depletion of effluent will occur simultaneous to the detoxification as the solution evaporates during recirculation. A finite quantity of residual effluent is likely to require disposal, but passive disposal techniques (Biopass) are anticipated. Growth medium, composed of the soil prestripped from the heap footprint during construction, supported, as needed, by silt from an off-site location, will be placed over the entire heap surface, but primarily on flat surfaces such as the top surface and interlift benches. Estimates for design purposes indicate 20 cm of “topsoil”

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Cerro San Pedro Project	Development Plan

will be available. Regrading of the heap side slopes may be necessary to ensure long-term stability of applied coversoil. Revegetation will be achieved primarily by transplanting seedlings and cuttings of select native species. Monitoring will be conducted after the first growing season and periodically thereafter to evaluate the success of revegetation efforts and to assess the physical stability of the reclaimed facility.

The waste rock disposal site closure objective is primarily the physical stabilization of the facility. Reclamation activities at the waste rock dump are expected to be limited to selective topsoil placement, revegetation and monitoring. A limited quantity of growth medium application is anticipated with the constraint being the quantity of growth medium available from the facility footprint. Revegetation efforts will essentially be focused in the areas of growth medium placement, and primarily consist of transplanting mature plants in the manner described for the heap area. Revegetation of the dump side slopes will have to rely on volunteer invasion by native plants over a long time period. Because of the anticipated coarseness of material within the dump side slope and the steep topographic expression, development of vegetation on the slopes is expected to be limited. Potentially acid-generating (PAG) waste rock will be isolated within the crest confines of the dump in accordance with the waste rock management plan, within areas upon which vegetation may be established to inhibit deep infiltration. Monitoring will occur in a manner similar to that for the heap leach facility.

The mine pit closure objective is primarily one of securing the site. As such, the key activities involve developing institutional controls to prevent access by people, livestock, and wildlife. This will be achieved by installing a three-strand barbed wire fence around the perimeter of the pit. Although water quality has been determined not to be a significant issue for the pit, installation of a perimeter diversion ditch is planned to limit water flow into the pit. As a contingency to mitigate the potential for acid drainage in the pit floor, partial backfilling of the pit floor will be completed following cessation of mining. This will entail placement of a small quantity of limestone waste rock in the floor of the pit where stormwater may periodically accumulate and dissipate. Limited revegetation efforts are anticipated around the pit crest in selected areas where visibility is a factor. Monitoring of the revegetation efforts and inspection of the fencing and ditch will be conducted in coordination with monitoring of the reclaimed heap.

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Figure 12.1

PIT

•	Storm water run-on diversion.

– Alongpitperimeter.

– Potential additional in-pit diversion.

•	Passive chemical treatment.

– Of pit water using on-site limestone backfill.

•	Pit slope stabilization.

– Operational/final geotechnical assessment to maximize long-term stability.

•	Limited revegetation around crest.

HEAP LEACH PAD

•	Storm water run-on diversion.

•	Evaporation of solution.

–Using spray emitters.

•	Natural attenuation.

– Of cyanide during evaporation/volatilization/re-carbonation.

•	Depletion of entire heap solution inventory within 4 years.

•	Incorporate kinetic testing results of spent ore after year 2 operations to determine any need for ARD management.

•	Passive treatment using BioPass system if needed to meet water discharge limits for land application.

•	Subsurface land application of any potential long-term residual seepage.

•	Limited surface recontouring to maximize run-off, minimize erosion, and encourage revegetation.

•	Infiltration barrier placement of 20 cm of cover soil.

•	Revegetation with rescued/ protected species and other selected species.

WASTE ROCK DUMP

•	Storm water run-on diversion.

– Upgradient of dump.

•	Placement of historic mining waste, spent ore and tailings in dump and/or leach pad.

•	Selective handling of PAG materials (only 7% of waste rock).

– During operations to encapsulate completely in alkaline-generating limestone waste.

•	Control of erosion on dump surface with construction of moisture collection basins and limited recontouring of surface drainages/slopes.

•	Refinement of modelling upon closure which currently shows little or no leachate development.

•	Inherent passive chemical treatment and mixing of any PAG leachate with limestone leachate at 1:14 rock mass ratios (i.e., overall 1:175 acid/neut ratios).

•	Revegetation with rescued/ protected species and other selected species at micro-sites.

ANCILLARY MINE
FACILITIES

•	Removal/salvage of processing facilities and/or on-site burial of non-hazardous, non-salvageable components.

•	Return administrative/process/shop/warehouse buildings to beneficial economic use of community where desirable or remove/salvage.

•	Revegetation of the footprint of all affected areas with rescued/ protected species and other select species.

REVEGETATION

•	Incorporate results of soil building and revegetation studies conducted during operations to maximize reclamation success at all facility areas.

POST-CLOSURE
MONITORING AND
MAINTENANCE

•	Soil erosion inspection.

•	Monitoring.

–Revegetation performance.

–Presence/absence of seepage from heap pad and waste rock dump.

•	Monitoring/maintenance of post-closure seepage management systems for heap pad, if necessary.

•	Reporting information to regulators.

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Cerro San Pedro Project	Development Plan

All other site facilities have been categorized under infrastructure for the purpose of reclamation cost estimation. These will include roads, buildings, process facilities and any other foundation pads, tanks and pipelines. Reclamation objectives include the removal of any environmental liabilities and the return of the site to a condition that resembles pre-mining conditions or restores productivity. All items that have a salvage value will be removed from site. Items that require disposal in a licensed facility will also be removed from site. Remaining items that are inert may be either demolished and buried on site in a construction debris landfill or buried in place. Particular structures may be preserved and donated to the local municipality for use by the community. Roads that will not be required after mine closure will be regraded and revegetated to approximate pre-mining conditions. Mine pit access roads will be rendered impassable by cross-ripping and/or mounding earthen piles across the roadway to discourage unwanted visitors.

Costs and schedule associated with the reclamation activities that are considered capital costs and described above are summarized in Table 12.1. These costs were developed by Shepherd Miller and the closure strategy group and should be considered budgetary figures only and will be reviewed and updated periodically as the closure plan is updated and as more information is developed during site operation. Most of the closure and reclamation costs will be incurred by outside contractors and consultants, but some costs in Years 9 and 10 could be, in part, consolidated labor and consumable costs related to company/MSX activities. Costs include coversoil placement on the heap top and side slopes, installation of additional geosynthetic liner around the leach pad to accommodate regrading, installation of a biopass system (or similar) for treating the heap effluent, and general revegetation of the heap leach pad and waste dump. Environmental monitoring costs, both during operation and during the following reclamation, are considered as operating costs and report to general and administrative costs.

The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that completion of site reclamation shall be within four years of final processing. This timeframe allows for the depletion of heap effluent using evaporative recirculation without a need for external management facilities. A two-year period (beginning in Year 9 and continuing into Year 10) of continued, but gradually reduced, solution flow through the heap is anticipated following the last placement of ore on the heap. The majority of the available precious metals should be recovered from the heap at the end of this two-year period. Formal reclamation and closure activities of the heap will then be initiated, starting with a two-year period of enhanced solution loss through evaporation and natural attenuation. At the end of this two- year period, the residual solution should be contained totally within the in-heap storage reservoir. Following this period, the heap will be regraded, coversoil applied, and the heap revegetated and the process and recovery equipment removed during Year 11. Reclamation and closure activities of the majority of the site buildings, the open pit, and the mine waste dump will be initiated starting immediately after the conclusion of mining in Year 9 and continuing into

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Cerro San Pedro Project	Development Plan

Year 10. Annual inspections would be conducted thereafter to ensure the successful development of vegetative communities and check the general physical stability of the reclamation measures.

12.7      Reclamation and Closure Risk

The proposed reclamation and closure activities are based upon proven technologies and practices. In addition, many practices are utilized successfully by other industries. In the unlikely event that activities and results are unsuccessful, there are other proven technologies that can be tested and implemented at the site.

There is also the likelihood that new reclamation and closure technologies will be developed over the mine life. These technologies can be tested during operation. If proven successful and cost effective, they can be submitted to the appropriate agencies for approval.

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Cerro San Pedro Project	Development Plan

Table 12.1

Closure and Reclamation Costs

Facility/Activity	Year 9	Year 10	Year 11	Year 12	Total

Leach Pad
Detoxification/pumping		200,000	200,000		400,000
Passive treatment		75,000	75,000		150,000
Physical stabilization:
Geosynthetic liner			250,000	250,000	500,000
Slope regrading			630,600	900,000	1,530,600
Coversoil placement			220,000	228,000	448,000
Revegetation:
Soil building				25,000	25,000
Planting			58,200	120,000	178,200

Subtotal		275,000	1,433,800	1,523,000	3,231,800

Waste Rock Dump
Physical stabilization:
Topsoil placement	30,800				30,800
Revegetation:
Soil building	100,000	78,000			178,000
Planting	100,200	60,000			160,200

Subtotal	231,000	138,000			369,000

Mine Pit
Pit floor backfilling w/ls	21,000				21,000
Institutional controls:
Imp. run-on diversion	1,100				1,100
Perimeter fencing	5,900				5,900
Revegetation/planting	10,000	10,000			20,000

Subtotal	38,000	10,000			48,000

Infrastructures
Demo/salvage/removal	80,000	20,000			100,000
On-site disposal	40,000	10,000			50,000
Road recontour/reclam	20,000	20,000	7,500		47,500
Rehab disturbed areas	26,000	20,000	10,000		56,000

Subtotal	166,000	70,000	17,500		253,500

TOTAL	435,000	493,000	1,451,300	1,523,000	3,902,300

Contingency (10%)	43,500	49,300	145,100	268,200	390,200

TOTAL	478,000	542,300	1,596,400	1,675,300	4,292,500

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Cerro San Pedro Project	Development Plan

13.      SOCIOECONOMICS

The municipality of Cerro de San Pedro is adjoined to the north by the municipalities of Zaragoza and San Luis Potos, to the west by the municipality of Soledad de Graciano, and to the east by the municipality of Armadillo de los Infante. The official seat of the municipality of Cerro de San Pedro is in the village of the same name and has jurisdiction over the following communities within the township: Cerro de San Pedro, Cuesta de Campa, Portezuelo, La Zapatilla, El Encino, Jesús María, Calderón, and Monte Caldera. Socioeconomic information was developed primarily for the Municipality of Cerro de San Pedro.

13.1      Baseline Economic Data

As part of the MIA, a survey was conducted in 1997 to determine the level of economic activity within the municipality of Cerro de San Pedro and the results are listed in the Table 13.1 below:

Table 13.1

	Economic Activity in the Municipality of Cerro de San Pedro

	Economically	Economically	Population
	active	non-active	without specific	Population of
Age	population	population	activity	working age

15-19	92	206	5	303
20-24	111	94	1	206
25-29	78	88	0	166
30-34	69	66	0	124
35-39	56	46	0	102
40-44	31	38	0	69
45-49	22	50	0	72
50-54	40	42	0	82
55-59	23	39	0	62

Total	522	669	6	1,186

These statistics suggest that approximately 56 percent of the population of working age is not employed. The main work activities that the population is engaged in are agriculture and unskilled labor with minor participation in mining. This is due to the decrease in mining production and the lack of education required to obtain qualified employment.

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The official minimum daily salary in August 1999 in Cerro de San Pedro was 30.20 Mexican pesos. The wages in the Cerro de San Pedro area are from less than one minimum daily salary to three times the minimum daily salary. In agricultural activity, the population that collects less than one minimum daily salary represents almost 50 percent of the people dedicated to this activity.

After considering the segment of the population that collects less than one minimum daily salary, the population that collects from one to two minimum daily salaries makes up the highest percentage of the total. As this illustrates, the economic conditions in the area are poor and there is need of better employment.

13.2      Baseline Population Characteristics

The communities that are in the proximity of the Cerro San Pedro Project and will be affected by the project are as follows: El Portezuelo, Monte Caldera, Joyita de la Cruz, Jesús María, Divisadero, Calderón, Cerro de San Pedro, La Zapatilla, Cuesta de Campa, and Las Trojes.

Cerro de San Pedro has experienced growth as a community with very little order and has never had a stable population. The increase or decrease of its growth has depended on the success or failure of the mines in the area.

The total population of the municipality of Cerro de San Pedro in 1990 was 2,054 inhabitants in the 14 communities identified in Table 13.2. In total, males represent 50.7 percent of the population and females 49.3 percent of the population.

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Cerro San Pedro Project	Development Plan

Table 13.2

Population Characteristics of the Municipality
of Cerro de San Pedro

Population	Males	Females	Total

El Portezuelo (San Pedro)	478	495	973
Monte Caldera	101	109	210
Joyita de la Cruz	118	89	207
Jesús María	68	73	141
Divisadero	67	70	137
Calderón (Quiroz)	64	47	111
Cerro de San Pedro	48	41	89
La Zapatilla	48	38	86
Cuesta de Campa	33	32	65
Las Trojes	16	19	35

Total	1,041	1,013	2,054

Table 13.3 presents a history of the changes in total population of the Municipality of Cerro de San Pedro over the past 40 years.

Table 13.3 Historic Population of the Municipality of
Cerro de San Pedro

Year	TOTAL POPULATION

1950	3,032
1960	2,105
1970	1,975
1980	1,938
1990	2,054

From 1950 to 1980, the population decreased by 36 percent resulting from the ack of work, poorly remunerated jobs, and lack of basic services such as health and education. From 1980 to 1990, there has been a slight increase in the population, resulting not only from higher birth rates, but also from the increase in general services provided in the area, which has made it more attractive for the population to

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remain in its place of origin. Approximately 53 percent of the increase in the population since 1980 is in the age group between 0 and 19 years which further increases the pressure for better regional development to satisfy the demand that families have for services, employment, and housing.

13.3 Socio-Economic Mitigation

The development of the Cerro San Pedro project has required the relocation of the 22 families that live in the village of La Zapatilla to make room for the leach pad. In addition, the open pit mining operations will take place adjacent to the village of Cerro de San Pedro, where 24 families live as permanent residents. Of these families, 20 in La Zapatilla village were relocated to a new village built by MSX, approximately 2 km southwest of the original La Zapatilla village. Other families have been compensated to relocate to other sites of their choice. Housing, other community infrastructure, and municipal services have been provided at or above the current standard of living conditions. As part of the community infrastructure, MSX provided a school that can accommodate up to 40 children at Nueva La Zapatilla village. Historically, school children from La Zapatilla attended school at Portezuelo 6 km away.

13.4 Socio-Economic Programs

In addition to giving preferential hiring consideration to people from the nearby communities, MSX has committed to assist in the sustainable economic and social development of the area surrounding the project, including the villages of Cerro de San Pedro, Cuesta de Campa, Monte Caldera, and Nueva La Zapatilla. An urbanization plan for the zone, taking into account the actual conditions of the area and the benefits that the project will generate, was developed to form the basis for long-term regional development. The urbanization plan is part of the documents that were submitted to the State as required for the land use license.

MSX has formed a nonprofit foundation (Fundación Pro-Preservación del Pueblo de Cerro de San Pedro, A.C.) to supervise and administer the funds that the Company will donate to preserve the village of Cerro de San Pedro and assist the surrounding communities. The foundation has and will continue to develop programs that require the participation of the members of the community and will be structured to be self-sustaining in the long-term. The ways that the foundation will/have provided for the benefit of the community include:

▪	Preservation of the historical monuments in the village of Cerro de San Pedro. The San Pedro Church will be structurally stabilized prior to starting mining operations and both the San Pedro and the San Nicolas churches will be restored during the operational phase of the project.

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Cerro San Pedro Project	Development Plan

▪	Promote tourism in the area through improvements to its infrastructure and by establishing cultural programs that are based on local folklore and traditions.

▪	Establish programs dedicated to the conservation of the environment such as a botanical garden and a laboratory to study the native species of the region.

▪	Promote the development of cottage industries such as a silversmith cooperative that can not only provide an economic self-sustaining alternative, but will also create a product compatible with tourism in the area.

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Cerro San Pedro Project	Development Plan

14. ORGANIZATION, WORK SCHEDULE, HIRING AND BENEFITS

14.1 Organization and Staffing

The Cerro San Pedro Project will employ a traditional organizational structure and is divided into three primary areas – mining, processing, and general services and administration (G&A). The mining will be performed by a contractor; therefore, this section describes the processing and G&A operations only.

The number of MSX expatriate employees will be kept to a minimum. Initially 5 expatriate employees are planned. The current plan is to replace expatriate employees with national employees when practical. A project organization chart for MSX is presented in Figure 14.1.

All expatriate and national employees, both salaried and daily paid, will be employed by Servicios del Plata y Oro S.A. de C.V. (SPO), a subsidiary of Raleigh Mining International Ltd., which is a wholly-owned subsidiary of Metallica Resources Inc. SPO will supply employees to MSX under a services agreement. This arrangement will consolidate all employees under one Mexican company.

14.2 Work Schedule

The work schedule for the Cerro San Pedro Project is based on compliance with Mexican federal labor law, minimizing the amount of overtime pay and minimizing the amount of work performed on Sundays. Management staff will normally work day shift only, five or six days per week. Some supervisory and/or technical staff will work day shift only, while shift supervisors work a shift rotation schedule, the same as the daily paid employees. After operating experience is gained, it is assumed that the workers on shift rotations will rotate shifts in two- to four-week intervals.

14.3 Employee Salaries and Benefits

Extensive salary surveys form the basis of the compensation packages for national salary and daily paid staff. The surveys consisted of published databases for mining companies in Mexico and contracted surveys performed in Mexico, as well as independent surveys of selected similar mining operations in Mexico conducted by MSX personnel. The results of these surveys were compiled to determine average wages for staff and daily paid labor classifications. These average base salaries were used and can be found in the respective sections of this study. Salaries for expatriate employees will be in accordance with the MSX international assignment policy.

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Cerro San Pedro Project	Development Plan

Figure 14.1 Overall Project Organizational Chart (Year 1)

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Cerro San Pedro Project	Development Plan

The salary schedule for National employees is presented in Table 14.1. Anticipated salaries and benefits for each of the anticipated positions are shown in the Operating Costs, which are presented in Section 16.0 and Appendix 16.

Table 14.1

MSX Salary Schedule for National Employees

		Annual Salary Pesos		Annual Salary US$

	Level	Minimum	Maximum	Minimum	Maximum

National Salaried Staff	5	$450,000	$700,000	$43,902	$68,293
National Salaried Staff	4	$265,000	$400,000	$25,854	$39,024
National Salaried Staff	3	$150,000	$300,000	$14,634	$29,268
National Salaried Staff	2	$100,000	$200,000	$9,756	$19,512
National Salaried Staff	1	$75,000	$125,000	$7,317	$12,195
National Daily Paid	D	$60,000	$90,000	$5,854	$8,780
National Daily Paid	C	$45,000	$60,000	$4,390	$5,854
National Daily Paid	B	$37,500	$45,000	$3,659	$4,390
National Daily Paid	A	$30,000	$37,500	$2,927	$3,659

12.1.3 Hiring Practices

To maximize the economic contribution of the project to the general San Luis Potosi area, a preferential hiring policy will be in effect for all national salaried and daily paid employees. These practices will be in effect during both construction and operations. The prioritized listing of geographical areas from which to draw employees will be:

▪	Cerro de San Pedro and surrounding villages

▪	City of San Luis Potosi

▪	San Luis Potosi State

▪	Rest of Mexico

Aside from where the potential employees live, normal employment criteria will be used for screening, including experience, skills, education, aptitude, willingness, physical fitness, honesty, flexibility, adaptability, attitude, and employment history.

Generally, recruitment will be the responsibility of the Human Resources Department and the area where the person will be employed (mining, processing, etc.). The hiring process will include safeguards such

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Cerro San Pedro Project	Development Plan

as background reference checks, drug testing, medical evaluations, criminal history checks, education verification, etc.

14.2.1 Training

Because of the stated preference to hire local employees and the lack of similar local mining operations, most of the staff and daily paid positions will require some amount of training. Training will generally be done in-house by both expatriate and national staff trainers. Training of employees is emphasized during preproduction through Year 2.

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Cerro San Pedro Project	Development Plan

15. CONSTRUCTION EXECUTION

15.1 Construction Management

A construction management team will manage all construction activities at Cerro San Pedro. This team will be headed by the project construction manager and will consist of expatriate and Mexican Nationals in positions of field engineering, field supervision, project controls, material management and subcontract administration. See organization chart in Figure 15.1. The team will be responsible for the management of local Mexican subcontractors during the performance of the work and to insure quality control compliance. Subcontractor costs and schedules will be monitored for the timely completion of the work within budget. A separate contract will be awarded for quality control/quality assurance of the leach pad construction.

It is anticipated that local subcontractors will perform all construction work for the process plant, electrical supply and distribution system, on-site buildings, and other small infrastructure packages. The construction management team will supervise and administer these contracts. The major construction contracts will be awarded on a lump-sum basis and will include requirements for contractor performance with regard to schedule, specifications, quality control and quality assurance, safety and environmental compliance, hiring, security, and procurement.

The construction management team will be technically supported by vendors’ representatives assisting in most major mechanical equipment installation, and by a specialized consultant to manage the Construction Quality Assurance (CQA) program during leach pad and solution pond construction activities. The construction management team will establish procedures and work methods with its managers and in consultation with the MSX environmental coordinator to ensure the protection of the environment, as required under the MIA conditions. A detailed plan and schedule for testing, start-up, and turnover will be prepared by the construction management team. The team will work closely with the MSX operating personnel to ensure proper testing, safety, and operating procedures. As construction progresses, MSX operating personnel will provide additional support relating to environmental matters, permitting, and communication with different local and federal agencies.

15.2 Execution Plan

Local subcontractors in accordance with subcontracts issued by the construction management team will perform the construction of the plant and infrastructures. The project work hours will be 10 hours per day, 6 days a week. Whenever possible, MSX and subcontractors will give hiring preference to residents living in nearby villages, including Cerro de San Pedro and La Zapatilla, in regard to the selection of the national workers for the project construction workforce.

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Cerro San Pedro Project	Development Plan

15.3 Procurement Plan

The construction project manager will manage construction procurement and issue of subcontracts with assistance from home office engineering and procurement. These procurement activities include requests for proposal, bid analysis, and final negotiations up to granting the final contract.

The construction materials manager will coordinate all transportation and logistics issues and be responsible for the expediting and receiving of material and equipment purchased and delivered to site. A local customs broker will be used to assist with imported materials. All materials purchased by subcontractors will be the responsibility of the appropriate contractor to unload and warehouse those materials prior to installation.

The construction procurement department is also responsible for any local purchases that are not included in the contractor’s scope of work, but are required for the proper execution of the project.

15.4 Engineering

Preliminary and conceptual engineering used in the preparation of the development plan will need to be detailed engineered for subcontract development and prior to start of construction.

The construction engineering activities and/or responsibilities will be divided into the following areas:

▪	Mechanical and piping (including process plant and solution pumping)

▪	Electrical, instrumentation, and communications

▪	Civil Engineering (including leach pad, general earthworks, and concrete

The following engineering tasks are planned for completion prior to the construction phase:

▪	Detailed design-leach pad, ponds, and solution collection piping

▪	Detailed design-power transmission, power distribution, and instrumentation

▪	Detailed design-water well pumping and distribution system

▪	Detailed design-solution pumping and process plant

▪	Detailed design-truck shop, warehouse, office, and laboratory

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Cerro San Pedro Project	Development Plan

Figure 15.1
Organization Chart

Construction Management Team

Construction Manager
TCI Engineering
Secretary
Safety/ Environmental Manager
Materials Manager
Project Engineer (Field)
General Superintendent
Project Controls/ Manager
Subcontracts/ Administrative Manager
Civil Engineers
Mechanical Engineers
Electrical Engineers
Document Control
Surveyors
Civil Superintendent (MSX)
Mechanical Superintendent (MSX)
Electrical Superintendent (MSX)

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Cerro San Pedro Project	Development Plan

Some preliminary design for plant and infrastructure components has been developed. This preliminary design work was used to solicit budget proposals from vendors; however, detailed engineering will be needed for the preparation of subcontract scopes of work and requests for proposals from selected vendors. The process engineering designs have been completed including sizing specifications and flow sheets. Drawings and technical documents will be issued in English and Spanish. Some of the engineering design work has been, or will be, performed by Mexico-based companies. Major areas not designed by Mexico-based companies include the heap leach pad, process solution collection and distribution piping, and process equipment.

15.5 Project Schedule

The summarized construction schedule by area is presented in Table 15.1 and is further illustrated in Figure 15.2.

Table 15.1

Summarized Construction Schedule

		Duration
Major Activity	Initiation	(Months)	Completion

Negotiate/ Award Construction Contracts	August 03	5	January 04
Mobilize Mining Equipment	October 03	5	January 04
Access Road/Haul Road Construction	January 04	3	April 04
Mine Pre-stripping	January 04	4	May 04
Ore from Mine	May 04	7	November 04
Ore on Pad	August 04	4	November 04
115 Kv Transmission Line	January 04	7	August 04
Main Substation 115kV / 13.8 kV	February 04	6	July 04
13.8 kV distribution	February 04	5	June 04
Heap Leach Pad/Ponds	April 04	4	August 04
Raw Water Supply & Distribution	March 04	6	August 04
Process Building/Slab	May 04	3	July 04
Process Plant Installation	July 04	2	October 04
Office & Lab Building	June 04	3	August 04
Construction Complete			October 04
Process Startup	October 04	1	November 04

Section 15	September 2003	15-4

Activity	Activity	Orig	Early	Early
ID	Description	Dur	Start	Finish

PROJECT MILESTONES
MILESTONES
0000000010	SUBMIT DRAFT PROPOSAL	0		20JUN03*
0000000020	LIMITED NOTICE TO PROCEED	0	30JUN03
0000000030	FULL NOTICE TO PROCEED	0	01JAN04
0000000050	BEGIN PRE-PRODUCTION MINING	0	02JAN04
0000000100	SYSTEM ENGINEERING COMPLETE	0		15NOV03
0000000120	HAUL ROAD COMPLETE	0		03APR04
0000000150	CFE 13.8 kV COMPLETE	0		20MAR04
0000000170	RAW WATER AVAILABLE	0	03MAY04
0000000200	LEACH PAD COMPLETE	0		14AUG04
0000000220	BEGIN STACKING ORE ON LEACH PAD	0	16AUG04
0000000250	SUBSTATION ENERGIZED	0		14AUG04
0000000270	CONSTRUCTION COMPLETE	0		02OCT04
0000000300	FULL PRODUCTION	0		30OCT04
0000000310	PROCESS HANDOVER	0		30OCT04
0000000520	DEBT FINANCING-MANDATE LETTER TO BANKS	0	28JUL03
0000000530	DEBT FINANCING-BANK DUE DILLIGENCE	0	01SEP03
0000000540	DEBT FINANCING-CLOSING	0	13OCT03
0000000610	EQUITY FINANCING-CLOSING	0	01JAN04
METALLIAC/MSX
CLIENT ACTIVITIES
6000015000	CRITICAL SITE ACTIVITIES	198	15MAY03*	31DEC03
6000015010	ENGINEERING & CONTRACTS	41	15JUL03	30AUG03
6000015020	DEBT FINANCING	66	28JUL03	11OCT03
6000015030	EQUITY FINANCING	69	13OCT03	31DEC03
PROJECT ENGINEERING
ENGINEERING
1000010010	LEACH PAD, PONDS AND DITCH SYSTEM DESIGN	84	30JUN03	04OCT03
1000010020	LEACH SOLUTION PUMPING & PIPING SYSTEM DESIGN	96	14JUL03	01NOV03
1000010030	WATER SYSTEMS DESIGN	102	07JUL03	01NOV03
1000010040	ROAD DESIGN	24	21JUL03	16AUG03
1000010050	BUILDINGS DESIGN	24	04AUG03	30AUG03
1000010060	ELECTRICAL DISTRIBUTION DESIGN	90	04AUG03	15NOV03
1000010070	MISCELLANEOUS INFRASTRUCTURE DESIGN	72	14JUL03	04OCT03
1000010080	LIME SILO DESIGN	48	11AUG03	04OCT03
1000010090	PROCESS DESIGN	108	14JUL03	15NOV03
1000010150	HOME OFFICE ENGINEERING SUPPORT	39	17NOV03	31DEC03

Start Date Finish Date Data Date Run Date		01APR03 30OCT04 01APR03 18JUN03 09:30
© Primavera Systems, Inc.

SP01		Sheet 1 of 3
MINERA SAN XAVIER, S.A. de C.V.

CERRO SAN PEDRO PROJECT

MILESTONE SCHEDULE - FIGURE 15.2

WASHINGTON GROUP INTERNATIONAL

Date	Revision	Checked	Approved

18JUN03	DEVELOPMENT PLAN MILESTONE SCHEDULE	RSN

Activity	Activity	Orig	Early	Early
ID	Description	Dur	Start	Finish

PROCUREMENT
PROCUREMENT - NEGOTIATE/AWARD/PROCURE/MOBILIZE
2000020010	MINING CONTRACTOR (WGI) - DESIGN/PROC/MOBILIZE	130	04AUG03	01JAN04
2000020050	PROCESS PLANT PROCUREMENT - NEGOT/AWARD	130	04AUG03	01JAN04
2000020060	PROCESS PLANT PROCUREMENT - DSN/PROC/FABR/DELV	273	01SEP03	14JUL04
2000020070	PROCESS PLANT INSTALLATION - NEGOT/AWARD	36	02FEB04	13MAR04
2000020080	PROCESS PLANT INSTALLATION - PROCURE/MOBILIZE	42	15MAR04	01MAY04
2000020110	MECHANICAL CONTRACTOR - NEGOTIATE/AWARD	52	03NOV03	01JAN04
2000020120	MECHANICAL CONTRACTOR - DSN/PROC/FABR/MOB	50	02JAN04	28FEB04
2000020150	CIVIL (LEACH PAD) CONTRACTOR - NEGOTIATE/AWARD	63	01JAN04	13MAR04
2000020160	CIVIL (LEACH PAD) CONTRACTOR - DSN/PROC/MOB	42	01MAR04	17APR04
2000020170	CIVIL (INFRASTR) CONTRACTOR - NEGOTIATE/AWARD	51	01JAN04	28FEB04
2000020180	CIVIL (INFRASTR) CONTRACTOR - DSN/PROC/MOB	54	01MAR04	01MAY04
2000020210	SYNTHETIC LINER CONTRACTOR - NEGOTIATE/AWARD	54	01MAR04	01MAY04
2000020220	SYNTHETIC LINER CONTRACTOR - DSN/PROC/MOBILIZE	24	03MAY04	29MAY04
2000020250	BUILDINGS CONTRACTOR - NEGOTIATE/AWARD	36	02FEB04	13MAR04
2000020260	BUILDINGS CONTRACTOR - DSN/PROC/FABR/MOB	66	15MAR04	29MAY04
2000020310	QC (LEACH PAD) CONTRACTOR - NEGOTIATE/AWARD	48	19JAN04	13MAR04
2000020320	QC (LEACH PAD) CONTRACTOR - PROCURE/MOBILIZE	42	15MAR04	01MAY04
2000020410	115kV TRANSMISS’N LINE CONTRACTOR - NEGOT/AWARD	106	01SEP03	01JAN04
2000020420	115kV TRANSMISS’N LINE CONTRACTOR - DSN/FABR/MOB	96	29SEP03	17JAN04
2000020450	115/13.8 kV SUBSTATION CONTRACTOR - NEGOT/AWARD	76	06OCT03	01JAN04
2000020460	115/13.8 kV SUBSTATION CONTRACTOR - DSN/FABR/MOB	26	02JAN04	31JAN04
2000020510	13.8kV DISTRIBUT’N (MSX) CONTRACT - NEGOT/AWARD	52	03NOV03	01JAN04
2000020520	13.8kV DISTRIBUT’N (MSX) CONTRACT - DSN/FABR/MOB	68	02JAN04	20MAR04
2000020550	13.8kV DISTRIBUT’N (CFE) CONTRACT - NEGOT/AWARD	106	01SEP03	01JAN04
2000020560	13.8kV DISTRIBUT’N (CFE) CONTRACT - DSN/FABR/MOB	26	02JAN04	31JAN04
PRE-PRODUCTION MINING
MINING
3000030010	CONSTRUCT HAUL ROAD (INCL BRIDGES/CULVERTS...)	80	02JAN04	03APR04
3000030020	INITIAL WASTE REMOVAL & ACCESS ROAD CONSTRUCTION	104	02JAN04	01MAY04
3000030030	PRE-PRODUCTION ORE AND WASTE PRODUCTION	156	03MAY04	30OCT04
3000030040	ROUGH GRADE LEACH PAD AND FACILITIES	42	01MAR04	17APR04
3000030050	HAUL INITIAL ORE FOR CRUSHING AND LEACH PAD	156	03MAY04	30OCT04
3000030060	ORE CRUSHING FOR PAD	66	17MAY04	31JUL04
PROJECT CONSTRUCTION
POWER DISTRIBUTION
4000040010	ERECT 115 kV TRANSMISSION LINE	180	19JAN04	14AUG04
4000040040	CONSTR 115 kV / 13.8 kV SUBSTATION	144	02FEB04	17JUL04
4000040070	ERECT 13.8 kV POWER DISTRIBUTION (MSX)	84	22MAR04	26JUN04

Start Date Finish Date Data Date Run Date		01APR03 30OCT04 01APR03 18JUN03 09:30
© Primavera Systems, Inc.

SP01		Sheet 2 of 3
MINERA SAN XAVIER, S.A. de C.V.

CERRO SAN PEDRO PROJECT

MILESTONE SCHEDULE - FIGURE 15.2

WASHINGTON GROUP INTERNATIONAL

Date	Revision	Checked	Approved

18JUN03	DEVELOPMENT PLAN MILESTONE SCHEDULE	RSN

Activity	Activity	Orig	Early	Early
ID	Description	Dur	Start	Finish

4000040090	ERECT 13.8 kV POWER DISTRIBUTION (CFE)	42	02FEB04	20MAR04
LEACH PAD
4000050010	PROCESS PONDS - EXCAVATE/GRADE	30	31MAY04	03JUL04
4000050020	PROCESS PONDS - LINER INSTALLATION	24	05JUL04	31JUL04
4000050050	FINE GRADE LEACH PAD AREA	24	19APR04	15MAY04
4000050060	INSTL LEACH PAD CLAY UNDERLINER	48	17MAY04	10JUL04
4000050070	INSTL LEACH PAD SYNTHETIC LINER	48	31MAY04	24JUL04
4000050080	INSTL LEACH PAD CRUSHED ORE OVER LINER	54	14JUN04	14AUG04
4000050090	LOAD ORE ON LEACH PAD	66	16AUG04	30OCT04
PROCESS PLANT
4000060010	CONSTR PROCESS PLANT SUBSTRUCTURES/STRUCTURAL	63	03MAY04	14JUL04
4000060020	INSTL PROCESS PLANT MECHANICAL/PIPING/ELECTRICAL	69	15JUL04	02OCT04
4000060030	CONSTR PROCESS PLANT LABORATORY	36	02AUG04	11SEP04
SITE INFRASTRUCTURE
4000070010	CONSTR ADMINISTRATION/MAINTENACE BUILDINGS	78	31MAY04	28AUG04
4000070030	CONSTR WASTE WATER COLLECTION & TREATMENT SYSTEM	66	07JUN04	21AUG04
4000070070	CONSTRUCT SITE ROADS	78	31MAY04	28AUG04
4000070100	INSTL RAW WATER LINE TO RESERVOIR	54	01MAR04	01MAY04
4000070120	INSTL WATER DISTRIBUTION SYSTEMS	132	29MAR04	28AUG04
PROJECT COMMISSIONING
SYSTEM CHECKOUT/COMMISSIONING
5000080010	SYSTEM CHECKOUT AND TESTING	42	16AUG04	02OCT04
5000080020	PROCESS START-UP	24	04OCT04	30OCT04

Start Date Finish Date Data Date Run Date		01APR03 30OCT04 01APR03 18JUN03 09:30
© Primavera Systems, Inc.

SP01		Sheet 3 of 3
MINERA SAN XAVIER, S.A. de C.V.

CERRO SAN PEDRO PROJECT

MILESTONE SCHEDULE - FIGURE 15.2

WASHINGTON GROUP INTERNATIONAL

Date	Revision	Checked	Approved

18JUN03	DEVELOPMENT PLAN MILESTONE SCHEDULE	RSN

Cerro San Pedro Project	Development Plan

The start of construction is scheduled for January 1, 2004 and assumes that all the federal, state, and local permits, authorizations, impact studies, land purchases, rights-of-way, and water rights have been obtained, thereby enabling the construction work to legally begin.

Solicitation and evaluation of lump sum bids and awarding major contracts is expected to require 5 months of preconstruction schedule time. Other preconstruction activities will include relocation of protected cactus species and surveying on site. Prestripping operations of the mine will coincide with the start of construction. Lead-time for the mining equipment involved in pre-stripping is estimated at 5 months.

Certain purchase orders and subcontracts requiring long lead equipment and material deliveries will need to be released to allow sufficient time to support the project schedule. The project construction schedule has been compressed to a period of 9 months. The electrical power line construction and commissioning is considered to be a critical activity in the construction schedule.

15.6 Construction Labor Force

Mexican labor rates for various crew type compositions are shown in Table 15.2. The information used in the preparation of this Table was provided by MSX and has been supported by Mexican contractor quotes. The labor rates include fringe benefits, indirect costs (working clothes, transportation, small tools, consumables, etc.), and contractor administration and profits. The labor rates have been used to establish the construction costs for the areas of the project that have not yet been bid by contractors. Base hourly labor rates were established based on a 48-hour-per-week working schedule. The working crews are scheduled to work a total of 60 hours per week, therefore, additional overtime wages over the regular (48 hours per week) wages were included in the calculation of the crew hourly rate. The concept of the hourly crew rate times the estimated hours or days to complete the various tasks leads to the labor component of the estimated construction cost of a specific work.

15.7 Responsibilities during Construction and Preproduction

Project construction responsibilities are comprised of two components - the construction group and the mining group. The construction manpower is responsible for the activities summarized in Table 15.1 for all the actual site construction activities. Mining will be responsible for delivery and erection of the mining equipment, preproduction waste stripping and ore production, initial site preparation and construction of certain site access roads.

Section 15	September 2003	15-8

Cerro San Pedro Project	Development Plan

Table 15.2 Mexican National working Crew Hourly Rates

			BASIC
			REGULAR	OVERTIME		WORKMAN'S
			WAGES	WAGES	PAYROLL	COMPENSATION
		CREW	(PER	(12	BURDEN	INSURANCE	WORKING	SAFETY	HAND
	WORK CATEGORY	ALLOCATION	WEEK)	HOURS)	152%	90.00%	CLOTHES	SUPPLIES	TOOLS

EARTH WORK	CREW LEADER	10.00%	145.00	81.56	344.38	67.57	3.22	3.22	12.85
	HEAVY EQUIPMENT OPERATOR	10.00%	58.55	58.55	247.19	48.78	2.31	2.31	9.22
	TRUCK DRIVER	30.00%	78.07	43.91	166.42	96.60	1.79	1.73	6.92
	SPECIALIZED LABORER	20.00%	115.00	64.69	273.13	53.91	2.56	2.56	10.19
	SKILLED LABORER	20.00%	81.00	45.55	192.38	37.97	1.80	1.60	7.16
	HELPER	10.00%	46.00	25.88	109.25	21.56	1.02	1.02	4.08
CONCRETE WORK	CREW LEADER	10.00%	145.00	81.56	344.38	67.57	3.22	3.22	12.85
	SPECIALIZED LABORER	30.00%	115.00	54.69	273.13	63.91	2.56	2.55	10.19
	SKILLED LABORER	20.00%	81.00	45.56	190.38	97.97	1.80	1.80	7.18
	LABORER	20.00%	52.10	29.31	123.74	24.62	1.16	1.16	1.62
	HELPER	20.00%	45.00	25.88	109.25	21.56	1.02	1.02	4.08
STRUCTURAL	CREW LEADER	10.00%	145.00	81.55	344.38	67.57	3.22	3.22	12.85
STEEL	CRANE OPERATOR	10.00%	104.08	58.55	247.19	48.79	2.91	2.91	9.22
	STEEL ERECTOR	30.00%	91.08	51.23	216.32	42.69	2.02	2.02	8.07
	STEEL ERECTOR HELPER	20.00%	58.55	32.93	139.06	27.15	1.30	1.30	6.19
	WELDER	10.00%	84.57	47.57	200.85	39.64	1.88	1.68	7.49
	SPECIALIZED LABORER	10.00%	115.00	64.69	273.13	53.91	2.56	2.56	10.19
	SKILLED LABORER	10.00%	104.08	58.55	247.19	48.79	2.91	2.31	8.22
MECHANICAL	CREW LEADER	10.00%	195.16	109.78	453.51	91.46	4.33	4.33	17.29
INSTALLATION	MILLWRIGHT	36.00%	156.13	87.82	370.81	73.19	8.46	3.45	13.83
	SKILLED LABORER	40.00%	104.08	58.55	247.18	46.79	2.91	2.31	9.22
	HELPER	15.00%	45.00	25.88	108.25	21.56	1.02	1.02	4.08
PIPING	CREW LEADER	10.00%	145.00	81.56	344.38	67.97	9.22	3.22	12.85
INSTALLATION	PIPEFITTER	36.00%	104.08	58.55	247.19	48.79	2.31	2.3I	9.22
	SKILLED LABORER	35.00%	104.08	58.55	247.19	48.79	2.31	2.91	9.22
	HELPER	20.00%	46.00	25.88	109.25	21.56	1.02	1.02	4.08
ELECTRICAL	CREW LEADER	10.00%	195.16	109.78	463.51	91.46	4.33	4.99	17.29
INSTRUMENTATION	ELECTRICIAN	35.00%	156.13	87.82	370.81	73.19	3.45	3.46	13.83
INSTALLATION	SKILLED LABORER	40.00%	104.08	58.55	247.19	48.79	2.31	2.31	9.22
	HELPER	16.00%	46.00	25.88	109.25	21.56	1.02	1.02	4.08
ARCHITECTURAL	CREW LEADER	10.00%	145.00	81.56	344.38	67.97	9.22	9.22	12.85
WORKS	SPECIALIZED LABORER	40.00%	115.00	64.69	273.19	53.91	2.55	2.56	10.19
	SKILLED LABORER	30.00%	81.00	45.56	192.38	37.97	1.80	1.60	7.18
	HELPER	20.00%	46.00	25.88	109.25	21.58	1.02	1.02	4.06

[Additional columns below]

[Continued from above table, first column(s) repeated]

		INDIRECT FEES 60%

							WEEKLY	CREW
			OFF-SITE	ROOM &	SITE	ADMIN &	WAGES	HOURLY
	WORK CATEGORY	CONSUMABLES	TRANSP.	BOARD	SUPERVISION	PROFITS	CONSOLIDATED	RATE

EARTH WORK	CREW LEADER	1.61	1.63	4.28	42.80	66.34	77.48
	HEAVY EQUIPMENT OPERATOR	1.16	1.17	3.07	30.72	47.52	66.62
	TRUCK DRIVER	0.87	0.88	2.31	23.04	35.72	125.18
	SPECIALIZED LABORER	1.28	1.29	3.40	33.94	52.61	122.91	8.21
	SKILLED LABORER	0.80	0.91	2.39	23.91	37.05	86.57
	HELPER	0.51	0.52	1.36	13.58	21.05	24.58
CONCRETE WORK	CREW LEADER	1.61	1.63	4.28	42.80	66.34	77.48
	SPECIALIZED LABORER	1.20	1.29	3.40	33.84	52.61	184.36
	SKILLED LABORER	0.90	0.91	1.39	23.91	37.06	86.57	7.55
	LABORER	0.58	0.59	1.54	15.38	23.84	55.58
	HELPER	0.51	0.52	1.36	13.58	21.05	49.16
STRUCTURAL	CREW LEADER	1.61	1.63	4.28	42.80	56.34	77.48
STEEL	CRANE OPERATOR	1.15	1.17	3.07	90.72	47.62	55.62
	STEEL ERECTOR	1.01	1.02	2.69	26.89	41.67	146.01
	STEEL ERECTOR HELPER	0.65	0.66	1.73	17.28	26.79	62.58	8.40
	WELDER	0.94	0.95	2.50	24.96	38.69	45.19
	SPECIALIZED LABORER	1.28	1.29	3.40	33.94	52.61	61.45
	SKILLED LABORER	1.15	1.17	3.07	30.72	47.52	55.62
MECHANICAL	CREW LEADER	2.17	2.20	6.76	57.60	89.29	104.29
INSTALLATION	MILLWRIGHT	1.73	1.76	4.61	46.08	71.43	282.01	10.93
	SKILLED LABORER	1.15	1.17	3.07	30.72	47.62	222.47
	HELPER	0.51	0.52	1.36	13.53	21.05	35.87
PIPING	CREW LEADER	1.61	1.63	4.28	42.80	66.34	77.48
INSTALLATION	PIPEFITTER	1.15	1.17	3.07	30.72	47.62	194.66	8.60
	SKILLED LABORER	1 15	1.17	3.07	90.72	47.62	194.66
	HELPER	0.51	0.52	1.36	13.58	21.05	49.16
ELECTRICAL	CREW LEADER	2.17	2.20	5.76	57.80	89.29	104.29
INSTRUMENTATION	ELECTRICIAN	1.73	1.76	4.61	46.09	71.43	292.01	10.53
INSTALLATION	SKILLED LABORER	1.15	1.17	307	90.72	47.82	222.47
	HELPER	0.61	0.52	1.36	13.58	21.05	36.87
ARCHITECTURAL	CREW LEADER	1.61	1.69	4.28	42.80	66.34	77.48
WORKS	SPECIALIZED LABORER	1.28	1.29	3.40	33.94	52.61	246.81	8.37
	SKILLED LABORER	0.80	0.91	2.39	23.91	37.05	129.85
	HELPER	0.51	0.52	1.98	13.58	21.05	49.18

Section 15	September 2003	15-9

Cerro San Pedro Project	Development Plan

16. OPERATING COST SUMMARY

16.1 Introduction

Detailed operating costs have been developed based on the current mine plan and updated pricing. The operating costs are allocated to processing, mining and general and administrative costs. Since the mining will be done by contract, the bulk of the mine operating costs are based on unit rates that are provided by Washington Group International. Processing costs include costs for reagents, power, operating and maintenance supplies, labor and water. General and administrative costs include salaries for general management and administrative personnel, owner’s operating costs, and the costs associated with shipping and refining of doré.

16.2 Mining

Table 16.1 below summarizes the mining operating costs for the Cerro San Pedro project. Seventy six percent of the costs associated with mining are included in the contract mining and twenty percent is due to the cost of fuel.

Table 16.1

MINING OPERATING COST SUMMARY

		average $ / oz Au
	average $ / tonne ore	equivalent

Washington Group contract mining	$1.60	$101.77
Fuel	$0.44	$28.17
MSX Mine Operations Labor	$0.04	$2.80
Water	$0.03	$1.63

Total	$2.11	$134.38

In addition to the Washington Group International mining costs, MSX has some staff members who are dedicated to the mining operations and are included in Table 16.1 as “Mine Operations Labor”. Table 16.2 lists the positions and the costs associated with each of them, including the annual cost during the normal eight-year production period.

Section 16	September, 2003	16-1

Cerro San Pedro Project	Development Plan

The cost of water used for dust control and equipment washing is also allocated to the total mining costs. A discussion of the water consumption for Cerro San Pedro is presented in Section 16.4.

Table 16.2

MINE OPERATIONS SALARIES

		Annual Rate	Benefits	Cost per Year
Position	Number	US$	percent, %	US$

Senior Mine Engineer	1	$60,000	50%	$90,000
Mine Engineer	1	$32,500	30%	$42,250
Mine Technician	1	$12,000	60%	$19,200
Senior Geologist	1	$60,000	50%	$90,000
Surveyor	1	$12,000	60%	$19,200
Geology Technician	2	$12,000	60%	$38,400

Mine Operations Total	7			$299,050

16.3 Processing

Process operating costs are summarized in Table 16.3, which shows the average processing cost per tonne of ore by major category and per equivalent gold ounce. Most of the process operating costs at Cerro San Pedro will vary directly with process tonnage. Tonnage dependent reagents, supplies, and utilities account for about 90 percent of the total estimated process operating cost at Cerro San Pedro. Labor costs are less variable than the other process cost components and are not expected to rise or fall dramatically during the life of the mine except for start up and closure.

Costs for outside refinery services and security have not been included in the calculation for overall processing costs. These costs are reflected in general and administrative costs for Cerro San Pedro. Heap leach haulage, spreading, and ripping costs are included in the cost estimate for mine operations.

Table 16.3

PROCESSING OPERATING COST SUMMARY

	average $ / tonne	average $ / oz AU equivalent

Power	$0.10	$6.34
Reagents	$0.68	$43.01
Water	$0.032	$2.03
Labor	$0.08	$5.28
Operating and Maintenance Supplies	$0.09	$5.46

Section 16	September, 2003	16-2

Cerro San Pedro Project	Development Plan

PROCESSING OPERATING COST SUMMARY

	average $ / tonne	average $ / oz AU equivalent

Total	$0.98	$62.13

The process operating costs are presented graphically in Figure 16.1. From this graph it is easy to see that the majority of the operating costs associated with processing are due to the cost of reagents.

Figure 16.1 Process Operating Costs

16.3.1. Power Costs

Comisión Federal de Electricidad (CFE) will supply power. CFE is the government-owned electric utility company in Mexico. The average power cost for the mine was calculated on the basis of the charges listed by CFE on its Internet website. This takes into account the base rate, hours of usage, and demand charges. Based on this information, the average cost per kilowatt-hour equates to US$0.065.

Details of the calculations for determining the power cost are presented in the Operating Cost Estimate, which is included in Appendix 16.1. The cost of power is included as an average annual cost over the life of the mine. Since the power costs associated with pumping leach solutions account for about 17

Section 16	September, 2003	16-3

Cerro San Pedro Project	Development Plan

percent of the average power demand, the costs will vary over the mine life. The costs will be lower in the early stages of the operation when leaching is done on the lower lifts of Phase I of the leach pad, increase as the ore is stacked higher on Phase I, decrease again when the lower lifts of ore are placed on the Phase II expansion and finally increase as higher lifts are placed on Phase II.

The average annual cost of power during operations is approximately $609,194.

16.3.2. Process Labor Costs

Labor costs for the positions associated with processing are presented in Table 16.4. The costs are presented as an annual summary of costs for each salaried position, including salary and burden. As shown in Figure 16.1, labor costs represent a small part (only about 7 percent) of the total process costs.

Table 16.4

Process Operations Salaries

		Annual Rate	Benefits	Cost per Year
Position	Number	US$	Percent, %	US$

Chief Metallurgist	1	$37,500	30%	$48,750
Metallurgical Technician	1	$12,000	60%	$19,200
Sample Preparation	2	$8,000	60%	$25,600
Chief Chemist	1	$37,500	30%	$48,750
Assayer	2	$14,000	60%	$44,800
Technician	2	$12,000	60%	$38,400
General Foreman	1	$32,500	30%	$42,250
Shift Supervisor	4	$17,000	30%	$88,400
Process Clerk	1	$6,500	60%	$10,400
Mechanic	4	$6,500	60%	$41,600
Merrill-Crowe Operator	4	$4,800	60%	$30,720
Refinery Operator	4	$4,800	60%	$30,720
Leach Pad Operator	4	$4,800	60%	$30,720
Helper	8	$3,800	60%	$48,640
Laborer	8	$3,000	60%	$38,400

Process Operations Totals	47			$587,350

16.3.3. Process Reagents

Reagents account for nearly 70 percent of the estimated process operating costs at Cerro San Pedro. Table 16.5 shows the estimated cost and average consumption rate for these reagents. Table 16.6 shows the average unit costs per tonne of ore processed. The data are also shown graphically in Figure 16.2. Table 16.7 shows the expected annual cost for the reagents based upon scheduled processing rates for each ore type. Predicted reagent consumption is based upon metallurgical testwork, as

Section 16	September, 2003	16-4

Cerro San Pedro Project	Development Plan

presented in Section 6 of this report, and historical operating data from other large Merrill-Crowe heap leach operations.

Again, additional details of these calculations are shown in the Operating Cost Estimate, which is included in Appendix 16.1. Price quotes were solicited to verify prices for sodium cyanide, lime, zinc, caustic soda, lead nitrate and diatomaceous earth. The price for antiscalent was taken from the Western Mine Engineer Cost Service © 2002 and the price for refinery flux was taken from the Glamis Feasibility Study. Copies of the price quotations are also included in Appendix 16.2.

The annual costs vary greatly primarily due to the different consumption rates for lime and sodium cyanide depending on the ore type. Due to the higher cyanide and lime consumption for the porphyry mixed and porphyry sulfide ore types, the cost of reagents jumps in Years 7 and 8. The data are shown in Table 16.7. Nearly 90 percent of the reagent cost is associated with lime and cyanide.

A number of operations have experienced operational difficulties in leaching ore types that contain even minimal amounts of sulfide minerals even when the increased costs appear to be economically viable. The current mining plan includes processing of the porphyry mixed and porphyry sulfide ore types. However, the impact of processing these ore types should be carefully assessed during the early years of processing to determine whether the larger tonnages encountered in Years 7 and 8 should be processed as ore or not.

Table 16.5

Reagents

Process Reagent	Consumption	Consumption Units	Unit Cost per kg

Sodium Cyanide	0.328	kg/tonne ore	$1.0750
Lime	3.278	kg/tonne ore	$0.0732
Zinc	2.000	gram/gram precious metal	$2.0613
Refinery fluxes	2.000	gram/gram precious metal	$0.4400
Lead nitrate	0.030	grams/gram zinc	$0.8800
Antiscalent	5.000	g/tonne ore	$2.4361
Caustic soda	3.000	g/tonne ore	$1.0417
Diatomaceous earth	0.034	kg/tonne ore	$0.6944

Section 16	September, 2003	16-5

Cerro San Pedro Project	Development Plan

Table 16.6

AVERAGE REAGENT COSTS

Item	cost per tonne of ore	cost per Au equivalent oz

Sodium Cyanide	$0.3526	$22.41
Lime	$0.2398	$15.24
Zinc	$0.0370	$2.35
Refinery fluxes	$0.0079	$0.50
Lead nitrate	$0.0005	$0.03
Antiscalent	$0.0122	$0.77
Caustic soda	$0.0031	$0.20
Diatamaceous earth	$0.0236	$1.50

Total	$0.6767	$43.01

Figure 16.2 Average Reagent Costs

Section 16	September, 2003	16-6

Cerro San Pedro Project	Development Plan

Table 16.7

Annual Cost Of Reagents

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6

Sodium Cyanide	$1,871,159	$2,400,958	$2,461,214	$2,624,494	$2,461,861	$2,550,697
Lime	$1,267,656	$1,630,469	$1,674,696	$1,785,966	$1,675,066	$1,735,834
Zinc	$210,711	$279,314	$277,966	$260,482	$268,283	$290,141
Refinery fluxes	$44,978	$59,622	$59,334	$55,602	$57,267	$61,933
Lead nitrate	$2,699	$3,577	$3,560	$3,336	$3,436	$3,716
Antiscalent	$73,714	$91,376	$91,330	$91,371	$91,334	$91,360
Caustic soda	$18,912	$23,444	$23,432	$23,442	$23,433	$23,439
Diatamaceous earth	$142,893	$177,129	$177,040	$177,120	$177,048	$177,097

TOTAL	$3,632,721	$4,665,889	$4,768,573	$5,021,812	$4,757,729	$4,934,217

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 7	Year 8	Year 9	Year 10	Total

Sodium Cyanide	$2,971,026	$3,284,362	$910,558	$0	$21,536,329
Lime	$2,022,253	$2,235,527	$619,778	$0	$14,647,246
Zinc	$330,131	$244,358	$85,624	$10,265	$2,257,275
Refinery fluxes	$70,469	$52,160	$18,277	$2,191	$481,832
Lead nitrate	$4,228	$3,130	$1,097	$131	$28,910
Antiscalent	$91,372	$91,355	$30,704	$0	$743,917
Caustic soda	$23,442	$23,438	$7,878	$0	$190,860
Diatamaceous earth	$177,121	$177,088	$59,519	$0	$1,442,055

TOTAL	$5,690,042	$6,111,419	$1,733,435	$12,587	$41,328,424

Section 16	September, 2003	16-7

Cerro San Pedro Project	Development Plan

16.3.4  Process Operating and Maintenance Supplies

Process operating and maintenance supplies are estimated as ten percent of the cost of reagents, power, and process labor. The process and maintenance supplies include the costs for piping and irrigation supplies for the heap leach operation, propane, pump parts, laboratory operating costs, and maintenance supplies. Since costs for piping and irrigation supplies are carried as an operating cost, no allowance is made for them in on-going capital expenditures.

The cost for refining and plant security has been included in the general and administrative costs for the project. Outside refinery services are shown as a separate line item in the cash flow model.

16.3.5  Process Water

Roughly half of the water consumed at Cerro San Pedro is used in heap leaching and processing, as discussed in the following section. The majority of this water is used in processing, as discussed in the following section. The majority of the water used in processing is used as makeup water in the heap leach operation. Water is consumed by both evaporation and saturation of the ore on the leach pad. The amount of water required for leaching is estimated from a detailed water balance that was completed as part of the leach pad design. Additional water is used in the processing plant and to support the general site with potable water.

16.4    Water

Both the mine and the heap leach facilities use significant quantities of water. The mine uses water for dust control on the haul roads and for washing of equipment. Water is used in processing as makeup water for heap leaching and in the processing plant. The cost of water for the Cerro San Pedro Project is currently 4 pesos per cubic meter, which converts to approximately US$0.39 per cubic meter. The annual cost of water is around US$0.4 million for most years, which equates to about $0.06 per tonne of ore processed. Table 16.8 shows the annual consumption of water and the costs associated with it.

16.5    G&A and Other

The General Administration and Services (G&A) costs are presented in Section 10. The G&A operating costs include the labor costs for general management and administration personnel, as well as costs for insurance, security, busing, and other general costs associated with the operation of the mine. The annual costs average around $2.5 million during the operating period as shown in Table 16.10. A detailed list of the Owner’s operating costs is included in the operating cost estimate, which is in the Appendix.

Section 16	September, 2003	16-8

Cerro San Pedro Project	Development Plan

Table 16.8

Annual Water Requirements and Costs

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6

Leach Pad (m3/hr)	50.559	62.026	62.026	62.026	62.026	62.026
24 hours per day	442,898	543,348	543,348	543,348	543,348	543,348
Process Building (m3/hr)	7.949	7.949	7.949	7.949	7.949	7.949
16 hours per day	46,419	46,419	46,419	46,419	46,419	46,419
Total Process Water Use	489,317	589,767	589,767	589,767	589,767	589,767
Mine Water Use (m3/hr)	60.560	60.560	60.560	60.560	60.560	60.560
24 hours per day, 6 days	453,475	453,475	453,475	453,475	453,475	453,475
Truck Shop (m3/hr)	3.407	3.407	3.407	3.407	3.407	3.407
24 hours per day, 6 days	25,508	25,508	25,508	25,508	25,508	25,508
Total Mine Water Use	478,983	478,983	478,983	478,983	478,983	478,983
Total Consumption (m3)	968,300	1,068,750	1,068,750	1,068,750	1,068,750	1,068,750

TOTAL	$377,873	$417,073	$417,073	$417,073	$417,073	$417,073

Cost Per Tonne	$0.06	$0.06	$0.06	$0.06	$0.06	$0.06
Cost Per Ounce (Au Equivalent)	$4.39	$3.56	$3.44	$3.45	$3.71	$3.31

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 7	Year 8	Year 9	Year 10	Total

Leach Pad (m3/hr)	62.026	58.755	29.377	14.689
24 hours per day	543,348	514,690	257,345	128,673	4,603,692
Process Building (m3/hr)	7.949	7.949	3.974	1.987
16 hours per day	46,419	46,419	23,210	11,605	406,170
Total Process Water Use	589,767	561,110	280,555	140,277	5,009,861
Mine Water Use (m3/hr)	60.560	60.560	20.167	4.033
24 hours per day, 6 days	453,475	453,475	151,007	30,201	3,809,006
Truck Shop (m3/hr)	3.407	3.407	1.134
24 hours per day, 6 days	25,508	25,508	8,494		212,558
Total Mine Water Use	478,983	478,983	159,501	30,201	4,021,563
Total Consumption (m3)	1,068,750	1,040,092	440,056	170,479	9,031,425

TOTAL	$417,073	$405,890	$171,729	$66,528	$3,524,458

Cost Per Tonne	$0.06	$0.05	$0.07		$0.06
Cost Per Ounce (Au Equivalent)	$2.91	$4.12	$5.32	$22.82	$3.67

Section 16	September, 2003	16-9

Cerro San Pedro Project	Development Plan

The general management and administrative positions and salaries are shown in Tables 16.9 and 16.10.

Table 16.9

General Management Salaries

		Annual Rate	Benefits	Cost per Year
Position	Number	US$	Percent, %	US$

General Manager	1	$110,000	50%	$165,000
Mine Manager	1	$95,000	50%	$142,500
Process Manager	1	$95,000	50%	$142,500
Administration Manager	1	$55,000	30%	$71,500
Environmental Coordinator	1	$35,000	30%	$45,500
Projects Engineer	1	$22,500	30%	$29,250
Administrative Assistant	1	$8,000	60%	$12,800
Receptionist	1	$4,500	60%	$7,200

Total	8

General Management Salaries, US$				$616,250

Table 16.10

Administration Salaries

		Annual Rate	Benefits	Cost per Year
Position	Number	US$	Percent, %	US$

Human Resources Manager	1	$32,500	30%	$42,250
Safety/Security Supervisor	1	$17,000	30%	$22,100
HR Representative	1	$14,000	60%	$22,400
Information Supervisor	1	$12,000	60%	$19,200
Secretary	1	$4,500	60%	$7,200
Senior Accountant	1	$20,000	30%	$26,000
Cost Accountant	1	$14,000	60%	$22,400
Purchasing Agent	1	$14,000	60%	$22,400
Warehouse Supervisor	1	$8,000	60%	$12,800
Accounting Clerk	1	$6,500	60%	$10,400
Payroll Clerk	1	$6,500	60%	$10,400
Office Messenger	1	$4,800	60%	$7,680
Secretary	1	$4,500	60%	$7,200
Warehouse Helper	1	$3,800	60%	$6,080
Janitor / General	2	$3,000	60%	$9,600

Total	16

Administration Salaries, US$				$248,110

Section 16	September, 2003	16-10

Cerro San Pedro Project	Development Plan

The gold refining and shipping charges are based on the information shown in Table 16.11 and a gold price of $325 and silver price of $4.64. The refining and treatment charges are based on a proposal from Johnson Matthey Refinery in Salt Lake City, Utah.

Table 16.11

Basis for Refining and Shipping Charges

Item	Rate	Units

Gold treatment charges	$0.200	per ounce of Au received
Silver treatment charges	$0.200	per ounce of Ag received
Gold accountability	99.50%	of assayed content
Silver accountability	99.75%	of assayed content
Estimated purity of dore shipped	94.00%	per ounce of gold credited
Transportation and insurance	$5,000	per shipment

Table 16.12 shows the annual costs for refining and shipping. It is assumed that doré will be shipped from the mine site every two weeks, i.e. 26 times per year. Table 16.13 summarizes all of the G&A costs.

Section 16	September, 2003	16-11

Cerro San Pedro Project	Development Plan

Table 16.12

Refining and Shipping Charges by Year

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6

Au treatment, $	$13,570	$18,621	$19,539	$19,853	$17,850	$20,320
Ag treatment, $	$336,066	$444,849	$441,694	$412,368	$427,316	$461,116
Au return, $	$103,640	$142,219	$149,226	$151,628	$136,332	$155,191
Ag return, $	$18,164	$24,044	$23,874	$22,288	$23,096	$24,923
Refining charge, $	$31,730	$43,541	$45,686	$46,421	$41,739	$47,512
Total Refining Charges	$503,170	$673,273	$680,018	$652,558	$646,333	$709,061
Shipping Charges	$130,000	$130,000	$130,000	$130,000	$130,000	$130,000

TOTAL	$633,170	$803,273	$810,018	$782,558	$776,333	$839,061

Cost Per Tonne	$0.10	$0.11	$0.11	$0.10	$0.10	$0.11
Cost Per Ounce (Au Equivalent)	$7.35	$6.86	$6.68	$6.48	$6.91	$6.65

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 7	Year 8	Year 9	Year 10	Total

Au treatment, $	$23,094	$15,454	$4,921	$385	$153,606
Ag treatment, $	$524,697	$390,013	$137,156	$16,647	$3,591,921
Au return, $	$176,379	$118,029	$37,581	$2,939	$1,173,163
Ag return, $	$28,360	$21,080	$7,413	$900	$194,143
Refining charge, $	$53,999	$36,135	$11,505	$900	$359,168
Total Refining Charges	$806,529	$580,711	$198,576	$21,771	$5,472,001
Shipping Charges	$130,000	$130,000	$130,000	$130,000	$1,300,000

TOTAL	$936,529	$710,711	$328,576	$151,771	$6,772,001

Cost Per Tonne	$0.12	$0.09	$0.13		$0.11
Cost Per Ounce (Au Equivalent)	$6.53	$7.21	$10.19	$52.05	$7.05

Table 16.13

G&A Operating Cost Summary

	average cost per		average $ / oz Au
	year (US$)	average $ / tonne	equivalent

General Management	$585,438	$0.10	$6.09
Administration	$223,299	$0.04	$2.32
Owners Costs	$822,020	$0.135	$8.55
Dore Shipping and Refining	$677,200	$0.111	$7.05

Total	$2,307,957	$0.38	$24.02

Section 16	September, 2003	16-12

Cerro San Pedro Project	Development Plan

16.6     Operating Cost Summary

A summary of the operating costs is shown in Table 16.14. The data is also shown graphically in Figure 16.3. The annual operating costs are summarized in Table 16.15.

Over the life of the mine, the average operating costs are $3.47 per tonne and $220.53 per equivalent ounce of gold.

Table 16.14

	Summary of Operating Costs

	Average Cost	average	average $ / oz
	per Year (US$)	$ / tonne	Au equivalent

Processing	$5,970,212	$0.98	$62.13
General & Administrative	$2,307,957	$0.38	$24.02
Mining Costs	$12,912,046	$2.11	$134.38
Total, US$	$21,190,215	$3.47	$220.53
Figure 16.3 Summary of Operating Costs

Section 16	September, 2003	16-13

Cerro San Pedro Project	Development Plan

Table 16.15

OPERATING COST BY YEAR

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6

Processing Costs
Reagents
Sodium Cyanide	$1,871,159	$2,400,958	$2,461,214	$2,624,494	$2,461,861	$2,550,697
Lime	$1,267,656	$1,630,469	$1,674,696	$1,785,966	$1,675,066	$1,735,834
Zinc	$210,711	$279,314	$277,966	$260,482	$268,283	$290,141
Refinery fluxes	$44,978	$59,622	$59,334	$55,602	$57,267	$61,933
Lead nitrate	$2,699	$3,577	$3,560	$3,336	$3,436	$3,716
Antiscalent	$73,714	$91,376	$91,330	$91,371	$91,334	$91,360
Caustic soda	$18,912	$23,444	$23,432	$23,442	$23,433	$23,439
Diatamaceous earth	$142,893	$177,129	$177,040	$177,120	$177,048	$177,097
Total Reagent Costs	$3,632,721	$4,665,889	$4,768,573	$5,021,812	$4,757,729	$4,934,217
Power	$696,221	$696,221	$696,221	$696,221	$696,221	$696,221
Water	$190,953	$230,153	$230,153	$230,153	$230,153	$230,153
Process Operations Labor	$587,350	$587,350	$587,350	$587,350	$587,350	$587,350
Operating & Mtce Supplies	$491,629	$594,946	$605,214	$630,538	$604,130	$621,779

Total Processing Costs	$5,598,875	$6,774,559	$6,887,512	$7,166,075	$6,875,583	$7,069,720

General & Administrative Costs
General Management	$616,250	$616,250	$616,250	$616,250	$616,250	$616,250
Administration	$248,110	$248,110	$248,110	$248,110	$248,110	$248,110
Owner’s Operating Costs	$1,082,200	$882,200	$882,200	$882,200	$882,200	$882,200
Dore Refining Charges	$503,170	$673,273	$680,018	$652,558	$646,333	$709,061
Dore Shipping Charges	$130,000	$130,000	$130,000	$130,000	$130,000	$130,000

Total G & A Costs	$2,579,730	$2,549,833	$2,556,578	$2,529,118	$2,522,893	$2,585,621

Mining Costs
WGI	$13,478,554	$13,844,515	$13,449,982	$13,601,347	$13,190,647	$9,451,092
Fuel	$3,575,540	$3,798,320	$3,709,840	$3,743,020	$3,697,200	$2,561,180
Water	$186,920	$186,920	$186,920	$186,920	$186,920	$186,920
Mine Operations Labor	$299,050	$299,050	$299,050	$299,050	$299,050	$299,050

Total Mining Costs	$17,540,064	$18,128,805	$17,645,792	$17,830,337	$17,373,817	$12,498,242

Total Operating Costs	$25,718,670	$27,453,198	$27,089,882	$27,525,530	$26,772,293	$22,153,584

Cost per Tonne of Ore	$4.25	$3.66	$3.61	$3.67	$3.57	$2.95
Cost per Au Equivalent Ounce	$298.59	$234.42	$223.49	$227.97	$238.35	$175.58

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year 7	Year 8	Year 9	Year 10	Total

Processing Costs
Reagents
Sodium Cyanide	$2,971,026	$3,284,362	$910,558	$0	$21,536,329
Lime	$2,022,253	$2,235,527	$619,778	$0	$14,647,246
Zinc	$330,131	$244,358	$85,624	$10,265	$2,257,275
Refinery fluxes	$70,469	$52,160	$18,277	$2,191	$481,832
Lead nitrate	$4,228	$3,130	$1,097	$131	$28,910
Antiscalent	$91,372	$91,355	$30,704	$0	$743,917
Caustic soda	$23,442	$23,438	$7,878	$0	$190,860
Diatamaceous earth	$177,121	$177,088	$59,519	$0	$1,442,055
Total Reagent Costs	$5,690,042	$6,111,419	$1,733,435	$12,587	$41,328,424
Power	$696,221	$696,221	$348,111	$174,055	$6,091,937
Water	$230,153	$218,970	$109,485	$54,742	$1,955,068
Process Operations Labor	$587,350	$587,350	$189,080	$189,080	$5,076,960
Operating & Mtce Supplies	$697,361	$739,499	$227,063	$37,572	$5,249,732

Total Processing Costs	$7,901,127	$8,353,459	$2,607,173	$468,037	$59,702,120

General & Administrative Costs
General Management	$616,250	$616,250	$616,250	$308,125	$5,854,375
Administration	$248,110	$248,110	$124,055	$124,055	$2,232,990
Owner’s Operating Costs	$854,300	$854,300	$620,300	$398,100	$8,220,200
Dore Refining Charges	$806,529	$580,711	$198,576	$21,771	$5,472,001
Dore Shipping Charges	$130,000	$130,000	$130,000	$130,000	$1,300,000

Total G & A Costs	$2,655,189	$2,429,371	$1,689,181	$982,051	$23,079,566

Mining Costs
WGI	$8,467,922	$9,107,553	$3,199,451	$0	$97,791,064
Fuel	$2,407,920	$2,641,760	$933,780	$0	$27,068,560
Water	$186,920	$186,920	$62,244	$11,786	$1,569,391
Mine Operations Labor	$299,050	$299,050	$299,050	$0	$2,691,450

Total Mining Costs	$11,361,812	$12,235,283	$4,494,526	$11,786	$129,120,464

Total Operating Costs	$21,918,128	$23,018,113	$8,790,880	$1,461,874	$211,902,151

Cost per Tonne of Ore	$2.92	$3.07	$3.49		$3.47
Cost per Au Equivalent Ounce	$152.80	$233.50	$272.58	$501.34	$220.53

Section 16	September, 2003	16-14

Cerro San Pedro Project	Development Plan

17. CAPITAL COST ESTIMATE

17.1 Summary

The project capital has been estimated by Metallica, TIC, and Washington Group. Metallica estimated the Owner’s costs and fuel, Washington Group estimated the mine area costs, and TIC estimated the Process Facilities, Admin and Infrastructure identified (excluding the fuel and Owner’s costs), and contingency areas.

The total capital cost for this project is summarized in Table 17.1, which is included below.

Table 17.1
Capital Cost Estimate

Area	Description	Cost, US$000s

Mine	ROM Haul Road and Pit Access	1,437
	Contract Miner Mobilization	776
	Capitalized Pre-Strip	6,161

	Total Mine	8,374

Process Facilities	Leach Pad & Solution Ponds	4,174
	Process Equipment, Spares, Process Bldg.	3,261
	Lime Silo	172
	Laboratory Equipment	223

	Total Process	8,371

Admin & Infrastructure	Concrete/Site Grading & Roads	243
	Lab, Office & Guard	716
	Security/Fencing	195
	Water Supply, Storage & Distribution	333
	Power Supply & Distribution	2,533

	Total Admin and Infrastructure	4,019

Indirects	CM/Construction Indirects	1,133
	Engineering/QAQC	691
	Overhead and Fee	1,365
	Fuel	1,378
	Owner’s Cost	2,631

	Total Indirects	7,199

	Contingency	238

TOTAL		28,201

Section 17	September 2003	17-1

Cerro San Pedro Project	Development Plan

17.2 Basis of Estimate

17.2.1 Purpose

This capital estimate is for a gold heap leaching and refining facility located approximately 20 miles from San Luis Potosi, Mexico. All costs are expressed in first quarter 2003 dollars. All costs in Mexican pesos were converted to US dollars at a 10.25 pesos = $1.00 conversion rate.

17.2.2 Scope

Washington Group International has prepared the mine development cost estimate, TIC International and Lyntek Inc. prepared the development costs for the heap leach facilities, the refining and process plant, plus all associated utilities such as fire protection, potable water, sanitary sewers, an electrical substation and electrical power distribution, lime handling, roads and parking areas, storm drainage, and raw water distribution systems. The process and infrastructure designs and layout were developed in conjunction with Metallica.

17.2.3 Construction Approach

All Leach Pad and Plant Area construction will be performed by local Mexican subcontractors and will be supervised by MexTICa’s construction management team.

Labor costs are based on using subcontracted craft labor. The labor rates used include all applicable burdens, payroll taxes and insurances, plus contractor’s overheads and fee.

Manhours include productivity factors for work in Mexico.

17.2.4 Quantity Basis

Cost Areas	Description

01 – Improvements to Site	Lyntek’s engineers developed preliminary grading design and TIC’s estimating group quantified the cut and fill requirements for the leach pad and plant/pond areas. The scope of work for this account includes:

A.	Rough and finish grading for leach pads 1, 2, ponds, and process facilities

B.	HDPE and LDPE liners for leach pads, ponds and ditches

C.	Geonet and geofabric liners for liners, leach pads, and trenches

D.	Perforated pregnant solution collection pipe

E.	Relocation of microwave towers and other communication equipment

F.	Fencing

G.	Haul Road is in the mining scope of work

H.	Top soil removal

I.	Access Roads for the plant area are included in this scope of work

02 – Earthwork	TIC’s estimating group developed the quantities shown in the estimate for structural excavation and backfill. TIC’s estimating group developed clay fill quantities and crushed ore overliner quantities.

Major items in this account include:

A.	Clay linings for leach pads, ponds, and ditches

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Cerro San Pedro Project	Development Plan

Cost Areas	Description

B.	Dikes for ponds and leach pads

C.

D.	Structural excavation and backfill for building and equipment foundations.

E.	Crushed and screened ore overliner/drain cover for leach pads and ditches.

03 – Concrete	The estimating group calculated the concrete quantities based on preliminary foundation definition provided by Lyntek Inc.

05 – Structural Steel	The structural steel quantities were generated by TIC’s estimating group based on preliminary sketches from Lyntek Inc. of the pipe rack and equipment platforms.

06-16 – Plant Equipment	Equipment type, quantities, and sizes shown in the estimate are based on preliminary design and vendor information from Lyntek Inc. for the following items:

A.	Process plant equipment including melt furnace, clarification and precipitate filters, Deaereation Tower and Retort

B.	Emergency Generator

C.	Well water pumps

All Solution pumps

G.	E. Lime storage binF. All major equipment & tanksElectrical Switchgear

F.	Field Erected Tanks

.. The lime storage and loadout system is designed to accommodate Cat 785 haul trucks and is based on preliminary sketches and vendor quotes.

21 – Piping	Lyntek’s piping discipline engineers provided the TIC estimating group with preliminary P&ID’s with pipe sizes, and material for the barren and pregnant solution systems, refining piping systems, fire water and raw water systems. Estimators conceptually routed and quantified piping for utility water systems by defining connection and user points on GA drawings.

.. The installation hours are based on TIC historical data and material costs for these systems are based on vendor’s quotes.

23 – Insulation	Not applicable to this project.

24 – Instrumentation	Instrumentation quantities for process, firewater, and lime systems are based on preliminary information provided by Lyntek Inc. Their piping discipline engineers defined instrument quantities on the preliminary P&ID’s for in-line instrumentation in the process systems.

25 – Electrical	The electrical quantities were developed by TIC’s electrical discipline estimators based on equipment list and utility system definitions provided by Lyntek Inc. The estimating group developed costs for building

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Cerro San Pedro Project	Development Plan

Cost Areas	Description

lighting.

27 – Painting	Mechanical and electrical equipment will have manufacturers standard paint specified for the plant environment. Tanks will be painted to blend with the environment. Support steel will have a fabricators standard primer coating. Buildings will have normal architectural paint. Piping will be unpainted but have system coding bands.

29 – Substation	Several local subcontractors provided quotations for the electrical substation rated at 10 MVA, 115/13.8 kv. Their quotations were based on a preliminary design derived from a similar size application. . Quotations were found to be in the price range of similar sized installations.

Local subcontractors provided quotations for the 115 kv overhead transmission line from an existing utility company substation (230/115 kv) to the new substation (115/13.8 kv) as described above. This transmission line is approximately 14 kilometers in length. This length was determined by scaling drawings supplied to TIC international by Lyntek Inc. that show the routing of this line.

Local subcontractors provided quotations for ( 2 ea) 13.8 kv overhead transmission lines from the new 115/13.8 kv substation as described above, distributing 13.8 kv power to the Mining Truck Shop throughthe plant site and to the Zapatilla well site. These transmission lines are approximately 2.8 and 2 kilometers in length respectively. Length of these lines were determined by scaling the preliminary plant layout drawings developed by Lyntek Inc

The in plant 13.8 kv MSX overhead transmission line material was quantified by TIC’s subcontractors from the preliminary routing sketch. These quantities include but are not limited to the power poles, insulators and line.

40 – Bldgs. & Architectural	The building sizes, types and layouts are based on discussions with Metallica and preliminary Lyntek drawings developed for the project. Interior finish quantities were developed by the building subcontractors within their pricing excercise. Buildings shall be masonry construction with metal roofs and support trusses. Lab Equipment was quoted from the equipment list.

17.2.5 Cost Basis

Cost Areas	Description

01 – Improvements to Site	Costs for the following items are based on material quantities taken off by TIC International and subcontractor unit price quotations:

A.	HDPE & LDPE linings, geonet, and geofabric for leach pads, ponds, and trenches-furnish & install

B.	Fencing

Section 17	September 2003	17-4

Cerro San Pedro Project	Development Plan

Cost Areas	Description

The estimating group developed costs for the leach field from historical data

Pricing for other items is based on historical data.

02 – Earthwork	The cost for supply and placement of pad, pond & trench liner bedding, drain cover and road surfacing was determined from subcontractor quotations obtained by TIC Int. The material cost of crushed ore over liner on leach pads is also based on a subcontractor’s quote.

The other costs in this account are taken from historical data.

03 – Concrete	The concrete price used in the estimate is based on quotes from the San Luis Potosi area . Rebar and embedded metals are priced based on quotes from Mexican vendors and fabricators. Miscellaneous material costs for concrete work are taken from historical data. Concrete installation cost is based on TIC estimating productivity data

05 – Structural Steel	Structural steel costs are based on unit prices from Mexican vendors and fabricators . Steel erection cost is based on TIC estimating productivity data.

06-16 – Plant Equipment	Plant equipment costs for the following items are based on vendor quotations or budgets numbers.

A.	All Process and refining equipment including;

Melt furnace, clarification & precipitate filters, Deaeration Tower, and Retort. Lime storage silo

C.	Emergency Generator

D.	Well Water Pumps

E.	All Solution Pumps, process, well water, potable & fire water pumps

F.	Electrical Switchgear

G.	Field Erected Tanks

The cost for a lime handling system are based on historical data and support steel is based on unit prices from local fabricators.

21 – Piping	Piping installation costs are developedin TIC’s estimating system through detailed takeoffs and historical productivity data. Process piping is estimated from information on the preliminary P&ID’s and quantified based on equipment locations shown on the General Arrangement (GA) drawings. Material pricing for Large bore and specialized systems was obtained from vendor quotes. Small bore piping material pricing was derived from recent historical data. Leachpad distribution and collection pipe pricing is from vendor quotes. The material pricing for the 0.5” barren solution tubing is taken from a quotation. Metallica will install the drip tubing with MSX personnel.

23 – Insulation	Not applicable to this project.

Section 17	September 2003	17-5

Cerro San Pedro Project	Development Plan

Cost Areas	Description

24 – Instrumentation	Instrumentation costs are developed from an instrumentation list provided by Lyntek and TIC estimating historical data from similar projects.

25 – Electrical	Bulk items such as conduit and wiring are based on historical data with spot checks of current unit prices for similar materials. MCC and generator costs are taken from vendor quotations.

27 – Painting	Painting is priced per subcontractor quotes per the definition in 17.2.4 above.

29 – Substation & Power Transmission Lines	Local subcontractors quoted turnkey pricing for the Electrical Substation rated at 10 MVA, 115/13.8 kv We evaluated the equipment pricing and found most items to be acceptable and in the price range for similar installations. Fees for connection to the GFE grid are to be paid by MSX.PROCOIN Local Subcontractors quoted a turnkey price for design, supply and installation of the 115 kv overhead transmission line from an existing utility company substation (230/115 kv) to the new substation (115/13.8 kv) as described above. We evaluated their pricing and found it to be acceptable.

CYPESA Local Subcontractors quoted a turnkey price for the 13.8 kv overhead transmission lines fed from the new 115/13.8 kv substation which distribute 13.8 kv power throughout the plant site and to the water well and truck shop.

40 – Bldgs. & Architectural	Process Plant Building Assy lab, office, and security building costs are based on Subcontractor quotations for all items from “top of slab” up. Subcontractor quotations include Architectural design. Foundations and slabs will be constructed by contractor own personnel and are priced as part of the concrete work. The lab equipment and interior furnishings are based on a vendor quotation.

17.3 Craft Labor

The project is based on the use of direct hire and subcontracted craft labor. The labor rates used in the estimate include the following items:

A.	Base hourly wages

B.	Overtime pay for mining is based on 12 hours of overtime per week. MexTICa scope of work is based on a 48 hour straight time week.

C.	Payroll burdens are included with base and overtime pay

D.	The equivalent of Workman’s compensation is included with Burdens.

E.	Small tools, consumables, and safety supplies

F.	Travel and subsistence allowances

G.	Contractor’s overheads and profits

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Cerro San Pedro Project	Development Plan

17.4 Schedule

The start date for this project is currently January 1, 2004 and the completion date is October 1, 2004. Work on Leach Pad #2 is not included in this estimate but is projected to start on January 1, 2007 and be completed on June 1, 2007.

17.5 Markups and Escalation

Insurance:	Covered in labor cost
Taxes:	Value Added Tax (VAT) of 15 percent will be assessed on portions of labor, material, and subcontracted work but is not included in this estimate
Escalation:

17.6 Construction Indirects

Indirect costs for both Expat and local staff for construction management and supervision are included. These costs include:

A.	Salaries and uplifts

B.	Overhead costs for both Expat and local personnel

C.	Travel and subsistence costs for Expat personnel

D.	Mexican payroll taxes

E.	Office expenses such as trailer and Services

F.	Survey crew

G.	QA/QC and Testing

H.	Warehousing

I.	Engineering

17.7 Contingency

Contingency is currently estimated by TIC at 1.5 percent of construction costs, excluding the mine area, fuel, and Owner’s costs.

17.8 Fee

A fee of $1,365,000 is included to cover TIC overhead and profit.

17.9 Inclusions

▪	Mine and Haul Road Development

▪	Rough and finish grading and roads for process area and Leach Pad No. 1

▪	Perimeter Fencing

▪	Compacted clay fill, HDPE liner, geonet, and geotextile lining for phase 1 leach pad, ponds, and ditches

▪	Crushed ore drain cover for 1 leach pad

▪	Well water pump

▪	Water and Process Tanks

▪	Mechanical Process Equipment

▪	Process & Utility Piping Systems

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Cerro San Pedro Project	Development Plan

▪	Plumbing and Septic systems

▪	Process building with precious metal storage vault

▪	Assay lab with lab equipment

▪	Guard shack and office building

▪	Building Interior Finishes and Doors

▪	Building ventilation systems with Air Conditioning at offices

▪	Primary & Secondary electrical power distribution, lighting, communication and grounding

▪	Power Transmission lines and Substations

▪	Lime storage & loadout facility

▪	Plant & Pad Area yard lighting

▪	Security Systems

▪	Fuel for the mine development and capitalized prestripping

17.10 Exclusions

▪	Offsite roads, railroads

▪	Training building. The assumption is for client to use existing trailers

17.11 Assumptions and Qualifications

▪	Design is based on project being situated in a Seismic Zone 2.

▪	Clay for liner bedding is available within 5 km of jobsite

▪	Skilled craft labor is available

▪	There is adequate room for laydown areas, office trailers, and parking for craft and construction management personnel

▪	No blasting is required at the processing area

▪	No major site dewatering is required

▪	Soil is adequate to support facilities and leach pads

▪	No hazardous waste cleanup or remediation is required

▪

▪	Contractor has assumed drilled concrete piers, H-Piling, or any other type of supplemental support under the foundations will not be required.

▪	Concrete or asphalt paving of roads is not required

▪	All underground piping systems shall be HDPE

▪	MSX shall supply bottled drinking water

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Cerro San Pedro Project	Development Plan

18. ECONOMIC EVALUATION AND FINANCIAL ANALYSES

18.1 Basis of Estimate

This section provides a summary of the project’s economic analyses, as well as information on anticipated project preproduction and development costs, working capital, and taxes. The information has been formulated into an economic model that evaluates the project’s financial criteria on an unlevered after-tax basis using constant dollars (first quarter of 2003). Metal prices of $350 per ounce of gold and $5.00 per ounce of silver were used as a base case. Sensitivity analyses evaluating the impact of varying project capital and operating costs as well as gold and silver prices have been developed. Traditional financial evaluation criteria, such as internal rate of return (IRR) and net present value (NPV), have also been calculated.

Major assumptions that were used to construct the financial model are as follows:

▪	Tax loss carry forward of approximately $21 million (provided by Metallica).

▪	Preproduction costs are capitalized.

▪	Payments to Glamis of $2.5 million in Year 1 and $2.5 million in Year 2.

▪	NSR royalty to Glamis based on gold price.

▪	Newmont royalty at 1.95 percent of gross revenue.

▪	Initial development contingency of $1.9 million.

▪	VAT 15 percent on goods and services.

▪	Asset tax 1.8% of undepreciated assets.

▪	Mexican federal taxes of 35 percent.

▪	Diesel credit of 35.5 percent of diesel fuel purchases.

▪	Reclamation cost of $4.3 million (provided by Metallica).

18.2 Economic Model

The economic model used for financial evaluation of the Cerro San Pedro Project is based on an inhouse derived spreadsheet generated using Excel software. The model is quite flexible and accounts for yearly variations in material mined and processed, recoveries, operating costs, and capital expenditures. From these input areas, the model generates cash flow estimates on an annual basis.

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Cerro San Pedro Project	Development Plan

The entire economic model spreadsheet and results are included at the end of this section.

18.2.1 Treatment of Amortization and Taxation

For the purpose of this economic evaluation, to compute Mexican income taxes the following items were considered: depreciation and amortization, alternative minimum asset tax, prior years’ loss carry forward and diesel fuel tax credits.

The economic model accounts for the various depreciation schedules allowed for the value of an asset or service, from the year that the asset is placed in service. Depreciation is not allowed for land or real property purchase payments, real property option payments, and some intangible property, such as water rights. These items are directly expensed in the year of acquisition or service.

The regular income tax rate applicable to corporations in Mexico is 35 percent on taxable income. The rate is applied after usual business expenses, asset depreciation, deduction for reclamation expenses and prior year losses. Profit sharing with employees is not deductible.

In addition to the regular tax, an alternative minimum tax on assets must also be considered because a Mexican taxpayer pays, in any given year, the higher of those two taxes. The asset tax commences in the second year of a commercial enterprise and is based on the net tangible asset base of the business for that year as determined after depreciation. The net asset base is then multiplied by 1.8 percent to obtain the asset tax. This tax is recoupable within ten years to the extent that in any of those following years, the regular income tax exceeds the asset tax for that particular year. Any losses (negative taxable income) incurred in a given year can be carried forward and applied to subsequent years to reduce positive taxable income.

The diesel fuel tax credit, which is 35.5 percent of the fuel costs, is used to offset any income taxes payable. The diesel fuel tax credit is lost if not utilized in the year it is available.

The Value Added Tax (VAT) is assessed on all services and capital assets when purchased or imported into Mexico. The rate is 15 percent of the purchase price or imported value plus duties. An accelerated reimbursement provision is available for all VAT credits. The reimbursement period is generally three months, resulting in the repayment of the tax often in the same year in which it is paid.

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Cerro San Pedro Project	Development Plan

18.3 Precious Metal Production

A summary of gold, silver, and gold equivalent production by year is provided in Table 18.1, with life-of-mine total recovered ounces of 721,946 ounces of gold and 16.9 million ounces of silver. As used in the economic evaluation, gold equivalent, for the base commodity price case, is calculated using $325 per ounce of gold and $4.60 per ounce of silver.

Table 18.1

Summary of Annual Precious Metal Production

				% Au Ozs
		Ag Ozs	AU EQ	of AuEq
	Au Ozs	(000)	OZS	Ozs

Total Contained Ounces	1,149,989	47,175	1,817,700	63
Estimated Annual Production
Year 1	63,779	1,580	82,142	74
Year 2	87,519	2,091	117,115	75
Year 3	91,831	2,076	121,214	76
Year 4	93,309	1,938	120,739	77
Year 5	83,897	2,008	112,318	75
Year 6	95,502	2,167	126,173	76
Year 7	108,541	2,466	143,444	76
Year 8	72,633	1,833	98,577	74
Year 9	23,126	645	32,255	72
Year 10	1,809	78	2,913	62
Total Project Life	721,946	16,882	960,891	75

18.4 Revenue and Cash Flow

A summary of mine net realization or revenue based on gold and silver sales, direct operating costs, operating cash flow, and operating cash cost per ounce on an annual basis is provided in Table 18.2.

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Cerro San Pedro Project	Development Plan

Table 18.2

Summary of Annual Net Revenue, Operating Costs, Operating Profit,
and Cash Cost/Au Eq Ounce

	Net Revenue	Cash Operating	Operating Profit	Cash Cost
Year	(Au + Ag) ($000)	Costs ($000)	($000)	$/Au Eq

1	29,335	25,718	3,617	299
2	39,881	27,454	12,427	234
3	41,275	27,087	14,188	223
4	41,107	27,532	13,584	228
5	38,250	26,769	11,481	238
6	42,965	22,151	20,814	176
7	48,845	21,916	26,929	153
8	33,574	23,015	10,559	233
9	10,987	8,791	2,196	273
10	995	1,466	-471	503
Total	327,214	211,890	115,324	221

18.5 Economic Results

A pro-forma income statement and cash flow statement are provided in Tables 18.3 and 18.4, respectively.

Section 18	September 2003	18-4

Cerro San Pedro Project	Development Plan

Table 18.3

GOLD PRICE = $350.00 SILVER PRICE = $5.00	CERRO SAN PEDRO PROJECT BASE CASE INCOME STATEMENT (all US$ 000)

	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL

REVENUES
Gold Produced	oz	63,778	87,518	91,831	93,309	83,897	95,502	108,541	72,633	23,126	1,809	721,944
Silver Produced	000 oz	1,580	2,091	2,076	1,938	2,008	2,167	2,466	1,833	645	78	16,882
Gold Revenue	$000	22,322	30,631	32,141	32,658	29,364	33,426	37,989	25,422	8,094	633	252,680
Silver Revenue	$000	7,898	10,454	10,380	9,691	10,041	10,836	12,330	9,165	3,223	391	84,409
Total Revenue	$000	30,220	41,085	42,521	42,349	39,405	44,262	50,320	34,587	11,317	1,024	337,090
Newmont Royalty	$000	589	801	829	826	768	863	981	674	221	20	6,573
Glamis Royalty	$000	296	403	417	416	386	434	494	339	110	9	3,303

Net Revenue	$000	29,335	39,881	41,275	41,107	38,250	42,965	48,845	33,574	10,987	995	327,213

OPERATING COSTS
Mining	$000	13,964	14,333	13,934	14,086	13,675	9,936	8,953	9,592	3,560	12	102,045
Processing	$000	5,599	6,774	6,887	7,166	6,875	7,069	7,900	8,352	2,608	472	59,702
G & A	$000	5,522	5,544	5,456	5,489	5,443	4,307	4,126	4,360	2,294	830	43,371
Transport & Refining	$000	633	803	810	782	776	839	937	711	329	152	6,772

Total Operating Costs	$000	25,718	27,454	27,087	27,523	26,769	22,151	21,916	23,015	8,791	1,466	211,890

NON-CASH COSTS
Depreciation	$000	6,467	1,753	5,718	1,753	1,753	1,753	1,753	1,753	1,753	3,216	27,674
Reclamation	$000	680	680	680	680	602	328	279	283	91	0	4,303

Total Non-Cash Costs	$000	7,147	2,433	6,398	2,433	2,355	2,081	2,033	2,037	1,845	3,216	31,977

TAXES PAYABLE (See Below)	$000	0	0	0	1,171	2,092	5,762	7,957	2,144	0	81	19,207

NET INCOME	$000	(3,531)	9,995	7,790	9,980	7,033	12,970	16,940	6,378	351	(3,767)	64,139

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Cerro San Pedro Project	Development Plan

Table 18.4

GOLD PRICE = $350.00 SILVER PRICE = $5.00	CERRO SAN PEDRO BASE CASE CASH FLOW STATEMENT (all US$ 000)

			Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL

SOURCES OF CASH
NET INCOME		$000		(3,531)	9,995	7,790	9,980	7,033	12,970	16,940	6,378	351	(3,767)	64,139
Depreciation		$000		6,467	1,753	5,718	1,753	1,753	1,753	1,753	1,753	1,753	3,216	27,674
Reclamation		$000		680	680	680	680	602	328	279	283	91	0	4,303

TOTAL SOURCES OF CASH		$000		3,616	12,428	14,188	12,413	9,389	15,052	18,972	8,415	2,196	(551)	96,116

USES OF CASH
Capital Expenditures		$000	28,201	0	0	3,965	0	0	0	0	0	0	0	32,166
Payment to Glamis		$000		2,500	2,500	0	0	0	0	0	0	0	0	5,000
Working Capital		$000		3,000	0	0	0	0	0	0	0	0	(3,000)	0
Vat		$000	1,351	(310)	14	135	(132)	(31)	(183)	(11)	41	(541)	(333)	(0)
Reclamation		$000		0	0	0	0	0	0	0	0	0	4,303	4,303

TOTAL USES OF CASH		$000	29,552	5,190	2,514	4,100	(132)	(31)	(183)	(11)	41	(541)	970	41,469

NET CASH FLOW		$000	(29,552)	(1,574)	9,914	10,087	12,546	9,420	15,235	18,983	8,373	2,736	(1,521)	54,647

Cumulative Net Cash Flow			(29,552)	(31,126)	(21,212)	(11,125)	1,421	10,841	26,076	45,059	53,432	56,169	54,647
	IRR =		23.6%
NET PRESENT VALUE =			5.0%	10.0%	15.0%	20.0%

			35,714	22,028	11,927	4,327

The results of the economic analysis are presented in Table 18.5, which shows the traditional valuation criteria of internal rate of return (IRR) and net present value (NPV) at various gold and silver prices for the designed pit. The results of Table 18.5 are shown graphically in Figures 18.1 and 18.2.

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Cerro San Pedro Project	Development Plan

Table 18.5

CERRO SAN PEDRO
BASE CASE
SENSITIVITIES
(all US$ 000)

	GOLD PRICE	300.00	325.00	350.00	375.00	400.00
	SILVER PRICE	4.29	4.60	5.00	5.36	5.71
	Percent Change	-20.0%	-15.0%	-10.0%	-5.0%	0.0%	5.0%	10.0%	15.0%	20.0%
GOLD PRICE
300.00	Operating Costs	24.9%	21.3%	17.5%	13.6%	10.2%	6.6%	3.3%	-0.9%	-5.8%
	Capital Costs	14.8%	13.5%	12.4%	11.3%	10.2%	9.3%	8.3%	7.5%	6.6%
325.00	Operating Costs	31.5%	27.5%	24.1%	20.5%	16.9%	13.1%	9.9%	6.4%	3.2%
	Capital Costs	22.4%	20.9%	19.5%	18.1%	16.9%	15.7%	14.7%	13.6%	12.7%
350.00	Operating Costs	37.6%	34.1%	30.7%	26.9%	23.6%	20.1%	16.6%	13.0%	9.9%
	Capital Costs	30.1%	28.3%	26.6%	25.0%	23.6%	22.2%	21.0%	19.8%	18.6%
375.00	Operating Costs	43.7%	39.8%	36.4%	33.1%	29.7%	26.1%	22.9%	19.4%	16.1%
	Capital Costs	37.2%	35.1%	33.1%	31.4%	29.7%	28.1%	26.7%	25.3%	24.1%
400.00	Operating Costs	49.6%	46.1%	42.2%	38.5%	35.3%	32.1%	28.7%	25.3%	22.2%
	Capital Costs	43.7%	41.3%	39.2%	37.1%	35.3%	33.5%	31.9%	30.4%	29.0%

At a gold price of $325 per ounce and $4.60 per ounce for silver, and assuming that the initial investment is 100 percent equity, the project yields a net present value of $14.9 million at a 5 percent discount rate with a 12.7 percent rate of return.

Section 18	September 2003	18-7

Cerro San Pedro Project	Development Plan

Figure 18.1

IRR SENSITIVITY
IRR Percent
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-20.0%
-15.0%
-10.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
Percent Change
Operating Costs
Capital Costs

Section 18	September 2003	18-8

Cerro San Pedro Project	Development Plan

Figure 18.2

Section 18	September 2003	18-9

Cerro San Pedro Project	Development Plan

19.    CONCLUSIONS AND RECOMMENDATIONS

19.1    Introduction

This development plan was prepared to present an up-to-date analysis of the Cerro San Pedro Project as a run-of-mine operation utilizing large major mining equipment. To minimize capital requirements and provide a trained mine operations and maintenance management staff, contract mining will be used to mine ore and waste and to stack ore on the leach pads.

This development plan utilized several design concepts and operating philosophies that were used in previous project feasibility studies prepared by Cambior in 1999 and Glamis Gold in 2000.

The main parameters used in the development plan are as follows:

▪	Base Case Commodity Prices: $350 per ounce for gold and $5.00 per ounce for silver

▪	Process Rate: up to 7.5 million tonnes per year (22,000 tpd)

▪	Average Full Year Annual Production: 120,000 ounces gold equivalent

▪	Mine Life: 8.3 years

▪	Initial Capital Cost: $28.2 million

▪	Total Capital Cost: $32.21 million

▪	Operating Cost: $3.47 per ore tonne

▪	All equity project financing

▪	Start of Construction: January 1, 2004

▪	Nine month construction period

19.2    Conclusions

Main conclusions regarding the design and economics of the project are summarized below:

▪	Initial capital cost is $28.2 million, which amounts to about $29 per ounce of gold equivalent produced.

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Cerro San Pedro Project	Development Plan

▪	Average cash operating cost is estimated at $221 per equivalent ounce of gold produced over the project life.

▪	At a base commodity price of $350 per ounce of gold and $5.00 per ounce of silver, the project after-tax rate of return is 23.6 percent.

▪	An increase in commodity prices to $375 for gold with $5.36 for silver yields an after-tax rate of return of 29.7 percent.

▪	Sensitivity analyses suggest that project economics are most sensitive to operating costs and less sensitive to capital costs.

▪	Risk Analysis:

Country: Low, Mexico is relatively stable with a low risk for unrest and economic instability. In addition, the project is in a good location within Mexico.

Currency: An exchange rate of 10.25 pesos per dollar was used. It is felt that using this ratio will provide relatively little risk since the peso-to-dollar exchange rate is increasing.

Reserve: The ore reserves have been reviewed and audited by several parties. The main risk in reserves is the extent of unknown underground workings and their impact on the reserves. However, an allowance has been provided for unknown workings in the resource model.

Environmental/Permitting: Many of the project permits are issued. Those that remain require mostly updating to reflect current project design and operating adjustments.

Metal Price: Gold and silver are freely sold on the open market at world prices.

Consumable Pricing: Pricing used in the development plan was from single source vendor quotes. There is a possibility that better pricing can be obtained when firm quotations are requested from multiple vendors.

19.3   Recommendations

In order to proceed on schedule, the project will require continued funding and implementation of specific work programs in 2003. The major areas to be addressed in 2003 include:

▪	Cerro San Pedro Church stabilization

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Cerro San Pedro Project	Development Plan

▪	Permit modifications and issuance of all required construction and operating permits

▪	Hiring of key staff to support the future construction and development efforts

▪	Proceeding with final detailed engineering

▪	Preparation of bid packages and solicitation of competitive bids for all project construction and operating goods and services

▪	Review of project design and operating plans to determine areas for potential capital or operating cost reduction. Such areas include:

▪	Power – line design and electricity rates. Analysis of peak demand and ways to reduce the impact on power costs

▪	Initial gold production timing and cash flow enhancement

▪	Utilization of contract assay lab services

▪	Competitive bidding of major consumables (NaCN, lime, power, fuel, etc.)

▪	Review of staffing levels and required office facilities

▪	Completion of project financing

Section 19	September 2003	19-3